Filed Pursuant to Rule 424(b)(1)
Registration No. 333-223468

6,000,000 Shares

Emerald Expositions Events, Inc.

Common Stock

The selling stockholders identified in this prospectus, which consist of investment funds managed by Onex Partners Manager LP and its affiliates, or “Onex”, are offering 6,000,000 shares of common stock of Emerald Expositions Events, Inc. The underwriters also have an option for a period of up to 30 days from the date of this prospectus to purchase up to 900,000 additional shares of common stock in this offering from the selling stockholders. We are not selling any shares of common stock in this offering, and we will not receive any of the proceeds from the shares of common stock sold by the selling stockholders.

Our common stock is listed on the New York Stock Exchange under the symbol “EEX”. The last reported sale price of our common stock on March 8, 2018 was $18.90 per share.

After the completion of this offering, investment funds managed by Onex will own approximately 65.7% of our common stock (or 64.5% if the underwriters’ option to purchase additional shares of common stock from the selling stockholders is exercised in full). Accordingly, upon completion of this offering we will continue to be a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange.

We are an “emerging growth company”, as defined in Section 2(a) of the Securities Act of 1933, as amended, and are subject to reduced reporting requirements. This prospectus complies with the requirements that apply to an issuer that is an emerging growth company.

Investing in our common stock involves risk. See “Risk Factors” beginning on page 23 to read about factors you should consider before buying shares of our common stock.

	Per Share	Total
Price to public	$18.50	$111,000,000
Underwriting discounts and commissions(1)	$0.74	$4,440,000
Proceeds, before expenses, to the selling stockholders	$17.76	$106,560,000
(1)	See “Underwriting” for additional information regarding underwriting compensation.

Delivery of the shares of common stock will be made on or about March 13, 2018.

Neither the Securities and Exchange Commission (the “SEC”), nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

BofA Merrill Lynch	Barclays	Goldman Sachs & Co. LLC
Citigroup	Credit Suisse	Deutsche Bank Securities	RBC Capital Markets
Baird

The date of this prospectus is March 8, 2018.

You should rely only on the information contained in this prospectus and any free writing prospectus prepared by or on behalf of us that we have referred to you. Neither we, the selling stockholders nor the underwriters have authorized anyone to provide you with additional or different information. If anyone provides you with additional, different, or inconsistent information, you should not rely on it. Offers to sell, and solicitations of offers to buy, shares of our common stock are being made only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of our common stock. Our business, financial condition, operating results, and prospects may have changed since such date.

No action is being taken in any jurisdiction outside the United States to permit a public offering of our common stock. Persons who come into possession of this prospectus in jurisdictions outside the United States are required to inform themselves about and to observe any restriction as to this offering and the distribution of this prospectus applicable to those jurisdictions.

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MARKET AND INDUSTRY DATA

This prospectus includes information and data about the market and industry in which we compete. We obtained this information from periodic general and industry publications and surveys and studies conducted by third parties, as well as from our own internal estimates and research. In addition, in connection with our initial public offering of 10,333,333 shares of our common stock by us, together with 7,491,667 shares of our common stock offered by Onex, completed on May 3, 2017 (the “IPO”), we commissioned an independent research report from Stax Inc. (“Stax”) for our use in connection with that offering. In conjunction with this report, Stax interviewed more than 1,600 exhibitors and attendees across our portfolio of events, obtaining both quantitative and qualitative feedback on show performance and positioning.

Industry publications, surveys and studies, including Stax’ report, generally state that the information contained therein has been obtained from sources believed to be reliable; however, they do not guarantee the accuracy or completeness of such information, and while we believe the data from these third-party sources is reliable, we have not independently verified any third-party information. In presenting this information, we have made certain assumptions that we believe to be reasonable based on these sources and on our knowledge of, and our experience to date in, the industry sectors in which we operate. Market and industry data presented herein is subject to change and may be limited by the availability of raw data, the voluntary nature of the data gathering process and other limitations. In addition, the discussions herein regarding our various industry sectors are based on how we define the markets for our products and services, which may be either part of larger overall markets or markets that include other types of products or services. Further, projections, assumptions and estimates of the future performance of the industry in which we operate and our future performance are necessarily subject to uncertainty and risk due to a variety of factors, including those described in “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements.” These and other factors could cause results to differ materially from those expressed in the estimates made by the independent parties and by us.

Third-party sources referenced in this prospectus include research and other materials published by: Trade Show Executive (“TSE”), a leading provider of news and tools for trade show managers, which publishes annual lists of the fastest growing trade shows based on net square footage (“NSF”) of paid exhibit space, number of exhibiting companies and number of attendees; Trade Show News Network (“TSNN”), a leading news and online resource for the trade show, exhibition and event industry, which publishes an annual list of the 250 largest trade shows in the United States based on NSF and an annual list of the top 25 events with the fastest growing attendance; and Exhibit Surveys Trade Show Benchmarks and Trends (as of 2015, the last full year for which such data is available). Particular studies referenced include: Center for Exhibition Industry Research (“CEIR”) 2017 Index Report; AMR International Globex Report 2017 (the “AMR Report”); LinkedIn Technology Marketing Research on B2B Lead Generation, 2015 (the last full year for which such data is available); and CEIR: How the Exhibit Dollar is Spent 2017.

When we refer to the relative position of one of our trade shows or describe them as “market leading” or a “leader” or use words of similar meaning, for our 32 trade shows that are ranked within the top 250 trade shows in the country by TSNN, we mean that such trade show is the largest or one of the largest by NSF in its industry vertical in the United States, and for our other events we rely on Stax research, including the interviews described above, in each case unless otherwise indicated. When we describe our trade shows as “large-scale,” we mean that such trade shows were ranked in TSNN’s 2016 list of the top 250 trade shows in the country (the last full year for which such data is available). When we describe our trade shows as “fast-growing,” we mean that such trade shows were included in TSE’s 2016 lists of fastest growing trade shows, which is the most recent data published by TSE.

CERTAIN TRADEMARKS, TRADE NAMES AND SERVICE MARKS

This prospectus contains trademarks, trade names and service marks that we use in our business. Each one of these trademarks, trade names and service marks is either (i) our registered trademark, trade name or service mark, (ii) a trademark, trade name or service mark for which we have a pending application, (iii) a trademark, trade name or service mark for which we claim common law rights or (iv) a trademark, trade name or service mark that is owned by a third party and used by us under license. All other trademarks, trade names or service marks appearing in this prospectus belong to their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

BASIS OF PRESENTATION

Except where the context requires otherwise, references in this prospectus to “Emerald Expositions”, “Emerald”, “the Company”, “we”, “us”, and “our” refer to Emerald Expositions Events, Inc., formerly known as Expo Event Holdco, Inc., together with its consolidated subsidiaries. In this prospectus, when we refer to our fiscal years, we refer to the year number, as in “2017,” which refers to our fiscal year ended December 31, 2017.

When we refer to “NSF renewal rate”, we mean the NSF purchased by returning exhibitors as a percentage of the prior event’s total NSF. For the purpose of calculating NSF renewal rates, “win-backs” represent customers who did not exhibit in the immediately preceding event but who previously exhibited in the event within the past five years.

When we refer to “organic revenue growth,” this represents the growth in our overall revenue from one period to the next excluding the impact of acquisitions and excluding any change in revenues from now discontinued events.

Unless indicated otherwise, the information included in this prospectus (1) assumes no exercise by the underwriters of the option to purchase up to an additional 900,000 shares of common stock from the selling stockholders and (2) reflects the amendment of our certificate of incorporation on April 10, 2017 to effect a 125 for one stock split of our common stock and an increase in our authorized capital stock to 800,000,000 shares of common stock, which occurred immediately prior to the consummation of the IPO.

Numerical figures included in this prospectus have been subject to rounding adjustments. Accordingly, numerical figures shown as totals in various tables may not be arithmetic aggregations of the figures that precede them. In addition, we round certain percentages presented in this prospectus to the nearest whole number. As a result, figures expressed as percentages in the text may not total 100% or, as applicable, when aggregated may not be the arithmetic aggregation of the percentages that precede them.

USE OF NON-GAAP FINANCIAL MEASURES

This prospectus contains “non-GAAP financial measures”, which are financial measures that are not calculated and presented in accordance with generally accepted accounting principles in the United States, or “GAAP”.

The SEC has adopted rules to regulate the use in filings with the SEC and in other public disclosures of non-GAAP financial measures. These rules govern the manner in which non-GAAP financial measures are publicly presented and require, among other things:

•	a presentation with equal or greater prominence of the most comparable financial measure or measures calculated and presented in accordance with GAAP; and
•	a statement disclosing the purposes for which the registrant’s management uses the non-GAAP financial measure.

Specifically, we make use of the non-GAAP financial measures “Adjusted EBITDA”, “Adjusted EBITDA margin”, “Adjusted Net Income” and “Free Cash Flow” in evaluating our past performance and future prospects. In addition, we present Acquisition Adjusted EBITDA because under our Amended and Restated Senior Secured Credit Facilities (as defined herein), our ability to engage in certain activities such as incurring additional indebtedness, making certain investments and paying dividends is tied to ratios based on Acquisition Adjusted EBITDA (which is defined as “Consolidated EBITDA” in the credit agreement governing the Amended and Restated Senior Secured Credit Facilities). For the definition of Adjusted EBITDA and a reconciliation to net income, its most directly comparable financial measure presented in accordance with GAAP, see footnote 9 to the table under the heading “Summary—Summary Consolidated Financial Data.” Adjusted EBITDA margin is defined as Adjusted EBITDA divided by revenue for the appropriate period. For the definition of Adjusted Net Income and a reconciliation to net income, its most directly comparable financial measure presented in accordance with GAAP, see footnote 10 to the table under the heading “Summary—Summary Consolidated Financial Data.” For the definition of Free Cash Flow and a reconciliation to net cash provided by operating activities, its most directly comparable financial measure presented in accordance with GAAP, see footnote 11 to the table under the heading “Summary—Summary Consolidated Financial Data.” For the definition of Acquisition Adjusted EBITDA and a reconciliation to net income, its most directly comparable financial measure presented in accordance with GAAP, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Long-Term Debt.”

We present Adjusted EBITDA, Adjusted EBITDA margin and Adjusted Net Income because we believe they assist investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance.

Management and our board of directors use Adjusted EBITDA and Adjusted EBITDA margin to assess our financial performance and believe they are helpful in highlighting trends because they exclude the results of decisions that are outside the control of management, while other measures can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which we operate and capital investments.

We use Adjusted Net Income as a supplemental metric to evaluate our business performance in a way that also considers our ability to generate profit without the impact of certain items. For example, it is useful to exclude stock-based compensation expenses because the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business, and these expenses can vary significantly across periods due to the timing of new stock-based awards. We also exclude the amortization of intangible assets and certain discrete costs, including deferred revenue adjustments, impairment charges and transaction costs (including professional fees and other expenses associated with acquisition activity and debt refinancings) in order to facilitate a period-over-period comparison of our financial performance. Each of the normal recurring adjustments and other adjustments described in this paragraph help to provide management with a measure of our operating performance over time by removing items that are not related to day-to-day operations.

We present Free Cash Flow because we believe it is a useful indicator of liquidity that provides information to management and investors about the amount of cash generated from our core operations that, after capital expenditures, can be used for the repayment of indebtedness and strategic initiatives, including investing in our business, paying dividends, making strategic acquisitions and strengthening our balance sheet.

Adjusted EBITDA, Acquisition Adjusted EBITDA, Adjusted Net Income and Free Cash Flow have limitations as analytical tools, and you should not consider such measures either in isolation or as a substitute for analyzing our results as reported under GAAP. Some of these limitations include:

•	Adjusted EBITDA, Acquisition Adjusted EBITDA and Adjusted Net Income do not reflect changes in, or cash requirements for, our working capital needs;
•	Adjusted EBITDA, Acquisition Adjusted EBITDA and Adjusted Net Income are not adjusted for all noncash income or expense items that are reflected in our financial statements;
•	Adjusted EBITDA, Acquisition Adjusted EBITDA and Adjusted Net Income do not reflect the noncash component of employee compensation;
•	Adjusted EBITDA and Acquisition Adjusted EBITDA do not reflect any cash income taxes that we may be required to pay;
•	Adjusted EBITDA, Acquisition Adjusted EBITDA and Adjusted Net Income do not reflect certain one-off cash requirements or one-time cash adjustments resulting from matters we consider to not be indicative of our ongoing operating performance;
•	Adjusted EBITDA and Acquisition Adjusted EBITDA do not reflect the significant interest expense or the cash requirements necessary to service interest or principal payments on our debt; and
•	other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.

We compensate for these limitations by relying primarily on our GAAP results and using Adjusted EBITDA, Acquisition Adjusted EBITDA, Adjusted Net Income and Free Cash Flow only as supplemental information.

SUMMARY

This summary highlights information contained in this prospectus and does not contain all of the information that you should consider in making your investment decision. Before investing in our common stock, you should carefully read this entire prospectus, including our consolidated financial statements and related notes thereto included elsewhere in this prospectus and the information in “Risk Factors”, “Cautionary Note Regarding Forward-Looking Statements” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Our Company

We are a leading operator of business-to-business (“B2B”) trade shows in the United States. We currently operate more than 55 trade shows, as well as numerous other face-to-face events. In 2017, Emerald’s events connected over 500,000 global attendees and exhibitors and occupied more than 6.9 million NSF of exhibition space. We have been recognized with many awards and accolades that reflect our industry leadership as well as the importance of our shows to the exhibitors and attendees we serve.

Our trade show franchises typically hold market-leading positions within their respective industry verticals, with significant brand value established over a long period of time. Each of our trade shows is held at least annually, with certain franchises offering multiple trade shows per year. As our shows are frequently the largest and most well attended in their respective industry verticals, we are able to attract high-quality attendees, including those who have the authority to make purchasing decisions on the spot or subsequent to the show. The participation of these attendees makes our trade shows “must-attend” events for our exhibitors, further reinforcing the leading positions of our trade shows within their respective industry verticals. Our attendees use our shows to fulfill procurement needs, source new suppliers, reconnect with existing suppliers, identify trends, learn about new products and network with industry peers, which we believe are factors that make our shows difficult to replace with non-face-to-face events. Our portfolio of trade shows is well-balanced and diversified across both industry sectors and customers. The scale and “must-attend” nature of our trade shows translates into an exceptional value proposition for participants, resulting in a self-reinforcing “network effect” whereby the participation of high-value attendees and exhibitors drives high participant loyalty and predictable, recurring revenue streams.

For the year ended December 31, 2017, we generated $341.7 million of revenue, $81.8 million of net income, $110.8 million of net cash provided by operating activities, $157.9 million of Adjusted EBITDA, $80.3 million of Adjusted Net Income and $107.8 million of Free Cash Flow.

We generated 93% of our revenue for the year ended December 31, 2017 through the live events that we operate. The remaining 7% of our revenue for the year ended December 31, 2017 was generated from other marketing services, including digital media and print publications that complement our event properties in the industry sectors we serve. Our other marketing services products allow us to remain in close contact with, and market to, our existing event audiences throughout the year.

*	Excludes discontinued revenue, which represented less than 1% of total revenue for the year ended December 31, 2017.
+	Total revenues and revenues for the Sports industry sector for the year ended December 31, 2017 reflect the adverse impact of Hurricane Irma, which forced the early closure of the Surf Expo and ISS Orlando trade shows and prevented the recognition of $6.6 million in revenues related to those events. During the fourth quarter of 2017 we received an insurance settlement of $6.5 million (recorded as Other Income) to offset substantially all of the lost revenues from the affected shows.

We have a highly attractive business model with:

•	strong revenue growth, achieving a compound annual growth rate (“CAGR”) of approximately 8% from 2014 through 2017;
•	attractive organic revenue growth, achieving a CAGR of approximately 3% from 2014 through 2017;
•	a demonstrated ability to regularly source and integrate accretive acquisitions;
•	significant revenue visibility, with approximately 87% and 99% of our eventual 2017 revenue from booth space sales (which represents 72% of our total 2017 revenue) sold by the end of the first and second quarters of 2017, respectively;
•	a demonstrated capacity to achieve regular annual price increases across our portfolio;
•	diversification by industry sector and customer, with no single customer accounting for even 1% of total revenue; and
•	a highly fragmented industry structure, which presents significant opportunities to grow through accretive acquisitions, but also limited direct competition at the individual show level.

In addition, we convert a high proportion of our revenue into cash due to:

•	our efficient cost structure, as evidenced by our Adjusted EBITDA margin (calculated as Adjusted EBITDA divided by our revenue for the applicable period) in excess of 45% for each of the last four completed fiscal years;
•	our asset-light business model, which requires minimal capital expenditures ($3.0 million in 2017, of which less than one quarter related to maintenance capital expenditures);
•	our ability to collect cash deposits from our customers in advance of our shows, resulting in attractive working capital dynamics; and
•	our expected low effective tax rate (relative to Adjusted EBITDA), which is primarily attributable to our favorable tax attributes. We have approximately $489.3 million of aggregate amortization deductions related to our recent acquisitions, which are expected to result in estimated annual deductions of $40.1 million per year from 2018 through 2028 and estimated average annual deductions of approximately $12.1 million from 2029 through 2032. The expected cash tax savings attributable to our amortization deductions will arise only to the extent that we generate sufficient taxable income in the applicable periods and will depend upon the corporate tax rate in the applicable jurisdiction, which in the United States was reduced from 35% to 21% effective January 1, 2018, for federal income tax purposes. Additionally, the amortization deductions may not offset all of our taxable income, and because we have used substantially all of our Federal NOL carryforwards, we expect our provision for income taxes will increase in future periods.

Our Industry Sectors

We operate leading trade shows, which serve a large and broad set of global exhibitors and attendees, across multiple attractive, fragmented sectors that represent significant portions of the U.S. economy. Exhibitor and attendee fragmentation is an especially important aspect of the trade show industry. In markets characterized by diffuse exhibitors and attendees, trade shows uniquely offer the opportunity for live interaction between large numbers of participants on both sides of a potential transaction (a “many-to-many” environment) within a short period of time. Further, the highly fragmented nature of our markets enhances the stability of our entire platform as the loss of any single exhibitor or attendee is unlikely to cause other exhibitors or attendees to derive less value and stop attending a show.

We operate trade shows in a number of broadly-defined industry sectors, as summarized in the table below.

The table below shows our revenue growth from 2014 through 2017 broken down by industry sector.

(dollars in millions)	Year Ended December 31,				CAGR
	2017	2016	2015	2014
Gift, Home & General Merchandise	$130	$124	$118	$112	5%
Sports+	62	71	67	55	4%
Design & Construction	29	27	26	19	16%
Technology	29	12	12	11	39%
Jewelry	21	20	20	20	1%
Other Trade Shows	27	26	23	19	13%
Total Trade Shows	$298	$280	$266	$235	8%
Other Events	19	18	12	11	21%
Total Events	$317	$298	$278	$245	9%
Other Marketing Services	25	26	25	21	6%
Discontinued Revenues	—	—	3	7
Total Revenues+	$342	$324	$306	$274	8%
+	Total revenues and revenues for the Sports industry sector for the year ended December 31, 2017 reflect the adverse impact of Hurricane Irma, which forced the early closure of the Surf Expo and ISS Orlando trade shows and prevented the recognition of $6.6 million in revenues related to those events. During the fourth quarter of 2017 we received an insurance settlement of $6.5 million (recorded as Other Income) to offset substantially all of the lost revenues from the affected shows.

Gift, Home & General Merchandise: We currently operate 13 trade shows in this sector that are focused on a broad range of consumer goods mostly used in and around the home. These shows bring together exhibitors who manufacture and/or distribute such products with attendees who primarily represent the retailers or wholesalers that purchase these goods for resale. Our two largest franchises in this sector are ASD Market Week and NY NOW, representing four trade shows—ASD Market Week March, ASD Market Week August, NY NOW Winter and NY NOW Summer—each of which is a large, horizontal (i.e., multi-category) show that aggregates several distinct marketplaces spanning a wide range of products in a single location. The significant category diversification at both ASD Market Week and NY NOW adds to the stability and resiliency of our business. Our other franchises are vertical (i.e., single category) shows and include International Contemporary Furniture Fair (“ICFF”) (contemporary furniture), KBIS (kitchen and bath products) and NSS (stationery and specialty paper products). Our shows are particularly important to participants in this sector as they provide a many-to-many environment that enables a large and diverse group of attendees and exhibitors from all over the world to buy and sell a wide variety of products in a short period of time. Shows within this sector tend to have significant “order-writing” activity where exhibitors generate sales during the trade show itself. The product assortment offered by our exhibitors is constantly evolving, which creates a further need for our attendees to return to our shows year after year to be able to see, sample, learn about and order new goods or services. In addition, the highly fragmented base of exhibitors and attendees creates a strong network effect that mitigates the potential loss of any single exhibitor.

Sports: We currently operate 19 trade shows in this sector. These shows are among the largest in the United States and the world, and include iconic franchises such as Outdoor Retailer (“OR”) and Surf Expo, as well as other leading shows such as Interbike, SnowSports Industries America Snow Show (“Snow Show”), ISS and the Sports Licensing & Tailgate Show, each of which is well-known within its respective industry vertical. Exhibitors at these shows are manufacturers or distributors of equipment, gear and other goods serving these markets, while attendees are typically retailers or wholesalers who purchase these goods for resale. These shows also have a many-to-many environment where thousands of specialty sports retailers interact with hundreds of specialty equipment and athletic apparel manufacturers. The Sports shows target the highly fragmented sports retail market where sports enthusiast clientele are typically served by independent specialized retailers. Attendees and exhibitors in this market tend to be primarily focused on high-end, performance-oriented, experiential products, where minor improvements in performance are a differentiator. Given these characteristics, it is important for attendees to test and learn about the products in person to be able to sell them to their customers, which makes this market ideally suited for trade shows. The consistent and frequent introduction of young startup brands and new categories, such as E-bikes, in the active lifestyle and outdoor markets offers growth opportunities.

Design & Construction: We currently operate 5 trade shows in this sector including the Hospitality Design Exposition & Conference (“HD Expo”), GlobalShop and the Healthcare Design Expo & Conference (“HCD”), which focus on interior designers, architects, owners/operators, developers, specifiers and purchasers working within a range of sectors, including hotels, resorts, restaurants, bars, spas, retail stores and healthcare facilities. The Design & Construction sector is particularly well suited for trade shows because design and construction are highly visual processes requiring in-person interaction. Our shows provide value to industry participants by enabling designers and architects to stay current with trends in product styles, which tend to change from year to year, and earn continuing education credits for their professional certifications. These shows also offer participants exposure to upcoming remodeling, renovation and new-build construction projects, which are often discussed at our shows, making it important for participants to return every year in order to stay close to the pipeline of future business. In addition, the aggregation of a wide range of products and service providers under one roof allows participants to save time and expense.

Technology: We currently operate 6 trade shows in the Technology sector, which we entered in 2014 with the acquisition of the Internet Retailer Conference and Expo (“IRCE”) through the acquisition of George Little Management (“GLM”). IRCE brings together exhibitors who provide, and retailer attendees who need, eCommerce solutions and services, and is the largest show of its type in the country. Exhibitors cover the full spectrum of eCommerce solutions, including online marketplaces, payment processors and supply chain solutions providers. We expanded our presence in the Technology sector through the acquisitions of Digital Dealer Conference and Expo (“Digital Dealer”) and RFID Journal LIVE! (“RFID LIVE!”) in 2016 and CEDIA Expo (“CEDIA”) and the International Drone Conference & Exposition (“InterDrone”) in 2017. Digital Dealer is the retail automotive industry’s leading digital strategy trade show and conference focused on introducing, exploring and implementing the various digital components that automotive dealers use to engage automotive customers. RFID LIVE! is the world’s largest show focused on radio frequency identification (“RFID”) and related technologies, bringing together attendees, exhibitors, researchers, academics, consultants and others interested in using RFID technologies to identify, track and manage assets and inventories across a wide range of industries. CEDIA is the largest trade show in the home technology market, serving industry professionals that manufacture, design and integrate goods and services for the connected home. InterDrone is the leading trade show in the U.S. commercial drone market.

Jewelry: We currently operate 5 trade shows in this sector that showcase high-end and mid-tier jewelry. Our key franchises include COUTURE, JA New York and the Las Vegas Antique Jewelry & Watch Show. The Jewelry sector as a whole is conducive to the trade show business model, as there are tactile and visual elements to selecting jewelry, expanding product offerings and remaining current with new trends.

Other Trade Shows: Our remaining 10 trade shows span five sectors in which we maintain leading shows: Photography, Food, Healthcare, Industrials and Military.

Other Events: We currently operate more than 70 additional events across a wide variety of formats including B2B conferences, hosted buyer events, business-to-consumer (“B2C”) events, summits, awards and luxury private sales. One of our larger categories within the Other Events sector is our antique portfolio, consisting of the Original Miami Beach Antique Show (“OMBAS”), the New York Antique Jewelry & Watch Show and LUEUR Spring. We also hold B2C luxury private sales events under our Soiffer Haskin brand and hosted buyer events under our CPMG brand.

The Trade Show Industry

Self-Reinforcing Network Effects

The trade show industry serves as a forum to connect attendees and exhibitors within specific industry sectors. At these shows, primarily held in convention centers at periodic intervals, exhibitors set up exhibits, or “booths,” in order to promote their products and services to attendees who are authorized buyers for retail or wholesale organizations or businesses (as opposed to individual consumers, who would typically attend B2C events). These shows are part of exhibitors’ regular annual marketing budgets and attendees’ regular annual procurement budgets, as well as new product research and industry networking initiatives. Attendees use our shows to fulfill procurement needs, source new suppliers, reconnect with existing suppliers, identify trends, learn about new products and network with industry peers. Exhibitors see trade shows as marketing events that enable them to generate sales, introduce new products, generate leads, build their brands, learn about competitors’ offerings, educate the market and service customers. Trade shows are critical networking events for both attendees and exhibitors, and are difficult to displace and replicate through interactions that are not face-to-face. The key value proposition of a trade show is its ability to provide otherwise fragmented bases of attendees and exhibitors the opportunity to interact in person and examine a wide variety of products in a short period of time for a reasonably low cost. As illustrated in the chart below, more survey respondents view trade shows and conferences as “very effective” for lead generation than any other alternative marketing method.

Source: LinkedIn Technology Marketing Research on B2B Lead Generation, 2015

Effective trade shows are characterized by a self-reinforcing business model, in which attendees with authority to make purchasing decisions make trade shows “must-attend” events for key industry suppliers. High-quality exhibitors, in turn, introduce new products and innovations and set trends, thereby driving increased attendance. This self-reinforcing “network effect” helps solidify a trade show’s leading position for the long term and establishes significant competitive advantages.

The value of a trade show to an exhibitor is a function of the quality and quantity of the attendee base. The quality of attendees can be measured by the extent to which attendees have the authority to make purchasing decisions, as well as by the amount of purchasing that occurs during or after a show. According to Exhibit Surveys Trade Show Benchmarks and Trends, approximately 82% of trade show attendees in 2015 held some purchasing decision-making power in their respective organizations, while approximately 51% of trade show attendees planned to make purchases during or following shows. Importantly, this statistic and the overall level of attendance at trade shows have remained quite stable for more than a decade, despite internet and digital media growth. We believe this demonstrates the strength and enduring nature of the trade show business model, with shows valued by exhibitors and attendees alike.

Source: CEIR 2017 Analysis for number of attendees; Exhibit Surveys Trade Show Benchmarks and Trends for percentage of attendees planning to make purchases and percentage of attendees with authority to make purchases.

Revenue and Cash Flow Model

Trade show organizers generate revenues primarily by selling trade show exhibit space to exhibitors on a per square foot basis. Other revenue streams include fees for ancillary exhibition services and attendee registration fees. The sales cycle for a trade show typically begins during the prior show and, as a result, show operators usually have significant revenue visibility. This contributes to the highly favorable working capital cycle of our business as non-refundable deposits for exhibit space are received well in advance of each show and the bulk of our expenses are incurred around the time of the show. We also engage third-party sales agents to support our marketing efforts. More than 95% of our sales are made by our employees, with less than 5% made by third-party sales agents. These agents, who are mainly based in Asia and Europe, are paid a commission based on a percentage of sales.

Prior to each show, a trade show organizer selects and manages venues, hotels and vendors for set-up, registration, travel, lodging, audio-visual services and other services. Trade show organizers regularly subcontract much of the work that goes into setting up the physical show itself to exhibition services companies, or “decorators,” who typically bill exhibitors directly for the substantial majority of decorating expenses. After floor space is sold, the exhibitors work directly with the decorator or other suppliers of services to coordinate the construction, transportation and installation of their booths. Rental of the floor space from the trade show organizer only represents slightly more than one-third of a typical exhibitor’s total cost of exhibiting at a trade show, while marketing, decorating, travel and lodging represent the remainder. We believe this decreases exhibitor sensitivity to increases in the price of trade show booth space since it typically represents only a modest portion of the overall cost of participation.

Market Size and Structure

The United States has the largest and most developed B2B trade show market in the world, with 2016 revenue of approximately $13.5 billion, according to the AMR Report. Although the growth trajectory of any individual show will be a function of its particular sector, the industry overall is expected to grow at a CAGR of 3.2% from 2016 through 2021. This growth is anticipated to be driven by a combination of volume growth in line with real GDP growth and consistent price increases. For any individual show operator, acquisitions and new show launches would be additive to this growth.

While the trade show industry on the whole is large, it is highly fragmented, with the largest for-profit organizers (Emerald Expositions, Reed Exhibitions and UBM and Informa Exhibitions (which have recently announced that they intend to merge)) accounting for 9% of the wider U.S. market in 2016. There are nearly 9,400 trade shows per year in the United States of varying sizes, the majority of which are owned by entrepreneurs and non-profit industry associations. Based on data in the AMR Report, we estimate our 2016 total events revenue represents a market share of approximately 2%. Although the overall market is fragmented, any given trade show competes only against the other trade shows that are relevant to its sector. For example, our OR Summer Market does not in any way compete with our International Pizza Expo and neither show has significant competitors in its respective category in the United States. As noted, nearly all of our shows are the market leaders within their respective industry verticals.

Source: AMR Report

Our Strengths

•	Leading U.S. Trade Show Organizer. We believe we sell more NSF and operate more large-scale and fast-growing trade shows in the United States than any other operator based upon publicly available information published by TSNN and TSE. There are currently no major publicly-traded companies in the United States that function as “pure-play” exhibition companies. Our Adjusted EBITDA margin of 46% for the year ended December 31, 2017 is the result of our significant scale, our centralized back-office operations and our highly attractive and profitable show portfolio. Our trade shows have garnered numerous awards and accolades, including five shows named to TSE’s “Fastest 50” growing U.S. shows in 2016, four shows named to TSE’s “Next 50” fastest growing list for 2016 and three shows named to TSNN’s 2017 “Top-25 Fastest-Growing in Attendance.” Our ASD Market Week franchise was voted “Trade Show of the Year” by TSNN in 2016. Our large existing operating platform provides us with economies of scale, creating the opportunity to efficiently and profitably grow both organically, by way of new show launches, and by making acquisitions.

*	UBM and Informa Exhibitions have recently announced that they intend to merge; however, as of the date of this prospectus, the merger has not yet closed.
•	Market-Leading Shows Drive Revenue Growth and Bolster Leading Market Positions. Approximately 95% of our trade show revenue is generated by events that we believe are market leaders within their respective industry verticals in the United States. We have maintained these strong market positions over time and believe they benefit from their incumbency, leading brands, proprietary databases of exhibitor and attendee contacts and a self-reinforcing “network effect” whereby high-quality attendees attract exhibitors, and those exhibitors in turn attract high attendance. The “must-attend” nature of our events positions us to grow our attendance, exhibitors, NSF and pricing, which in turn drive consistent revenue growth. For a hypothetical new trade show in a given industry vertical to be successful, it would need to attract a critical mass of both high-quality exhibitors and attendees quickly from a standstill, which is difficult to accomplish. Furthermore, the theoretical savings a new entrant could offer exhibitors in the form of a lower price are limited because booth space typically only represents slightly more than one-third of the total cost of exhibiting at a show.

•	Proven Ability to Create Value Through Acquisitions. Our ability to create stockholder value through acquisitions is meaningful. We approach acquisitions in a disciplined manner with a focus on ensuring only highly desirable events that complement our existing portfolio are acquired at attractive prices. Our management team has significant industry relationships that it leverages in order to originate and execute acquisitions, with robust processes in place to properly vet targets so that only highly desirable events are acquired, and that such acquisitions are completed in a cost effective manner. We have made 15 acquisitions since 2014 for total consideration of approximately $590 million, including the acquisition of GLM in 2014 for $335 million. All of these acquisitions were completed at attractive EBITDA purchase multiples, and produced substantial favorable tax attributes. Assuming we generate taxable income in the future, we expect these tax attributes will be used to reduce our cash tax obligations for up to 15 years. These acquisitions have added approximately 3.3 million NSF, extended our leadership positions within existing sectors and positioned us to move into leadership positions in new sectors such as Technology, Food and Industrials. Given the substantial fragmentation in the market, we expect our acquisition efforts to allow us to continue to drive growth in the future.
•	Resilient Financial Performance. We operate in distinct industry sectors that represent significant segments of the U.S. economy. Within each sector, we are highly diversified by exhibitor, with no single customer accounting for even 1% of our 2017 total revenue. In addition, the largest 10 exhibitors at each of our top five shows in 2017 represented an average of only approximately 8% of each respective show’s total revenue. The diversified nature of our sectors and customers enhances the stability of our entire platform. In our experience, the leadership positions of our trade shows reduce the impact of recessions on our business because during a downturn, exhibitors are more likely to continue spending money on the leading trade show within a given industry vertical and reduce their spending on other, less essential events.
•	Continuously Expanding Technological Innovation Drives Value Proposition. Technological innovation enhances the effectiveness of our shows and our sales force. Much of this innovation leverages our proprietary exhibitor and attendee contact databases, which are difficult to replicate and offer a distinct competitive advantage. We have made technology-enabled enhancements in the following areas: (i) website and mobile applications that allow attendees to preview exhibitors, plan their visits and set up meetings in advance of our events; (ii) marketing visualization tools that integrate exhibitor data and provide insights that enhance the effectiveness of our sales force; (iii) digital marketing strategies that utilize social media and other channels to effectively generate leads; and (iv) real-time customer engagement tools to create feedback loops and drive customer retention. We believe our implementation of technology-enabled solutions increases exhibitor-attendee interaction, improving their experience and enhancing the value proposition of our events.
•	Robust Profit Margins and Excellent Cash Flow Conversion. In the year ended December 31, 2017, our Adjusted EBITDA margin was 46%. In addition, our business requires minimal maintenance capital expenditures. Our favorable working capital dynamics and substantial favorable tax attributes enable us to convert a significant portion of our Adjusted EBITDA into cash. Our favorable tax attributes consist of benefits attributable to amortization expense related to our recent acquisitions, which we expect will offset cash taxes on an aggregate of approximately $489.3 million of income over the next 15 years assuming we generate taxable income in the applicable period.
•	Best-in-Class Management Team. Previously serving as president of Nielsen Expositions, our predecessor company, David Loechner has been our CEO since we were acquired by Onex on June 17, 2013, and brings over 30 years of industry experience. In 2016, David was named the “2016 Industry Icon” by TSNN and is supported by a deep bench of 13 executives with over 300 years of collective industry experience. Other members of our management team have significant experience in the trade show industry and the broader information services sector.

Our Growth Strategy

Our goal is to expand our market leadership position and capture an increasing share of the growing U.S. trade show industry. Our strategies to achieve this goal include:

•	Increase NSF and Attendance. We intend to focus on growing NSF and attendance at our shows by working closely with our attendees, exhibitors, vendors and other industry partners to increase the return on investment from participating in our shows, drive customer satisfaction and deepen our engagement with our marketplaces. To reinforce our leading market positions and capitalize on the growth trends underlying our sectors, we are using new technologies and marketing strategies, including greater deployment of social media tools and leveraging of our proprietary database of attendees and exhibitors, to help influence exhibitor and attendee interaction and improve their experiences.
•	Manage Pricing Growth. As a company, we are focused on delivering sustainable, long-term growth and have therefore generally sought to implement price increases each year and intend to continue doing so going forward, always taking into consideration underlying market conditions, attendance and satisfaction trends, planned changes to our shows, any venue changes and other relevant drivers.
•	Continue to Make Accretive Acquisitions. The U.S. trade show market is highly fragmented, with numerous potential acquisition targets. We will continue to take a disciplined approach to evaluating acquisitions, focusing only on those that meet our financial contribution and return on investment objectives. Historically, we have completed acquisitions at EBITDA purchase multiples that are typically in the mid-to-high single digits. Our acquisitions have historically been structured as asset deals that have resulted in the generation of long-lived tax assets, which in turn have reduced our purchase multiples when incorporating the value of the created assets. In the future, we intend to pursue acquisitions with similarly attractive valuation multiples. With our significant experience acquiring and integrating leading trade shows and our increased efficiencies due to our scale, we believe we are well-positioned as a buyer of choice. We use highly selective criteria for evaluating acquisitions and will focus on expanding our presence within sectors we currently serve as well as on establishing a leading presence in sectors that have strong underlying growth potential, such as Technology, which we entered via acquisition in 2014. We expect our ongoing pipeline of deals will allow us to further drive growth as we continue to focus on acquisitions that offer value accretion through attractive purchase price multiples, tax-efficient transaction structures and cost synergies. In addition, we expect to drive revenue synergies by cross-selling newly-acquired shows to existing customers in common sectors.
•	Launch New Shows and New Categories within Existing Shows. We intend to leverage our existing brands, industry expertise and market strength to launch new categories within existing shows as well as entirely new shows. With minimal capital expenditure requirements, we have historically incubated new category and new trade show launches in a cost-effective manner. For example, our ASD Market Week trade show has grown from one single category to its current collection of nine categories, each with unique exhibitors and each held in its own area of the broader ASD Market Week show. In 2016, we launched four new shows and events: LUEUR Spring, Get Outdoors-NYC, ICFF Miami and Fall CycloFest. All four of these shows were repeated in 2017 and we currently expect one to stage again in 2018. In 2017, we launched six new events and we expect that half of the 2017 launches will repeat in 2018. We plan to continue to assess other potential launches in future years.
•	Grow Internationally. While all of our trade shows are currently hosted in the United States, international exhibitors and attendees represent an important component of our total participant base. There remains a significant opportunity for us to increase the number of international exhibitors and attendees at our shows. In the future we may also launch, partner with or acquire international trade shows that are complementary to our core business and could represent a substantial growth opportunity.

Recent Events

IPO

On May 3, 2017, we completed an initial public offering of 17,825,000 shares of our common stock at a price of $17.00 per share. We sold 10,333,333 shares, resulting in net proceeds to us after underwriting discounts and expenses of $159.1 million, and funds managed by Onex sold 7,491,667 shares, from which we did not receive any proceeds. We used all of the net proceeds to us from the initial public offering, plus cash on hand, to prepay $159.2 million of borrowings outstanding under our Term Loan Facility (as defined below).

Refinancing

On May 22, 2017, our wholly owned subsidiary, Emerald Expositions Holding, Inc. (“EEH”), entered into an amendment and restatement of its senior secured credit facilities. The amended and restated senior secured credit facilities (the “Amended and Restated Senior Secured Credit Facilities”), which were entered into with a syndicate of lenders and Bank of America, N.A., as administrative agent, consist of (i) a seven-year $565.0 million senior secured term loan facility (the “Amended and Restated Term Loan Facility”), scheduled to mature on May 22, 2024 and (ii) a $150.0 million senior secured revolving credit facility (the “Amended and Restated Revolving Credit Facility”), scheduled to mature on May 23, 2022. On November 27, 2017, EEH entered into the Refinancing Agreement and First Amendment to Amended and Restated Credit Agreement to reduce the interest rate applicable to term loans under the Amended and Restated Term Loan Facility and on November 29, 2017, EEH entered into the Repricing Agreement and Second Amendment to Amended and Restated Credit Agreement to reduce the interest rate applicable to revolving loans under the Amended and Restated Revolving Credit Agreement. See “Description of Senior Secured Credit Facilities.”

Cash Dividend

On February 23, 2018, we paid a dividend of $0.07 per share (or $5.1 million in the aggregate) to holders of record of our common stock as of February 9, 2018. Management intends to propose, and expects the Board of Directors will approve, a 3.6% increase in the quarterly cash dividend rate, to $0.0725 per share effective for the second quarter 2018 dividend. The incremental quarterly cash cost of the proposed increase would be approximately $0.2 million.

Risks Associated with Our Business

Our business is subject to numerous risks described in “Risk Factors” immediately following this prospectus summary and elsewhere in this prospectus. These risks represent challenges to the successful implementation of our strategy and to the growth and future profitability of our business. Some of the more significant risks are:

•	At any given point in time, general economic conditions may have an adverse impact on the industry sectors in which our trade shows and conferences operate, and therefore may negatively affect demand for exhibition space and attendance at our trade shows and conferences;
•	The success of each of our trade shows depends on the reputation of that show’s brand;
•	We may not be able to secure or retain desirable dates and locations for our trade shows;
•	Attendance at our shows could decline as a result of disruptions in global or local travel conditions, such as congestion at airports, the risk of or an actual terrorist action, adverse weather or fear of communicable diseases;
•	We may fail to accurately monitor or respond to changing market trends and adapt our trade show portfolio accordingly;
•	If we fail to attract leading brands as exhibitors in, or high-quality attendees to, our trade shows, we may lose the benefit of the self-reinforcing “network effect” we enjoy today;
•	We may face increased competition from existing trade show operators or new competitors;
•	A significant portion of our revenue is generated by our top five trade shows;
•	We intend to continue to be highly acquisitive, and our acquisition growth strategy entails risk;
•	Our exhibitors may choose to use an increasing portion of their marketing and advertising budgets to fund online initiatives or otherwise reduce the amount of money they have available to spend in connection with our trade shows;
•	We may lose the services of members of our senior management team or of certain of our key full time employees and we may not be able to replace them adequately;
•	We use third-party agents whom we do not control to sell space at our trade shows, particularly to international exhibitors;
•	Changes in legislation, regulation and government policy may have a material adverse effect on our business in the future;
•	Recently enacted changes to the U.S. tax laws may have a material impact on us;
•	A loss or disruption of the services from one or more of the limited number of outside contractors who specialize in decoration, facility set-up and other services in connection with our trade shows could harm our business;
•	The industry associations that sponsor and market our trade shows could cease to do so effectively, or could be replaced or supplemented by new industry associations who do not sponsor or market our trade shows;
•	Our launch of new trade shows or new initiatives with respect to current trade shows may be unsuccessful and consume significant management and financial resources;
•	We do not own certain of the trade shows that we operate or certain trademarks associated with some of our shows;
•	The infringement or invalidation of proprietary rights could have an adverse effect on our business;
•	Our information technology systems, including our ERP business management system, could be disrupted;
•	We could fail to protect certain employee or customer data;
•	We face risks associated with event cancellations or other interruptions to our business, which the insurance we maintain may not fully cover;
•	We may face material litigation;
•	We may be unable to fully utilize the benefits associated with our favorable tax attributes; and
•	We previously identified a material weakness in our internal control over financial reporting. If we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls in the future, our ability to prevent or detect a material misstatement in our financial statements could be adversely affected.

See “Risk Factors” immediately following this prospectus summary for a more thorough discussion of these and other risks and uncertainties we face.

Organizational Structure

The chart below summarizes our ownership and corporate structure after giving effect to this offering, assuming no exercise of the underwriters’ option to purchase additional shares.

Onex and Emerald-Affiliated Shareholders[1] 66.3%
Non-Affiliated Shareholders 33.7%
Emerald Expositions Events, Inc. (Registrant)
Expo Event Midco, Inc.
Guarantor under Amended and Restated Senior Secured Credit Facilities
Emerald Expositions Holding, Inc.
Borrower under Amended and Restated Senior Secured Credit Facilities
Subsidiaries
Guarantors of Amended and Restated Senior Secured Credit Facilities

(1)	If the underwriters exercise in full their option to purchase additional shares, Onex and Emerald-affiliated shareholders would own approximately 65.0% of our common stock and non-affiliated shareholders would own approximately 35.0% of our common stock.

Implications of Being an Emerging Growth Company

As a company with less than $1.07 billion in revenue during our last fiscal year, we qualify as an “emerging growth company” as defined in the Jumpstart Our Business Startups Act of 2012 (the “JOBS Act”). An emerging growth company may take advantage of specified reduced reporting and other requirements that are otherwise applicable generally to public companies. These provisions include:

•	we are not required to engage an auditor to report on our internal controls over financial reporting pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”);
•	we are not required to comply with any requirement that may be adopted by the Public Company Accounting Oversight Board (the “PCAOB”) regarding mandatory audit firm rotation or a supplement to the auditor’s report providing additional information about the audit and the financial statements (i.e., an auditor discussion and analysis);
•	we are not required to submit certain executive compensation matters to stockholder advisory votes, such as “say-on-pay”, “say-on-frequency” and “say-on-golden parachutes”; and
•	we are not required to disclose certain executive compensation related items such as the correlation between executive compensation and performance and comparisons of the chief executive officer’s compensation to median employee compensation.

We may take advantage of these provisions until December 31, 2022 or such earlier time that we are no longer an emerging growth company. We would cease to be an emerging growth company upon the earliest of: (i) the last day of the first fiscal year in which our annual gross revenues are $1.07 billion or more; (ii) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700.0 million as of the end of the second quarter of that fiscal year; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities; or (iv) the last day of the fiscal year ending December 31, 2022. We have elected to take advantage of some of the reduced disclosure obligations listed above in this prospectus, and may elect to take advantage of other reduced reporting requirements in future filings. In particular, we have elected to adopt the reduced disclosure with respect to our executive compensation disclosure. As a result of this election, the information that we provide stockholders may be different than you might get from other public companies.

The JOBS Act permits an emerging growth company like us to take advantage of an extended transition period to comply with new or revised accounting standards applicable to public companies. We have chosen to irrevocably “opt out” of this provision and, as a result, we will comply with new or revised accounting standards as required when they are adopted.

Corporate Information

We were incorporated as Expo Event Holdco, Inc. in Delaware in 2013 and renamed Emerald Expositions Events, Inc. on March 29, 2017. Our principal executive offices are located at 31910 Del Obispo Street, Suite 200, San Juan Capistrano, California 92675. Our telephone number is (949) 226-5700. We maintain a website at www.emeraldexpositions.com. The information contained on, or that can be accessed through, our website is not a part of, and should not be considered as being incorporated by reference into, this prospectus.

We were acquired by an affiliate of certain investment funds managed by an affiliate of Onex on June 17, 2013 (the “Onex Acquisition”). Prior to the Onex Acquisition, we were named Nielsen Business Media Holding Company and operated as a separate business of The Nielsen Company B.V. (“Nielsen”). Following the consummation of this offering, we will continue to be a “controlled company” for the purposes of the New York Stock Exchange rules.

Our Sponsor

Onex is one of the oldest and most successful private equity firms in North America. Through its Onex Partners and ONCAP private equity funds, Onex acquires and builds high-quality businesses in partnership with talented management teams. At Onex Credit, Onex manages and invests in leveraged loans, collateralized loan obligations and other credit securities. Onex has more than $32 billion of assets under management, including $6.8 billion of Onex proprietary capital, in private equity and credit securities. With offices in Toronto, New York, New Jersey and London, Onex and the Onex team are collectively the largest investors across Onex’ platforms.

Onex has extensive experience investing in leading business services companies. Notable examples of Onex’ investments in the business services sector over its 34-year history include SMG, Clarivate Analytics (formerly the IP & Science business of Thomson Reuters), sgsco, USI Insurance Services, CSI Global Education, Canadian Securities Registration Systems and SITEL Worldwide Corporation.

After giving effect to this offering, Onex and its affiliates are expected to own approximately 65.7% of our common stock (or 64.5% if the underwriters exercise in full their option to purchase additional shares). Onex will have the ability to control the outcome of matters submitted to our stockholders for approval, including the election of our directors and the approval of any change in control transaction. For a discussion of our relationship with Onex and more details on Onex’ ownership interest and conflicts of interest, see “Certain Relationships and Related Party Transactions,” “Description of Capital Stock” and “Risk Factors—Risks Relating to this Offering and Ownership of Our Common Stock—Our directors who have relationships with Onex may have conflicts of interest with respect to matters involving us.”

The Offering

Issuer
Emerald Expositions Events, Inc., a Delaware corporation.
Common stock outstanding as of March 2, 2018.
72,782,563 shares
Common stock offered by the selling stockholders
6,000,000 shares (or 6,900,000 shares if the underwriters exercise their option to purchase additional shares in full)
Option to purchase additional shares
The underwriters have an option to purchase up to 900,000 additional shares from the selling stockholders. The underwriters can exercise this option at any time within 30 days from the date of this prospectus.
Use of proceeds
The selling stockholders will receive all of the net proceeds from this offering. We will not receive any proceeds from the sale of shares by the selling stockholders. See “Use of Proceeds.”
Dividend policy
We intend to continue to pay quarterly cash dividends on our common stock. We paid a dividend of $0.07 per share in the second, third and fourth quarters of 2017, and in the first quarter of 2018. Management intends to propose, and expects the Board of Directors will approve, a 3.6% increase in the quarterly cash dividend rate, to $0.0725 per share effective for the second quarter 2018 dividend. The incremental quarterly cash cost of the proposed increase would be approximately $0.2 million. The payment of the dividend in future quarters is subject to the discretion of our board of directors. The amount of dividends paid may be changed or terminated in the future at any time and for any reason without advance notice. Our business is conducted through our subsidiaries. See “Dividend Policy.”
Listing
Our common stock is listed on the New York Stock Exchange under the symbol “EEX”.
Risk factors
Investing in our common stock involves a high degree of risk. See “Risk Factors” beginning on page 23 of this prospectus for a discussion of factors you should carefully consider before investing in our common stock.

The 72,782,563 shares of common stock outstanding as of March 2, 2018 excludes:

•	7,348,136 shares of common stock issuable upon the exercise of options outstanding under the Expo Event Holdco, Inc. 2013 Stock Option Plan (the “2013 Plan”) and the 2017 Omnibus Equity Plan (the “2017 Plan”) as of March 2, 2018, at a weighted average exercise price of $12.26 per share;
•	270,809 shares of common stock issuable upon the settlement of outstanding RSUs; and
•	3,698,592 shares of common stock reserved for future issuance under the 2017 Plan.

Summary Consolidated Financial Data

The following table presents summary consolidated financial data for the periods and at the dates indicated. The summary consolidated financial data as of December 31, 2017 and 2016, and for the years ended December 31, 2017, 2016 and 2015 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The summary consolidated financial data as of December 31, 2015 and for the year ended December 31, 2014 have been derived from our audited financial statements not included in this prospectus. Our historical results are not necessarily indicative of the results expected for any future period.

The following information should be read in conjunction with “Capitalization”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Business” and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,
	2017(1)	2016(1)	2015(1)
	(dollars in millions, except per share data)
Statement of income (loss) and comprehensive income (loss) data:
Revenue	$341.7	$323.7	$306.4
Other income	6.5	—	—
Cost of revenues	95.0	84.4	83.4
Selling, general and administrative
expenses(2)	121.9	98.9	93.1
Depreciation and amortization expense	43.2	40.0	39.1
Intangible asset impairment charge(3)	—	—	8.9
Operating income	88.1	100.4	81.9
Interest expense	38.3	51.4	52.0
Loss on extinguishment of debt(4)	3.0	12.8	—
Income before income taxes	46.8	36.2	29.9
(Benefit from) provision for income taxes(5)	(35.0)	14.0	10.3
Net income (loss) and comprehensive income (loss)	$81.8	$22.2	$19.6
Net income (loss) per share attributable to common stockholders(6)
Basic	$1.19	$0.36	$0.32
Diluted	$1.13	$0.35	$0.31
Weighted average common shares outstanding(6)
Basic	68,912	61,859	61,847
Diluted	72,116	63,294	62,516
Dividends declared per common share	$0.21	—	—

Statement of cash flows data:
Net cash provided by operating activities	$110.8	$93.0	$87.8
Net cash used in investing activities	$(95.5)	$(51.9)	$(87.0)
Net cash (used in) provided by financing activities	$(19.3)	$(42.5)	$(26.3)
	As of December 31,
	2017	2016	2015
	(dollars in millions)
Balance sheet data:
Cash and cash equivalents	$10.9	$14.9	$16.3
Total assets(7)	$1,637.9	$1,572.5	$1,538.1
Total debt(8)	$554.2	$702.1	$731.6
Total liabilities	$876.6	$1,044.8	$1,035.6

	Year Ended December 31,
	2017(1)	2016(1)	2015(1)
Other financial data:
Adjusted EBITDA(9)	$157.9	$152.9	$142.8
Adjusted Net Income(10)	$80.3	$63.7	$58.1
Free Cash Flow(11)	$107.8	$89.6	$85.0
	Year Ended
	December 31, 2017	December 31, 2016
	(dollars in millions, except per share data)
Pro Forma Statement of Operations Data:
Pro forma net income(12)	$85.3	$38.1
Pro forma weighted average shares outstanding(12)
Basic	72.2	72.2
Diluted	75.4	73.6
Pro forma net income per share(12)(13)
Basic	$1.18	$0.53
Diluted	$1.13	$0.52
(1)	Financial data for the year ended December 31, 2017 includes the results of CEDIA since its acquisition on January 25, 2017, InterDrone since its acquisition on March 10, 2017, Snow Show since its acquisition on May 24, 2017 and CPMG since its acquisition on November 29, 2017 (CEDIA, together with InterDrone, Snow Show and CPMG, the “2017 acquisitions”). Financial data for the year ended December 31, 2016 includes the results of the International Gift Exposition in the Smokies and the Souvenir Super Show (“IGES”) since their acquisition on August 1, 2016, the Swim Collective Trade Show (“Swim Collective”) and the Active Collective Trade Show (“Active Collective” and, together with Swim Collective, “Collective”) since their acquisition on August 8, 2016, Digital Dealer since its acquisition on October 11, 2016, the National Pavement Expo (“Pavement”) since its acquisition on October 18, 2016, RFID LIVE! since its acquisition on November 15, 2016 and American Craft Retailers Expo (“ACRE”) since its acquisition on December 13, 2016 (ACRE, together with IGES, Collective, Digital Dealer, Pavement and RFID LIVE!, collectively, the “2016 acquisitions”). Financial data for the year ended December 31, 2015 includes the results of HD Expo, Healthcare Design Magazine, Environments For Aging and Construction SuperConference (collectively, “HCD Group”) since their acquisition on February 27, 2015, the International Pizza Expo (“Pizza Expo”) and the trade magazine Pizza Today (“Pizza Today” and, together with Pizza Expo, “Pizza Group”) since their acquisition on March 3, 2015, HOW Interactive Design Conference (“HOW”) since its acquisition on October 14, 2015 and the National Industrial Fastener & Mill Supply Expo (“Fastener Expo” and together with HCD Group, Pizza Group and HOW, the “2015 acquisitions”) since its acquisition on November 12, 2015.
(2)	Selling, general and administrative expenses for the years ended December 31, 2017, 2016, 2015 and 2014 included $23.4 million, $7.6 million, $5.1 million and $12.0 million, respectively, in acquisition-related transaction, transition and integration costs, including legal and advisory fees. Also included in selling, general and administrative expenses for the years ended December 31, 2017, 2016 and 2015 were stock-based compensation expenses of $2.4 million, $3.0 million and $5.1 million, respectively.
(3)	The intangible asset impairment charge for the year ended December 31, 2015 was recorded to align the carrying value of indefinite-lived intangible assets with their implied fair value. No other impairment charges were recorded in 2015 including in connection with our annual test of goodwill for the year ended December 31, 2015.
(4)	On May 8, 2017, using the net proceeds to us from our IPO, we prepaid $159.2 million of borrowings under our term loan facility (as defined below and as then in effect). On May 22, 2017, we refinanced our senior secured credit facilities, consisting of a seven-year $430.0 million senior secured term loan facility (the “Term Loan Facility”) and a $90.0 million senior secured revolving credit facility (the “Revolving Credit Facility” and, together the “Senior Secured Credit Facilities”) with the Amended and Restated Senior Secured Credit Facility. In conjunction with the refinancing of our Senior Secured Credit Facilities, certain debtholders’ balances were fully extinguished. As a result, we wrote off unamortized deferred financing fees and original issuance discount of $1.4 million and $1.6 million, respectively, which were included in loss on extinguishment of debt in the consolidated statements of income and comprehensive income.

On October 28, 2016, in connection with the Third Amendment to our Senior Secured Credit Facilities (the “Third Amendment”), we redeemed all of our $200.0 million aggregate principal amount 9.00% Senior Notes due 2021 (the “Senior Notes”) at a redemption price of 104.5%. The $9.0 million redemption premium was included in loss on extinguishment of debt in the consolidated statements of income and comprehensive income. Due to the extinguishment of the Senior Notes, we also wrote off $3.8 million of outstanding deferred financing fees which were included in loss on extinguishment of debt in the consolidated statements of income and comprehensive income.

(5)	Benefit from income taxes for the year ended December 31, 2017 of $35.0 million reflects the one-time adjustment resulting from the Tax Cuts and Jobs Act (as defined below) as a result of which we recognized a $52.1 million tax benefit due to the impact of revaluing our net deferred tax liabilities from 35% to the newly enacted U.S. corporate tax rate of 21%. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Comparison of the Year Ended December 31, 2017 to the Year Ended December 31, 2016—(Benefit from) Provision for Income Taxes”.
(6)	Reflects the 125-for-one stock split of our common stock that occurred on April 10, 2017.
(7)	As of December 31, 2017, total assets included goodwill of $993.7 million and other intangible assets, net, of $545.0 million. As of December 31, 2016, total assets included goodwill of $930.3 million and other intangible assets, net, of $541.2 million. As of December 31, 2015, total assets included goodwill of $890.3 million and other intangible assets, net, of $559.4 million.

(8)	As of December 31, 2017, total debt of $554.2 million consisted of $562.2 million of borrowings outstanding under the Amended and Restated Term Loan Facility, net of unamortized deferred financing fees of $4.4 million and unamortized original issue discount of $3.6 million. As of December 31, 2016, total debt of $702.1 million consisted of $713.3 million of borrowings outstanding under our Term Loan Facility (as then in effect), net of unamortized deferred financing fees of $5.2 million and unamortized original issue discount of $6.0 million. As of December 31, 2015, total debt of $731.6 million consisted of $550.3 million of borrowings outstanding under our Term Loan Facility (as then in effect), net of unamortized deferred financing fees of $7.1 million and unamortized original issue discount of $7.2 million, and $195.7 million in aggregate principal amount of the Senior Notes, net of unamortized deferred financing fees of $4.3 million.
(9)	In addition to net income presented in accordance with GAAP, we use Adjusted EBITDA to measure our financial performance. Adjusted EBITDA is a supplemental non-GAAP financial measure of operating performance and is not based on any standardized methodology prescribed by GAAP. Adjusted EBITDA should not be considered in isolation or as alternatives to net income, cash flows from operating activities or other measures determined in accordance with GAAP. Also, Adjusted EBITDA is not necessarily comparable to similarly titled measures presented by other companies.

We define Adjusted EBITDA as net income before (i) interest expense, (ii) loss on extinguishment of debt, (iii) income tax expense, (iv) depreciation and amortization, (v) stock-based compensation, (vi) deferred revenue adjustment, (vii) intangible asset impairment charge, (viii) the Onex management fee (for periods prior to our IPO), (ix) contract termination costs and (x) other items that management believes are not part of our core operations. We present Adjusted EBITDA because we believe it assists investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. Management and our board of directors use Adjusted EBITDA to assess our financial performance and believe they are helpful in highlighting trends because it excludes the results of decisions that are outside the control of management, while other performance metrics can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which we operate and capital investments. We reference Adjusted EBITDA frequently in our decision-making because it provides supplemental information that facilitates internal comparisons to the historical operating performance of prior periods. Adjusted EBITDA has limitations as an analytical tool, and you should not consider such measure either in isolation or as a substitute for analyzing our results as reported under GAAP. Some of these limitations include that Adjusted EBITDA excludes certain normal recurring expenses and one-time cash adjustments that we consider not to be indicative of our ongoing operating performance. For a more detailed discussion of these limitations, see “Use of Non-GAAP Financial Measures.”

	Year Ended December 31,
	2017(1)	2016(1)	2015(1)
	(dollars in millions)
Net income (loss)	$81.8	$22.2	$19.6
Add:
Interest expense	33.8	51.4	51.9
Refinancing and repricing fees	4.5	—	—
Loss on extinguishment of debt(a)	3.0	12.8	—
(Benefit from) Income tax expense	(35.0)	14.0	10.3
Depreciation and amortization	43.2	40.0	39.1
Stock-based compensation(b)	2.4	2.9	5.0
Deferred revenue adjustment(c)	0.5	0.3	1.9
Intangible asset impairment charge(d)	—	—	9.0
Management fee(e)	0.2	0.8	0.8
Contract termination costs(f)	10.0	—	—
Other items(g)	13.5	7.7	5.2
Adjusted EBITDA	$157.9	$152.1	$142.8
(a)	Represents loss on extinguishment of debt as described in Note (4) above.
(b)	Represents costs related to stock-based compensation associated with certain employees’ participation in the 2013 Plan and the 2017 Plan.
(c)	Deferred revenue balances in each of the opening balance sheets of acquired assets and liabilities for Emerald, GLM, the 2015 and 2016 acquisitions, Pavement, ACRE and IGES, reflected the fair value of the assumed deferred revenue performance obligations at the respective acquisition dates. If the businesses had been continuously owned by us throughout the years presented, the fair value adjustments of $0.5 million, $0.3 million and $1.9 million, respectively, would not have been required and the revenues for the years ended December 31, 2017, 2016 and 2015 would have increased by $0.5 million, $0.3 million and $1.9 million, respectively.
(d)	Represents intangible asset impairment charge as described in Note (3) above.
(e)	Represents the annual management fee of $0.8 million (or semi-annual portion thereof, as applicable) payable to an affiliate of Onex under the services agreement between Onex and the Company, dated as of June 17, 2013 (the “Services Agreement”), put into place as a result of the Onex Acquisition. In connection with the IPO, the Services Agreement was terminated and the management fee is no longer payable for periods following the IPO.
(f)	Represents contract termination costs incurred in connection with the relocation of the Outdoor Retailer show from Salt Lake City to Denver.
(g)	Other items include amounts management believes are not representative of our core operations. For the year ended December 31, 2017, the $13.5 million included: (i) $5.7 million in transaction costs in connection with certain acquisition transactions that were completed or pending in 2017, (ii) $4.6 million in legal, audit and consulting fees related to the IPO and other related activities and (iii) $3.2 million in transition costs. For the year ended December 31, 2016, the $7.7 million included (i) $4.0 million in transaction costs incurred in connection with certain acquisition transactions that were completed or pending and those that were pursued but not completed during 2016, (ii) $1.3 million in legal and consulting fees related to this offering and (iii) $2.4 million in transition costs, primarily related to information technology and facility rental charges for terminated leases. For the year ended December 31, 2015, the $5.1 million included: (i) $2.8 million in transaction expenses related to the 2015 acquisitions, (ii) $1.4 million in expenses related to transition and integration costs related to the 2015 acquisitions and (iii) $0.9 million for transition and integration costs related to the 2014 acquisition of GLM. We anticipate that we will continue to incur cash expenses related to sourcing, completion and integration of acquisitions. Other items would also include an adjustment for scheduling changes with respect to annual trade shows to enable investors to compare our results on a “like-for-like” basis when applicable during the period presented. We have not made any such adjustment during the periods presented in this prospectus.

(10)	In addition to net income presented in accordance with GAAP, we present Adjusted Net Income because we believe it assists investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. Our presentation of Adjusted Net Income adjusts net income for (i) refinancing charges, (ii) loss on extinguishment of debt, (iii) stock-based compensation, (iv) deferred revenue adjustment, (v) intangible asset impairment charge, (vi) the Onex management fee, (vii) contract termination costs, (viii) other items that management believes are not part of our core operations, (ix) amortization of deferred financing fees and discount, (x) amortization of (acquired) intangible assets and (xi) tax adjustments related to non-GAAP adjustments.

We use Adjusted Net Income as a supplemental metric to evaluate our business’s performance in a way that also considers our ability to generate profit without the impact of certain items.

For example, it is useful to exclude stock-based compensation expenses because the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business, and these expenses can vary significantly across periods due to timing of new stock-based awards. We also exclude the amortization of intangible assets and certain discrete costs, including deferred revenue adjustments, impairment charges and transaction costs (including professional fees and other expenses associated with acquisition activity) in order to facilitate a period-over-period comparison of our financial performance. This measure also reflects an adjustment for the difference between cash amounts paid in respect of taxes and the amount of tax recorded in accordance with GAAP. Each of the normal recurring adjustments and other adjustments described in this paragraph help to provide management with a measure of our operating performance over time by removing items that are not related to day-to-day operations or are noncash expenses.

Adjusted Net Income is a supplemental non-GAAP financial measure of operating performance and is not based on any standardized methodology prescribed by GAAP. Adjusted Net Income should not be considered in isolation or as an alternative to net income, cash flows from operating activities or other measures determined in accordance with GAAP. Also, Adjusted Net Income is not necessarily comparable to similarly titled measures presented by other companies.

	Year Ended December 31,
	2017(1)	2016(1)	2015(1)
	(dollars in millions)
Net income	$81.8	$22.2	$19.6
Add (Deduct):
Refinancing charges	4.5	—	—
Loss on extinguishment of debt(a)	3.0	12.8	—
Stock-based compensation(b)	2.4	2.9	5.0
Deferred revenue adjustment(c)	0.5	0.3	1.9
Intangible asset impairment charge(d)	—	—	8.9
Management fee(e)	0.2	0.8	0.8
Contract termination costs(f)	10.0	—	—
Other items(g)	13.5	7.7	5.1
Amortization of deferred financing fees and discount	4.6	5.3	4.9
Amortization of (acquired) intangible assets(h)	41.3	38.3	36.8
Deferred tax adjustment(i)	(52.1)	—	—
Tax adjustments related to non-GAAP adjustments(j)	(29.4)	(26.6)	(24.8)
Adjusted Net Income	$80.3	$63.7	$58.1
(a)	Represents loss on extinguishment of debt as described in Note (4) above.
(b)	Represents costs related to stock-based compensation associated with certain employees’ participation in the 2013 Option Plan and the Omnibus Equity Plan.
(c)	Represents deferred revenue as described in footnote (c) to Note (9) above.
(d)	Represents intangible asset impairment charge as described in Note (3) above.
(e)	Represents the annual management fee as described in footnote (e) to Note (9) above.
(f)	Represents contract termination costs incurred in connection with the relocation of the Outdoor Retailer show from Salt Lake City to Denver.
(g)	Represents other items as described in footnote (g) to Note (9) above.
(h)	We have historically grown our business through acquisitions and have therefore acquired significant intangible assets the value of which is amortized over time. These acquired intangible assets are amortized over an extended period ranging from seven to ten years from the date of each acquisition.
(i)	Represents the impact of revaluing our net deferred tax liabilities from the previously applicable corporate tax rate of 35% to the newly enacted U.S. corporate tax rate of 21% as a result of the Tax Cuts and Jobs Act enacted on December 22, 2017.
(j)	Reflects application of U.S. federal and state enterprise tax rates of 36.5%, 39.1% and 39.3% in the years ended December 31, 2017, 2016 and 2015, respectively.

(11)	In addition to net cash provided by operating activities presented in accordance with GAAP, we present Free Cash Flow because we believe it is a useful indicator of liquidity that provides information to management and investors about the amount of cash generated from our core operations that, after capital expenditures, can be used for the repayment of indebtedness and strategic initiatives, including investing in our business, paying dividends, making strategic acquisitions and strengthening our balance sheet.

Free Cash Flow is a supplemental non-GAAP financial measure of liquidity and is not based on any standardized methodology prescribed by GAAP. Free Cash Flow should not be considered in isolation or as an alternative to cash flows from operating activities or other measures determined in accordance with GAAP. Also, Free Cash Flow is not necessarily comparable to similarly titled measures used by other companies.

	Year Ended December 31,
	2017(1)	2016(1)	2015(1)
	(dollars in millions)
Net Cash Provided by Operating Activities	$110.8	$93.0	$87.8
Less:
Capital expenditures	3.0	3.4	2.8
Free Cash Flow	$107.8	$89.6	$85.0
(12)	For the year ended December 31, 2017, amounts are shown pro forma to give effect to the following transactions as if they had occurred as of January 1, 2017: (i) the IPO in which we sold 10,333,333 shares, resulting in net proceeds to us after underwriting discounts and expenses of $159.1 million, (ii) the repayment of $159.2 million of borrowings outstanding under the Term Loan Facility (as then in effect) using the proceeds of the IPO, plus cash on hand, (iii) the amendment and restatement of our Senior Secured Credit Facilities on May 22, 2017, (iv) the November 2017 repricing of our Amended and Restated Senior Secured Credit Facilities and (v) each of the related adjustments mentioned below. For the year ended December 31, 2016, amounts are shown pro forma to give effect to the following transactions as if they had occurred as of January 1, 2016: (i) the IPO in which we sold 10,333,333 shares, resulting in net proceeds to us after underwriting discounts and expenses of $159.1 million, (ii) the repayment of $159.2 million of borrowings outstanding under the Term Loan Facility (as then in effect) using the proceeds of the IPO, plus cash on hand; (iii) the amendment and restatement of our Senior Secured Credit Facilities on May 22, 2017, (iv) the November 2017 repricing of our Amended and Restated Senior Secured Credit Facilities and (v) each of the related adjustments mentioned below. Amounts for the year ended December 31, 2016 are also shown pro forma to give effect to the redemption of our Senior Notes as if such redemption had occurred as of January 1, 2016.

Adjustments to net income for the year ended December 31, 2017 reflect (i) a $2.5 million reduction in interest expense related to the optional prepayments on our Amended and Restated Term Loan Facility, (ii) the exclusion of the $3.0 million loss on extinguishment of debt recorded in connection with the amendment and restatement of our Senior Secured Credit Facilities and (iii) a $2.0 million increase in income tax expense due to higher income before taxes relating to our pro forma net income from net income for income tax. Adjustments to net income for the year ended December 31, 2016 reflect (i) a $13.1 million decrease in interest expense as a result of the prepayment, refinancing and repricing transactions described above and a $12.8 million loss on extinguishment of debt, respectively (see the reconciliation of historical interest expense to pro forma interest expense below) and (ii) a $10.0 million increase in income tax expense due to higher income before taxes relating to our pro forma net income.

The following is a reconciliation of historical net income to pro forma net income for the years ended December 31, 2017 and 2016:

	Year Ended December 31,
	2017(1)	2016(1)
	(unaudited)
	(dollars in millions)
Net income	$81.8	$22.2
Decrease in interest expense, net(a)	2.5	13.1
Decrease in loss on extinguishment of debt(b)	3.0	12.8
Increase in provision for income taxes(c)	(2.0)	(10.0)
Pro forma net income(d)	$85.3	$38.1
(a)	Reflects the decrease from historical interest expense for the year ended December 31, 2017 of $38.3 million to pro forma interest expense of $35.8 million. For the year ended December 31, 2016, reflects the decrease from historical interest expense of $51.4 million to pro forma interest expense of $38.3 million. See the reconciliation of historical interest expense to pro forma interest expense below.
(b)	For the year ended December 31, 2017, represents the loss on extinguishment of debt recorded in connection with the amendment and restatement of our Senior Secured Credit Facilities on May 22, 2017. For the year ended December 31, 2016, represents the loss on extinguishment of debt recorded in connection with the redemption of the Senior Notes during the year ended December 31, 2016. This expense has been removed in calculating pro forma net income because it is non-recurring.
(c)	Reflects an increase in income tax expense for the related tax effects of the pro forma adjustments. For the year ended December 31, 2017 and year ended December 31, 2016, the tax impact is based upon an increase of pro forma income before taxes of $5.5 million and $25.9 million, respectively, and an effective tax rate of 36.5% and 38.7%, respectively. This adjustment does not reflect the pro forma impact of the full favorable tax attributes that would have been used if the transaction described above had occurred on January 1, 2017 or 2016 to any benefit from the utilization of favorable tax attributes.
(d)	Pro forma net income excludes any adjustments related to loss on extinguishment of debt from the IPO.

The following is a reconciliation of historical interest expense to pro forma interest expense for the year ended December 31, 2017 and the year ended December 31, 2016.

	Year Ended December 31,
	2017(1)	2016(1)
	(unaudited)
	(dollars in millions)
Interest expense, net	$38.3	$51.4
Decrease resulting from redemption of Senior Notes(i)	—	(14.9)
Increase resulting from the use of Term Loan and Revolving Credit Facility borrowings(i)	—	8.8
Decrease resulting from use of proceeds of the IPO(ii)	(2.5)	(7.0)
Pro forma interest expense, net	$35.8	$38.3
(i)	For the year ended December 31, 2016, reflects redemption in full of the Senior Notes with the proceeds of additional borrowings under our Term Loan Facility and additional borrowings under the Revolving Credit Facility. using the historical interest rate of 9.00% applicable to the Senior Notes and a pro forma interest rate of 4.42% (the rate applicable to the Amended and Restated Senior Secured Credit Facilities as of December 31, 2017) for the additional borrowings under the Revolving Credit Facility.
(ii)	Gives effect to the repayment of indebtedness under our Term Loan Facility, using a interest rate of 4.42% (the rate applicable to the Amended and Restated Senior Secured Credit Facilities as of December 31, 2017), using the proceeds of the IPO, as if it had occurred as of the beginning of the periods presented.
(13)	Gives effect to (i) the 125-to-one stock split effected on April 10, 2017 and (ii) the 10,333,333 shares of our common stock issued by us in the IPO.

RISK FACTORS

Investing in our common stock involves a high degree of risk. You should carefully consider the following factors, as well as other information contained in this prospectus, before deciding to invest in shares of our common stock. The trading price of our common stock could decline due to any of these risks, and you may lose all or part of your investment in our common stock.

Risks Relating to Our Business and Industry

At any given point in time, general economic conditions may have an adverse impact on the industry sectors in which our trade shows and conferences operate, and therefore may negatively affect demand for exhibition space and attendance at our trade shows and conferences.

Our results are influenced by domestic as well as global general economic conditions because we draw exhibitors and attendees from around the world. However, we are affected to a larger degree by conditions within the individual industry sectors in which our trade shows operate. For example, the downturn in the domestic housing market that began in 2007 had a negative impact on the performance of KBIS during the period from 2008 to 2013. The longer a recession or economic downturn continues, the more likely it becomes that our customers may reduce their marketing and advertising or procurement budgets. Any material decrease in marketing or procurement budgets could reduce the demand for exhibition space or reduce attendance at our trade shows, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

The success of each of our trade shows depends on the reputation of that show’s brand.

Our exhibitors and attendees primarily know us by the names of our trade shows that operate in their specific industry sector rather than by our corporate brand name, Emerald Expositions. In addition, a single brand name is sometimes used for shows that occur more than once a year; for example, the brand name “ASD Market Week” is used at our ASD Market Week March and ASD Market Week August shows, and the brand name Outdoor Retailer is used for both the OR Summer Market and OR Winter Market versions of the show. If the image or reputation of one or more of these shows is tarnished, it could impact the number of exhibitors and attendees attending that show or shows. A decline in one of our larger shows could have a material adverse effect on our business, financial condition, cash flows and results of operations.

The dates and location of a trade show can impact its profitability and prospects.

The demand for desirable dates and locations is high. Consistent with industry practice, we typically maintain multi-year non-binding reservations for dates at our trade show venues. Aside from a nominal deposit in some cases, we do not pay for these reservations, and, while they almost always entitle us to a last look before the venue is rented to someone else during the reservation period, these reservations are not binding on the facility owners until we execute a definitive contract with the owner. We typically sign contracts that guarantee the right to specific dates at venues only one or two years in advance. Therefore, our multi-year reservations may not lead to binding contracts with facility owners. Consistency in location and all other aspects of our trade shows is important to maintaining a high retention rate from year to year, and we rely on our highly loyal customer base for the success of our shows. Moving major shows to new cities, such as the planned move of Interbike from Las Vegas, Nevada to Reno, Nevada in September 2018 and the move of OR from Salt Lake City, Utah to Denver, Colorado in January 2018, can adversely affect customer behavior. Similarly, significant timing changes, such as the acceleration of OR Winter Market from January 2019 to November 2018, can also result in unanticipated customer reactions. External factors such as legislation and government policies at the local or state level, including policy related to social issues, may depress the desire of exhibitors and attendees to attend our trade shows held in certain locations. For example, our organic revenue growth in 2017 was modestly adversely impacted by certain political issues in Utah that affected exhibitor participation at our 2017 OR Summer Market show. Our inability to secure or retain desirable dates and locations for our trade shows could have a material effect on our business, financial condition, cash flows and results of operations.

Attendance at our shows could decline as a result of disruptions in global or local travel conditions, such as congestion at airports, the risk of or an actual terrorist action, adverse weather or fear of communicable diseases.

The number of attendees and exhibitors at our trade shows may be affected by a variety of factors that are outside our control. Because many attendees and exhibitors travel to our trade shows via airplane, factors that depress the ability or desire of attendees and exhibitors to travel to our trade shows, including, but not limited to, an increased frequency of flight delays or accidents, outbreaks of contagious disease or the potential for infection, increased costs associated with air travel, actual or threatened terrorist attacks, the imposition of heightened security standards or bans on visitors from particular countries outside the United States, or acts of nature, such as earthquakes, storms and other natural disasters, could have a material adverse effect on our business, financial condition, cash flows and results of operations. For example, during the third quarter of 2017, we experienced disruptions to ISS Orlando, Surf Expo and ICFF South Florida as a result of the impact of Hurricane Irma, and we may be forced to cancel or re-locate future trade shows in the event of natural or man-made disasters. While we are generally insured against direct losses, one or more of the factors described above could cause a long-term reduction in the willingness of exhibitors and attendees to travel to attend our trade shows, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We may fail to accurately monitor or respond to changing market trends and adapt our trade show portfolio accordingly.

Our success depends in part upon our ability to monitor changing market trends and to adapt our trade shows, acquire existing trade shows or launch new trade shows to meet the evolving needs of existing and emerging target audiences. The process of researching, developing, launching and establishing profitability for a new trade show may lead to initial operating losses. In 2017, we launched six new events. Our efforts to adapt our trade shows, or to introduce new trade shows into our portfolio, in response to our perception of changing market trends, may not succeed, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

If we fail to attract leading brands as exhibitors in, or high-quality attendees to, our trade shows, we may lose the benefit of the self-reinforcing “network effect” we enjoy today.

The leading brands represented by our exhibitors attract attendees who, in many cases, have authority to make purchasing decisions, or who offer other benefits (such as publicity or press coverage) by virtue of their attendance. The presence of these exhibitors and attendees creates the self-reinforcing “network effect” that benefits our business; however, if representatives of leading brands decide for any reason not to participate in our trade shows, the number and quality of attendees could decline, which could lead to a rapid decline in the results of one or more trade shows and have an adverse effect on our business, financial condition, cash flows and results of operations.

We may face increased competition from existing trade show operators or new competitors.

Although the trade show market is highly fragmented, we currently face competition in certain of our industry sectors. Further, our high profit margins and low start-up costs could encourage new operators to enter the trade show business. Both existing and new competitors present an alternative to our product offerings, and if competition increases or others are successful in attracting away our exhibitors and attendees, it could have a material adverse effect on our business, financial condition, cash flows and results of operations.

A significant portion of our revenue is generated by our top five trade shows.

We depend on our top five trade shows to generate a significant portion of our revenues. For the year ended December 31, 2017, our top five shows were ASD Market Week March, ASD Market Week August, NY NOW Summer, NY NOW Winter and KBIS. For the year ended December 31, 2017, these shows represented 33% of our total revenues. Notwithstanding the fact that ASD Market Week and NY NOW represent multiple product categories and that all of our shows are highly diversified by customer, a significant decline in the performance or prospects of any one of these significant trade shows could have a material adverse effect on our business, financial condition, results of operations and cash flows.

We intend to continue to be highly acquisitive, and our acquisition growth strategy entails risk.

Our acquisition growth strategy entails various risks, including, among others:

•	the risks inherent in identifying desirable acquisition candidates, including management time spent away from running our core business and external costs associated with identifying such acquisition candidates;
•	the risk that we turn out to be wrong with respect to selecting and consummating what we had believed to be accretive acquisitions;

•	the risk of overpaying for a particular acquisition;
•	the risks of successfully integrating an acquisition and retaining the key employees and/or customers of acquired businesses;
•	the risks relating to potential unknown liabilities of acquired businesses;
•	the cultural, execution, currency, tax and other risks associated with any future international expansion; and
•	the risks associated with financing an acquisition, which may involve diluting our existing stockholders, reducing our liquidity or incurring additional debt, which in turn could result in increased debt service costs and/or a requirement to comply with certain financial or other covenants.

In furtherance of our strategy of growth through acquisitions, we routinely review and conduct investigations of potential acquisitions, some of which may be material. When we believe a favorable opportunity exists, we seek to enter into discussions with target shows or sellers regarding the possibility of such acquisitions. At any given time, we may be in discussions with one or more counterparties. There can be no assurances that any such negotiations will lead to definitive agreements, or if such agreements are reached, that any transactions would be consummated.

Our exhibitors may choose to use an increasing portion of their marketing and advertising budgets to fund online initiatives or otherwise reduce the amount of money they have available to spend in connection with our trade shows.

Our trade shows have high NSF renewal rates, and we expect to continue to derive the substantial majority of our revenues from selling booth space to exhibitors. Although we have not observed a decline in demand for our trade shows as a result of the increasing use of the internet and social media for advertising and marketing, the increasing influence of online marketing and any resulting reductions of the budgets our participants allocate to our trade shows could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We may lose the services of members of our senior management team or of certain of our key full time employees and we may not be able to replace them adequately.

We benefit substantially from the leadership and experience of members of our senior management team and we depend on their continued services to successfully implement our business strategy. The loss of any member of our senior management team or other key employee could materially and adversely affect our financial condition and results of operations. We currently maintain key man insurance only for our CEO. We cannot be certain that we will continue to retain our executives’ services, or the services of other key personnel, many of whom have significant industry experience and/or institutional knowledge. Moreover, we may not be able to attract and retain other qualified personnel. The loss of the services of senior management or other key full-time employees, or our inability to attract and retain other qualified personnel, could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We use third-party agents whom we do not control to sell space at our trade shows, particularly to international exhibitors.

We supplement our sales employees with third-party agents, who often have deeper connections in international markets than we could have on our own. We do not have full control over these agents, and they have the potential to expose us to reputational and legal risks either through representing our company poorly, selling exhibition space at our trade shows to low quality or otherwise inappropriate exhibitors or violating certain laws or regulations including the U.S. Foreign Corrupt Practices Act and other applicable anti-bribery laws in contravention of our policies and procedures. Our relationships with these agents are not always exclusive, and any of a number of factors could lead to a reduction or cessation of their efforts to sell exhibit space at our trade shows, potentially reducing participation at our trade shows and having a material adverse effect on our business, financial condition, cash flows and results of operations.

Changes in legislation, regulation and government policy, including as a result of U.S. presidential and congressional elections, may have a material adverse effect on our business in the future.

The presidential and congressional elections in the United States could result in significant changes in, and uncertainty with respect to, legislation, regulation and government policy. While it is not possible to predict whether and when any such changes will occur, changes at the local, state or federal level could significantly impact our business. Specific legislative and regulatory proposals discussed during and after the election that could have a material impact on us include, but are not limited to, infrastructure renewal programs; changes to immigration policy; modifications to international trade policy, including withdrawing from trade agreements; and changes to financial legislation and public company reporting requirements. In particular, changes to immigration policy could make it more difficult for some exhibitors and attendees to attend our events.

We are currently unable to predict whether policy change discussions will meaningfully change existing legislative and regulatory environments relevant for our business. To the extent that such changes have a negative impact on us, including as a result of related uncertainty, these changes may materially and adversely impact our business, financial condition, cash flows and results of operations.

Recently enacted changes to the U.S. tax laws may have a material impact on us.

On December 22, 2017, the tax reform bill H.R. 1 (commonly referred to as the “Tax Cuts and Jobs Act”) became effective. The Tax Cuts and Jobs Act makes extensive changes to the U.S. tax laws and includes provisions that, among other things, reduce the U.S. corporate income tax rate, introduce a capital investment deduction, limit the interest deduction, limit the use of net operating losses to offset future taxable income, and make extensive changes to the U.S. international tax system, including the taxation of foreign earnings of U.S. multinational corporations. In addition, the Tax Cuts and Jobs Act modifies the deductibility of certain executive officer compensation, which may limit our ability to deduct performance-based compensation, including compensation related to the exercise of options by certain executive officers. The Tax Cuts and Jobs Act is complex and far-reaching and we cannot predict with certainty the resulting impact its enactment will have on us.

A loss or disruption of the services from one or more of the limited number of outside contractors who specialize in decoration, facility set-up and other services in connection with our trade shows could harm our business.

We, and to a greater extent, our exhibitors, use a limited number of outside contractors for decoration, facility set-up and other services in connection with our trade shows, and we and our exhibitors rely on the availability, capability and willingness of these contractors to provide services on a timely basis and on favorable economic and other terms. Notwithstanding our long-term contracts with these contractors, many factors outside our control could harm these relationships and the availability, capability or willingness of these contractors to provide these services on acceptable terms. The partial or complete loss of these contractors, or a significant adverse change in our or our exhibitors’ relationships with any of these contractors, could result in service delays, reputational damage and/or added costs that could harm our business and customer relationships to the extent we or our exhibitors are unable to replace them in a timely or cost-effective fashion, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Some facilities where we hold our trade shows require decorators, facility set-up and other service providers to use unionized labor. Any union strikes or work stoppages could result in delays in launching or running our trade shows, reputational damage and/or added costs, which could have a material adverse effect on our business, financial condition, cash flows and results of operations.

The industry associations that sponsor and market our trade shows could cease to do so effectively, or could be replaced or supplemented by new industry associations who do not sponsor or market our trade shows.

We often enter into long-term sponsorship agreements with industry associations whereby the industry association endorses and markets our trade show to its members, typically in exchange for a percentage of the trade show’s revenue. Our success depends, in part, on our continued relationships with these industry associations and our ability to enter into similar relationships with other industry associations. Although we frequently enter into long-term agreements with these counterparties, these relationships remain subject to various risks, including, among others:

•	failure of an industry trade association to renew a sponsorship agreement upon its expiration;
•	termination of a sponsorship agreement by an industry trade association in specified circumstances;
•	the willingness, ability and effectiveness of an industry trade association to market our trade shows to its members;
•	dissolution of an industry trade association and/or the failure of a new industry trade association to support us; and

•	the ability on the part of an industry trade association to organize a trade show itself.

Any disruptions or impediments in these existing relationships, or the inability to establish a new relationship, could have a material adverse effect on our business, financial condition, cash flows and results of operations.

Our launch of new trade shows or new initiatives with respect to current trade shows may be unsuccessful and consume significant management and financial resources.

From time to time, we launch new trade shows or new initiatives with respect to current trade shows. In 2017 we launched six new events. We may expend significant management time and start-up expenses during the development and launch of new trade shows or initiatives, and if such trade shows or initiatives are not successful or fall short of expectations, we may be adversely affected. Because we have limited resources, we must effectively manage and properly allocate and prioritize our efforts. There can be no assurance that we will be successful or, even if successful, that any resulting new trade shows or new initiatives with respect to current trade shows will achieve customer acceptance.

We do not own certain of the trade shows that we operate or certain trademarks associated with some of our shows.

Risks associated with our relationships with industry trade associations or other third-party sponsors of our events are particularly applicable in the cases of KBIS and CEDIA, which are trade shows owned by industry associations, and in the case of the JA New York trade shows and our Military trade shows, which are the trade shows in our portfolio where the show trademarks are owned by an industry association or other third party and not by us. Any material disruption to our relationship with these third parties could have a material adverse impact on the revenue stream from these trade shows.

The infringement or invalidation of proprietary rights could have an adverse effect on our business.

We rely on trademark, trade secret and copyright laws in the United States and on company policies and confidentiality agreements with our employees, consultants, advisors and collaborators to protect our proprietary rights, including with respect to the names of our trade shows, our exhibitor and attendee contact databases and other intellectual property rights. Our confidentiality agreements may not provide adequate protection of our proprietary rights in the event of unauthorized use or disclosure of our proprietary information or if our proprietary information otherwise becomes known, or is independently developed, by competitors. Failure to obtain or maintain adequate protection of our intellectual property rights for any reason could have a material adverse effect on our business. We rely on our trademarks, trade names and brand names to distinguish our trade shows from those of our competitors, and have registered and applied to register many of these trademarks. We cannot assure you that our trademark applications will be approved or that our federal registrations will be upheld if challenged. Third parties may oppose our applications or otherwise challenge our use of our trademarks through administrative processes or litigation. In the event that our trademarks are successfully challenged, we could be forced to rebrand our products and/or services, which could result in the loss of brand recognition and could require us to devote resources to advertising and marketing new brands. Further, we cannot assure you that competitors will not infringe our trademarks, or that we will identify all such infringements or have adequate resources to properly enforce our trademarks.

In addition, our business activities could infringe upon the proprietary rights of others, who could assert infringement claims against us. If we are forced to defend against any such claims, whether they are with or without merit or are determined in our favor, then we may face reputational damage, costly and time-consuming litigation, diversion of management’s attention and resources or other adverse effects on our products and services. As a result of such a dispute, we may have to rebrand our products or services, or enter into royalty or licensing agreements in order to obtain the right to use a third party’s intellectual property. Such royalty or licensing agreements, if required, may be unavailable on terms acceptable to us, or at all. If there is a successful claim of infringement against us, we could be required to pay significant damages, enter into costly royalty or licensing agreements, or discontinue certain of our brands, any of which could adversely affect our business.

Our information technology systems, including our ERP business management system, could be disrupted.

The efficient operation of our business depends on our information technology systems. Since the Onex Acquisition, we have implemented an ERP business management system, and we recently implemented applications, including Hyperion planning software and a new customer relationship management tool. We also recently completed the transfer of our data storage functions to a new cloud storage services provider. We rely on our information technology systems and certain third-party providers to effectively manage our business data, communications, supply chain, order entry and fulfillment and other business and financial processes. Our failure to properly and efficiently implement our information technology systems, or the failure of our information technology systems to perform as we anticipate, could disrupt our business and could result in transaction errors, processing inefficiencies and the loss of revenue and customers, causing our business and results of operations to suffer. In addition, our information technology systems may be vulnerable to damage or interruption from circumstances beyond our control, including fire, natural disasters, power outages, systems failures and viruses. While we maintain disaster recovery plans, any such damage or interruption could have a material adverse effect on our business.

We could fail to protect certain employee or customer data.

We collect and retain certain employee and customer data, including personally identifiable information, and, in some cases, credit card data. Our various information technology systems enter, process, summarize and report such data. The integrity and protection of such data is critical to our business, and our customers and employees have an expectation that we will adequately protect their personal information. Public attention regarding the use of personal information and data transfer has increased in recent years, and the regulatory environment governing information, security and privacy laws, as well as the requirements imposed on us by the credit card industry, are increasingly demanding and continue to evolve rapidly. The changing nature of privacy laws in the U.S., the European Union and elsewhere could impact our processing of personal and sensitive information of our employees, vendors and customers. For instance, the European Union adopted a comprehensive General Data Privacy Regulation (“GDPR”) in May 2016 that will replace the current EU Data Protection Directive and related country-specific legislation in May 2018. Maintaining compliance with applicable information security and privacy regulations could increase our operating costs and require significant management time and attention. Failure to comply with such regulations may subject us to negative publicity, government scrutiny or remedies that may harm our business, including fines or demands that we modify or cease existing business practices. We rely on third-party vendors to host our websites, customer databases and billing system. Any errors, failures, interruptions or delays experienced in connection with these third-party technologies and information services or our own systems could negatively impact our relationships with customers, adversely affect our brands and business and expose us to third-party liabilities. We exercise limited control over these third-party vendors, which increases our vulnerability to problems with services they provide. Furthermore, a compromised data system or the intentional, inadvertent or negligent release or disclosure of data by us or our third-party providers could result in theft, loss, or fraudulent or unlawful use of customer, employee or company data, any of which could harm our reputation and/or result in costs, fines or lawsuits, which could materially adversely affect our financial condition and operating results.

We face risks associated with event cancellations or other interruptions to our business, which the insurance we maintain may not fully cover.

We maintain business interruption, event cancellation, casualty, general commercial and umbrella and excess liability insurance, as well as policies relating to workers’ compensation, director and officer insurance and property and product liability insurance. Our insurance policies may not cover all risks associated with the operation of our business and may not be sufficient to offset the costs of all losses, lost sales or increased costs experienced during business interruptions or event cancellations. For example, during the third quarter of 2017, we experienced disruptions to ISS Orlando, Surf Expo and ICFF South Florida as a result of the impact of Hurricane Irma, and we may be forced to cancel future trade shows in the event of natural or man-made disasters. In addition, many of our trade shows are held in government-owned facilities, including three that are held on military bases operated by the U.S. government. These governmental entities may have the right to exclude us from the venues, or may not give us executed venue contracts until immediately prior to a scheduled trade show. While we are insured against losses arising from event cancellations, we are not reimbursed for any property that is discarded or destroyed or that we are required to replace because our existing assets are temporarily inaccessible. Such losses could have a negative impact on our business.

Certain events can also lead to reputational harm which could have a long-term negative impact on a trade show that would not be mitigated by insurance coverage. For some risks, we may not obtain insurance if we believe the cost of available insurance is excessive relative to the risks presented. As a result of market conditions, premiums and deductibles for certain insurance policies can increase substantially and, in some instances, certain insurance policies may become unavailable or available only for reduced amounts of coverage. As a result, we may not be able to renew our insurance policies or procure other desirable insurance on commercially reasonable terms, if at all. Losses and liabilities from uninsured or underinsured events and delay in the payment of insurance proceeds could have a material adverse effect on our financial condition and results of operations.

We may face material litigation.

Although we are not currently subject to any litigation that we believe would have a material adverse effect on our business, financial condition, cash flows or results of operations, we may in the future become subject to litigation or claims that arise in the ordinary course of business, including from, among other things, breach of contract, defamation, libel, fraud or negligence or intellectual property infringement, as well as employment-related litigation, including claims of age discrimination, sexual harassment, gender discrimination, immigration violations, and other local, state and federal labor law violations. Litigation can be expensive, time-consuming and disruptive to normal business operations, including to our management team due to the increased time and resources required to respond to and address the litigation. An unfavorable outcome with respect to any particular matter or costs related to the settlement of any such matter could have a material adverse effect on our business, financial condition, cash flows and results of operations.

We may be unable to fully utilize the benefits associated with our favorable tax attributes.

Our favorable tax attributes include amortization of intangibles resulting primarily from our historical acquisitions. If we generate taxable income in the future, we may be able to utilize our amortization expense to offset future federal income tax liabilities. We expect amortization expense relating to acquisitions will be available to offset cash taxes on an aggregate of approximately $489.3 million of income over the next 15 years. To the extent possible, we will structure our operating activities to minimize our income tax liabilities. However, there can be no assurance we will be able to reduce it to a specified level.

Risks Relating to our Indebtedness

Our substantial indebtedness could adversely affect our financial condition and limit our ability to raise additional capital to fund our operations.

We have a significant amount of indebtedness. As of December 31, 2017, we had $562.2 million of borrowings outstanding under the Amended and Restated Term Loan Facility, with $149.1 million in additional borrowing capacity under the Amended and Restated Revolving Credit Facility (after giving effect to $0.9 million of outstanding letters of credit).

Our high level of indebtedness could have important consequences to us, including:

•	making it more difficult for us to satisfy our obligations with respect to our debt;
•	limiting our ability to obtain additional financing to fund future working capital, capital expenditures, investments or acquisitions or other general corporate requirements;
•	requiring a substantial portion of our cash flows to be dedicated to debt service payments instead of other purposes, thereby reducing the amount of cash flows available for working capital, capital expenditures, investments or acquisitions or other general corporate purposes;
•	increasing our vulnerability to adverse changes in general economic, industry and competitive conditions;
•	exposing us to the risk of increased interest rates as borrowings under our Amended and Restated Senior Secured Credit Facilities (to the extent not hedged) bear interest at variable rates, which could further adversely impact our cash flows;
•	limiting our flexibility in planning for and reacting to changes in our business and the industry in which we compete;
•	restricting us from making strategic acquisitions or causing us to make non-strategic divestitures;
•	impairing our ability to obtain additional financing in the future;
•	placing us at a disadvantage compared to other, less leveraged competitors; and
•	increasing our cost of borrowing.

Any one of these limitations could have a material effect on our business, financial condition, cash flows, results of operations and ability to satisfy our obligations in respect of our outstanding debt.

Despite our current debt levels, we may incur substantially more indebtedness, which could further exacerbate the risks associated with our substantial leverage.

We and our subsidiaries may be able to incur additional indebtedness in the future, which may be secured. While our Amended and Restated Senior Secured Credit Facilities limit our ability and the ability of our subsidiaries to incur additional indebtedness, these restrictions are subject to a number of qualifications and exceptions and thus, notwithstanding these restrictions, we may still be able to incur substantially more debt. In addition, provided that no default or event of default (as defined in the Amended and Restated Senior Secured Credit Facilities) has occurred and is continuing, we have the option to add one or more incremental term loan or revolving credit facilities or increase commitments under the Amended and Restated Revolving Credit Facility by an aggregate amount of the sum of (X) (i) if the incremental loans are first lien loans, an amount such that the first lien net leverage ratio does not exceed 4.00:1.00, (ii) if the incremental loans are junior lien loans, an amount such that the secured net leverage ratio does not exceed 4.00:1.00, (iii) if the incremental loans are unsecured, either the total net leverage ratio does not exceed 5.00:1.00 or the fixed charge coverage ratio is not less than 2.00:1.00, or, in each case, if the incremental loans are incurred with a permitted acquisition, an amount such that the applicable leverage ratio will not increase as a result of the permitted acquisition (on a pro forma basis giving effect to the incremental loans); plus (Y) an amount equal to certain prior voluntary prepayments, loan buybacks and commitment reductions of loans under the Amended and Restated Senior Secured Credit Facilities, plus (Z) an amount equal to the greater of $160 million and 100% of Consolidated EBITDA (as defined in the Amended and Restated Senior Secured Credit Facilities). As of December 31, 2017, we had $562.2 million of borrowings outstanding under the Amended and Restated Term Loan Facility, with $149.1 million in additional borrowing capacity under the Amended and Restated Revolving Credit Facility (after giving effect to $0.9 million of outstanding letters of credit). To the extent that we incur additional indebtedness, the risks that we now face related to our substantial indebtedness could increase.

To service our indebtedness, we require a significant amount of cash, which depends on many factors beyond our control.

Based on our current level of operations, we believe our cash flow from operations, available cash and available borrowings under our Amended and Restated Senior Secured Credit Facilities will be adequate to meet our liquidity needs for the next twelve months. We cannot assure you, however, that our business will generate sufficient cash flow from operations, or that future borrowings will be available to us under our Amended and Restated Senior Secured Credit Facilities in amounts sufficient to enable us to fund our liquidity needs.

If we do not generate sufficient cash flow from operations to satisfy our debt obligations, we may have to undertake alternative financing plans, such as:

•	refinancing or restructuring our debt;
•	selling assets; or
•	seeking to raise additional capital.

We cannot assure you that we would be able to enter into these alternative financing plans on commercially reasonable terms or at all. Moreover, any alternative financing plans that we may be required to undertake would still not guarantee that we would be able to meet our debt obligations. Our inability to generate sufficient cash flow to satisfy our debt obligations, or to obtain alternative financing, could materially and adversely affect our business, results of operations, financial condition and business prospects. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources.”

We will need to repay or refinance borrowings under our Amended and Restated Senior Secured Credit Facilities.

The Amended and Restated Term Loan Facility and the Amended and Restated Revolving Credit Facility are scheduled to mature in May 2024 and May 2022, respectively. As of December 31, 2017, we had $562.2 million of borrowings outstanding under the Amended and Restated Term Loan Facility, with $149.1 million in additional borrowing capacity under the Amended and Restated Revolving Credit Facility (after giving effect to $0.9 million of outstanding letters of credit).

Our ability to repay, refinance, replace or extend these facilities by their maturity dates will be dependent on, among other things, business conditions, our financial performance and the general condition of the financial markets. If a financial disruption were to occur at the time that we are required to repay indebtedness outstanding under our Amended and Restated Senior Secured Credit Facilities, we could be forced to undertake alternate financings, negotiate for an extension of the maturity of our Amended and Restated Senior Secured Credit Facilities or sell assets and delay capital expenditures in order to generate proceeds that could be used to repay indebtedness under our Amended and Restated Senior Secured Credit Facilities. We cannot assure you that we will be able to consummate any such transaction on terms that are commercially reasonable, on terms acceptable to us or at all.

Our variable rate indebtedness subjects us to interest rate risk, which could cause our debt service obligations to increase significantly.

Borrowings under our Amended and Restated Senior Secured Credit Facilities are at variable rates of interest and expose us to interest rate risk. Interest rates are still low on a historical basis and are projected to rise in the future. If interest rates rise, our debt service obligations on the variable rate indebtedness will increase even though the amount borrowed may remain the same, and our net income and cash flows will correspondingly decrease. Assuming no prepayments of the Amended and Restated Term Loan Facility (under which we had $562.2 million of borrowings outstanding as of December 31, 2017) and that the $150.0 million Amended and Restated Revolving Credit Facility is fully drawn (and to the extent that LIBOR is in excess of the floor rate of our Amended and Restated Senior Secured Credit Facilities), each 0.125% change in interest rates would result in a $1.4 million change in annual interest expense on the indebtedness under our Amended and Restated Senior Secured Credit Facilities.

In March 2014, we entered into forward interest rate swap and floor contracts effectively converting the interest ratio on $100.0 million of borrowings under the Amended and Restated Senior Secured Credit Facilities from a floating to a fixed rate in order to reduce interest rate volatility. The contracts have effective dates of December 31, 2015. Any swaps we enter into have costs associated with them and may not fully or effectively mitigate our interest rate risk. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Interest Rate Swap and Floor” in this prospectus for additional details regarding these instruments.

The covenants in our Amended and Restated Senior Secured Credit Facilities impose restrictions that may limit our operating and financial flexibility.

Our Amended and Restated Senior Secured Credit Facilities contain a number of significant restrictions and covenants that limit our ability, among other things, to:

•	incur additional indebtedness;
•	pay dividends or distributions on our capital stock or repurchase or redeem our capital stock;
•	prepay, redeem or repurchase specified indebtedness;
•	create certain liens;
•	sell, transfer or otherwise convey certain assets;
•	make certain investments;
•	create dividend or other payment restrictions affecting subsidiaries;
•	engage in transactions with affiliates;
•	create unrestricted subsidiaries;
•	consolidate, merge or transfer all or substantially all of our assets or the assets of our subsidiaries;
•	enter into agreements containing certain prohibitions affecting us or our subsidiaries; and
•	enter into new lines of business.

In addition, the Amended and Restated Revolving Credit Facility contains a financial covenant requiring us to comply with a 5.50 to 1.00 total first lien net secured leverage ratio test. This financial covenant is tested quarterly if the aggregate amount of revolving loans, swingline loans and letters of credit outstanding under the Amended and Restated Revolving Credit Facility (net of up to $10.0 million of outstanding letters of credit) exceeds 35% of the total commitments thereunder.

These covenants could materially and adversely affect our ability to finance our future operations or capital needs. Furthermore, they may restrict our ability to expand and pursue our business strategies and otherwise conduct our business. Our ability to comply with these covenants may be affected by circumstances and events beyond our control, such as prevailing economic conditions and changes in regulations, and we cannot assure you that we will be able to comply with such covenants. These restrictions also limit our ability to obtain future financings to withstand a future downturn in our business or the economy in general. In addition, complying with these covenants may also cause us to take actions that may make it more difficult for us to successfully execute our business strategy and compete against companies that are not subject to such restrictions.

A breach of any covenant in our Amended and Restated Senior Secured Credit Facilities or the agreements and indentures governing any other indebtedness that we may have outstanding from time to time would result in a default under that agreement or indenture after any applicable grace periods. A default, if not waived, could result in acceleration of the debt outstanding under the agreement and in a default with respect to, and an acceleration of, the debt outstanding under other debt agreements. If that occurs, we may not be able to make all of the required payments or borrow sufficient funds to refinance such debt. Even if new financing were available at that time, it may not be on terms that are acceptable to us or terms as favorable as our current agreements. If our debt is in default for any reason, our business, results of operations and financial condition could be materially and adversely affected.

Risks Relating to this Offering and Ownership of Our Common Stock

The market price of our common stock may be highly volatile, and you may not be able to resell your shares at or above the public offering price.

Our common stock has only been listed for public trading on the New York Stock Exchange since April 28, 2017. Since that date, the price of our common stock, as reported by the New York Stock Exchange, has ranged from a low of $18.67 on April 28, 2017 to a high of $24.56 on October 5, 2017. The trading price of our common stock may be volatile. Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as other general economic, market or political conditions, could reduce the market price of our common shares in spite of our operating performance. The following factors, in addition to other factors described in this “Risk Factors” section and elsewhere in this prospectus, may have a significant impact on the market price of our common stock:

•	negative trends in global economic conditions and/or activity levels in our industry sectors;
•	changes in consumer needs, expectations or trends;
•	our ability to implement our business strategy;
•	our ability to complete and integrate new acquisitions;
•	actual or anticipated fluctuations in our quarterly or annual operating results;
•	trading volume of our common stock;
•	sales of our common stock by us, our executive officers and directors or our stockholders (including certain affiliates of Onex) in the future; and
•	general economic and market conditions and overall fluctuations in the U.S. equity markets.

In addition, broad market and industry factors may negatively affect the market price of our common stock, regardless of our actual operating performance, and factors beyond our control may cause our stock price to decline rapidly and unexpectedly. We are exposed to the impact of any global or domestic economic disruption, including any potential impact of the vote by the United Kingdom to exit the European Union, commonly referred to as “Brexit.” Furthermore, the stock market has experienced extreme volatility that, in some cases, has been unrelated or disproportionate to the operating performance of particular companies.

We may be subject to securities litigation, which is expensive and could divert management attention.

Our share price may be volatile and, in the past, companies that have experienced volatility in the market price of their stock have been subject to securities class action litigation. We may be the target of this type of litigation in the future. Litigation of this type could result in substantial costs and diversion of management’s attention and resources, which could have a material adverse effect on our business, financial condition and results of operations. Any adverse determination in litigation could also subject us to significant liabilities.

Because Onex controls the majority of our common stock, it may control all major corporate decisions and its interests may conflict with the interests of other holders of our common stock.

Upon completion of this offering, Onex will own 47,808,332 shares of our common stock, representing approximately 65.7% of our outstanding common stock (or 46,908,332 shares of our common stock, representing approximately 64.5% of our outstanding common stock, if the underwriters exercise their option to purchase additional shares in full). Accordingly, for so long as Onex continues to hold the majority of our common stock, Onex will exercise a controlling influence over our business and affairs and will have the power to determine all matters submitted to a vote of our stockholders, including the election of directors and approval of significant corporate transactions such as amendments to our certificate of incorporation, mergers and the sale of all or substantially all of our assets. Onex could cause corporate actions to be taken that conflict with the interests of our other stockholders. This concentration of ownership could have the effect of deterring or preventing a change in control transaction that might otherwise be beneficial to our stockholders. See “Principal and Selling Stockholders” and “Description of Capital Stock.” In addition, Onex may in the future own businesses that directly compete with ours.

Our directors who have relationships with Onex may have conflicts of interest with respect to matters involving us.

Two of our seven directors are affiliated with Onex. These persons have fiduciary duties to both us and Onex. As a result, they may have real or apparent conflicts of interest on matters affecting both us and Onex, which in some circumstances may have interests adverse to ours. Onex is in the business of making or advising on investments in companies and may hold, and may from time to time in the future acquire, interests in, or provide advice to, businesses that directly or indirectly compete with certain portions of our business or that are suppliers or customers of ours. In addition, as a result of Onex’ ownership interest, conflicts of interest could arise with respect to transactions involving business dealings between us and Onex including potential acquisitions of businesses or properties, the issuance of additional securities, the payment of dividends by us and other matters. In January 2018, Onex completed its acquisition of a majority interest in SMG Holdings Inc. (“SMG”), a global manager of convention centers, stadiums, arenas, theaters, performing arts centers and other venues. Certain of our events are or will be staged in SMG managed venues and one of our directors affiliated with Onex is also a director of SMG.

In addition, as described under “Description of Capital Stock”, our amended and restated certificate of incorporation provides that the doctrine of “corporate opportunity” does not apply with respect to us, to Onex or certain related parties or any of our directors who are employees of Onex or its affiliates such that Onex and its affiliates are permitted to invest in competing businesses or do business with our customers. Under the amended and restated certificate of incorporation, subject to the limitations set forth therein, Onex is not required to tell us about a corporate opportunity, may pursue that opportunity for itself or it may direct that opportunity to another person without liability to our stockholders. To the extent they invest in such other businesses, Onex may have differing interests than our other stockholders.

We are a “controlled company” within the meaning of the rules of the New York Stock Exchange and, as a result, rely on exemptions from certain corporate governance requirements.

Following the consummation of this offering, after giving effect to the sale of our common stock by the selling stockholders, Onex will continue to own the majority of our outstanding common stock. As a result, we will continue to be a “controlled company” within the meaning of the New York Stock Exchange corporate governance standards. A company of which more than 50% of the combined voting power is held by an individual, a group or another company is a “controlled company” within the meaning of the rules of the New York Stock Exchange and may elect not to comply with certain corporate governance requirements of the New York Stock Exchange, including:

•	the requirement that a majority of our board consist of independent directors;
•	the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors;
•	the requirement that we have a compensation committee that is composed entirely of independent directors; and
•	the requirement for an annual performance evaluation of the nominating and corporate governance committee and compensation committee.

We currently rely on certain of the exemptions listed above. Accordingly, while we currently have a majority of independent directors, our nominating and corporate governance and compensation committees do not consist entirely of independent directors. The independence standards are intended to ensure that directors who meet those standards are free of any conflicting interest that could influence their actions as directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the New York Stock Exchange.

In addition, Rule 10C-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as adopted by the national securities exchanges, requires, among other things, that:

•	compensation committees be composed of fully independent directors, as determined pursuant to new and existing independence requirements;
•	compensation committees be explicitly charged with hiring and overseeing compensation consultants, legal counsel and other committee advisers; and
•	compensation committees are required to consider, when engaging compensation consultants, legal counsel or other advisers, certain independence factors, including factors that examine the relationship between the consultant or adviser’s employer and us.

As a “controlled company”, we are not subject to these compensation committee independence requirements, and accordingly, you will not have the same protections afforded to stockholders of companies that are subject to these compensation committee independence requirements.

Taking advantage of the reduced disclosure requirements applicable to “emerging growth companies” may make our common stock less attractive to investors.

The JOBS Act provides that, so long as a company qualifies as an “emerging growth company,” it will, among other things:

•	be exempt from the provisions of Section 404(b) of the Sarbanes-Oxley Act requiring that its independent registered public accounting firm provide an attestation report on the effectiveness of its internal control over financial reporting;
•	be exempt from the “say on pay” and “say on golden parachute” advisory vote requirements of the Dodd-Frank Wall Street Reform and Customer Protection Act (the “Dodd-Frank Act”);
•	be exempt from certain disclosure requirements of the Dodd-Frank Act relating to compensation of its executive officers and be permitted to omit the detailed compensation discussion and analysis from proxy statements and reports filed under the Exchange Act; and
•	be exempt from any rules that may be adopted by the Public Company Accounting Oversight Board requiring mandatory audit firm rotations or a supplement to the auditor’s report on the financial statements.

We intend to continue to take advantage of each of the exemptions described above. We have irrevocably elected not to take advantage of the extension of time to comply with new or revised financial accounting standards available under Section 107(b) of the JOBS Act. We could be an emerging growth company for up to five years after the IPO. We cannot predict if investors will find our common stock less attractive if we elect to rely on these exemptions, or if taking advantage of these exemptions will result in less active trading or more volatility in the price of our common stock.

We have incurred and will continue to incur increased costs as a result of becoming a public company and in the administration of our organizational structure.

As a newly public company, we have incurred and will continue to incur significant legal, accounting, insurance and other expenses that we did not incur as a private company, including costs associated with public company reporting requirements. We also have incurred and will incur costs associated with the Sarbanes-Oxley Act and related rules implemented by the SEC. We have incurred and will continue to incur ongoing periodic expenses in connection with the administration of our organizational structure. The expenses incurred by public companies generally for reporting and corporate governance purposes have been increasing. We expect these rules and regulations to increase our expenses related to insurance, legal, accounting, financial and compliance activities, as well as other expenses, and to make some activities more time-consuming and costly, although we are currently unable to estimate these costs with any degree of certainty. These laws and regulations could also make it more difficult or costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. These laws and regulations could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as our executive officers. Furthermore, if we are unable to satisfy our obligations as a public company, we could be subject to delisting of our common stock, fines, sanctions and other regulatory action and potentially civil litigation.

We previously identified a material weakness in our internal control over financial reporting. If we experience additional material weaknesses in the future or otherwise fail to maintain an effective system of internal controls over financial reporting in the future, our ability to prevent or detect a material misstatement in our financial statements could be adversely affected.

A “material weakness” is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of a company’s annual or interim financial statements will not be prevented or detected on a timely basis. In the period ended June 30, 2014, our management identified a material weakness related to the calculation of deferred tax liabilities. This material weakness was remediated in 2015.

While we believe that this previously identified material weakness has been remediated, if other material weaknesses or other deficiencies arise in the future, there may be a reasonable possibility that a material misstatement of the Company’s annual or interim financial statements will not be prevented or detected on a timely basis, which could cause our reported financial results to be materially misstated and require restatement.

Failure to establish and maintain effective internal controls in accordance with Section 404 of the Sarbanes- Oxley Act could have a material adverse effect on our business and stock price.

We are required to comply with the SEC’s rules implementing Sections 302 and 404 of the Sarbanes-Oxley Act, which require management to certify financial and other information in our quarterly and annual reports and provide an annual management report on the effectiveness of controls over financial reporting. Though we are required to disclose changes made in our internal controls and procedures on a quarterly basis, we will not be required to make our first annual assessment of our internal control over financial reporting pursuant to Section 404 until the fiscal year ending December 31, 2018. However, as long as we are an emerging growth company, our independent registered public accounting firm will not be required to attest to the effectiveness of our internal control over financial reporting pursuant to Section 404. Our status as an emerging growth company will end as soon as any of the following takes place: (i) the last day of the first fiscal year in which our annual gross revenues are $1.07 billion or more; (ii) the end of any fiscal year in which the market value of our common stock held by non-affiliates exceeded $700.0 million as of the end of the second quarter of that fiscal year; (iii) the date on which we have, during the previous three-year period, issued more than $1.0 billion in non-convertible debt securities or (iv) the last day of the fiscal year ending December 31, 2022. At such time, our independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which our controls are documented, designed or operating.

To comply with the requirements of becoming a public company, we have undertaken various actions, and will need to take additional actions, such as implementing numerous internal controls and procedures and hiring additional accounting or internal audit staff or consultants. We have hired a third-party service provider to assist us with implementation of our internal audit function. Testing and maintaining internal control can divert our management’s attention from other matters that are important to the operation of our business. Additionally, when evaluating our internal control over financial reporting, we may identify material weaknesses that we may not be able to remediate in time to meet the applicable deadline imposed upon us for compliance with the requirements of Section 404. If we identify any material weaknesses in our internal control over financial reporting or are unable to comply with the requirements of Section 404 in a timely manner or assert that our internal control over financial reporting is effective, or if our independent registered public accounting firm is unable to express an opinion as to the effectiveness of our internal control over financial reporting once we are no longer an emerging growth company, investors may lose confidence in the accuracy and completeness of our financial reports and the market price of our common stock could be negatively affected, and we could become subject to investigations by the New York Stock Exchange, the SEC or other regulatory authorities, which could require additional financial and management resources. In addition, if we fail to remedy any material weakness, our financial statements could be inaccurate and we could face restricted access to capital markets.

Future sales, or the perception of the potential for future sales, of the shares of our common stock in the public market by us or our existing stockholders could cause our stock price to fall.

Sales of a substantial number of shares of our common stock in the public market after this offering could materially adversely affect the prevailing market price of our common stock. The perception that such sales could occur could also depress the market price of our common stock. As of March 2, 2018, we had 72,782,563 shares of common stock outstanding. Of these securities, the approximately 24.4 million shares of common stock (or 25.3 million shares of our common stock, if the underwriters exercise their option to purchase additional shares in full in this offering) sold in the IPO and pursuant to this offering will be freely tradable without restriction or further registration under federal securities laws, except to the extent shares are purchased by our affiliates. The approximately 48.3 million shares of common stock owned by our officers, directors and affiliates, as that term is defined in the Securities Act of 1933, as amended (the “Securities Act”), are “restricted securities” under the Securities Act. Restricted securities may not be sold in the public market unless the sale is registered under the Securities Act or an exemption from registration is available.

In connection with this offering, we, our directors and executive officers and the selling stockholders (including Onex) have entered into lock-up agreements that prevent the sale of shares of our common stock for up to 90 days after the date of this prospectus, subject to waiver by the representatives of the underwriters. Onex, as well as the stockholders owning a majority of the shares (other than shares owned by Onex) that are subject to a registration rights agreement (as defined below), each have the right, subject to certain conditions (and such lock-up agreements), to require us to register the sale of shares owned by such persons under the federal securities laws. If this right is exercised, holders of all shares subject to a registration rights agreement will be entitled to participate in such registration. By exercising their registration rights, and selling a large number of shares, these holders could cause the prevailing market price of our common stock to decline. Approximately 48.3 million shares of our common stock will be subject to the registration rights agreement upon completion of this offering. See “Shares Eligible For Future Sale.” In addition, shares issued or issuable upon exercise of options will be eligible for sale from time to time.

Our employees, officers and directors may elect to sell shares of our common stock in the market. Sales of a substantial number of shares of our common stock in the public market could depress the market price of our common stock and impair our ability to raise capital through the sale of additional equity securities.

In the future, we may issue securities to raise cash for acquisitions or otherwise. We may also acquire interests in other companies by using a combination of cash and our common stock or just our common stock. We may also issue securities convertible into our common stock. Any of these events may dilute your ownership interest in our company and have an adverse impact on the price of our common stock.

If securities or industry analysts cease publishing research or reports about us, our business, or our market, or if they adversely change their recommendations or publish negative reports regarding our business or our stock, our stock price and trading volume could decline.

The trading market for our common stock will be influenced by the research and reports that industry or securities analysts may publish about us, our business, our market, or our competitors. We do not have any control over these analysts and we cannot provide any assurance that analysts will cover us or provide favorable coverage. If any of the analysts who may cover us adversely change their recommendation regarding our stock, or provide more favorable relative recommendations about our competitors, our stock price could decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause our stock price or trading volume to decline.

We cannot assure you that we will continue to pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock.

We paid a dividend of $0.07 per share in the second, third and fourth quarters of 2017, and the first quarter of 2018. Management intends to propose, and expects the Board of Directors will approve, a 3.6% increase in the quarterly cash dividend rate, to $0.0725 per share effective for the second quarter 2018 dividend. The incremental quarterly cash cost of the proposed increase would be approximately $0.2 million. The payment of cash dividends in future quarters is subject to the discretion of our board of directors and our compliance with applicable law, and depending on, among other things, our results of operations, capital requirements, financial condition, contractual restrictions, restrictions in our debt agreements and in any equity securities, business prospects and other factors that our board of directors may deem relevant. Because we are a holding company and have no direct operations, we expect to pay dividends, if any, only from funds we receive from our subsidiaries, which may further restrict our ability to pay dividends as a result of the laws of their jurisdiction of organization, agreements of our subsidiaries or covenants under any existing and future outstanding indebtedness we or our subsidiaries incur. Our Amended and Restated Senior Secured Credit Facilities restrict our ability to pay dividends on our common stock. We expect that any future agreements governing indebtedness will contain similar restrictions. For more information, see “Dividend Policy” and “Description of Senior Secured Credit Facilities.”

Our dividend policy entails certain risks and limitations, particularly with respect to our liquidity. By paying cash dividends rather than investing that cash in our business or repaying debt, we risk, among other things, slowing the pace of our growth and having insufficient cash to fund our operations or unanticipated capital expenditures or limiting our ability to incur additional borrowings.

Although we expect to continue to pay dividends according to our dividend policy, we may not pay dividends according to our policy, or at all, if, among other things, we do not have the cash necessary to pay our intended dividends. The declaration and payment of dividends will be determined at the discretion of our board of directors, acting in compliance with applicable law and contractual restrictions.

Some provisions of our charter documents and Delaware law may have anti-takeover effects that could discourage an acquisition of us by others, even if an acquisition would be beneficial to our stockholders, and may prevent attempts by our stockholders to replace or remove our current management.

Provisions in our amended and restated certificate of incorporation and our amended and restated bylaws, as well as provisions of the Delaware General Corporation Law (the “DGCL”), could make it more difficult for a third party to acquire us or increase the cost of acquiring us, even if doing so would benefit our stockholders, including in transactions in which stockholders might otherwise receive a premium for their shares. Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

•	authorize the issuance of blank check preferred stock that our board of directors could issue in order to increase the number of outstanding shares and discourage a takeover attempt;
•	divide our board of directors into three classes with staggered three-year terms;
•	limit the ability of stockholders to remove directors to permit removals only “for cause” once Onex ceases to own more than 50% of all our outstanding common stock;
•	prohibit our stockholders from calling a special meeting of stockholders once Onex ceases to own more than 50% of all our outstanding common stock;
•	prohibit stockholder action by written consent once Onex ceases to own more than 50% of all our outstanding common stock, which will require that all stockholder actions be taken at a duly called meeting of our stockholders;
•	provide that our board of directors is expressly authorized to adopt, alter, or repeal our amended and restated bylaws;
•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings; and
•	require the approval of holders of at least two-thirds of the outstanding shares of common stock to amend our amended and restated bylaws and certain provisions of our amended and restated certificate of incorporation if Onex ceases to own more than 50% of all our outstanding common stock.

These anti-takeover defenses could discourage, delay or prevent a transaction involving a change in control of our company. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors of your choosing and cause us to take corporate actions other than those you desire.

Our amended and restated certificate of incorporation provides, subject to limited exceptions, that the Court of Chancery of the State of Delaware will be the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation provides, subject to limited exceptions, unless we consent to an alternative forum, that the Court of Chancery of the State of Delaware shall be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, stockholder, employee or agent of the Company to us or our stockholders, (iii) any action asserting a claim against us, or our directors, officers or other employees, arising pursuant to any provision of the DGCL, our amended and restated certificate of incorporation or our amended and restated bylaws, or (iv) any action asserting a claim against us, or our directors, officers, stockholders or other employees, governed by the internal affairs doctrine. The choice of forum provision may limit a stockholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us or our directors, officers or other employees, which may discourage such lawsuits against us and our directors, officers and other employees. Alternatively, if a court were to find the choice of forum provision contained in our amended and restated certificate of incorporation to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving such action in other jurisdictions, which could adversely affect our business and financial condition.

Because we are a holding company with no operations of our own, we rely on dividends, distributions, and transfers of funds from our subsidiaries.

We are a holding company that conducts all of our operations through subsidiaries. Consequently, we rely on dividends or advances from our subsidiaries. The ability of such subsidiaries to pay dividends to us is subject to applicable local law and may be limited due to terms of other contractual arrangements, including our indebtedness. See “Description of Senior Secured Credit Facilities.” Such laws and restrictions would restrict our ability to continue operations. In addition, Delaware law may impose requirements that may restrict our ability to pay dividends to holders of our common stock.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements. You can generally identify forward-looking statements by our use of forward-looking terminology such as “anticipate”, “believe”, “continue”, “could”, “estimate”, “expect”, “intend”, “may”, “might”, “plan”, “potential”, “predict”, “seek”, or “should”, or the negative thereof or other variations thereon or comparable terminology. In particular, statements about the markets in which we operate, including growth of our various markets, and our expectations, beliefs, plans, strategies, objectives, prospects, assumptions, or future events or performance contained in this prospectus under the headings “Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business” are forward-looking statements.

We have based these forward-looking statements on our current expectations, assumptions, estimates and projections. While we believe these expectations, assumptions, estimates and projections are reasonable, such forward-looking statements are only predictions and involve known and unknown risks and uncertainties, many of which are beyond our control. These and other important factors, including those discussed in this prospectus under the headings “Summary”, “Risk Factors”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business”, may cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by these forward-looking statements, or could affect the trading price of our common stock on the New York Stock Exchange. Some of the factors that could cause actual results to differ materially from those expressed or implied by the forward-looking statements include:

•	general economic conditions;
•	reputation of a trade show’s brand;
•	our ability to secure desirable dates and locations for our trade shows;
•	disruptions in global or local travel conditions or terrorist actions and communicable diseases;
•	ability to monitor and respond to changing market trends;
•	the failure to attract high-quality exhibitors and attendees;
•	competition from existing operators or new competitors;
•	our top five trade shows generate a significant portion of our revenues;
•	risks associated with our acquisition strategy;
•	the effect of shifts in marketing and advertising budgets to online initiatives;
•	our ability to retain our senior management team and our reliance on key full-time employees;
•	the use of third party agents whom we do not control;
•	our and our exhibitors’ reliance on a limited number of outside contractors;
•	changes in legislation, regulation and government policy;
•	recently enacted changes to the U.S. tax laws;
•	our relationships with industry associations;
•	risks and costs associated with new trade show launches;
•	that we do not own certain of the trade shows that we operate;
•	the infringement or invalidation of proprietary rights;
•	disruption of our information technology systems;
•	the failure to maintain the integrity or confidentiality of employee or customer data;
•	risks associated with event cancellations or interruptions;
•	risks associated with material litigation;
•	our potential inability to utilize tax benefits associated with our favorable tax attributes;

•	risks associated with previously identified or future material weaknesses; and
•	other factors beyond our control.

Given these risks and uncertainties, you are cautioned not to place undue reliance on such forward-looking statements. The forward-looking statements contained in this prospectus are not guarantees of future performance and our actual results of operations, financial condition, and liquidity, and the development of the industry in which we operate, may differ materially from the forward-looking statements contained in this prospectus. In addition, even if our results of operations, financial condition, and liquidity, and events in the industry in which we operate, are consistent with the forward-looking statements contained in this prospectus, they may not be predictive of results or developments in future periods.

Any forward-looking statement that we make in this prospectus speaks only as of the date of such statement. Except as required by law, we do not undertake any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

USE OF PROCEEDS

We will not receive any of the proceeds from the sale of the shares of our common stock being sold in this offering. All of the shares, including from any exercise by the underwriters of their option to purchase additional shares, are being sold by the selling stockholders. See “Principal and Selling Stockholders.” All proceeds from the sale of these shares will be received by the selling stockholders. The selling stockholders will bear the underwriters’ discounts and commissions attributable to their sale of shares, and we will bear the remaining expenses in connection with this offering, including, but not limited to, printing fees, legal expenses and accounting fees.

PRICE RANGE OF OUR COMMON STOCK

Our common stock has been listed on the New York Stock Exchange under the symbol “EEX” since April 28, 2017. The following table sets forth, for the periods indicated, the high and low sale prices in dollars on the New York Stock Exchange for our common stock with respect to the periods indicated.

	High	Low
2017
April 28, 2017 through June 30, 2017	$23.37	$18.67
For the quarter ended September 30, 2017	$23.43	$20.99
For the quarter ended December 31, 2017	$24.56	$19.75
2018
For the quarter ending March 31, 2018 (through March 8, 2018)	$22.97	$18.82

On March 8, 2018, the last reported sale price for our common stock on the New York Stock Exchange was $18.90 per share. As of March 2, 2018, there were approximately 25 holders of record of our common stock. These figures do not reflect the beneficial ownership of shares held in nominee name, nor do they include holders of any restricted stock units.

DIVIDEND POLICY

We intend to continue to pay quarterly cash dividends on our common stock. We paid a dividend of $0.07 per share (or $5.1 million in the aggregate quarterly) in each of the second, third and fourth quarters of 2017 and the first quarter of 2018. Management intends to propose, and expects the Board of Directors will approve, a 3.6% increase in the quarterly cash dividend rate, to $0.0725 per share effective for the second quarter 2018 dividend. The incremental quarterly cash cost of the proposed increase would be approximately $0.2 million. The payment of such dividend in future periods is subject to the discretion of our board of directors and depends upon our results of operations, cash requirements, financial condition, contractual restrictions, restrictions imposed by applicable laws and other factors that our board of directors may deem relevant, and the amount of any future dividend payment may be changed or terminated in the future at any time and for any reason without advance notice.

Our business is conducted through our subsidiaries. Dividends, distributions and other payments from, and cash generated by, our subsidiaries will be our principal sources of cash to repay indebtedness, fund operations and pay dividends. Accordingly, our ability to pay dividends to our stockholders is dependent on the earnings and distributions of funds from our subsidiaries. In addition, the covenants in the Amended and Restated Senior Secured Credit Facilities significantly restrict the ability of our subsidiaries to pay dividends or otherwise transfer assets to us. See “Description of Senior Secured Credit Facilities”, “Risk Factors—Risks Relating to this Offering and Ownership of Our Common Stock—Because we are a holding company with no operations of our own, we rely on dividends, distributions, and transfers of funds from our subsidiaries” and “Risk Factors—Risks Relating to this Offering and Ownership of Our Common Stock—We cannot assure you that we will continue to pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock.”

We did not declare or pay any dividends on our common stock in 2015 or 2016.

CAPITALIZATION

The following table sets forth our cash and our consolidated capitalization as of December 31, 2017.

You should read the data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

As of December 31, 2017
(unaudited)
(dollars in millions, share data in thousands, except per share data)
Cash and cash equivalents	$10.9

Long-term indebtedness (including current portion):
Amended and Restated Revolving Credit Facility(1)	—
Amended and Restated Term Loan Facility(1)	554.2
Total debt	$554.2

Shareholders’ equity:
Preferred stock, $0.01 par value; authorized shares at December 31, 2017: 80,000; no shares issued and outstanding at December 31, 2017	—
Common stock, $0.01 par value; authorized shares: 800,000; issued and outstanding shares: 72,604 at December 31, 2017	0.7|
Additional paid-in capital	677.1
Retained earnings	83.4
Total shareholders’ equity	761.2
Total capitalization	$1,637.9
(1)	Amounts shown as outstanding under the Amended and Restated Term Loan Facility are net of unamortized deferred financing fees of $4.4 million and unamortized original issue discount of $3.6 million. As of December 31, 2017, we had $562.2 million of borrowings outstanding under the Amended and Restated Term Loan Facility, with $149.1 million in additional borrowing capacity under the Amended and Restated Revolving Credit Facility (after giving effect to $0.9 million of outstanding letters of credit).

SELECTED CONSOLIDATED FINANCIAL DATA

The following table presents selected consolidated financial data for the periods and at the dates indicated. The selected consolidated financial data as of December 31, 2017 and 2016, and for the years ended December 31, 2017, 2016 and 2015 have been derived from our audited consolidated financial statements included elsewhere in this prospectus. The selected consolidated financial data as of December 31, 2015 and for the year ended December 31, 2014 have been derived from our audited financial statements not included in this prospectus. Our historical results are not necessarily indicative of the results expected for any future period.

The following information should be read in conjunction with “Capitalization”, “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, “Business” and our consolidated financial statements and related accompanying notes included elsewhere in this prospectus.

	Year Ended December 31,
	2017(1)	2016(1)	2015(1)	2014(1)
	(dollars in millions, except per share data)
Statement of income (loss) and comprehensive income (loss) data:
Revenue	$341.7	$323.7	$306.4	$273.5
Other income	6.5	—	—	—
Cost of revenues	95.0	84.4	83.4	82.2
Selling, general and administrative expenses(2)	121.9	98.9	93.1	90.8
Depreciation and amortization expense	43.2	40.0	39.1	37.5
Intangible asset impairment charge(3)	—	—	8.9	—
Operating income	88.1	100.4	81.9	63.0
Interest expense	38.3	51.4	52.0	56.0
Loss on extinguishment of debt(4)	3.0	12.8	—	1.9
Income before income taxes	46.8	36.2	29.9	5.1
(Benefit from) provision for income taxes(5)	(35.0)	14.0	10.3	12.7
Net income (loss) and comprehensive income (loss)	$81.8	$22.2	$19.6	$(7.6)

Net income (loss) per share attributable to common stockholders(6)
Basic	$1.19	$0.36	$0.32	$(0.12)
Diluted	$1.13	$0.35	$0.31	$(0.12)
Weighted average common shares outstanding(6)
Basic	68.9	61.9	61.9	61.0
Diluted	72.1	63.3	62.5	61.0
Dividends declared per common share	$0.21	—	—	—

Statement of cash flows data:
Net cash provided by operating activities	$110.8	$93.0	$87.8	$72.7
Net cash used in investing activities	$(95.5)	$(51.9)	$(87.0)	$(335.7)
Net cash (used in) provided by financing activities	$(19.3)	$(42.5)	$(26.3)	$282.5
	As of December 31,
	2017	2016	2015
	(dollars in millions)
Balance sheet data:
Cash and cash equivalents	$10.9	$14.9	$16.3
Total assets(7)	$1,637.9	$1,572.5	$1,538.1
Total debt(8)	$554.2	$702.1	$731.6
Total liabilities	$876.6	$1,044.8	$1,035.6

(1)	Financial data for the years ended December 31, 2017, 2016, 2015 and 2014 includes the results of the 2017 acquisitions, 2016 acquisitions, 2015 acquisitions and GLM, respectively, since their respective acquisitions.
(2)	Selling, general and administrative expenses for the years ended December 31, 2017, 2016, 2015 and 2014 included $23.4 million, $7.6 million, $5.1 million and $12.0 million, respectively, in acquisition-related transaction, transition and integration costs, including legal and advisory fees. Also included in selling, general and administrative expenses for the years ended December 31, 2017, 2016, 2015 and 2014 were stock-based compensation expenses of $2.4 million, $3.0 million, $5.1 million and $6.4 million, respectively.
(3)	The intangible asset impairment charge for the year ended December 31, 2015 was recorded to align the carrying value of indefinite-lived intangible assets with their implied fair value. No other impairment charges were recorded in 2015 including in connection with our annual test of goodwill for the year ended December 31, 2015.
(4)	On May 8, 2017, using the net proceeds to us from our IPO, we prepaid $159.2 million of borrowings under our Term Loan Facility (as then in effect). On May 22, 2017, we refinanced our Senior Secured Credit Facilities with the Amended and Restated Senior Secured Credit Facility. In conjunction with the refinancing of our Senior Secured Credit Facilities, certain debtholders’ balances were fully extinguished. As a result, we wrote off unamortized deferred financing fees and original issuance discount of $1.4 million and $1.6 million, respectively, which were included in loss on extinguishment of debt in the consolidated statements of income and comprehensive income.

On October 28, 2016, in connection with the Third Amendment, we redeemed all of our $200.0 million aggregate principal amount of our Senior Notes at a redemption price of 104.50%. The $9.0 million redemption premium was included in loss on extinguishment of debt in the consolidated statements of income (loss) and comprehensive income (loss). Due to the extinguishment of the Senior Notes, we also wrote off $3.8 million of outstanding deferred financing fees which were included in loss on extinguishment of debt in the consolidated statements of income (loss) and comprehensive income (loss).

On July 21, 2014, we entered into the Second Amendment which re-priced the facility by lowering the interest rate and LIBOR floor rate. We applied debt modification accounting guidance and determined the modification was significant for several lenders in the term facility syndicate. Therefore, $1.9 million of deferred financing fees and original issue discount was written off in the third quarter of 2014.

(5)	Benefit from income taxes for the year ended December 31, 2017 of $35.0 million reflects the one-time adjustment resulting from the Tax Cuts and Jobs Act as a result of which we recognized a $52.1 million tax benefit due to the impact of revaluing our net deferred tax liabilities from 35% to the newly enacted U.S. corporate tax rate of 21%. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Results of Operations—Comparison of the Year Ended December 31, 2017 to the Year Ended December 31, 2016—(Benefit from) Provision for Income Taxes”
(6)	Reflects the 125-for-one stock split of our common stock that occurred on April 10, 2017.
(7)	As of December 31, 2017, total assets included goodwill of $993.7 million and other intangible assets, net, of $545.0 million. As of December 31, 2016, total assets included goodwill of $930.3 million and other intangible assets, net, of $541.2 million. As of December 31, 2015, total assets included goodwill of $890.3 million and other intangible assets, net, of $559.4 million.
(8)	As of December 31, 2017, total debt of $554.2 million consisted of $562.2 million of borrowings outstanding under the Amended and Restated Term Loan Facility, net of unamortized deferred financing fees of $4.4 million and unamortized original issue discount of $3.6 million. As of December 31, 2016, total debt of $702.1 million consisted of $713.3 million of borrowings outstanding under our Term Loan Facility (as then in effect), net of unamortized deferred financing fees of $5.2 million and unamortized original issue discount of $6.0 million. As of December 31, 2015, total debt of $731.6 million consisted of $550.3 million of borrowings outstanding under our Term Loan Facility (as then in effect), net of unamortized deferred financing fees of $7.1 million and unamortized original issue discount of $7.2 million, and $195.7 million in aggregate principal amount of the Senior Notes, net of unamortized deferred financing fees of $4.3 million.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion and analysis of our financial condition and results of operations should be read in conjunction with the section titled “Selected Consolidated Financial Data” and our consolidated financial statements and related notes included elsewhere in this prospectus. This discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from such forward-looking statements. Factors that could cause or contribute to those differences include, but are not limited to, those discussed in the sections titled “Cautionary Note Regarding Forward-Looking Statements” and “Risk Factors” included elsewhere in this prospectus.

Recent Events

IPO

On May 3, 2017, we completed an initial public offering (the “IPO”) of 17,825,000 shares of our common stock at a price of $17.00 per share. We sold 10,333,333 shares of common stock in the IPO, resulting in net proceeds to us after underwriting discounts and expenses of $159.1 million, and funds managed by Onex sold 7,491,667 shares, from which we did not receive any proceeds. We used all of the net proceeds to us from the offering plus cash on hand, to prepay $159.2 million of borrowings outstanding under the Term Loan Facility (as defined below).

Refinancing

On May 22, 2017, our wholly owned subsidiary, Emerald Expositions Holding, Inc. (“EEH”), entered into an amendment and restatement of its senior secured credit facilities. The amended and restated senior secured credit facilities (the “Amended and Restated Senior Secured Credit Facilities”), which were entered into with a syndicate of lenders and Bank of America, N.A., as administrative agent, consist of (i) a seven-year $565.0 million senior secured term loan facility (the “Amended and Restated Term Loan Facility”), scheduled to mature on May 22, 2024 and (ii) a $150.0 million senior secured revolving credit facility (the “Amended and Restated Revolving Credit Facility”), scheduled to mature on May 23, 2022. On November 27, 2017, EEH entered into the Refinancing Agreement and First Amendment to Amended and Restated Credit Agreement to reduce the interest rate applicable to term loans under the Amended and Restated Term Loan Facility and on November 29, 2017, EEH entered into the Repricing Agreement and Second Amendment to Amended and Restated Credit Agreement to reduce the interest rate applicable to revolving loans under the Amended and Restated Revolving Credit Agreement. See “—Long-Term Debt.”

Cash Dividend

In connection with our IPO, we adopted a policy of paying quarterly cash dividends on our common stock. We paid a dividend of $0.07 per share in each of the second, third and fourth quarters of 2017 and the first quarter of 2018. Management intends to propose, and expects the Board of Directors will approve, a 3.6% increase in the quarterly cash dividend rate, to $0.0725 per share effective for the second quarter 2018 dividend. The incremental quarterly cash cost of the proposed increase would be approximately $0.2 million.

Overview and Background

We are a leading operator of business-to-business trade shows in the United States. We currently operate more than 55 trade shows, as well as numerous other face-to-face events. In 2017, Emerald’s events connected over 500,000 global attendees and exhibitors and occupied more than 6.9 million NSF of exhibition space. We have been recognized with many awards and accolades that reflect our industry leadership as well as the importance of our shows to the exhibitors and attendees we serve.

Our mission is to deliver value to our exhibitors and attendees by producing highly-relevant, industry-leading events that enhance the productivity of an industry’s participants and facilitate interaction between its most influential stakeholders on a regular, scheduled basis. We currently operate trade shows within several diverse industry sectors including Gift, Home & General Merchandise; Sports; Design & Construction; Technology; Jewelry; and others including Photography, Food, Healthcare, Industrials and Military.

Acquisitions

We are focused on growing our national footprint through the acquisition of high-quality events that are leaders in their specific industry verticals. Since the Onex Acquisition in June 2013, we have completed the following 15 strategic acquisitions, with purchase prices, excluding the $335.0 million acquisition of GLM, ranging from approximately $5.0 million to approximately $38.0 million, and revenues ranging from approximately $1.3 million to approximately $15.1 million. Historically, we have completed acquisitions at EBITDA purchase multiples that are typically in the mid-to-high single digits. Our acquisitions have historically been structured as asset deals that have resulted in the generation of long-lived tax assets, which in turn have reduced our purchase multiples when incorporating the value of the created tax assets. In the future, we intend to look for acquisitions with similarly attractive valuation multiples. The 15 acquisitions we have completed are described as follows:

•	GLM — Prior to its acquisition by Emerald Expositions in January 2014, GLM operated approximately 20 trade shows, including four of the largest 100 trade shows in the United States according to TSE. These trade shows serve industries as diverse as home furnishings, home textiles, stationery and paper products, giftware, tabletop, gourmet housewares, contemporary furniture and interiors, art & design, antiques & jewelry, fashion, board sports & resort lifestyle and eCommerce, and include the well-known NY NOW and Surf Expo brands. The acquisition of GLM substantially increased the scale and breadth of Emerald Expositions’ trade show portfolio.
•	Healthcare Design Conference and Expo, Healthcare Design Magazine, Environments for Aging and Construction SuperConference (collectively, “HCD Group”) — On February 27, 2015, we acquired these brands, which were previously operated by the Healthcare Media division of Vendome Group. Healthcare Design Conference and Expo is the industry’s best attended and most respected trade show/conference primarily focused on evidence-based design for healthcare facilities. In addition to the annual trade show and conference, the brand has a complementary magazine, Healthcare Design Magazine, education and sponsored events and an online presence that together engage the industry all year round. Environments for Aging is a complementary niche event within the broader healthcare vertical, focused on creating functional and attractive living environments that meet the needs of the aging population. Construction SuperConference is an event for lawyers providing services in commercial construction markets.
•	International Pizza Expo and Pizza Today magazine (“Pizza Group”) — On March 3, 2015, we acquired the International Pizza Expo, which was previously operated by Macfadden Communications Group. The International Pizza Expo is the largest trade show for independent pizzeria owners and operators in the United States, and Pizza Today is the partner magazine and leading publication in this industry. Operating in the $40 billion pizza restaurant industry, the International Pizza Expo ranks in the top 250 largest trade shows in the United States according to TSNN.
•	HOW Design Live (“HOW”) — On October 14, 2015, we acquired HOW, which was previously operated by F+W Media, Inc. HOW is the largest graphic design conference and expo in the nation, combining seven separate conferences into a single event focused on creativity, business and inspiration for graphic designers.
•	The National Industrial Fastener & Mill Supply Expo (“Fastener Expo”) — On November 12, 2015, we acquired Fastener Expo from the show’s co-founders. Fastener Expo brings together manufacturers and master distributors of industrial fasteners, precision formed parts, fastener machinery and tooling and other related products and services with distributors and sales agents in the distribution chain.
•	The International Gift Exposition in the Smokies and the Souvenir Super Show (“IGES”) — On August 1, 2016, we acquired IGES from M&M Gift Shows, LLC. IGES is the largest dedicated gathering of wholesale souvenir, resort and gift buyers in the United States.
•	The Swim Collective and Active Collective trade shows (“Collective”) — On August 8, 2016, we acquired Collective from the show’s founder. Swim Collective is the leading biannual swimwear trade show on the West Coast. In January 2017, we launched an Active Collective event in New York. Active Collective is recognized as the first activewear-only trade show and is a leader in this fast-growing industry vertical.
•	Digital Dealer Conference & Expo (“Digital Dealer”) — On October 11, 2016, we acquired Digital Dealer from its founder. As the leading semi-annual trade show focused on the retail automotive industry’s digital strategy and operations, Digital Dealer is the premier venue to explore the implementation of digital components by auto dealers to engage their automotive consumer. In conjunction with the acquisition, we also acquired Dealer Magazine, a complementary magazine for automotive dealerships and franchises.

•	National Pavement Expo (“Pavement”) — On October 18, 2016, we acquired Pavement, which was previously operated by AC Business Media. Pavement is the largest trade show focused on paving and pavement maintenance.
•	RFID Journal LIVE! (“RFID LIVE!”) — On November 15, 2016, we acquired RFID LIVE! from its founder. RFID LIVE! is the largest trade show that focuses on RFID technologies used to identify, track and manage corporate assets and inventory across a wide range of industries.
•	American Craft Retailers Expo (“ACRE”) — On December 13, 2016, we acquired ACRE from its founder. ACRE is a wholesale craft exposition, consisting of two shows that take place annually in Las Vegas and Philadelphia.
•	CEDIA Expo (“CEDIA”) — On January 25, 2017, we acquired the trade show CEDIA from its namesake association, Custom Electronic Design & Installation Association. CEDIA is the largest trade show in the home technology market, serving industry professionals that manufacture, design and integrate goods and services for the connected home.
•	The International Drone Conference & Exposition (“InterDrone”) — On March 10, 2017, we acquired the trade show InterDrone from BZ Media LLC. InterDrone is the leading commercial drone-focused show in the United States.
•	Snow Show — On May 24, 2017, we acquired the trade show Snow Show from SnowSports Industries America. When acquired, Snow Show was the largest snow sports industry event in North America and was ranked 67th in the TSNN Top 250 trade shows in the United States in 2016. Starting in January 2018, Snow Show will merge with OR to become Outdoor Retailer + Snow Show, endorsed and sponsored by SnowSports Industries America and Outdoor Industry Association.
•	Connecting Point Marketing Group (“CPMG”) — On November 29, 2017, we acquired CPMG from Corridor Capital, LLC, mezzanine investor Aldine Capital Partners and management. CPMG organizes and hosts nine senior executive level business-intensive trade events focused on innovation for the hospitality, restaurant, healthcare, grocery and retail industries. These four-day events are highly-curated, invitation-only forums that bring together leaders in each vertical market.

Organic Growth Drivers

We are also focused on generating organic growth by understanding and leveraging the drivers for increased exhibitor and attendee participation at trade shows. Creating new opportunities for exhibitors to influence their market, engage with significant buyers, generate incremental sales and expand their brand’s awareness in their industry builds further demand for exhibit space and strengthens the value proposition of a trade show, generally allowing us to modestly increase booth space pricing annually across our portfolio. At the same time, our trade shows provide attendees with the opportunity to enhance their industry connectivity, develop relationships with targeted suppliers and distributors, discover new products, learn about new industry developments, celebrate their industry’s achievements and, in certain cases, obtain continuing professional education credits, which we believe increases their propensity to return and, consequently, drives high recurring participation among our exhibitors. By investing in and promoting these tangible and return-on-investment linked outcomes, we believe we will be able to continue to enhance the value proposition for our exhibitors and attendees alike, thereby driving strong demand and premium pricing for exhibit space, sponsorship opportunities and attendee registration.

Trends and Other Factors Affecting Our Business

There are a number of existing and developing factors and trends which impact the performance of our business, and the comparability of our results from year to year and from quarter to quarter, including:

•	Market Fragmentation — The trade show industry is highly fragmented with the largest companies (Emerald Expositions, Reed Expositions and UBM and Informa Exhibitions (which have recently announced that they intend to merge; however, as of the date of this prospectus, the merger has not yet closed)), comprising only 9% of the wider U.S. market according to AMR. This has afforded us the opportunity to acquire other trade show businesses, a growth opportunity we expect to continue pursuing. These acquisitions may affect our growth trends, impacting the comparability of our financial results on a year-over-year basis.

•	Overall Economic Environment and Industry Sector Cyclicality — Our results of operations are correlated, in part, with the economic performance of the industry sectors that our trade shows serve, as well as the state of the overall economy.
•	Lag Time — As the majority of our exhibit space is sold during the year prior to each trade show, there is often a timing difference between changes in the economic conditions of an industry sector vertical and their effect on our results of operations. This lag time can result in a counter-cyclical impact on our results of operations.
•	Variability in Quarterly Results — Our business is seasonal, with trade show revenues typically reaching their highest levels during the first and third quarters of each calendar year, and their lowest level during the fourth quarter, entirely due to the timing of our trade shows. This seasonality is typical within the trade show industry. Since event revenue is recognized when a particular event is held, we may also experience fluctuations in quarterly revenue and cash flows based on the movement of annual trade show dates from one quarter to another. Our presentation of Adjusted EBITDA accounts for these quarterly movements and the timing of shows, where applicable and material.
•	Utilization of NOLs — As of December 31, 2017, we have utilized substantially all of the $59.9 million of the NOLs that we had carried over from the year ended December 31, 2016. As a result, our cash taxes will likely increase in future years.

How We Assess the Performance of Our Business

In assessing the performance of our business, we consider a variety of performance and financial measures. The key indicators of the financial condition and operating performance of our business are revenues, cost of revenues, selling, general and administrative expenses, interest expense, depreciation and amortization, income taxes, Adjusted EBITDA, Adjusted Net Income and Free Cash Flow.

Revenues

We generate revenues primarily from selling trade show exhibit space to exhibitors on a per square foot basis. Other trade show revenue streams include sponsorship, fees for ancillary exhibition services and attendee registration fees. Additionally, we generate revenue through conferences, digital media and print publications that complement our trade shows. We also engage third-party sales agents to support our marketing efforts. More than 95% of our sales are made by our employees, with less than 5% made by third-party sales agents. These agents, who are mainly based in Asia and Europe, are paid a percentage commission on sales.

Cost of Revenues

•	Decorating Expenses. We work with general service contractors to both set up communal areas of our trade shows and provide services to our exhibitors, who primarily contract directly with the general service contractors. We typically select a single general service contractor for an entire show, although occasionally it is more practicable to bid out packages of work within a single show on a piecemeal basis to different task-specific specialists. Decorating expenses represented 21%, 23% and 24% of our cost of revenues for the years ended December 31, 2017, 2016 and 2015, respectively, and 6% of our total revenues for each of the years ended December 31, 2017, 2016 and 2015.
•	Sponsorship Costs. We often enter into long-term sponsorship agreements with industry trade associations whereby the industry trade association endorses and markets the show to its members in exchange for a percentage of the show’s revenue. Sponsorship costs represented 20%, 21% and 19% of our cost of revenues for the years ended December 31, 2017, 2016 and 2015, respectively, and 6% of our total revenues for the year ended December 31, 2017 and 5% of our total revenues for each of the years ended December 31, 2016 and 2015.
•	Venue Costs. Venue costs represent rental costs for the venues, usually convention centers or hotels, where we host our trade shows. Given that convention centers are typically owned by local governments who have a vested interest in stimulating business activity in and attracting tourism to their cities, venue costs typically represent a small percentage of our cost of revenues. Venue costs represented 15% of our cost of revenues for each of the years ended December 31, 2017 and 2016, 16% of our cost of revenues for the year ended December 31, 2015 and 4% of our total revenues for each of the years ended December 31, 2017, 2016 and 2015.

•	Costs of Other Marketing Services. Costs of other marketing services represent paper, printing, postage, contributor and other costs related to digital media and print publications. Costs of other marketing services represented 6% of our cost of revenues and 2% of our total revenues for each of the years ended December 31, 2017, 2016 and 2015.
•	Other Event-Related Expenses. Other event-related costs include temporary labor for services such as security, shuttle buses, speaker fees, food and beverage expenses and event cancellation insurance. Other event-related expenses represented 38% of our cost of revenues and 11% of our total revenues for the year ended December 31, 2017, and 35% of our cost of revenues and 9% of our total revenues for each of the years ended December 31, 2016 and 2015.

Selling, General and Administrative Expenses

•	Labor Costs. Labor costs represent the cost of employees who are involved in sales, marketing, planning and administrative activities. The actual on-site set-up of the events is contracted out to third-party vendors and is included in cost of revenues. Labor costs represented 51%, 59% and 60% of our selling, general and administrative expenses for the years ended December 31, 2017, 2016 and 2015, respectively, and 18% of our total revenues for each of the years ended December 31, 2017, 2016 and 2015.
•	Miscellaneous Expenses. Miscellaneous expenses are comprised of a variety of other expenses, including advertising and marketing costs, promotion costs, credit card fees, travel expenses, printing costs, office supplies and office rental expense. Direct trade show costs are recorded in cost of revenues. All other costs are recorded in selling, general and administrative expenses. Miscellaneous expenses represented 36%, 40% and 39% of our selling, general and administrative expenses, 13% of our total revenues for the year ended December 31, 2017, and 12% of our total revenues for each of the years ended December 31, 2016 and 2015.
•	Management Fee. Following the Onex Acquisition, and prior to the IPO, we paid a $0.8 million annual management fee under the services agreement between Onex and the Company (the “Services Agreement”). The Services Agreement with Onex was terminated in connection with the IPO for no consideration.

Interest Expense

Interest expense represents interest payments and refinancing fees paid to our lenders. During 2016, we paid interest to the lenders under our Senior Secured Credit Facilities (as in effect prior to the 2017 Refinancing (as defined below)) and to the holders of $200.0 million in aggregate principal amount of our 9.00% Senior Notes due 2021 (the “Senior Notes”) prior to their redemption as described below. On October 28, 2016, we borrowed $200.0 million of incremental term loans, and we fully redeemed all $200.0 million in aggregate principal amount of the Senior Notes with the proceeds of incremental term loans, cash on hand and proceeds of an $8.0 million borrowing under our Revolving Credit Facility. On May 22, 2017, we refinanced our Senior Secured Credit Facilities with the Amended and Restated Senior Secured Credit Facilities (the “2017 Refinancing”). We further amended the Amended and Restated Senior Secured Credit Facilities in November 2017 to reduce the applicable interest rates.

Because we refinanced our outstanding indebtedness in October 2016 and again in May 2017 (including reducing our total amount of indebtedness outstanding using proceeds from the IPO during the second quarter of 2017) and also re-priced the Amended and Restated Term Loan Facility in November 2017, interest expense for the periods presented in this prospectus may not be comparable among the periods presented or to interest expense for future periods.

Depreciation and Amortization

We have historically grown our business through acquisitions and, in doing so, have acquired significant intangible assets, the value of some of which is amortized over time. These acquired intangible assets, unless determined to be indefinite-lived, are amortized over extended periods of seven to ten years from the date of each acquisition for reporting under GAAP purposes, or fifteen years for tax purposes. This amortization expense reduces our taxable income. Depreciation expense relates to property and equipment and represented less than 1% of our total revenues for each of the years ended December 31, 2017, 2016 and 2015.

Income Taxes

Income tax expense consists of federal, state and local taxes based on income in the jurisdictions in which we operate.

As a result of our federal NOL carryforwards, we did not incur significant cash obligations for federal income taxes in 2017. We used substantially all of our federal NOL carryforwards during 2017, and therefore expect our provision for income taxes to increase for future periods. We also record deferred tax charges or benefits primarily associated with our utilization or generation of net operating loss carryforwards and book-to-tax difference related to amortization of goodwill, amortization of intangibles assets, depreciation, stock-based compensation charges and deferred financing costs.

On December 22, 2017, the Tax Cuts and Jobs Act was enacted. The Tax Cuts and Jobs Act significantly revises the U.S. corporate income tax law by, among other things, decreasing the federal corporate income tax rate from 35% to 21% effective January 1, 2018. As a result of the reduction in the tax rate, we are required to revalue our U.S. net deferred tax liabilities at December 31, 2017. We estimate the impact of the revaluation will be a one-time benefit to income tax of approximately $52.1 million for the fourth quarter of fiscal year 2017. Also as a result of the reduction in the tax rate, we estimate our effective tax rate in 2018 will range between 26% to 28%.

Cash Flow Model

We have favorable cash flow characteristics, as described below (see “—Liquidity and Capital Resources—Cash Flows”), as a result of our high profit margins, substantial favorable tax attributes, low capital expenditures and consistently negative working capital. Our working capital is negative as our current assets are consistently lower than our current liabilities. Current assets primarily include accounts receivable and prepaid expenses, while current liabilities primarily include accounts payable and deferred revenues. Cash received prior to an event is recorded as deferred revenue on our balance sheet and recognized in revenue upon completion of each trade show. The implication of having negative working capital is that changes in working capital represent a source of cash as our business grows.

The primary driver for our negative working capital is the sales cycle for a trade show, which typically begins during the prior show. In the interim period between the current show and the following show, we continue to sell to new and past exhibitors and collect payments on contracted exhibit space. We require exhibitors to pay in full in advance of each trade show, whereas the bulk of expenses are paid close to or after the show. Cash deposits start to be received as early as twelve months prior to a show taking place and virtually 100% of booth space revenues are typically received in cash one month prior to a show taking place. This highly efficient cash flow model, where revenue is received in advance of expenses to be paid, creates a working capital benefit.

Free Cash Flow

In addition to net cash provided by operating activities presented in accordance with GAAP, we present Free Cash Flow because we believe it is a useful indicator of liquidity that provides information to management and investors about the amount of cash generated from our core operations that, after capital expenditures, can be used for the repayment of indebtedness and strategic initiatives, including investing in our business, paying dividends, making strategic acquisitions and strengthening our balance sheet.

Free Cash Flow is a supplemental non-GAAP financial measure of liquidity and is not based on any standardized methodology prescribed by GAAP. Free Cash Flow should not be considered in isolation or as an alternative to net cash provided by operating activities or other measures determined in accordance with GAAP. Also, Free Cash Flow is not necessarily comparable to similarly titled measures used by other companies.

The most directly comparable GAAP measure to Free Cash Flow is net cash provided by operating activities. For a reconciliation of Free Cash Flow to net cash provided by operating activities, see footnote 11 to the table under the heading “Summary—Summary Consolidated Financial Data.”

Adjusted EBITDA

Adjusted EBITDA is a key measure of our performance. Adjusted EBITDA is defined as net income before interest expense, loss on extinguishment of debt, income tax expense, depreciation and amortization, stock-based compensation, deferred revenue adjustment, intangible asset impairment charge, the Onex management fee (for periods prior to our IPO), contract termination costs and other items that management believes are not part of our core operations. We present Adjusted EBITDA because we believe it assists investors and analysts in comparing our operating performance across reporting periods on a consistent basis by excluding items that we do not believe are indicative of our core operating performance. Management and our board of directors use Adjusted EBITDA to assess our financial performance and believe it is helpful in highlighting trends because it excludes the results of decisions that are outside the control of management, while other performance metrics can differ significantly depending on long-term strategic decisions regarding capital structure, the tax jurisdictions in which we operate and capital investments.

Adjusted EBITDA is not defined under GAAP, and is subject to important limitations, including that Adjusted EBITDA excludes certain normal recurring expenses and one-time cash adjustments that we consider to not be indicative of our ongoing operating performance. Because not all companies use identical calculations, our presentation of Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies.

The most directly comparable GAAP measure to Adjusted EBITDA is net income. For a reconciliation of Adjusted EBITDA to net income, see footnote 9 to the table under the heading “Summary—Summary Consolidated Financial Data.”

Adjusted Net Income

Adjusted Net Income is defined as net income before refinancing charges, loss on extinguishment of debt; stock-based compensation; deferred revenue adjustment; intangible asset impairment charge; the Onex management fee (for periods prior to our IPO); contract termination costs; other items that management believes are not part of our core operations; amortization of deferred financing fees and discount; amortization of (acquired) intangible assets; and tax adjustments related to non-GAAP adjustments.

We use Adjusted Net Income as a supplemental metric to evaluate our business’s performance in a way that also considers our ability to generate profit without the impact of certain items. For example, it is useful to exclude stock-based compensation expenses because the amount of such expenses in any specific period may not directly correlate to the underlying performance of our business, and these expenses can vary significantly across periods due to timing of new stock-based awards. We also exclude the amortization of intangible assets and certain discrete costs, including deferred revenue adjustments, impairment charges and transaction costs (including professional fees and other expenses associated with acquisition activity and debt refinancings) in order to facilitate a period-over-period comparison of our financial performance. Each of the normal recurring adjustments and other adjustments described in this paragraph help management with a measure of our operating performance over time by removing items that are not related to day-to-day operations.

Adjusted Net Income is not defined under GAAP and is subject to important limitations. We have included the calculation of Adjusted Net Income for the periods presented. Because not all companies use identical calculations, our presentation of Adjusted Net Income may not be comparable to other similarly titled measures used by other companies.

The most directly comparable GAAP measure to Adjusted Net Income is net income. For a reconciliation of Adjusted Net Income to net income, see footnote 10 to the table under the heading “Summary—Summary Consolidated Financial Data.”

Results of Operations

Comparison of the Year Ended December 31, 2017 to the Year Ended December 31, 2016

The tables in this section summarize key components of our results of operations for the periods indicated.

	Year Ended December 31,
	2017	2016	Variance $	Variance %
	(dollars in millions)
Statement of income and comprehensive income data:
Revenues	$341.7	$323.7	$18.0	5.6%
Other income	6.5	—	6.5	—
Cost of revenues	95.0	84.4	10.6	12.6%
Selling, general and administrative expenses	121.9	98.9	23.0	23.3%
Depreciation and amortization expense	43.2	40.0	3.2	8.0%
Operating income	$88.1	$100.4	$(12.3)	(12.3)%
Interest expense	38.3	51.4	(13.1)	(25.5)%
Loss on extinguishment of debt	3.0	12.8	(9.8)	(76.6%)
Income before income taxes	$46.8	$36.2	$10.6	29.3%
(Benefit from) provision for income taxes	(35.0)	14.0	(49.0)	(350.0)%
Net income and comprehensive income	$81.8	$22.2	$59.6	268.5%
Other financial data (unaudited):
Adjusted EBITDA(1)	$157.9	$152.9	$5.0	3.3%
Adjusted Net Income(2)	$80.3	$63.7	$16.6	26.0%
Free Cash Flow(3)	$107.8	$89.6	$18.2	20.3%
(1)	Adjusted EBITDA is a financial measure that is not calculated in accordance with GAAP. For a discussion of our presentation of Adjusted EBITDA, see footnote 9 to the table under the heading “Summary—Summary Consolidated Financial Data.”
(2)	Adjusted Net Income is a financial measure that is not calculated in accordance with GAAP. For a discussion of our presentation of Adjusted Net Income, see footnote 10 to the table under the heading “Summary—Summary Consolidated Financial Data.”
(3)	Free Cash Flow is a financial measure that is not calculated in accordance with GAAP. For a discussion of our presentation of Free Cash Flow, see footnote 11 to the table under the heading “Summary—Summary Consolidated Financial Data.”

Revenues

Revenues of $341.7 million for the year ended December 31, 2017 increased $18.0 million, or 5.6%, from $323.7 million for the year ended December 31, 2016. The increase in revenue reflected acquisition-driven growth of $24.3 million, or 7.5%, and organic growth of $0.6 million, or 0.2%. This growth was partly offset by the impact of Hurricane Irma, which reduced revenue by $6.6 million, or 2.0%, although this impact was fully reimbursed by insurance proceeds reported as Other Income (net of cost savings achieved), and also due to discontinued activities of $0.3 million, or 0.1%.  Incremental contributions from acquisitions of $24.3 million related to the 2017 acquisitions of CEDIA and InterDrone, where the shows took place in 2017, as well as the incremental revenues contributed by Pavement, ACRE, Collective, RFID LIVE! and Digital Dealer, which were businesses we acquired in 2016 after the respective shows for that year had staged.

The organic revenue increase of $0.6 million, or 0.2%, reflected slight growth in trade shows and other events, partly offset by a mid-single digit decline in Other Marketing Services. Trade show organic growth of 0.6% included low- to mid-single digit percentage growth in our largest sector, Gift, Home & General Merchandise, and mid- to high-single digit growth in Other Trade Shows, offset by a mid- to high-single digit percentage decline in the Sports sector. In Gift, Home & General Merchandise, KBIS and ICFF continued to be notable drivers of growth, while our two largest franchises, ASD Market Week and NY NOW, both reported slightly lower revenues than in 2016. In Other Trade Shows we saw strong growth from Pizza Expo and its new regional launch, Pizza & Pasta North East. The Sports sector decline was mainly attributable to a significant decline in revenues from our Interbike show, reflecting underlying market weakness, and by a high single digit percentage decline in our Outdoor Retailer Summer Market show, held in Salt Lake City, that was impacted by a partial boycott of our show by exhibitors protesting the state of Utah’s position on certain federally protected lands. The revenues of our Jewelry and Technology sectors were relatively flat.

Other Income

On September 7, 2017, as a result of Hurricane Irma, our Surf Expo and ISS Orlando trade shows were forced to close two days early. The Company carries cancellation insurance to mitigate losses caused by natural disasters, and during the fourth quarter of 2017 received a settlement of $6.5 million to offset substantially all of the lost revenues from the affected shows. As a result, we recorded Other Income of $6.5 million in the consolidated statements of income and comprehensive income for the year ended December 31, 2017 to recognize the amount recovered from our event insurance company.

Cost of Revenues

Cost of revenues of $95.0 million for the year ended December 31, 2017 increased $10.6 million, or 12.6%, from $84.4 million for the year ended December 31, 2016. Incremental costs from acquisitions contributed $7.0 million and the remaining $3.6 million increase included $1.5 million related to launches, $0.3 million of savings on discontinued events, and $2.5 million of other cost increases, the latter mainly driven by the revenue growth of the KBIS and ICFF shows.

Selling, General and Administrative Expenses

Selling, general and administrative expenses of $121.9 million for the year ended December 31, 2017 increased $23.0 million, or 23.0%, from $98.9 million for the year ended December 31, 2016. Incremental costs from 2017 and 2016 acquisitions contributed $5.9 million to selling, general and administrative expense. In addition, we incurred $10.1 million in one-time contract termination costs in connection with the relocation of the Outdoor Retailer show from Salt Lake City to Denver. Legal, accounting and consulting fees related to our IPO and other transaction related activities were $4.5 million during the year ended December 31, 2017, a $3.2 million increase from the prior year. Furthermore, we expensed $8.6 million in transition and transaction costs during the year ended December 31, 2017, mainly related to our recent acquisitions, which was a $2.2 million increase from the prior year. The remaining $1.6 million increase in selling, general and administrative expenses was driven mainly by additional costs associated with operating as a public company of approximately $1.5 million and other net cost increases of $0.2 million, partly offset by a $0.5 million decrease in stock-based compensation.

Depreciation and Amortization Expense

Depreciation and amortization expense of $43.2 million for the year ended December 31, 2017 increased $3.2 million, or 8.0%, from $40.0 million for the year ended December 31, 2016. The increase was comprised of $3.0 million in additional intangible asset amortization related to intangible assets acquired in the 2017 and 2016 acquisitions and a $0.2 million increase in depreciation expense.

Interest Expense

Interest expense of $38.3 million for the year ended December 31, 2017 decreased $13.1 million, or 25.5%, from $51.4 million for the year ended December 31, 2016. The decrease was primarily due to a $12.2 million decrease in interest expense resulting from $14.2 million in savings following the October 2016 redemption of the 9.00% Senior Notes, which were repaid using $200.0 million in incremental term loan borrowings under the Senior Secured Credit Facilities, which bore interest at a lower rate, as well as the interest savings attributable to the reduction in the principal amount of our indebtedness during the year ended December 31, 2017. These savings were partly offset by a $2.0 million increase in third party costs related to the refinancing of our Senior Secured Credit Facilities in May 2017 and the repricing of the Senior Secured Credit Facilities in November 2017 compared to the fees incurred on the $200.0 million in incremental term loan borrowings which occurred in October 2016. The remaining $0.9 million decrease in interest expense was primarily attributable to a lower loss on interest rate swap and floor contracts.

Loss on Extinguishment of Debt

Loss on extinguishment of debt was $3.0 million and $12.8 million for the years ended December 31, 2017 and 2016, respectively. In conjunction with the refinancing of our Senior Secured Credit Facilities in May 2017, certain debt holders’ balances were fully extinguished. As a result, we wrote off unamortized deferred financing fees and original issuance discount of $1.4 million and $1.6 million, respectively. On October 28, 2016, we redeemed all $200.0 million of our 9.00% Senior Notes at a redemption price of 104.5%. In addition to the $9.0 million redemption premium, we wrote off unamortized deferred financing fees of $3.8 million as a result of the extinguishment.

(Benefit from) Provision for Income Taxes

For the years ended December 31, 2017 and 2016, we recorded a benefit from income taxes of $35.0 million and a provision for income taxes of $14.0 million, respectively. As a result of the Tax Cuts and Jobs Act enacted on December 22, 2017, we recognized a $52.1 million tax benefit due to the impact of revaluing our net deferred tax liabilities from 35% to the newly enacted U.S. corporate tax rate of 21%. Excluding the effect of this one-time adjustment, the Company’s effective tax rate for the year ended December 31, 2017 was 36.7% compared to 38.9% for the year ended December 31, 2016. The decrease in the effective tax rate for the year ended December 31, 2017 was primarily attributable to excess tax deductions recognized by the Company on the exercise of stock options and the release of certain uncertain tax position reserves due to the lapse in their related statutes of limitations.

Net Income; Adjusted EBITDA; Adjusted Net Income

Net income of $81.8 million for the year ended December 31, 2017 increased $59.6 million, or 268.5%, from $22.2 million for the year ended December 31, 2016. The increase was primarily attributable to the $52.1 million tax benefit due to the impact of revaluing our net deferred tax liabilities from 35.0% to 21.0% as a result of the Tax Cuts and Jobs Act. In addition, contributions from acquisitions during 2017 and 2016 and lower interest expense as a result of the redemption of $200.0 million of the Senior Notes in October 2016 and the reduction in the principal amount of our indebtedness as a result of the refinancing and repricing transactions during 2017 drove higher net income. These gains were offset by higher non-recurring contract termination expenses, audit, legal and consulting costs associated with the IPO, other acquisition costs and refinancing and repricing fees. Adjusted EBITDA of $157.9 million for the year ended December 31, 2017 increased $5.8 million, or 3.8%, from $152.1 million for the year ended December 31, 2016. The reasons for the increase in Adjusted EBITDA were the same as for the increases in net income, excluding the $49.1 million increase in benefit from income taxes. Adjusted EBITDA benefited from the exclusion of the $15.8 million increase in one-time contract termination costs, legal, audit and consulting fees associated with the IPO and other related activities, and transaction and transition costs and $3.2 million of higher depreciation and amortization expense in the year ended December 31, 2017 versus the prior year. These benefits were offset by $24.0 million of combined reductions from lower interest expense, refinancing and repricing fees, loss on extinguishment of debt, stock-based compensation costs and management fees. Adjusted Net Income for the year ended December 31, 2017 of $80.3 million increased $16.6 million, or 26.1%, from $63.7 million for the year ended December 31, 2016. The reasons for the increase in Adjusted Net Income were the same as the reasons for the increase in Adjusted EBITDA. In addition, Adjusted Net Income benefited from the absence of a $16.9 million decrease in interest expense and amortization of deferred financing fees and discount add-backs, offset by a $6.1 million increase related to the deferred tax adjustment and tax effect of non-GAAP adjustments deductions.

Adjusted EBITDA and Adjusted Net Income are financial measures that are not calculated in accordance with GAAP. For a discussion of our presentation of Adjusted EBITDA, see footnote 9 to the table under the heading “Summary—Summary Consolidated Financial Data.” For a discussion of our presentation of Adjusted Net Income, see footnote 10 to the table under the heading “Summary—Summary Consolidated Financial Data.”

Comparison of the Year Ended December 31, 2016 to the Year Ended December 31, 2015

	Year Ended December 31,
	2016	2015	Variance $	Variance %
	(dollars in millions)
Statement of income and comprehensive income data:
Revenues	$323.7	$306.4	$17.3	5.6%
Cost of revenues	84.4	83.4	1.0	1.2%
Selling, general and administrative expenses	98.9	93.1	5.8	6.2%
Depreciation and amortization expense	40.0	39.1	0.9	2.3%
Intangible asset impairment charge	—	8.9	(8.9)	—
Operating income	100.4	81.9	18.5	22.6%
Interest expense	51.4	52.0	(0.6)	(1.2)%
Loss on extinguishment of debt	12.8	—	12.8	—
Income before income taxes	36.2	29.9	6.3	21.1%
Provision for income taxes	14.0	10.3	3.7	35.9%
Net income and comprehensive income	$22.2	$19.6	$2.6	13.3%

	Year Ended December 31,
	2016	2015	Variance $	Variance %
	(dollars in millions)
Other financial data (unaudited):
Adjusted EBITDA(1)	$152.1	$142.8	$9.3	6.5%
Adjusted Net Income(2)	$63.7	$58.1	$5.6	9.6%
Free Cash Flow(3)	$89.6	$85.0	$4.6	5.4%
(1)	Adjusted EBITDA is a financial measure that is not calculated in accordance with GAAP. For a discussion of our presentation of Adjusted EBITDA, see footnote 9 to the table under the heading “Summary—Summary Consolidated Financial Data.”
(2)	Adjusted Net Income is a financial measure that is not calculated in accordance with GAAP. For a discussion of our presentation of Adjusted Net Income, see footnote 10 to the table under the heading “Summary—Summary Consolidated Financial Data.”
(3)	Free Cash Flow is a financial measure that is not calculated in accordance with GAAP. For a discussion of our presentation of Free Cash Flow, see footnote 11 to the table under the heading “Summary—Summary Consolidated Financial Data.”

Revenues

Revenues of $323.7 million for the year ended December 31, 2016 increased $17.3 million, or 5.7%, from $306.4 million for the year ended December 31, 2015. The increase in revenues reflected organic growth of 3.5%, acquisition-driven growth of 3.1% and a 0.9% decrease attributable to several small discontinued events. The incremental contributions from acquisitions of $9.6 million largely related to HOW and Fastener Expo, which we acquired in 2015 after the respective shows were staged, and IGES, which we acquired in 2016. Organic growth of $10.6 million reflected low-to mid-single digit percentage growth across all our industry sectors, with the majority of the growth contributed by our largest industry sectors, Gift, Home & General Merchandise and Sports. In Gift, Home & General Merchandise, KBIS continued its strong momentum, and we successfully added a new regional ICFF event in Miami. Our major franchises, ASD Market Week and NY NOW, were both stable. In the Sports sector, the launch of new events in the outdoor and bicycle markets and continued strong performance by OR contributed to the sector’s growth. Elsewhere across our portfolio we experienced particularly robust growth in the Hospitality Design (Design & Construction), COUTURE (Jewelry) and Pizza Expo (Other Trade Shows) events, and also in Other Events, mitigated by modest declines in GlobalShop (Design & Construction), JA New York (Jewelry) and in our two photography shows.

Cost of Revenues

Cost of revenues of $84.4 million for the year ended December 31, 2016 increased $0.9 million, or 1.1%, from $83.4 million for the year ended December 31, 2015. Incremental costs from acquisitions contributed $2.1 million to cost of revenues, which was offset by savings of $1.9 million from discontinued events. The remaining increase of $0.7 million was mainly the result of several smaller event launches in 2016.

Selling, General and Administrative Expenses

Selling, general and administrative expenses of $98.9 million for the year ended December 31, 2016 increased $5.8 million, or 6.3%, from $93.1 million for the year ended December 31, 2015. Incremental costs from acquisitions added $3.0 million, which was partly offset by savings of $0.5 million from discontinued events. Stock-based compensation decreased by $2.1 million due to the graded vesting structure of the grants. We expensed $7.7 million of transaction and transition costs during 2016, mainly related to our six 2016 acquisitions, which was an increase of $1.2 million over 2015. In addition, we incurred $1.3 million of legal and consulting fees related to our IPO. The remaining $3.0 million increase was driven mainly by $2.3 million in higher salary costs and a $0.6 million increase in attendee marketing and other promotional expenses.

Depreciation and Amortization Expense

Depreciation and amortization expense of $40.0 million for the year ended December 31, 2016 increased $1.0 million, or 2.5%, from $39.1 million for the year ended December 31, 2015. The increase was comprised of $1.5 million in additional intangible asset amortization related to intangible assets acquired in the 2015 and 2016 acquisitions offset by depreciation and software amortization decreases of $0.4 million and $0.1 million, respectively.

Intangible Asset Impairment Charge

No impairment charge was recorded as a result of the annual impairment assessment of indefinite-lived intangible assets for the year ended December 31, 2015. As a result of the annual impairment assessment of indefinite-lived intangible assets, we recorded a $8.9 million impairment charge related to our trade name intangible assets for the year ended December 31, 2015. The main drivers of the impairment charge were a slight decrease in the royalty rate assumption used in the valuation calculation and a modest increase in the weighted average cost of capital assumption.

Interest Expense

Interest expense of $51.4 million for the year ended December 31, 2016 decreased $0.5 million, or 1.0%, from $51.9 million for the year ended December 31, 2015. The decrease was primarily due to a $3.2 million decrease in interest expense associated with the full redemption of the $200.0 million of Senior Notes in October 2016, offset by third party fees of $2.5 million incurred in connection with the borrowing of $200.0 million in incremental term loans under the Term Loan Facility, $0.6 million of additional deferred financing fees and original issue discount amortization related to a prior year optional term loan prepayment and a $0.3 million increase in interest expense on the Term Loan Facility due to a slightly higher average debt balance for the period as a result of the incremental borrowing in October 2016. In addition, there was a $0.7 million decrease in realized and unrealized loss on interest rate swap and floor, net.

Loss on Extinguishment of Debt

Loss on extinguishment of debt was $12.8 million for the year ended December 31, 2016. On October 28, 2016, we redeemed all $200.0 million of our 9.00% Senior Notes at a redemption price of 104.5%. In addition to the $9.0 million redemption premium, we wrote off unamortized deferred financing fees of $3.8 million as a result of the extinguishment. We did not incur any loss on extinguishment of debt during the year ended December 31, 2015.

Provision for Income Taxes

For the years ended December 31, 2016 and 2015, we recorded provisions for income taxes of $14.0 million and $10.3 million, respectively, which resulted in effective tax rates of 38.9% and 34.5%. The differences between the effective tax rates and the U.S. federal statutory rates are primarily attributable to changes in our state apportionment factors. The year-over-year increase in our provision for income taxes of $3.8 million was primarily attributable to increases in our pre-tax income.

Net Income; Adjusted EBITDA; Adjusted Net Income

Net income of $22.2 million for the year ended December 31, 2016 increased $2.5 million, or 13.0%, from $19.6 million for the year ended December 31, 2015. The increase was attributable to contributions from acquisitions during 2015 and 2016 and the elimination of certain losses associated with discontinued events, as well as solid organic growth in our overall business, partly offset by the $12.8 million loss on extinguishment of debt incurred on the redemption of our $200.0 million of Senior Notes during 2016. Adjusted EBITDA of $152.1 million for the year ended December 31, 2016 increased $9.4 million, or 6.6%, from $142.8 million for the year ended December 31, 2015. The reasons for the increase in Adjusted EBITDA were the same as for the increases in net income. In addition, Adjusted EBITDA benefited from the exclusion of the $12.8 million loss on extinguishment of debt, a $2.5 million increase in transaction and transition costs, $1.0 million of higher depreciation and amortization expense and $3.8 million of higher income tax expense in the year ended December 31, 2016 versus the prior year. These benefits were partly offset by the absence of the prior year $8.9 million intangible asset impairment charge add-back and $4.2 million of combined reductions from lower stock-based compensation costs, lower interest expense and deferred revenue adjustments. Adjusted Net Income for the year ended December 31, 2016 of $63.7 million increased $5.6 million, or 9.6%, from $58.1 million for the year ended December 31, 2015. The reasons for the increase in Adjusted Net Income were the same as the reasons for the increase in Adjusted EBITDA offset by the absence of the $3.8 million add-back for increase in income tax expense.

Adjusted EBITDA and Adjusted Net Income are financial measures that are not calculated in accordance with GAAP. For a discussion of our presentation of Adjusted EBITDA, see footnote 9 to the table under the heading “Summary–Summary Consolidated Financial Data.” For a discussion of our presentation of Adjusted Net Income, see footnote 10 to the table under the heading “Summary–Summary Consolidated Financial Data.”

Quarterly Results of Operations (Unaudited)

The following table sets forth our unaudited quarterly consolidated statements of operations data for each of the eight quarterly periods ended December 31, 2017. The information for each of these quarters has been prepared on the same basis as the audited annual consolidated financial statements included elsewhere in this prospectus and, in our opinion, includes all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of the results of operations for these periods. This information should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus. These quarterly results are not necessarily indicative of our operating results for a full year or any future period.

	Quarter Ended
	Dec. 31, 2017	Sept. 30, 2017	Jun. 30, 2017	Mar. 31, 2017	Dec. 31, 2016	Sept. 30, 2016	Jun. 30, 2016	Mar. 31, 2016
	(unaudited)
	(dollars in millions)
Statement of income (loss) and comprehensive income (loss) data:
Revenues	$31.5	$100.4	$74.1	$135.7	$30.4	$100.5	$65.0	$127.8
Other income	—	6.5	—	—	—	—	—	—
Cost of revenues	9.6	27.2	21.6	36.6	9.3	23.6	19.6	31.8
Selling, general and administrative expenses	26.0	29.4	34.5	32.0	24.7	25.0	22.8	26.4
Depreciation and amortization expense	10.9	10.9	10.8	10.6	10.2	10.0	9.9	9.9
Operating (loss) income	(15.0)	39.4	7.2	56.5	(13.8)	41.9	12.7	59.7
Interest expense	7.4	6.7	14.6	9.6	13.2	11.9	13.3	13.0
Loss on extinguishment of debt(1)	—	—	3.0	—	12.8	—	—	—
(Loss) income before income taxes	(22.4)	32.7	(10.4)	46.9	(39.8)	30.0	(0.6)	46.7
(Benefit from) provision for income taxes	(62.7)	13.5	(4.3)	18.5	(15.7)	11.6	(0.2)	18.4
Net income (loss) and comprehensive income (loss)	$40.3	$19.2	$(6.1)	$28.4	$(24.1)	$18.4	$(0.4)	$28.3
(1)	During the fourth quarter of 2017, we identified a classification error related to certain debt extinguishment costs incurred as part of our debt refinancing in May 2017. Management considered both quantitative and qualitative factors in assessing the materiality of the classification error individually, and in the aggregate, and determined that the classification error was not material to interim periods. As such, we will revise the consolidated statements of income and comprehensive income for the interim periods ended June 30, 2017 and September 30, 2017 in the Company’s 2018 Quarterly Reports on Form 10-Q, to reflect a decrease to interest expense of $2.3 million and an increase to loss on extinguishment of debt of $2.8 million. The consolidated income statement for the three months ended June 30, 2017 in the table above as well as our audited consolidated statement of income and comprehensive income for the year ended December 31, 2017 appropriately reflect this classification.

Liquidity and Capital Resources

Liquidity describes the ability of a company to generate sufficient cash flows to meet the cash requirements of its business operations, including working capital needs, debt service, acquisitions, other commitments and contractual obligations. We consider liquidity in terms of cash flows from operations and their sufficiency to fund our operating and investing activities.

We expect to continue to finance our liquidity requirements through internally generated funds and borrowings under our Amended and Restated Revolving Credit Facility. We believe that our projected cash flows generated from operations, together with borrowings under our Amended and Restated Revolving Credit Facility are sufficient to fund our principal debt payments, interest expense, working capital needs and expected capital expenditures for the next twelve months. We may draw on our Amended and Restated Revolving Credit Facility from time to time to fund or partially fund an acquisition.

As of December 31, 2017, we had $554.2 million of borrowings outstanding under the Amended and Restated Term Loan Facility, which included unamortized deferred financing fees of $4.4 million and unamortized original issue discount of $3.6 million, with an additional $149.1 million available to borrow (after giving effect to $0.9 million letters of credit outstanding) under the Amended and Restated Revolving Credit Facility. See “Description of Senior Secured Credit Facilities” below for more detail regarding the terms of our Amended and Restated Senior Secured Credit Facilities.

Dividend Policy

We paid a dividend of $0.07 per share in each of the second, third and fourth quarters of 2017 and the first quarter of 2018. Management intends to propose, and expects the Board of Directors will approve, a 3.6% increase in the quarterly cash dividend rate, to $0.0725 per share effective for the second quarter 2018 dividend. The incremental quarterly cash cost of the proposed increase would be approximately $0.2 million. The payment of any such dividend in future quarters is subject to the discretion of our board of directors and depending upon our results of operations, cash requirements, financial condition, contractual restrictions, restrictions imposed by applicable laws and other factors that our board of directors may deem relevant, and the amount of any future dividend payment may be changed or terminated in the future at any time and for any reason without advance notice.

Our business is conducted through our subsidiaries. Dividends, distributions and other payments from, and cash generated by, our subsidiaries will be our principal sources of cash to repay indebtedness, fund operations and pay dividends. Accordingly, our ability to pay dividends to our stockholders is dependent on the earnings and distributions of funds from our subsidiaries. In addition, the covenants in the agreements governing our existing indebtedness, including the Amended and Restated Senior Secured Credit Facilities, significantly restrict the ability of our subsidiaries to pay dividends or otherwise transfer assets to us. See “Description of Senior Secured Credit Facilities”, “Risk Factors—Risks Relating to this Offering and Ownership of Our Common Stock—Because we are a holding company with no operations of our own, we rely on dividends, distributions, and transfers of funds from our subsidiaries” and “Risk Factors—Risks Relating to this Offering and Ownership of Our Common Stock—We cannot assure you that we will continue to pay dividends on our common stock, and our indebtedness could limit our ability to pay dividends on our common stock.”

We did not declare or pay any dividends on our common stock in 2015 or 2016.

Cash Flows

The following table summarizes the changes to our cash flows for the periods presented:

	Year Ended December 31,
	2017	2016	2015
	(dollars in millions)
Statement of Cash Flows Data
Net cash provided by operating activities	$110.8	$93.0	$87.8
Net cash used in investing activities	$(95.5)	$(51.9)	$(87.0)
Net cash used in financing activities	$(19.3)	$(42.4)	$(26.3)

Operating Activities

Operating activities consist primarily of net income adjusted for noncash items that include depreciation and amortization, deferred income taxes, amortization of deferred financing fees and debt discount, share-based compensation and intangible asset impairment charges, plus the effect of changes during the period in our working capital.

Net cash provided by operating activities for the year ended December 31, 2017 increased $17.8 million, or 19.1%, to $110.8 million from $93.0 million during the year ended December 31, 2016. The increase was primarily due to a $59.6 million increase in net income and a $7.8 million increase in cash generated by working capital. These increases were offset by a $49.6 million increase in non-cash outflows which were primarily related to the revaluation of our deferred tax liabilities as a result of the Tax Cuts and Jobs Act. Net cash provided by operating activities for the year ended December 31, 2016 increased $5.2 million, or 5.9%, to $93.0 million from $87.8 million during the year ended December 31, 2015. The increase was primarily due to the $2.5 million increase in net income and a $7.3 million increase in cash generated from working capital, offset by a $4.6 million decrease in adjustments to net income primarily due to the prior year intangible asset impairment charge adjustment. Net income plus noncash items provided operating cash flows of $94.7 million, $84.7 million and $86.9 million for the years ended December 31, 2017, 2016 and 2015, respectively. Changes in working capital generated cash of $16.1 million, $8.3 million and $0.9 million for the years ended December 31, 2017, 2016 and 2015, respectively.

Investing Activities

Investing activities consist of business acquisitions and purchases of other productive assets, investments in information technology and capital expenditures to furnish or upgrade our offices.

Net cash used in investing activities for the year ended December 31, 2017 increased $43.6 million, or 84.0%, to $95.5 million from $51.9 million in the year ended December 31, 2016. The increase was due to more cash being used for acquisitions during the year ended December 31, 2017 than in the prior year. In the year ended December 31, 2017 we completed four acquisitions for an aggregate cash consideration of $92.5 million, while six relatively smaller acquisitions were completed in the prior year for aggregate cash consideration of $48.4 million. Net cash used in investing activities for the year ended December 31, 2016 decreased $35.1 million, or 40.3%, to $51.9 million from $87.0 million in the year ended December 31, 2015. In 2016, our primary investing cash outflows consisted of $16.5 million for two acquisitions and of $2.2 million for capital expenditures and intangible assets. In the year ended December 31, 2015, we completed four acquisitions for an aggregate cash consideration of $84.3 million. In 2016, our primary investing cash outflows consisted of $48.4 million for six acquisitions. See Note 3 in the notes to the audited consolidated financial statements included elsewhere in this prospectus for additional information with respect to the acquisitions. We have minimal capital expenditure requirements. Capital expenditures totaled $3.0 million, $3.4 million and $2.8 million in the years ended December 31, 2017, 2016 and 2015, respectively.

Financing Activities

Financing activities primarily consist of borrowing and repayments on our debt to fund business acquisitions and our operations.

Net cash used in financing activities for the year ended December 31, 2017 was $19.3 million, comprised of net proceeds from the issuance of common stock in conjunction with our IPO of $159.1 million and net proceeds from the issuance of incremental term loans under the Amended and Restated Senior Secured Credit Facilities of $13.0 million. These sources of cash were offset by the use of $159.2 million to prepay our Term Loan Facility, the payment of $12.6 million in contingent consideration related to the 2016 acquisitions and the 2017 acquisitions, $15.2 million in quarterly dividend payments, $4.7 million in debt issuance costs and $5.0 million in scheduled quarterly principal payments on the Term Loan Facility. Net cash used in financing activities for the year ended December 31, 2016 was $42.4 million, comprised of the redemption of our $200.0 million Senior Notes, the incurrence of incremental term loans in the amount of $200.0 million, net of a $1.0 million original issue discount, a $30.0 million optional term loan prepayment; $6.9 million in scheduled quarterly principal payments on the Term Loan Facility; the payment of $4.5 million related to the Fastener Expo acquisition, which closed in the fourth quarter of 2015; and a minor cash payment for repurchase of common stock, partially offset by proceeds from the sale of common stock to a new director. Net cash used in financing activities for the year ended December 31, 2015 consisted of an optional term loan prepayment of $20.0 million and $6.3 million related to scheduled quarterly principal payments on the Term Loan Facility.

Free Cash Flow

Free Cash Flow of $107.4 million for the year ended December 31, 2017 increased $17.8 million, or 19.9%, from $89.6 million for the year ended December 31, 2016. Free Cash Flow of $89.6 million for the year ended December 31, 2016 increased $4.6 million, or 5.4%, from $85.0 million for the year ended December 31, 2015.

Free Cash Flow is a financial measure that is not calculated in accordance with GAAP. For a discussion of our presentation of Free Cash Flow, see footnote 11 to the table under the heading “Summary—Summary Consolidated Financial Data.”

Interest Rate Swap and Floor

In March 2014, we entered into forward interest rate swap and floor contracts with the Royal Bank of Canada, which modify our exposure to interest rate risk by effectively converting $100.0 million of floating-rate borrowings under our Term Loan Facility to a fixed rate basis, thus reducing the impact of interest rate changes on future interest expense. The swap agreement involves the receipt of floating rate amounts at three-month LIBOR in exchange for fixed rate interest payments at 2.705% over the life of the agreement without an exchange of the underlying principal amount of $100.0 million. When the three-month LIBOR rate drops below 1.25%, the interest rate floor contract requires us to make variable payments based on an underlying principal amount of $100.0 million and the differential between the three-month LIBOR rate and 1.25%. The interest rate swap and floor have an effective date of December 31, 2015 and are settled on the last business day of each month of March, June, September and December, beginning March 31, 2016 through December 31, 2018.

The interest rate swap and floor have not been designated as effective hedges for accounting purposes. Accordingly, we mark to market the interest rate swap and floor quarterly with the unrealized gain or loss recognized in unrealized net loss on interest swap and floor in our consolidated statements of income and comprehensive income, and the net liability included in accounts payable and other current liabilities and other noncurrent liabilities in the consolidated balance sheets.

For the year ended December 31, 2017 we recorded an unrealized net gain of $1.4 million and a realized loss of $1.4 million on our interest rate swap and floor agreement in the consolidated statement of income and comprehensive income. For the year ended December 31, 2016 we recorded an unrealized net gain of $0.7 million and a realized loss of $1.5 million on our interest rate swap and floor agreement in the consolidated statement of income and comprehensive income. For the year ended December 31, 2015, we recorded an unrealized net loss of $1.5 million on our interest rate swap and floor in the consolidated statement of income and comprehensive income. The impact of the gains and losses on the interest rate swap and floor agreement is recorded in interest expense. The interest rate swap and floor contracts have been designated as Level 2 financial instruments. At December 31, 2017, $0.8 million of the interest rate swap and floor liability was included in accounts payable and other current liabilities on the consolidated balance sheet. At December 31, 2016, $1.5 million of the interest rate swap and floor liability was included in accounts payable and other current liabilities and $0.8 million was included in other noncurrent liabilities on the consolidated balance sheet.

Off-Balance Sheet Commitments

We are not party to, and do not typically enter into any, off-balance sheet arrangements.

Long-Term Debt

Amended and Restated Senior Secured Credit Facilities

On October 28, 2016, EEH entered into a third amendment to our then-existing Senior Secured Credit Facilities to (i) borrow an additional $200.0 million of term loans under the Term Loan Facility to fund the redemption of $200.0 million in aggregate principal amount of our 9.000% Senior Notes and (ii) increase commitments under the Revolving Credit Facility by $10.0 million to a total of $100.0 million. On May 8, 2017, using the net proceeds to us from the IPO, we prepaid $159.2 million of borrowings outstanding under our then-existing Term Loan Facility.

On May 22, 2017, EEH amended and restated our then-existing Senior Secured Credit Facilities; the Amended and Restated Senior Secured Credit Facilities now consist of (i) the Amended and Restated Term Loan Facility, a seven-year $565.0 million senior secured term loan facility, scheduled to mature on May 22, 2024 and (ii) the Amended and Restated Revolving Credit Facility, a $150.0 million senior secured revolving credit facility, scheduled to mature on May 23, 2022. On November 27, 2017, EEH entered into the Refinancing Agreement and First Amendment to Amended and Restated Credit Agreement to reduce the interest rate applicable to term loans under the Amended and Restated Term Loan Facility by 0.25% and on November 29, 2017, EEH entered into the Repricing Agreement and Second Amendment to Amended and Restated Credit Agreement to reduce the interest rate applicable to revolving loans under the Amended and Restated Revolving Credit Agreement by 0.25%.

Following the November 2017 repricing, loans under the Amended and Restated Senior Secured Credit Facilities bear interest at a rate equal to, at EEH’s option, either:

(a)	a base rate equal to the greatest of: (i) the administrative agent’s prime rate; (ii) the federal funds effective rate plus 50 basis points and (iii) one month LIBOR plus 1.00%; in each case plus 1.75%, or
(b)	LIBOR plus 2.75%;

in each case, subject to one step-down of 0.25% upon achievement of a Total First Lien Net Leverage Ratio (as defined in the Amended and Restated Senior Secured Credit Facilities) of 2.75 to 1.00 and, with respect to the Amended and Restated Revolving Credit Facility only, one additional step-down of 0.25% upon achievement of a Total First Lien Net Leverage Ratio of 2.50 to 1.00.

The Amended and Restated Senior Secured Credit Facilities also include an uncommitted incremental facility which, subject to certain conditions, provides for additional term loans in the sum of

(X)	(i) if the incremental loans are first lien loans, an amount such that the Total First Lien Net Leverage ratio does not exceed 4.00:1.00,
(ii)	if the incremental loans are junior lien loans, an amount such that the Total Net Secured Leverage Ratio (as defined in the Amended and Restated Senior Secured Credit Facilities) does not exceed 4.00:1.00,

(iii)	if the incremental loans are unsecured, an amount such that either the Total Net Leverage Ratio does not exceed 5.00:1.00 or the Fixed Charge Coverage Ratio (as defined in the Amended and Restated Senior Secured Credit Facilities) is not less than 2.00:1.00, or, in each case, if the incremental loans are incurred with a permitted acquisition, an amount such that the applicable leverage ratio will not increase as a result of the permitted acquisition (on a pro forma basis giving effect to the incremental loans); plus
(Y)	an amount equal to certain prior voluntary prepayments, loan buybacks and commitment reductions of loans under the Amended and Restated Senior Secured Credit Facilities, plus
(Z)	an amount equal to the greater of $160 million and 100% of Acquisition Adjusted EBITDA (which is defined as “Consolidated EBITDA” in the credit agreement governing the Amended and Restated Senior Secured Credit Facilities and presented below).

The Amended and Restated Revolving Credit Facility is subject to payment of a commitment fee of 0.50% per annum, calculated on the unused portion of the facility, which may be reduced to 0.375% upon achievement of a Total First Lien Net Leverage Ratio of 3.50 to 1.00. Upon the issuance of letters of credit under the Amended and Restated Senior Secured Credit Facilities, EEH is required to pay fronting fees, customary issuance and administration fees and a letter of credit fee equal to the then-applicable margin (as determined by reference to LIBOR) for the Amended and Restated Revolving Credit Facility.

The Amended and Restated Term Loan Facility requires scheduled quarterly payments, each equal to 0.25% of the original principal amount of the loans made under the Amended and Restated Term Loan Facility on May 22, 2017.

The Amended and Restated Senior Secured Credit Facilities requires certain mandatory prepayments of outstanding loans under the Amended and Restated Term Loan Facility, subject to certain exceptions, based on (i) a percentage of net cash proceeds of certain asset sales and casualty and condemnation events in excess of certain thresholds (subject to certain reinvestment rights), (ii) net cash proceeds of any issuance of debt, excluding permitted debt issuances and (iii) a percentage of Excess Cash Flow (as defined in the Amended and Restated Senior Secured Credit Facilities) in excess of certain thresholds during a fiscal year.

Subject to certain customary exceptions and limitations, all obligations under the Amended and Restated Senior Secured Credit Facilities are guaranteed by Expo Event Midco, Inc. (“EEM”) and all of EEH’s direct and indirect wholly-owned domestic subsidiaries, and such obligations and the related guarantees are secured by a perfected first priority security interest in substantially all tangible and intangible assets owned by EEH or by any guarantor.

The Amended and Restated Senior Secured Credit Facilities contain a number of customary incurrence-based covenants imposing certain restrictions on our business, including limitations on indebtedness; limitations on liens; limitations on certain fundamental changes (including, without limitation, mergers, consolidations, liquidations and dissolutions); limitations on asset sales; limitations on dividends and other restricted payments; limitations on investments, loans and advances; limitations on certain repayments of subordinated indebtedness; limitations on transactions with affiliates; limitations on changes in fiscal periods; limitations on agreements restricting liens and/or dividends; and limitations on changes in lines of business.

Certain of these incurrence-based covenants restrict, subject to various exceptions, our ability to take certain actions (such as incurring additional secured and unsecured indebtedness, making certain investments and paying certain dividends) unless we meet certain minimum Fixed Charge Coverage Ratio or maximum Total First Lien Net Leverage Ratio and/or Total Net Secured Leverage Ratio standards. These ratios are calculated on the basis of our Acquisition Adjusted EBITDA (which is defined as “Consolidated EBITDA” in the credit agreement governing the Amended and Restated Senior Secured Credit Facilities), calculated on a trailing four-quarter basis.

Acquisition Adjusted EBITDA is defined as net income before interest expense, loss on extinguishment of debt, income tax expense, depreciation and amortization, stock-based compensation, deferred revenue adjustment, intangible asset impairment charge, unrealized loss on interest rate swap and floor, net, the Onex management fee (prior to our IPO), other items that management believes are not part of our core operations and the results of shows associated with acquisitions completed in a given year for which the applicable events were staged prior to the acquisition date and therefore not captured in our consolidated financial statements for the applicable year. Acquisition Adjusted EBITDA is not defined under GAAP, and is subject to important limitations, including that it excludes certain normal recurring expenses and one-time cash adjustments that we consider to not be indicative of our ongoing operating performance. Because not all companies use identical calculations, our presentation of Acquisition Adjusted EBITDA may not be comparable to other similarly titled measures used by other companies.

For the year ended December 31, 2017, our Acquisition Adjusted EBITDA was $161.9 million. A reconciliation of Acquisition Adjusted EBITDA to net income is presented below:

Year ended December 31, 2017
(unaudited)
(dollars in millions)
Net income	$81.8
Add (Deduct):
Interest expense	33.8
Refinancing and repricing fees	4.5
Loss on extinguishment of debt(a)	3.0
(Benefit from) provision for income taxes	(35.0)
Depreciation and amortization expense	43.2
Stock-based compensation expense(b)	2.4
Deferred revenue adjustment(c)	0.5
Management fee(d)	0.2
Contract termination costs(e)	10.0
Other items(f)	13.5
Adjusted EBITDA	$157.9
Add:
Acquisitions(g)	4.0
Acquisition Adjusted EBITDA	$161.9
(a)	Represents loss on extinguishment of debt as described in note (a) to footnote 9 to the table under the heading “Summary—Summary Consolidated Financial Data.”
(b)	Represents costs related to stock-based compensation associated with certain employees’ participation in the 2013 Plan and the 2017 Plan.
(c)	Represents deferred revenue charge as described in note (c) to footnote 9 to the table under the heading “Summary—Summary Consolidated Financial Data.”
(d)	Represents the annual management fee as described in note (d) to footnote 9 to the table under the heading “Summary—Summary Consolidated Financial Data.”
(e)	Represents the contract termination costs as described in note (f) to footnote 9 to the table under the heading “Summary—Summary Consolidated Financial Data.”
(f)	Represents other items as described in note (g) to footnote 9 to the table under the heading “Summary—Summary Consolidated Financial Data.”
(g)	Represents the portion of Adjusted EBITDA generated by acquisitions completed in 2017, with the exception of Snow Show, for which the applicable events were staged prior to the acquisition date and therefore not captured in our consolidated financial statements for the year ended December 31, 2017.

In addition, the Amended and Restated Revolving Credit Facility contains a financial maintenance covenant (the “Financial Covenant”) requiring EEH to comply with a 5.50 to 1.00 Total First Lien Net Leverage Ratio, which is defined as the ratio of Consolidated Total Debt (as defined in the Amended and Restated Senior Secured Credit Facilities) secured on a first lien basis, net of unrestricted cash and cash equivalents to Acquisition Adjusted EBITDA. This financial covenant is tested quarterly only if the aggregate amount of revolving loans, swingline loans and letters of credit outstanding under the Amended and Restated Revolving Credit Facility (net of up to $10.0 million of outstanding letters of credit) exceeds 35% of the total commitments thereunder. We were not required to test the Financial Covenant at December 31, 2017.

Events of default under the Amended and Restated Senior Secured Credit Facilities include, among others, nonpayment of principal when due; nonpayment of interest, fees or other amounts; cross-defaults; covenant defaults; material inaccuracy of representations and warranties; certain bankruptcy and insolvency events; material unsatisfied or unstayed judgments; certain ERISA events; change of control; or actual or asserted invalidity of any guarantee or security document.

As of December 31, 2017, we were in compliance with the terms of the Amended and Restated Senior Secured Credit Facilities.

Senior Notes due 2021

On June 17, 2013, we issued $200.0 million aggregate principal amount of Senior Notes. The interest rate on the Senior Notes was 9.000% with interest payable semi-annually and all principal amounts due on June 15, 2021. On October 28, 2016, we borrowed $200.0 million of incremental term loans under the Term Loan Facility and we fully redeemed all $200.0 million in aggregate principal amount of our Senior Notes with the proceeds of the incremental term loans, cash on hand and proceeds of an $8.0 million borrowing under the Revolving Credit Facility. The Senior Notes were redeemed at a price of 104.50%. In connection with the extinguishment of the Senior Notes during the year ended December 31, 2016, we expensed $3.8 million in unamortized premium paid to the bondholders and bank fees.

Modifications to our Debt Agreements

We may, from time to time, repurchase or otherwise retire or extend our debt and/or take other steps to reduce our debt, lower our interest payments or otherwise improve our financial position. These actions may include open market debt repurchases, negotiated repurchases, other retirements of outstanding debt and/or opportunistic refinancing, amendment or repricing of debt. The amount of debt that may be repurchased or otherwise retired or refinanced, if any, will depend on market conditions, trading levels of our debt, our cash position, compliance with debt covenants and other considerations. Our affiliates may also purchase our debt from time to time, through open market purchases or other transactions. In such cases, our debt may not be retired, in which case we would continue to pay interest in accordance with the terms of the debt, and we would continue to reflect the debt as outstanding in our consolidated balance sheets.

Contractual Obligations and Commercial Commitments

The table below summarizes our contractual obligations as of December 31, 2017. The table assumes only the 2018 mandatory prepayment pursuant to the Amended and Restated Term Loan Facility’s excess cash flow sweep.

	Payments Due By Period
	Total	Less Than 1 Year	1-3 Years	3-5 Years	More Than 5 Years
	(dollars in thousands)
Contractual obligations(1)	$70.0	$39.7	$30.0	$0.3	—
Long-term debt obligations(2)	562.2	5.7	17.0	539.5	—
Operating lease obligations(3)	32.4	5.9	12.8	8.4	5.3
Interest on long-term debt obligations(4)	156.2	25.1	73.9	57.2	—
Totals:	$820.7	$76.4	$133.7	$605.4	$5.3
(1)	We have entered into certain contractual obligations to secure trade show venues. These agreements are not unilaterally cancelable by us, are legally enforceable and specify fixed or minimum amounts or quantities of goods or services at fixed or minimum prices.
(2)	Represents principal obligations with respect to borrowings under the Amended and Restated Term Loan Facility.
(3)	We have entered into certain operating leases for real estate facilities. These agreements are not unilaterally cancellable by us, are legally enforceable and specify fixed or minimum amounts of rents payable at fixed or minimum prices.
(4)	Represents interest expense on borrowings under the Amended and Restated Term Loan Facility using the interest rates in effect at December 31, 2017. Actual cash flows may differ significantly due to changes in underlying estimates.

Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires the appropriate application of certain accounting policies, some of which require us to make estimates and assumptions about future events and their impact on amounts reported in our consolidated financial statements. Since future events and their impact cannot be determined with absolute certainty, the actual results will inevitably differ from our estimates.

We believe the application of our accounting policies, and the estimates inherently required therein, are reasonable. Our accounting policies and estimates are reevaluated on an ongoing basis and adjustments are made when facts and circumstances dictate a change.

The policies and estimates discussed below involve the selection or application of alternative accounting policies that are material to our consolidated financial statements. With respect to critical accounting policies, even a relatively minor variance between actual and expected experience can potentially have a materially favorable or unfavorable impact on subsequent results of operations. For instance, in 2015 a relatively minor change in our weighted average cost of capital and assumed royalty rate was the primary driver of an $8.9 million intangible asset impairment charge.

Our accounting policies are more fully described in Note 1, “Description of Business, Basis of Presentation and Significant Accounting Policies” in the notes to our audited consolidated financial statements included elsewhere in this prospectus. Management has discussed the selection of these critical accounting policies and estimates with members of our board of directors.

We have certain accounting policies that require more significant management judgment and estimates than others. These include our accounting policies with respect to revenue recognition, goodwill and indefinite-lived intangibles, definite-lived intangibles, share-based compensation and accounting for income taxes, which are more fully described below.

Revenue Recognition, Deferred Revenue and Allowance for Doubtful Accounts

A significant portion of our annual revenue is generated from the production of trade shows and other events, including booth space sales, registration fees and sponsorship fees. Revenues from trade shows and other events represented approximately 93%, 92% and 92% of our total revenues for the years ended December 31, 2017, 2016 and 2015, respectively. Exhibitors contract for their booth space and sponsorships up to a year in advance of the trade show. Fees are typically invoiced and collected in-full prior to the trade show or event and deferred until the event takes place and the revenue earnings process is substantially complete. Similarly, attendees register and are typically qualified for attendance prior to the show staging. Attendee registration revenues are also collected prior to the show and deferred until the show stages. Because we collect our booth space, sponsorship and attendee registration revenue prior to the trade show staging, we do not incur substantial bad debt expense with relation to these revenue streams. Any trade show related receivables outstanding 60 days following the month in which a trade show stages are fully reserved for in the allowance for doubtful accounts.

The remaining portion of our revenues primarily consist of advertising sales for industry publications, which are recognized in the period in which the publications are issued. Typically, the fees we charge are collected after the publications are issued.

Management records an allowance for doubtful accounts based on historical experience and a detailed assessment of the collectability of our accounts receivable related to advertising sales.

Goodwill and Trade Name Intangibles

Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the assets acquired and liabilities assumed resulting from acquisitions. Goodwill and indefinite-lived intangible assets are not amortized but instead tested for impairment at least annually or more frequently should an event or circumstances indicate that a reduction in fair value of the reporting unit may have occurred. We test for impairment on October 31 of each year, or more frequently if events and circumstances warrant. Such events and circumstances may be a significant change in our business climate, economic and industry trends, legal factors, negative operating performance indicators, significant competition or changes in strategy. We perform our goodwill and indefinite-lived intangible assets impairment test at the reporting unit level and asset grouping level, respectively, and have determined we operate under one reporting unit and asset grouping.

In testing goodwill for impairment, we first assess qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If, after assessing the totality of events or circumstances, we determine it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then additional impairment testing is not required. If the carrying amount of goodwill exceeds the fair value, an impairment loss is recognized in an amount equal to the excess of the carrying amount over the fair value.

The annual evaluation for impairment of indefinite lived intangible assets is a two-step process. The first step is to perform a qualitative impairment assessment. If this qualitative assessment indicates that, more likely than not, the indefinite lived intangible assets are not impaired, then no further testing is performed. If the qualitative assessment indicates that, more likely than not, the indefinite lived intangible assets are impaired, then the fair value of the indefinite lived intangible assets must be calculated. If the carrying value exceeds the fair value, an impairment loss is recorded for that excess.

Determining the fair value of a reporting unit or an indefinite-lived intangible asset is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates, weighted average cost of capital and royalty rates. We base our fair value estimates on assumptions we believe to be reasonable but which are unpredictable and inherently uncertain. Actual future results may differ from the estimates.

In the course of performing the annual qualitative assessment of our indefinite-lived intangible assets for the year ended December 31, 2015, an increase in our weighted average cost of capital and a decrease in our royalty rate assumptions used in calculating the fair value of indefinite-lived intangibles were determined sufficient to represent impairment indicators which qualified as a triggering event to move to step two of the impairment test. Management engaged a third-party valuation specialist to perform the relief from royalty calculation to assist in the determination of the implied fair value of our indefinite-lived intangible assets. As a result of this calculation, the implied fair value of the indefinite-lived intangible assets was deemed to be lower than the carrying value. An impairment charge of $8.9 million was recorded in intangible asset impairment charge in the consolidated statements of income and comprehensive income to align the carrying value of our indefinite-lived intangible assets with their implied fair value. No impairment was identified as a result of our annual qualitative assessment of our indefinite-lived intangible assets for the years ended December 31, 2017 and 2016.

No impairment was identified as a result of the analysis performed in connection with our annual test of goodwill for the years ended December 31, 2017, 2016 and 2015, as the estimated fair value of goodwill as of the impairment testing date significantly exceeded its carrying value.

Customer-Related Intangibles and Other Amortized Intangible Assets

Intangible assets with finite lives are stated at cost, less accumulated amortization and impairment losses, if any. These intangible assets are amortized on a straight-line basis over the following estimated useful lives, which are reviewed annually:

	2017
	Estimated Useful Life	Weighted Average
Customer-related intangibles	7-10 years	9
Computer software	3-7 years	6

With respect to business acquisitions, the fair values of acquired customer-related intangibles are estimated using a discounted cash flow analysis. Input assumptions regarding future cash flows, growth rates, discount rates and tax rates used in developing the present value of future cash flow projections are the basis of the fair value calculations.

Stock-Based Compensation

Following the IPO, the fair value per share of our common stock for purposes of determining share-based compensation is the closing price of our common stock as reported on the New York Stock Exchange on the applicable grant date.

Prior to the IPO, certain of our officers, non-employee directors, consultants and employees received stock-based compensation pursuant to our 2013 Plan. We calculate stock-based compensation expense for each vesting tranche of stock options using the Black-Scholes option pricing model and recognize such costs, net of forfeitures, within the consolidated statements of income and comprehensive income; however, no expense is recognized for awards that do not ultimately vest. The determination of the grant date fair value of stock options using an option-pricing model is affected by a number of assumptions, such as the fair value of the underlying stock, our expected stock price volatility over the expected term of the options, stock option forfeiture behaviors, risk-free interest rates and expected dividends, which we estimated as follows:

•	Fair Value of our Common Stock — Due to the absence of an active market for our common stock prior to the IPO, the fair value for purposes of determining the exercise price for pre-IPO stock option grants and the fair value at grant date was determined utilizing commonly accepted valuation practices. The exercise price was set at least equal to the fair value of our common stock on the date of grant. The key assumptions used in our valuations to determine the fair value of our common stock included our historical and projected operating and financial performance; observed market multiples for comparable businesses; the uncertainty in our business associated with economic conditions; the fact that equity incentive grants relate to illiquid securities in a private company that had no liquid trading market; and the likelihood of achieving a liquidity event, such as an initial public offering or sale of our company. Each of these assumptions involved highly complex and subjective estimates.
•	Expected Term — For pre and post IPO stock option grants, the expected option term represents the period of time the option is expected to be outstanding. The simplified method is used to estimate the term since we do not have sufficient exercise history to calculate the expected term of stock options.
•	Volatility — For pre and post IPO stock option grants, we determine the expected volatility based on historical average volatilities of similar publicly traded companies corresponding to the expected term of the awards.
•	Risk-Free Rate — For pre and post IPO stock options, the risk-free rate is based on the yields of United States Treasury securities with maturities similar to the expected term of stock option for each stock option grant.
•	Forfeiture Rate — For pre and post IPO stock options, our estimates of pre-vesting forfeitures, or forfeiture rates, were based on our internal analysis, which primarily considers the award recipients’ position within the company.
•	Dividend Yield — Prior to the IPO, we had never declared or paid any cash dividends and had no intention to pay cash dividends. Consequently, we used an expected dividend yield of zero with respect to pre-IPO options. In connection with our IPO, we adopted a policy of paying quarterly cash dividends on our common stock. Our post-IPO stock option grants include an expected dividend yield which is commensurate with the annual dividends we have been paying since the IPO.

See Note 9 in the notes to the consolidated financial statements included elsewhere in this prospectus for additional information with respect to stock based compensation.

Income Taxes

We provide for income taxes utilizing the asset and liability method of accounting. Under this method, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each balance sheet date, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. If it is determined that it is more likely than not that future tax benefits associated with a deferred tax asset will not be realized, a valuation allowance is provided. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in the consolidated statements of income and comprehensive income as an adjustment to income tax expense in the period that includes the enactment date.

We record a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. We recognize interest and penalties, if any, related to unrecognized tax benefits in income tax expense. See Note 10 “Income Taxes” in the notes to our audited consolidated financial statements included elsewhere in this prospectus.

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the potential loss arising from adverse changes in market rates and prices. Our primary exposure to market risk is interest rate risk associated with the unhedged portion of our Amended and Restated Senior Secured Credit Facilities. See “Description of Senior Secured Credit Facilities” for further description of our Amended and Restated Senior Secured Credit Facilities. As of December 31, 2017, we had $562.2 million of variable rate borrowings outstanding under our Amended and Restated Senior Secured Credit Facilities with respect to which we are exposed to interest rate risk. Holding other variables constant and assuming no interest rate hedging, a 0.125%

increase in the average interest rate on our variable rate indebtedness would have resulted in a $1.4 million increase in annual interest expense based on the amount of borrowings outstanding as of December 31, 2017.

In March 2014, we entered into forward interest rate swap and floor contracts with the Royal Bank of Canada, which modify our exposure to interest rate risk by effectively converting $100.0 million of floating-rate borrowings under our Term Loan Facility to a fixed rate basis, thus reducing the impact of interest-rate changes on future interest expense. The swap agreement involves the receipt of floating rate amounts at three-month LIBOR in exchange for fixed rate interest payments at 2.705% over the life of the agreement without an exchange of the underlying principal amount of $100.0 million. When the three-month LIBOR rate drops below 1.25%, the interest rate floor contract requires us to make variable payments based on an underlying principal amount of $100.0 million and the differential between the three-month LIBOR rate and 1.25%. The interest rate swap and floor have an effective date of December 31, 2015 and are settled on the last business day of each month of March, June, September and December, beginning March 31, 2016 through December 31, 2018.

The interest rate swap and floor have not been designated as effective hedges for accounting purposes. Accordingly, in 2017, 2016 and 2015 we marked to market the interest rate swap and floor quarterly with the unrealized and realized gain or loss recognized in interest expense, in the consolidated statements of income and comprehensive income and the net liability included in other current liabilities and other noncurrent liabilities in the consolidated balance sheets.

For the year ended December 31, 2017 we recorded an unrealized net gain of $1.4 million and a realized loss of $1.4 million on our interest rate swap and floor agreement in the consolidated statement of income and comprehensive income. For the year ended December 31, 2016 we recorded an unrealized net gain of $0.7 million and a realized loss of $1.5 million on our interest rate swap and floor agreement in the consolidated statement of income and comprehensive income. For the year ended December 31, 2015, we recorded an unrealized net loss of $1.5 million on our interest rate swap and floor in the consolidated statement of income and comprehensive income. The impact of the gains and losses on the interest rate swap and floor agreement is recorded in interest expense. The interest rate swap and floor contracts have been designated as Level 2 financial instruments. At December 31, 2017 and 2016 the liability related to the swap and floor financial instruments was $0.8 million and $2.3 million, respectively. At December 31, 2017, $0.8 million of the interest rate swap and floor liability is included in accounts payable and other current liabilities in the consolidated balance sheet. At December 31, 2016, $1.5 million of the interest rate swap and floor liability is included in accounts payable and other current liabilities and $0.8 million is included in other noncurrent liabilities on the consolidated balance sheet.

Inflation rates may impact the financial statements and operating results in several areas. Inflation influences interest rates, which in turn impact the fair value of our investments and yields on new investments. Operating expenses, including payrolls, are impacted to a certain degree by the inflation rate. We do not believe that inflation has had a material effect on our results of operations for the periods presented.

BUSINESS

Our Company

We are a leading operator of B2B trade shows in the United States. We currently operate more than 55 trade shows, as well as numerous other face-to-face events. In 2017, Emerald’s events connected over 500,000 global attendees and exhibitors and occupied more than 6.9 million NSF of exhibition space. We have been recognized with many awards and accolades that reflect our industry leadership as well as the importance of our shows to the exhibitors and attendees we serve.

Our trade show franchises typically hold market-leading positions within their respective industry verticals, with significant brand value established over a long period of time. Each of our trade shows is held at least annually, with certain franchises offering multiple trade shows per year. As our shows are frequently the largest and most well attended in their respective industry verticals, we are able to attract high-quality attendees, including those who have the authority to make purchasing decisions on the spot or subsequent to the show. The participation of these attendees makes our trade shows “must-attend” events for our exhibitors, further reinforcing the leading positions of our trade shows within their respective industry verticals. Our attendees use our shows to fulfill procurement needs, source new suppliers, reconnect with existing suppliers, identify trends, learn about new products and network with industry peers, which we believe are factors that make our shows difficult to replace with non-face-to-face events. Our portfolio of trade shows is well-balanced and diversified across both industry sectors and customers. The scale and “must-attend” nature of our trade shows translates into an exceptional value proposition for participants, resulting in a self-reinforcing “network effect” whereby the participation of high-value attendees and exhibitors drives high participant loyalty and predictable, recurring revenue streams.

For the year ended December 31, 2017, we generated $341.7 million of revenue, $81.8 million of net income, $110.8 million of net cash provided by operating activities, $157.9 million of Adjusted EBITDA, $80.3 million of Adjusted Net Income and $107.8 million of Free Cash Flow.

We generated 93% of our revenue for the year ended December 31, 2017 through the live events that we operate. The remaining 7% of our revenue for the year ended December 31, 2017 was generated from other marketing services, including digital media and print publications that complement our event properties in the industry sectors we serve. Our other marketing services products allow us to remain in close contact with, and market to, our existing event audiences throughout the year.

*	Excludes discontinued revenue, which represented less than 1% of total revenue for the year ended December 31, 2017.
+	Total revenues and revenues for the Sports industry sector for the year ended December 31, 2017 reflect the adverse impact of Hurricane Irma, which forced the early closure of the Surf Expo and ISS Orlando trade shows and prevented the recognition of $6.6 million in revenues related to those events. During the fourth quarter of 2017 we received an insurance settlement of $6.5 million (recorded as Other Income) to offset substantially all of the lost revenues from the affected shows.

We have a highly attractive business model with:

•	strong revenue growth, achieving a CAGR of approximately 8% from 2014 through 2017;

•	attractive organic revenue growth, achieving a CAGR of approximately 3% from 2014 through 2017;
•	a demonstrated ability to regularly source and integrate accretive acquisitions;
•	significant revenue visibility, with approximately 87% and 99% of our eventual 2017 revenue from booth space sales (which represents 72% of our total 2017 revenue) sold by the end of the first and second quarters of 2017, respectively;
•	a demonstrated capacity to achieve regular annual price increases across our portfolio;
•	diversification by industry sector and customer, with no single customer accounting for even 1% of total revenue; and
•	a highly fragmented industry structure, which presents significant opportunities to grow through accretive acquisitions, but also limited direct competition at the individual show level.

In addition, we convert a high proportion of our revenue into cash due to:

•	our efficient cost structure, as evidenced by our Adjusted EBITDA margin (calculated as Adjusted EBITDA divided by our revenue for the applicable period) in excess of 45% for each of the last four completed fiscal years;
•	our asset-light business model, which requires minimal capital expenditures ($3.0 million in 2017, of which less than one quarter related to maintenance capital expenditures);
•	our ability to collect cash deposits from our customers in advance of our shows, resulting in attractive working capital dynamics; and
•	our expected low effective tax rate (relative to Adjusted EBITDA), which is primarily attributable to our favorable tax attributes. We have approximately $489.3 million of aggregate amortization deductions related to our recent acquisitions, which are expected to result in estimated annual deductions of $40.1 million per year from 2018 through 2028 and estimated average annual deductions of approximately $12.1 million from 2029 through 2032. The expected cash tax savings attributable to our amortization deductions will arise only to the extent that we generate sufficient taxable income in the applicable periods and will depend upon the corporate tax rate in the applicable jurisdiction, which in the United States was reduced from 35% to 21% effective January 1, 2018, for federal income tax purposes. Additionally, the amortization deductions may not offset all of our taxable income, and because we have used substantially all of our Federal NOL carryforwards, we expect our provision for income taxes will increase in future periods.

Our History

Our current portfolio of trade shows has come together as a result of many acquisitions completed over the last few decades. In 1994, one of our predecessor companies, VNU, acquired Bill Communications, adding the Military and Hospitality Design trade shows to its pre-existing portfolio of events. This was followed by the acquisitions of Medtrade and GlobalShop in 1998. In 2000, VNU acquired Miller Freeman’s U.S. events portfolio, which significantly expanded our business into the Sports, Apparel, General Merchandise, Jewelry and Kitchen and Bath categories.

In 2006, VNU was purchased by a consortium of private equity firms and rebranded The Nielsen Company. The trade show operations, which became known as Nielsen Expositions, operated autonomously from the rest of Nielsen, except with respect to corporate shared services. Under Nielsen’s ownership, capital allocated to the exhibitions division for acquisition was limited and we therefore expanded our portfolio only modestly by acquiring the Wedding & Portrait Photographers International trade show in 2010 and the Sports Licensing & Tailgate Show in 2012.

In June 2013, Nielsen Expositions was acquired by Onex. Rebranded Emerald Expositions, we have since focused on expanding our portfolio of leading events organically, complemented by an increased focus on acquisitions. Since the Onex Acquisition, we have acquired 15 industry-leading, high-quality events of various sizes for aggregate consideration of approximately $590 million.

In January 2014, we acquired GLM for $335 million. At the time, GLM operated more than 20 trade shows, including four of the largest 100 trade shows in the United States. GLM significantly expanded our presence within a number of industry sectors, including Gift, Home & General Merchandise and Sports, and added new sectors such as Technology.

In 2015, we completed four acquisitions. In February, we acquired the Healthcare Media division of Vendome Group, which included leading events such as the HCD, Environments for Aging, and the Construction SuperConference. In March, we acquired the International Pizza Expo, the largest trade show for independent pizzerias in the world. In October, we acquired HOW, the largest graphic design conference and expo in the nation. In November, we acquired the National Industrial Fastener and Mill Supply Expo, the world’s largest industrial fastener trade show.

In 2016, we completed six acquisitions. In August, we acquired IGES, the largest dedicated gathering of wholesale souvenir, resort, and gift buyers in the United States. Also in August, we acquired the Collective trade shows, which include the first trade show focused entirely on activewear and the leading swimwear trade show on the West Coast. In October, we acquired the Digital Dealer Conference and Expo, the leading trade show series focused on the retail automotive industry’s digital strategy and operations. Also in October, we acquired the National Pavement Expo, adding to our portfolio the largest U.S. trade show focused on paving and pavement maintenance. In November, we acquired RFID LIVE!, the largest trade show focused on radio frequency identification technologies used to identify, track, and manage corporate assets and inventory across a wide range of industries. In December, we acquired ACRE, a wholesale craft exposition consisting of two shows.

In 2017, we have completed four acquisitions. In January, we acquired CEDIA, the largest trade show in the home technology market. In March, we acquired InterDrone, the leading trade show in the U.S. commercial drone market. In May, we acquired Snow Show, which at the time of its acquisition was the largest snow sports industry event in North America. In November, we acquired CPMG, a producer of best in class hosted-buyer model trade events focused on innovation for the hospitality, restaurant, healthcare, grocery and retail industries.

On May 3, 2017, we completed our IPO of 17,825,000 shares of our common stock at a price of $17.00 per share. We sold 10,333,333 shares, resulting in net proceeds to us after underwriting discounts and expenses of $159.1 million, and funds managed by Onex sold 7,491,667 shares from which we did not receive any proceeds. We used all of the net proceeds from the offering plus cash on hand, to prepay $159.2 million of borrowings outstanding under our Term Loan Facility.

Miller Freeman
A United News & Media company

nielsen

EMERALD EXPOSITIONS

**1985**
United News and Media acquires Miller Freeman Publications, a producer of trade shows, trade books and business magazines

**1991**
Miller Freeman Publications merges with Gralla Publications (owner of Outdoor Retailer) to create Miller Freeman, Inc.

**1994**
Verenigde Nederlandse Uitgeverijen ("VNU") acquires Bill Communications, which includes the Military and Hospitality Design trade shows

**1995**
Miller Freeman Inc. acquires the Interbike trade show business and related publication. Miller Freeman Inc. acquires (ASD/AMD) trade shows owned by Walter Fletcher Inc.

**1998**
VNU acquires Medtrade and Shore Varrone, which includes GlobalShop as well as Display and Design magazine

**2000**
VNU acquires Miller Freeman's U.S. portfolio, including Sports, Apparel, General Merchandise, Jewelry and Kitchen & Bath shows

**2006**
VNU is acquired by a consortium of private equity firms and rebranded The Nielsen Company

**2010**
Nielsen Expositions acquires the Wedding & Portrait Photographers International (WPPI) trade show and related publication and digital products

**2012**
Nielsen Expositions acquires the Sports Licensing and Tailgate Show

**2013**
Onex Partners ("Onex") acquires Nielsen Expositions from its parent, an affiliate of Nielsen Holdings N.V., to create Emerald Expositions

**2014**
Emerald acquires GLM; including NY NOW, Surf Expo, IRCE and ICFF

**2015–17**
Emerald Exposition acquires Pizza Expo, HCD, HOW, Fastener Expo, IGES, Collective, Digital Dealer, NPE, RFID LIVE!, ACRE, CEDIA, InterDrone, Snow Show and CPMG

vnu

The Trade Show Industry

Self-Reinforcing Network Effects

The trade show industry serves as a forum to connect attendees and exhibitors within specific industry sectors. At these shows, primarily held in convention centers at periodic intervals, exhibitors set up exhibits, or “booths,” in order to promote their products and services to attendees who are authorized buyers for retail or wholesale organizations or businesses (as opposed to individual consumers, who would typically attend B2C events). These shows are part of exhibitors’ regular annual marketing budgets and attendees’ regular annual procurement budgets, as well as new product research and industry networking initiatives. Attendees use our shows to fulfill procurement needs, source new suppliers, reconnect with existing suppliers, identify trends, learn about new products and network with industry peers. Exhibitors see trade shows as marketing events that enable them to generate sales, introduce new products, generate leads, build their brands, learn about competitors’ offerings, educate the market and service customers. Trade shows are critical networking events for both attendees and exhibitors, and are difficult to displace and replicate through interactions that are not face-to-face. The key value proposition of a trade show is its ability to provide otherwise fragmented bases of attendees and exhibitors the opportunity to interact in person and examine a wide variety of products in a short period of time for a reasonably low cost. As illustrated in the chart below, more survey respondents view trade shows and conferences as “very effective” for lead generation than any other alternative marketing method.

Source: LinkedIn Technology Marketing Research on B2B Lead Generation, 2015

Effective trade shows are characterized by a self-reinforcing business model, in which attendees with authority to make purchasing decisions make trade shows “must-attend” events for key industry suppliers. High-quality exhibitors, in turn, introduce new products and innovations and set trends, thereby driving increased attendance. This self-reinforcing “network effect” helps solidify a trade show’s leading position for the long term and establishes significant competitive advantages.

The value of a trade show to an exhibitor is a function of the quality and quantity of the attendee base. The quality of attendees can be measured by the extent to which attendees have the authority to make purchasing decisions, as well as by the amount of purchasing that occurs during or after a show. According to Exhibit Surveys Trade Show Benchmarks and Trends, approximately 82% of trade show attendees in 2015 held some purchasing decision-making power in their respective organizations, while approximately 51% of trade show attendees planned to make purchases during or following shows. Importantly, this statistic and the overall level of attendance at trade shows have remained quite stable for more than a decade, despite internet and digital media growth. We believe this demonstrates the strength and enduring nature of the trade show business model, with shows valued by exhibitors and attendees alike.

Source: CEIR 2017 Analysis for number of attendees; Exhibit Surveys Trade Show Benchmarks and Trends for percentage of attendees planning to make purchases and percentage of attendees with authority to make purchases

Revenue and Cash Flow Model

Trade show organizers generate revenues primarily by selling trade show exhibit space to exhibitors on a per square foot basis. Other revenue streams include fees for ancillary exhibition services and attendee registration fees. The sales cycle for a trade show typically begins during the prior show and, as a result, show operators usually have significant revenue visibility. This contributes to the highly favorable working capital cycle of our business as non-refundable deposits for exhibit space are received well in advance of each show and the bulk of our expenses are incurred around the time of the show. We also engage third-party sales agents to support our marketing efforts. More than 95% of our sales are made by our employees, with less than 5% made by third-party sales agents. These agents, who are mainly based in Asia and Europe, are paid a commission based on a percentage of sales.

Prior to each show, a trade show organizer selects and manages venues, hotels and vendors for set-up, registration, travel, lodging, audio-visual services and other services. Trade show organizers regularly subcontract much of the work that goes into setting up the physical show itself to exhibition services companies, or “decorators,” who typically bill exhibitors directly for the substantial majority of decorating expenses. After floor space is sold, the exhibitors work directly with the decorator or other suppliers of services to coordinate the construction, transportation and installation of their booths. Rental of the floor space from the trade show organizer only represents slightly more than one third of a typical exhibitor’s total cost of exhibiting at a trade show, while marketing, decorating, travel and lodging represent the remainder. We believe this decreases exhibitor sensitivity to increases in the price of trade show booth space since it typically represents only a modest portion of the overall cost of participation.

Market Size and Structure

The United States has the largest and most developed B2B trade show market in the world, with 2016 revenue of approximately $13.5 billion, according to the AMR Report. Although the growth trajectory of any individual show will be a function of its particular sector, the industry overall is expected to grow at a CAGR of 3.2% from 2016 through 2021. This growth is anticipated to be driven by a combination of volume growth in line with real GDP growth and consistent price increases. For any individual show operator, acquisitions and new show launches would be additive to this growth.

While the trade show industry on the whole is large, it is highly fragmented, with the largest for-profit organizers (Emerald Expositions, Reed Exhibitions and UBM and Informa Exhibitions (which have recently announced that they intend to merge; however, as of the date of this prospectus, the merger has not yet closed)) accounting for 9% of the wider U.S. market in 2016. There are nearly 9,400 trade shows per year in the United States of varying sizes, the majority of which are owned by entrepreneurs and non-profit industry associations. Based on data in the AMR Report, we estimate our 2016 total events revenue represents a market share of approximately 2%. Although the overall market is fragmented, any given trade show competes only against the other trade shows that are relevant to its sector. For example, our OR Summer Market does not in any way compete with our International Pizza Expo and neither show has significant competitors in its respective category in the United States. As noted, nearly all of our shows are the market leaders within their respective industry verticals.

Source: AMR Report

Our Strengths

•	Leading U.S. Trade Show Organizer. We believe we sell more NSF and operate more large-scale and fast-growing trade shows in the United States than any other operator based upon publicly available information published by TSNN and TSE. There are currently no major publicly-traded companies in the United States that function as “pure-play” exhibition companies. Our Adjusted EBITDA margin of 46% for the year ended December 31, 2017 is the result of our significant scale, our centralized back-office operations and our highly attractive and profitable show portfolio. Our trade shows have garnered numerous awards and accolades, including five shows named to TSE’s “Fastest 50” growing U.S. shows in 2016, four shows named to TSE’s “Next 50” fastest growing list for 2016 and three shows named to TSNN’s 2017 “Top-25 Fastest-Growing in Attendance.” Our ASD Market Week franchise was voted “Trade Show of the Year” by TSNN in 2016. Our large existing operating platform provides us with economies of scale, creating the opportunity to efficiently and profitably grow both organically, by way of new show launches, and by making acquisitions.

*	UBM and Informa Exhibitions have recently announced that they intend to merge; however, as of the date of this prospectus, the merger has not yet closed.
•	Market-Leading Shows Drive Revenue Growth and Bolster Leading Market Positions. Approximately 95% of our trade show revenue is generated by events that we believe are market leaders within their respective industry verticals in the United States. We have maintained these strong market positions over time and believe they benefit from their incumbency, leading brands, proprietary databases of exhibitor and attendee contacts and a self-reinforcing “network effect” whereby high-quality attendees attract exhibitors, and those exhibitors in turn attract high attendance. The “must-attend” nature of our events positions us to grow our attendance, exhibitors, NSF and pricing, which in turn drive consistent revenue growth. For a hypothetical new trade show in a given industry vertical to be successful, it would need to attract a critical mass of both high-quality exhibitors and attendees quickly from a standstill, which is difficult to accomplish. Furthermore, the theoretical savings a new entrant could offer exhibitors in the form of a lower price are limited because booth space typically only represents slightly more than one third of the total cost of exhibiting at a show.
•	Proven Ability to Create Value Through Acquisitions. Our ability to create stockholder value through acquisitions is meaningful. We approach acquisitions in a disciplined manner with a focus on ensuring only highly desirable events that complement our existing portfolio are acquired at attractive prices. Our management team has significant industry relationships that it leverages in order to originate and execute acquisitions, with robust processes in place to properly vet targets so that only highly desirable events are acquired, and that such acquisitions are completed in a cost effective manner. We have made 15 acquisitions since 2014 for a total consideration of approximately $590 million, including the acquisition of GLM in 2014 for $335 million. All of these acquisitions were completed at attractive EBITDA purchase multiples, and produced substantial favorable tax attributes. Assuming we generate taxable income in the future, we expect these tax attributes will be used to reduce our cash tax obligations for up to 15 years. These acquisitions have added approximately 3.3 million NSF, extended our leadership positions within existing sectors and positioned us to move into leadership positions in new sectors such as Technology, Food and Industrials. Given the substantial fragmentation in the market, we expect our acquisition efforts to allow us to continue to drive growth in the future.
•	Resilient Financial Performance. We operate in distinct industry sectors that represent significant segments of the U.S. economy. Within each sector, we are highly diversified by exhibitor, with no single customer accounting for even 1% of our 2017 total revenue. In addition, the largest 10 exhibitors at each of our top five shows in 2017 represented an average of only approximately 8% of each respective show’s total revenue. The diversified nature of our sectors and customers enhances the stability of our entire platform. In our experience, the leadership positions of our trade shows reduce the impact of recessions on our business because during a downturn, exhibitors are more likely to continue spending money on the leading trade show within a given industry vertical and reduce their spending on other, less essential events.
•	Continuously Expanding Technological Innovation Drives Value Proposition. Technological innovation enhances the effectiveness of our shows and our sales force. Much of this innovation leverages our proprietary exhibitor and attendee contact databases, which are difficult to replicate and offer a distinct competitive advantage. We have made technology-enabled enhancements in the following areas: (i) website and mobile applications that allow attendees to preview exhibitors, plan their visits and set up meetings in advance of our events; (ii) marketing visualization tools that integrate exhibitor data and provide insights that enhance the effectiveness of our sales force; (iii) digital marketing strategies that utilize social media and other channels to effectively generate leads; and (iv) real-time customer engagement tools to create feedback loops and drive customer retention. We believe our implementation of technology-enabled solutions increases exhibitor-attendee interaction, improving their experience and enhancing the value proposition of our events.

•	Robust Profit Margins and Excellent Cash Flow Conversion. In the twelve months ended December 31, 2017 our Adjusted EBITDA margin was 46%. In addition, our business requires minimal maintenance capital expenditures. Our favorable working capital dynamics and substantial favorable tax attributes enable us to convert a significant portion of our Adjusted EBITDA into cash. Our favorable tax attributes consist of benefits attributable to amortization expense related to our recent acquisitions, which we expect will offset cash taxes on an aggregate of approximately $489.3 million of income over the next 15 years assuming we generate taxable income in the applicable period.
•	Best-in-Class Management Team. Previously serving as president of Nielsen Expositions, our predecessor company, David Loechner has been our CEO since we were acquired by Onex on June 17, 2013, and brings over 30 years of industry experience. In 2016, David was named the “2016 Industry Icon” by TSNN and is supported by a deep bench of 13 executives with over 300 years of collective industry experience. Other members of our management team have significant experience in the trade show industry and the broader information services sector.

Our Growth Strategy

Our goal is to expand our market leadership position and capture an increasing share of the growing U.S. trade show industry. Our strategies to achieve this goal include:

•	Increase NSF and Attendance. We intend to focus on growing NSF and attendance at our shows by working closely with our attendees, exhibitors, vendors and other industry partners to increase the return on investment from participating in our shows, drive customer satisfaction and deepen our engagement with our marketplaces. To reinforce our leading market positions and capitalize on the growth trends underlying our sectors, we are using new technologies and marketing strategies, including greater deployment of social media tools and leveraging of our proprietary database of attendees and exhibitors, to help influence exhibitor and attendee interaction and improve their experiences.
•	Manage Pricing Growth. As a company, we are focused on delivering sustainable long-term growth and have therefore generally sought to implement price increases each year and intend to continue doing so going forward, always taking into consideration underlying market conditions, attendance and satisfaction trends, planned changes to our shows, any venue changes and other relevant drivers.
•	Continue to Make Accretive Acquisitions. The U.S. trade show market is highly fragmented, with numerous potential acquisition targets. We will continue to take a disciplined approach to evaluating acquisitions, focusing only on those that meet our financial contribution and return on investment objectives. Historically, we have completed acquisitions at EBITDA purchase multiples that are typically in the mid-to-high single digits. Our acquisitions have historically been structured as asset deals that have resulted in the generation of long-lived tax assets, which in turn have reduced our purchase multiples when incorporating the value of the created assets. In the future, we intend to pursue acquisitions with similarly attractive valuation multiples. With our significant experience acquiring and integrating leading trade shows and our increased efficiencies due to our scale, we believe we are well-positioned as a buyer of choice. We use highly selective criteria for evaluating acquisitions and will focus on expanding our presence within sectors we currently serve as well as on establishing a leading presence in sectors that have strong underlying growth potential, such as Technology, which we entered via acquisition in 2014. We expect our ongoing pipeline of deals will allow us to further drive growth as we continue to focus on acquisitions that offer value accretion through attractive purchase price multiples, tax-efficient transaction structures and cost synergies. In addition, we expect to drive revenue synergies by cross-selling newly-acquired shows to existing customers in common sectors.
•	Launch New Shows and New Categories within Existing Shows. We intend to leverage our existing brands, industry expertise and market strength to launch new categories within existing shows as well as entirely new shows. With minimal capital expenditure requirements, we have historically incubated new category and new trade show launches in a cost-effective manner. For example, our ASD Market Week trade show has grown from one single category to its current collection of nine categories, each with unique exhibitors and each held in its own area of the broader ASD Market Week show. In 2016, we launched four new shows and events: LUEUR Spring, Get Outdoors-NYC, ICFF Miami and Fall CycloFest. All four of these shows were repeated in 2017 and we currently expect one to stage again in 2018. In 2017, we launched six new events and we expect that half of the 2017 launches will repeat in 2018, and we plan to continue to assess other potential launches in future years.

•	Grow Internationally. While all of our trade shows are currently hosted in the United States, international exhibitors and attendees represent an important component of our total participant base. There remains a significant opportunity for us to increase the number of international exhibitors and attendees at our shows. In the future we may also launch, partner with or acquire international trade shows that are complementary to our core business and could represent a substantial growth opportunity.

Products and Services

We operate leading trade shows in multiple attractive, fragmented industry sectors that represent significant portions of the U.S. economy and serve a large and diverse set of global exhibitors and attendees. This fragmentation of exhibitors and attendees is an especially important characteristic of the trade show industry. In markets characterized by diffuse buyers and sellers, trade shows offer a great opportunity for interaction between large numbers of participants on both sides of a potential transaction (a “many-to-many” environment) within a short period of time, thus enhancing the value delivered to all trade show participants. Further, the highly fragmented nature of our markets enhances the stability of our entire platform as the loss of any single exhibitor or attendee is unlikely to cause other exhibitors or attendees to derive less value from and cease participating in a show.

We generated 93% of our revenue for the year ended December 31, 2017 through the live events that we operate. The remaining 7% of our revenue for the year ended December 31, 2017 was generated from other marketing services, including digital media and print publications that complement our event properties in the industry sectors we serve. Each of our other marketing services products allows us to remain in close contact with, and market to, our existing event audiences throughout the year.

Trade Shows & Other Events

The following is a summary of our trade shows by sector and a discussion of our complementary products.

Gift, Home & General Merchandise

We currently operate 13 trade shows in the Gift, Home & General Merchandise sector focused on a broad range of consumer goods used in and around the home. Our events are primarily order-writing shows where exhibitors, whose product assortment is always evolving, generate sales during the shows themselves. The base of exhibitors and attendees across these trade shows is highly fragmented, which mitigates the importance of any single exhibitor.

•	ASD Market Week — Founded over 55 years ago and held in Las Vegas twice a year in March and August, ASD Market Week is the largest and most comprehensive value-oriented general merchandise trade show in the industry. Each ASD Market Week trade show features nine shows in a single location and covers the following categories: gift and home accents; jewelry; general store products; fashion and accessories; beauty and fragrance products; toys and novelty products; convenience store products; cultural products; and direct sourcing (which allows buyers to purchase certain products directly from the factory as opposed to from distributors), largely offered at a value-oriented price point. The population of exhibitors tend to be highly fragmented and include small importers, manufacturers, and distributors of low- to mid-priced goods. Attendees include domestic and international chains, mass merchants, kiosks, dollar stores, specialty retail stores, close-out and liquidation retailers, resorts, convenience stores, gift stores, amusement and theme park operators, and online retailers from over 110 countries. Given the size and breadth of the trade show, ASD Market Week enables attendees to source a wide variety of products for their stores in a single location in a short period of time. These are order-writing shows that exhibitors rely on to generate a material portion of their annual revenue. We estimate that 98% of attendees at ASD Market Week are primary decision-makers responsible for purchasing, and that the average attendee spends over $80,000 on products as a result of the show. ASD Market Week’s two annual events are designed to address different buying cycles for attendees.

•	NY NOW — Founded over 85 years ago and held twice per year in January/February and August in New York City, NY NOW is the largest home and lifestyle merchandise trade show in the United States, and the largest trade show franchise of any kind in New York City. NY NOW also represents several shows within a show and includes categories such as home furnishings; home textiles; interior decor; tabletop and gourmet housewares; baby and child products; gifts; personal accessories; personal care; wellness; and handmade items including ceramics, textiles and other home and personal products. The price tier of these products is mid- to-high end. The exhibitor base at NY NOW is highly fragmented and includes importers, manufacturers and distributors of products from close to 70 countries across the categories listed above. Attendees include international chains and department stores, specialty retail stores, gift stores, online retailers, museums, designers, distributors, importers, and wholesalers from over 90 countries. Given the size and breadth of the show, NY NOW enables attendees to source a wide variety of products for their stores in a single location in a short period of time. We believe that approximately 50% of attendees at NY NOW do not shop at any other trade show, and that more than 85% of attendees consider NY NOW to be a “must-attend” event. As with ASD Market Week, NY NOW is primarily an order-writing show with sales executed on the show floor. Given its size and prominence, NY NOW receives significant media coverage from over 400 domestic and international media outlets.
•	Kitchen & Bath Industry Show (“KBIS”) — Founded over 35 years ago and held annually in January typically either in Orlando or Las Vegas, KBIS is the world’s largest kitchen and bath design trade show specifically serving residential kitchen and bath dealers, designers, architects, remodelers, wholesalers and custom builders who consider KBIS to be a “must-attend” event. Emerald Expositions has been operating the show on behalf of the National Kitchen and Bath Association since 1987 and has a contract to continue doing so through 2028. Exhibitors include manufacturers, distributors, and importers of residential kitchen and bath products, and attendees include architects, remodelers, designers, hardware professionals, and dealers from over 55 countries. The show has been co-located with the International Builders’ Show (owned by the National Association of Home Builders) since 2014, a partnership that has been beneficial to both shows given their exhibitor and attendee overlap.
•	International Contemporary Furniture Fair (“ICFF”) — Founded over 25 years ago and held in New York City each May and in South Florida each December, ICFF is North America’s leading trade show for high-end contemporary furniture and interior design. Exhibitors include manufacturers and sellers of contemporary furniture, seating, carpet and flooring, lighting, outdoor furniture, materials, wall coverings, accessories, textiles, and kitchen and bath products for residential and commercial interiors, while attendees include interior designers, architects, retailers, distributors, facility managers, developers, store designers, and visual merchandisers who attend from around 80 countries.
•	National Stationery Show (“NSS”) — Founded over 70 years ago and held in New York City each year in May, NSS is the only North American trade show for global buyers and sellers of stationery and specialty paper products. Exhibitors include manufacturers and designers of stationery and paper products while attendees include stationery, card and gift shops; bookstores; bridal shops; party stores; department, chain and specialty stores; large chains and “big box” mass retailers; and online retailers and mail order catalog distributors; as well as special event planners, corporate buyers, importers, and distributors.

•	International Gift Exposition in the Smokies and The Super Souvenir Show (“IGES”) — Founded over 15 years ago and held in eastern Tennessee each year in November, IGES is the largest dedicated gathering of wholesale souvenir, resort and gift buyers in the United States. Exhibitors include manufacturers and distributors of apparel, gifts, souvenirs, games, toys, personal care products, licensed items, novelties, kiosk items, promotional goods, jewelry, Made-in-America products, handicrafts, and more. Attendees include wholesale resort, souvenir and gift merchandisers, and retailers.
•	American Craft Retailers Expo (“ACRE”) — American Craft Retailers Expo (“ACRE”), founded in 2006, is the premier wholesale craft exposition in North America, taking place annually in Philadelphia, Pennsylvania. ACRE connects wholesale American and Canadian makers of handmade products with national and international buyers from art & fine craft galleries, modern gift & home stores, independent retailers, guilds & arts institutions, e-retailers, national retail chains, museums and other key influencers in the home, gift and lifestyle marketplace.

Sports

We currently operate 19 trade shows within the Sports industry sector focused on sporting goods and related apparel and accessories for various active outdoor pursuits ranging from camping, hiking, climbing, skiing, bicycling and paddle sports. We believe that several of our trade shows in this sector have iconic status in the markets they serve, and offer a many-to-many environment where, for example, thousands of specialty sports retailers from across the country interact with hundreds of specialty equipment and apparel manufacturers. The Sports sector is highly fragmented where the sports enthusiast clientele is well-served by independent specialized retailers.

•	Outdoor Retailer (“OR”) — Founded over 35 years ago, OR is the largest outdoor sports and lifestyle trade show brand in the United States. In recent years, OR held a winter and a summer show in Salt Lake City. In May 2017, Emerald acquired Snow Show from Snow Sports Industries America. At the time of its acquisition, Snow Show was the largest snow sports industry event in North America. In January 2018, Snow Show staged with OR for the first time as a combined show, referred to as Outdoor Retailer + Snow Show, endorsed and sponsored by SnowSports Industries America and OIA. In addition to this January show, OR will produce a summer event in June/July and an early winter season show in November, all three of which will be staged in Denver, Colorado. Partnering with OIA since 1992, OR has earned loyalty from high-end specialty brands and has solidified itself as a destination event for specialty retailers selling to outdoor enthusiasts. OR is organized across categories such as accessories, footwear, hard goods, apparel, and gear serving lifestyle sports such as camping, climbing, hiking, paddle sports, back-country and cross-country skiing, snowboarding and snow shoeing. Exhibitors include manufacturers, suppliers, importers, and licensees and distributors of sports gear from 30 countries. Attendees include independent, chain, and online retailers of active lifestyle sporting goods and media and licensing agents from 55 countries; however, the focus is on independent, high-end, specialty outdoor retailers, whose enthusiast clientele is not served by the mass-market products sold through major retail channels. The products at this trade show are technical and performance-oriented, so buyers want to touch and test the products in person in order to make good purchasing decisions which they can then communicate to their end-customer. For this reason, this is an important trade show for exhibitors and attendees who attend loyally each year. There is no major general outdoor sporting goods show that competes directly with OR. The events receive considerable media attention with coverage from approximately 275 media outlets.

•	Surf Expo — Founded over 40 years ago and held in Orlando, Surf Expo has two annual events: a winter show in January and a summer show in September. The breadth of products exhibited at the show is significantly wider than its name implies; Surf Expo is the largest and longest-running trade show in the world for action water and board sports as well as resort-oriented merchandise that one would typically find at a beach or resort store. Surf Expo is also unique in that it is the only show focused exclusively on the water sports and resort sectors covering both hard goods and soft goods. Held in partnership with the Association of Wind and Water Sports Industries, the Board Retailers Association, the Water Sports Industry Association, and the Stand Up Paddle Industry Association, exhibitors include manufacturers serving the surf, skate, stand-up paddling, wakeboarding, windsurfing, kayaking, swim, resort, and coastal giftware markets from close to 30 countries, while attendees include retail buyers from specialty stores, big box stores, cruise lines, hotels, and theme parks from over 70 countries. Trade shows are well-suited for the surf and water sports industry, in particular in the hard-goods side of the market where products are performance-oriented and there is a desire by buyers to touch and test products in person in order to make good purchasing decisions. For example, Surf Expo has a “board demo day” at the Orlando Watersports Complex that gives buyers a chance to try the products out before the core trade show begins.
•	Interbike — Founded over 35 years ago, Interbike is the largest bicycle trade event in North America, offered in partnership with the National Bicycle Dealers Association, People for Bikes, and the Bicycle Products Suppliers Association. Through 2017, Interbike included a two-day biking event on dirt trails and roads, followed by a three-day trade show in Las Vegas, Nevada. In 2018, Interbike Marketweek will take place in the Reno/Tahoe region, beginning with a new consumer demo and festival, followed by two days of outdoor events and demonstrations for retailers, and closing with a three-day Interbike Expo in Reno, Nevada. Exhibitors include manufacturers of bikes for road, mountain, triathlon, and electric use, and manufacturers of accessories and related products including apparel, safety, power, nutrition, and more from 35 countries, while attendees include specialty bicycle retailers, importers, and distributors from over 60 countries. Much like OR and Surf Expo, Interbike trade shows are well suited for the biking industry as the products are highly performance-oriented and there is a desire from buyers to touch and test products in person and experience new product innovation in order to make good purchasing decisions. In October 2016 we launched Fall CycloFest, a hybrid B2B/B2C event under the Interbike brand.
•	Imprinted Sportswear Shows (“ISS”) — Founded over 35 years ago and held five times a year in different markets in the United States (most recently in Long Beach, Atlantic City, Fort Worth, Nashville, and Orlando), the ISS shows are the leaders of the decorated apparel industry and allow industry professionals to see the latest sportswear imprinting equipment, supplies, industry trends, and techniques. Exhibitors include providers of blank apparel, ink, design technology, screen printing, and embroidery equipment, while attendees include independent and chain retailers serving school teams, recreational leagues, and community groups from close to 15 countries. The industry is particularly well-suited for trade shows as, short of having a national salesforce, trade shows are the only way for these exhibitors to access customers (including many small buyers) in all corners of the country.
•	Sports Licensing & Tailgate Show — Founded over ten years ago and held in Las Vegas each January, the Sports Licensing & Tailgate Show attracts as exhibitors manufacturers that hold licenses for any professional or collegiate sports teams with respect to products, including accessories, apparel, collectibles, footwear, gifts and novelty items, headwear, home furnishings, imprinted items, picnic or tailgating products, sports equipment, stationery and school supplies, or toys and games. Attendees include retailers from independent and chain sporting stores, suppliers, mass market retailers, general merchandise and specialty stores, and fan shops. This is primarily an order-writing show with sales generated directly on the show floor.
•	Swim Collective and Active Collective Shows — Founded in 2010, the Swim Collective and Active Collective shows present swimwear, resort, and active wear collections to an audience of swimwear specialty retailers, active athleisure sport specialty retailers, swim and surf specialty retailers, gift and department stores, as well as luxury resorts, boutiques and cruise retailers. Swim Collective is the leading swimwear trade show on the West Coast, while Active Collective is a more recently-launched, fast-growing show focused on activewear. In January 2017, we launched an Active Collective event in New York.

Design & Construction

We currently operate 5 trade shows in the Design & Construction industry sector catering to the construction, hospitality, and interior design sectors serving the hotel, resort, retail, healthcare facilities, restaurant, bar, spa, and in-store marketing categories. Targeted attendees include interior designers, architects, owners and operators, developers, and specifiers and purchasers working within these industries. This sector is well-suited for trade shows because design and construction are highly visual and tactile processes, requiring the in-person experience and interaction provided by trade shows. These trade shows enable designers and contractors to stay current with trends in product styles and techniques, which tend to change from year-to-year. Upcoming renovation and new-build construction projects are often discussed at these shows, making it important for both exhibitors and attendees to attend in order to stay close to the pipeline of future business. By aggregating a wide range of products under one roof, these trade shows save time and expense for designers and other attendees who would otherwise have to independently visit hundreds of showrooms that may be located in different cities. These shows are mostly lead-generating, enabling designers to see the latest trends and product offerings, and develop design ideas.

•	Hospitality Design Expo (“HD Expo”) — Founded over 20 years ago and held in Las Vegas each May, HD Expo is the largest trade show for the hospitality design industry serving the hotel, resort, restaurant, bar and cruise categories. Run in partnership with the American Society of Interior Designers, the Boutique & Lifestyle Lodging Association, the International Interior Design Association, the International Society of Hospitality Purchasers, and the Hospitality Industry Network, HD Expo includes a hospitality conference with accredited conference sessions where continuing educational credentials and learning unit credentials can be earned. Exhibitors include manufacturers and marketers of flooring, seating, fabric, case goods and lighting from over 20 countries, while attendees include interior designers, architects, planners and builders from over 55 countries.
•	GlobalShop — Founded over 20 years ago and held in Chicago beginning in March 2018, GlobalShop is the largest trade show and conference dedicated to store design, visual merchandising, and shopper marketing. GlobalShop is organized into five categories: the Store Fixturing Show, Visual Merchandising Show, Store Design & Operations, Digital Store and At-Retail Marketplace. Exhibitors include manufacturers and marketers of fixtures, lighting, flooring, and retail displays as well as contractors, while attendees include retailers, brands, procurement agencies, contract architects and designers from over 50 countries.
•	Healthcare Design Expo & Conference — Founded over 15 years ago and held annually in November in rotating cities (Phoenix in 2018), the Healthcare Design Expo & Conference is the industry’s best attended trade show and conference primarily focused on evidence-based design for healthcare facilities. Exhibitors include manufacturers of healthcare facility related products, including fixtures, materials, furniture, and equipment. Attendees include architects, interior designers, healthcare facility administrators, contractors, engineers, educators, nurses, project managers and purchasing executives involved in the design of healthcare facilities.
•	National Pavement Expo (“Pavement”) — Founded approximately 30 years ago, Pavement is the largest U.S. trade show specifically designed for paving and pavement maintenance professionals, bringing vendors and suppliers together with contractors who make their living from asphalt and concrete paving, infrared pavement repair, sealcoating, striping, sweeping, crack repair, pavement repair and snow removal. The trade show also includes a conference and seminar component serving as a source of education to the industry.

•	Environments for Aging Expo & Conference (“EFA”) — EFA offers the latest strategies and ideas for creating attractive and functional living environments that meet the needs of senior citizens, a growing segment of the population given demographic trends. Attendees include architects, owners and developers of senior living facilities, facility managers, product manufacturers, government officials and gerontologists.

Technology

We currently operate 6 trade shows in the technology industry sector, a sector we entered in 2014 through the GLM acquisition.

•	Internet Retailer Conference & Exhibition (“IRCE”) — Founded over ten years ago and held in Chicago each June, IRCE is the largest conference and exhibition for the eCommerce industry, primarily targeting senior executives and owners of eCommerce businesses looking for ways to optimize and improve their offerings. Exhibitors include solution and service providers for analytics, eCommerce consulting, content management, customer satisfaction measurement, data services, delivery services, digital marketing, eCommerce platforms, and e-mail marketing from over 25 countries, while attendees include branded consumer product manufacturers, catalogers, consumer service providers, financial service providers, store retailers and shopping portals from over 40 countries. This trade show and conference serves an industry that is constantly evolving and, as such, the knowledge-sharing enabled by this annual event is highly valued by exhibitors and attendees. The significant paid conference component features high-profile guest speakers and workshops.
•	CEDIA Expo (“CEDIA”) — Founded over 25 years ago, CEDIA is the largest trade show in the home technology market, serving industry professionals that manufacture, design and integrate goods and services for the connected home. The trade show features five days of networking, brand exposure and product launches, and is the annual connecting point for manufacturers, home technology professionals, media and industry partners within the “smart home” industry. CEDIA features industry leading educational content including training sessions, industry talks and panel sessions. The Custom Electronic Design & Installation Association officially endorses CEDIA and retains control and ownership of all educational programming, while we own and operate the trade show.
•	Digital Dealer Conference and Expo (“Digital Dealer”) — Founded approximately 20 years ago and held twice annually in the spring and fall in Tampa/Orlando and Las Vegas, respectively, Digital Dealer is the leading exhibition and conference series focused on digital marketing for franchised automotive dealerships. Attendees include automotive dealership executives and employees, while exhibitors and presenters include providers of eCommerce solutions for the industry, including auction tools, data and analytics, email marketing, inventory management, lead generation and tracking, mobile marketing and applications, sales training and tools providers.

•	RFID Journal LIVE! (“RFID LIVE!”) — Founded in 2003 and held annually in April/May, RFID LIVE! is the leading event focused on radio frequency identification and related technologies, bringing together buyers, sellers, researchers, academics, consultants, and others interested in using RFID technologies to identify, track, and manage assets and inventories across a wide range of industries.
•	The International Drone Conference & Exposition (“InterDrone”) — Founded in 2015 and held annually in September, InterDrone is the leading commercial drone-focused show in the United States. The event attracts exhibitors and attendees from a wide variety of commercial applications, including aerial photography, surveying & terrain mapping, construction & building inspection, agriculture, real estate, cinematography and more.

Jewelry

We currently operate 5 trade shows in the Jewelry industry sector targeting high-end and mid-range segments of the jewelry market.

•	COUTURE — Founded over 20 years ago and held in Las Vegas each June, COUTURE is the number one trade show in the high-end luxury jewelry and timepiece market. Known as the definitive annual event for upscale retailers, exhibitors include designers and manufacturers of fine jewelry and timepieces from top international brands as well as the industry’s rising stars from close to 25 countries. Attendees include top-tier buyers representing highly distinguished independent, boutique and chain retailers from close to 70 countries.
•	JA New York — Founded over 110 years ago and held three times a year in New York City (JA New York Spring in March, JA New York Summer in July, and JA Special Delivery in November), the JA New York franchise is the leading trade show on the East Coast for the mid-tier jewelry market. Held in partnership with Jewelers of America since 1992, these trade shows are geared towards order writing and their timing allows retailers to restock during the winter, summer, and pre-holiday buying seasons with approximately 80% of attendees placing orders at the show. With a large number of jewelry wholesalers and jewelry retailers based in the Northeast, New York City is a well-suited location for this show. Exhibitors include manufacturers, distributors, designers, dealers, and importers of jewelry and loose stones, while attendees are independent, boutique, chain and online jewelry and antique retailers from close to 80 countries.
•	The Las Vegas Antique Jewelry & Watch Show — Founded over 20 years ago, the annual Las Vegas Antique Jewelry & Watch Show is the largest trade event serving the antique and estate jewelry and watch category. The show brings nearly 300 exhibitors to Las Vegas each summer to meet with independent, boutique, chain, and online jewelry and antique retailers. The show is primarily an order-writing show.

Other Trade Shows

Our Other Trade Shows include 10 trade shows across the Photography, Food, Healthcare, Industrials, and Military sectors.

•	Wedding & Portrait Photographers International (“WPPI”) — Founded over 35 years ago and held in Las Vegas each February, WPPI is the largest trade show and conference for wedding and portrait photographers and filmmakers. Exhibitors include manufacturers and distributors of cameras, printers, and other photography tools, while attendees include commercial, professional and “prosumer” (i.e., professional consumer) photographers from close to 60 countries.
•	International Pizza Expo (“Pizza Expo”) — Founded over 30 years ago and held in Las Vegas each March, Pizza Expo is the world’s largest trade show for pizzeria owners and operators. Featuring educational workshops from the School of Pizzeria Management, exhibitors include manufacturers and exhibitors of ingredients, equipment, and ancillary products to the pizza industry, while attendees include independent and chain pizzeria owners and operators. Pizza Expo’s unique positioning as the only global trade show focused on the pizza industry makes it a must-attend event for accessing high quality buyers, generating leads, and maintaining brand presence. In October 2017, we successfully launched the related Pizza & Pasta Northeast trade show, which delivered a one-stop shop exhibit hall for Italian and pizza-concept restaurant owners to meet face-to-face with leading national and regional industry suppliers.
•	PhotoPlus Expo — Founded over 30 years ago and held in New York City each October, the PhotoPlus Expo is the largest photography and imaging show in North America. Featuring educational seminars such as Photo Walks and Master Classes, which are of high interest to attendees, the show’s exhibitors include manufacturers and distributors of cameras, printers, and other photography tools and accessories, while attendees include professional photographers, photography enthusiasts, videographers, students and educators from 65 countries.
•	Medtrade — Founded over 35 years ago and held twice each year (March in Las Vegas and November in Atlanta), Medtrade is the largest U.S. home medical equipment trade show. Exhibitors include manufacturers and distributors of respiratory systems, rehabilitation home aid products, oxygen systems, wheelchairs, scooters, braces, canes, and home diabetic supplies, while attendees include home medical equipment providers, pharmacy and drug store owners, rehab therapists, respiratory therapists, home health agencies, home health nurses, hospitals, occupational therapists and physical therapists.
•	Military Expositions — Founded over 35 years ago and held annually in February at Camp Pendleton, in April at Camp Lejeune and in September at the Marine Corps Base in Quantico, the Marine Military Expositions are the largest Marine Corps trade shows. These events provide an opportunity for exhibitors to interface with procurement experts in the U.S. Marine Corps in addition to meeting soldiers back from tour. Exhibitors include providers of combat equipment and technology, and they display soft goods such as bulletproof vests as well as larger mission-critical items, including infantry combat equipment, combat vehicles, and aviation equipment. Attendees include Department of Defense-related personnel, uniformed Marines and civilians from the U.S. Marine Corps command and procurement officers.

•	National Industrial Fastener & Mill Supply Expo (“Fastener Expo”) — Founded over 35 years ago and held annually in October at Las Vegas, Fastener Expo is the world’s largest exposition for fasteners and brings the manufacturers and master distributors of industrial fasteners, precision formed parts, fastener machinery and tooling and other related products and services together with distributors and sales agents in the distribution chain.

Other Events

We currently operate more than 70 additional events across a wide variety of forums including B2B conferences, hosted buyer events, B2C events, summits, awards and luxury private sales. We hold luxury private sale events through our Soiffer Haskin brand event and hosted buyer events under our CPMG brand. Through our HD Expo, ICFF, HCD and GlobalShop brands, we host close to 20 annual networking sessions called CityScenes. These networking events bring together both up-and-coming and seasoned industry professionals and are very well received within their respective industries.

•	HOW Design Live (“HOW”) — Founded over 25 years ago and held annually in May in rotating cities (Boston in 2018), HOW is the largest graphic design trade show and conference in the United States. HOW represents a marquee event for the industry it serves, where creative professionals in all disciplines and all levels of experience come to learn from peers in the creative industry and designers discover new ideas, sources of inspiration and skills, and to develop new connections with other creative professionals. Exhibitors include paper suppliers, printer services and companies that provide design and workflow software. Attendees include graphic designers from in-house creative services departments, designers who work for or own small design firms and other marketing professionals.
•	Connecting Point Marketing Group— Founded almost 15 years ago, CPMG organizes and hosts nine senior executive level business-intensive trade events focused on innovation for the hospitality, restaurant, healthcare, grocery and retail industries. These four-day events are highly-curated, invitation-only forums that bring together leaders in each vertical market.
•	Soiffer Haskin — Founded almost 35 years ago, Soiffer Haskin conducts approximately 40 exclusive and discreet B2C sale events in its New York City showroom for luxury apparel, personal accessory and jewelry brands seeking to sell surplus inventory at discounted prices.
•	The Original Miami Beach Antique Show (“OMBAS”) — Founded over 55 years ago, OMBAS is the world’s largest indoor antique show with more than 500 established dealers from close to 25 different countries, OMBAS features 17th to 19th century furniture, paintings, American and European silver, textiles and rugs, porcelain, art glass, bronze sculptures, antique jewelry and more.
•	New York Antique Jewelry & Watch Show (“NY AJWS”) — Founded nine years ago, NY AJWS has established itself as a must-attend antique and estate jewelry event that provides access to historical and premium merchandise directly to customers. Categories of jewelry featured include cameos, tennis bracelets, rings, decorative necklaces, brooches, gemstones and pendants.

Other Marketing Services

Other Marketing Services consist of print publications and digital media products that complement our trade show properties, and generated 7% of our revenues for the year ended December 31, 2017. These print and digital media products are closely aligned with several of our events, and allow us to remain in close contact with, and market to, our existing event audiences throughout the year.

Competition

The trade show industry is highly fragmented, with approximately 9,400 B2B trade shows held per year in the United States according to CEIR, of which a majority are owned by industry associations, according to AMR. Individual trade shows typically compete for attendees and exhibitors only against the other trade shows that are relevant to their industry vertical. The level of competition each of our trade shows faces therefore varies by industry vertical.

Based on Stax’ market research, we estimate approximately 95% of our total trade show revenues are generated in industry verticals where we offer the leading trade show.

Other well-established for-profit companies competing in the U.S. trade show industry include Reed Exhibitions and UBM and Informa Exhibitions (which have recently announced that they intend to merge; however, as of the date of this prospectus, the merger has not yet closed).

Seasonality

As is typical for the trade show industry, our business is seasonal, with revenue recognized from trade shows typically reaching its highest levels during the first and third quarters of each calendar year, and its trough during the fourth quarter, largely due to the timing of our trade shows. In 2017, 42%, 20%, 31% and 7% of our trade show revenue was generated from trade shows during the first, second, third and fourth quarters, respectively.

Intellectual Property

Our intellectual property and proprietary rights are important to our business. We undertake to strategically and proactively develop our intellectual property portfolio by registering our trademarks. We currently rely primarily on trademark laws to protect our intellectual property rights. We do not own, but have a license to use, certain trademarks belonging to an industry association in connection with our Kitchen & Bath Industry Show and CEDIA Expo. The KBIS license runs through 2028 and the CEDIA Expo license continues in perpetuity.

Employees

As of the date of this prospectus, we had approximately 450 employees. We are not involved in any disputes with our employees and believe that relations with our employees are good. None of our employees are subject to collective bargaining agreements with unions. However, some facilities where we hold our trade shows require our decorators to use unionized labor.

Properties

We have four key offices located in San Juan Capistrano, California; Alpharetta, Georgia; New York, New York; and Culver City, California. We also have several other smaller locations throughout the United States, including in White Plains, New York; Chicago, Illinois; Toledo, Ohio; Louisville, Kentucky; and Rye, New Hampshire. We lease our offices from third parties on market terms and, in some cases following an acquisition, through transition services agreements with the applicable seller.

Insurance

We maintain insurance policies to cover the principal risks associated with our business, including event cancellation, business interruption, workers’ compensation, directors’ and officers’ liability, product liability, auto, property, and umbrella and excess liability insurance. All of our insurance policies are with third-party carriers and syndicates with financial ratings of A or better. We believe the premiums, deductibles, coverage limits and scope of coverage under such policies are reasonable and appropriate for our business. Event cancellation insurance provides coverage that allows us to refund a proportionate share, relative to the compromised enforced attendance reduction or show closure, of the deposits and booth and sponsorship fees paid to us by exhibitors in the event that we are forced to cancel a trade show or other event for reasons covered by the policies, such as natural disasters, communicable disease, terrorism, or venue closures. Business interruption insurance provides further coverage for our office property leases in cases where we are not able to conduct ongoing business, including sales and event planning. The continued availability of appropriate insurance policies on commercially reasonable terms is important to our ability to operate our business and to maintain our reputation.

Our event cancellation insurance, currently bound through the end of 2019, provides 100% indemnity for all of our events’ and conferences’ gross revenues individually and 50% in the aggregate. The coverage has no deductible and covers cancellation, curtailment, postponement, removal to alternative premises, or abandonment, of the event as well as enforced reduced attendance. In addition, coverage extends to include additional promotional and marketing expenses necessarily incurred by us should a covered loss occur. This insurance also extends to cover losses resulting from an outbreak of communicable disease as well as a terrorism endorsement covering an act of terrorism and/or threat of terrorism directed at the insured event or within the United States or its territories.

Legal Proceedings

From time to time, we may be involved in general legal disputes arising in the ordinary course of our business. We are not currently involved in legal proceedings that could reasonably be expected to have a material adverse effect on our business, financial condition or results of operations.

MANAGEMENT

Executive Officers, Significant Employees and Directors

The following table sets forth information about our executive officers, significant employees and directors, including their ages as of March 2, 2018.

Name	Age	Position
David Loechner	57	Chief Executive Officer and President; Director
Philip Evans	55	Chief Financial Officer and Treasurer
William Charles	47	Chief Information Officer
Darrell Denny	59	Executive Vice President
Eric Lisman	61	Executive Vice President
Christopher McCabe	52	Executive Vice President
Joseph Randall	60	Executive Vice President
Karalynn Sprouse	48	Executive Vice President
John McGeary	54	Senior Vice President
David Gosling	42	Senior Vice President, General Counsel and Secretary
Lori Jenks	59	Senior Vice President—Operations
Joanne Wheatley	54	Senior Vice President—Marketing Services
Eileen Deady	43	Vice President—Human Resources
Konstantin (Kosty) Gilis	44	Chairman of the Board and Director
Michael Alicea	50	Director
Todd Hyatt	57	Director
Amir Motamedi	37	Director
Jeffrey Naylor	59	Director
Emmanuelle Skala	45	Director

David Loechner. Mr. Loechner has served as Emerald’s Chief Executive Officer and President since August 2013 and as President since June 2010, and has been a member of the Board since June 2013. As Chief Executive Officer and President, Mr. Loechner oversees our portfolio of trade shows and conferences as well as leading industry publications and digital products. Between 2006 and June 2010, Mr. Loechner served as our Senior Vice President. Mr. Loechner has over 33 years of industry experience and holds a B.A. from Principia College. Mr. Loechner was selected to serve on our board of directors due to his business experience and current service as our Chief Executive Officer.

Philip Evans. Mr. Evans joined Emerald as Chief Financial Officer and Treasurer in October 2013. Prior to joining Emerald, Mr. Evans was Chief Financial Officer at ProQuest LLC from 2009 to 2013. Mr. Evans oversees all of our financial aspects including budgeting, forecasting, accounting, debt raising and cash flow management, tax planning, M&A activities, investor relations and regulatory and financial reporting. Mr. Evans is an experienced CFO driving performance improvements and strengthening the business with metrics, process and controls. Mr. Evans has over 30 years of experience in financial roles and holds a B.A. Honors from Lancaster University, UK. Mr. Evans is a member of the Institute of Chartered Accountants in England and Wales.

William Charles. Mr. Charles has led our information technology (“IT”) operations since joining us in August 2013, and was promoted to our Chief Information Officer beginning in January 2014. Prior to joining Emerald, Mr. Charles was a senior executive in IT at Pacific Sunwear from 2004 to 2013. Mr. Charles oversees all aspects of our IT infrastructure and systems. Mr. Charles has over 23 years of industry experience and has an M.B.A. from Babson College and an undergraduate degree from the University of Connecticut.

Darrell Denny. Mr. Denny has served as Executive Vice President since April 2014. From June 2010 to March 2014 Mr. Denny served as our Senior Vice President—Sports & Business Development. From September 2000 to December 2009, Mr. Denny served as Executive Vice President of Penton Media. Mr. Denny has over 31 years of industry experience and holds a B.A. from Texas State University—San Marcos.

Eric Lisman. Mr. Lisman joined us as an Executive Vice President in March 2017. Mr. Lisman is an experienced transaction professional with a 30-year media industry career. From September 2013 through March 2017, Mr. Lisman founded and operated Media Front Inc., a strategic and transaction consulting firm serving the trade show and media industries. Mr. Lisman previously served from December 2012 through September 2013 as Chief Executive Officer of ENK International. From September 1997 through December 2012, he served as Executive Vice President — Corporate Development of Advanstar Communications and, prior to that, as Senior Vice President and General Counsel of Reed Publishing USA. Mr. Lisman holds a B.A. from the University of Virginia and a J.D. from Harvard Law School.

Christopher McCabe. Mr. McCabe has served as Executive Vice President since April 2014. From October 2010 to March 2014 Mr. McCabe served as our Senior Vice President—Photography & Jewelry. From February 2008 to October 2010, Mr. McCabe served as our Vice President—Merchandise. Mr. McCabe sits on the board of directors of the International Association of Exhibitions and Events. Mr. McCabe has over 27 years of industry experience and holds an M.B.A. from Iona College and a B.A. from College of the Holy Cross.

Joseph Randall. Mr. Randall has served as an Executive Vice President since April 2014. From 2006 to March 2014 Mr. Randall served as our Senior Vice President—Building, Design, Healthcare, Military & Apparel. Mr. Randall has over 34 years of industry experience and holds an A.B. from the University of Georgia.

Karalynn Sprouse. Ms. Sprouse has served as an Executive Vice President since June 2014. Ms. Sprouse joined Emerald Expositions in August 2013, serving as Senior Vice President of the General Merchandise and International Sourcing Group. From 2007-2013, Ms. Sprouse served as Vice President for UBM Advanstar’s Fashion Group, MAGIC International. Prior to that, Ms. Sprouse spent 15 years in publishing, most recently she was Vice President of Advertising for the Los Angeles News Group, a division of Media News Group. Ms. Sprouse has over 22 years of experience in publications, events and trade shows.

John McGeary. Mr. McGeary joined Emerald Expositions in 2013 and has served as Senior Vice President since March 2015. Mr. McGeary is a 20-year veteran of the trade show, event and media industries. Mr. McGeary started his career in marketing and sales at Dun & Bradstreet before becoming a Sales Executive at Reed Exhibitions. Mr. McGeary was also part of the Business Development Team that produced three new events including New York Comic Con and the New York Anime Festival. Mr. McGeary also managed the Canadian office for Reed Exhibitions, which led to managing the PGA Merchandise Show in the United States and Canada. Mr. McGeary has a M.B.A. from the University of Bridgeport and his B.S. in Business Administration from Marist College.

David Gosling. Mr. Gosling serves as our Senior Vice President, General Counsel and Secretary; he joined us shortly following our acquisition by Onex in July 2013. Mr. Gosling oversees all aspects of the business of a legal or corporate nature, including merger & acquisition transactions, commercial contracts, corporate governance and Board matters, equity plans and agreements, debt agreements, financial reporting obligations and litigation. Prior to joining us, Mr. Gosling had over ten years’ experience, having worked as an attorney in private practice from 2012 to July 2013 and from 2005 through 2011 as Corporate Counsel and Business Development Manager for Oakley, Inc., prior to which he was employed by the international law firm of Latham & Watkins LLP. Mr. Gosling is a graduate of Stanford Law School in Stanford, California.

Lori Jenks. Ms. Jenks has served as Senior Vice President—Operations since April 2014. From June 2008 to March 2014 Ms. Jenks served as our Vice President—Operations. From September 2000 to May 2008, Ms. Jenks served as Group Operations Director of VNU. Ms. Jenks has over 24 years of trade show industry event/conference experience. Ms. Jenks is certified in Business Process Improvement and is a certified Six Sigma Green Belt.

Joanne Wheatley. Ms. Wheatley has served as our Senior Vice President—Marketing Services since November 2015. From June 2010 to October 2015, Ms. Wheatley served as our Vice President – Marketing Services, from July 2009 to May 2010, Ms. Wheatley served as our Vice President— Marketing and between January 2001 and June 2009, she served as our Vice President—Audience Marketing. Ms. Wheatley has over 27 years of industry experience and holds a B.S. from Fairleigh Dickinson University.

Eileen Deady. Ms. Deady has served for 10 years in positions of increasing seniority within Nielsen’s human resources department, most recently serving as our Vice President—Human Resources since September 2013. Ms. Deady oversees all aspects of the Company’s human resources and payroll functions and has over 16 years of industry experience. She holds a Bachelor’s Degree in Communications from the University of Scranton in Pennsylvania.

Konstantin (Kosty) Gilis. Mr. Gilis has been a member of the Board since June 2013, its Chairman since June 2013 and has served on the Audit Committee and the Compensation Committee of the Board. Mr. Gilis is a Managing Director at Onex, focusing on the industrial products and business services sectors. Mr. Gilis currently also serves on the board of directors of Clarivate Analytics and WireCo Worldgroup. Prior to joining Onex in 2004, Mr. Gilis worked at Willis Stein & Partners, a Chicago-based private equity firm, and was a management consultant at Bain & Company in the firm’s Toronto, Canada and Johannesburg, South Africa offices. Mr. Gilis holds an M.B.A. from Harvard Business School and a B.S. from The Wharton School of the University of Pennsylvania. Mr. Gilis’ experience in a variety of strategic and financing transactions and investments qualifies him to serve as a member of our board of directors. His high level of financial expertise is a valuable asset to our board of directors. As an executive with Onex, our controlling stockholder, he has extensive knowledge of our business.

Michael Alicea. Mr. Alicea has been a member of the Board and the Chairman of the Compensation Committee of the Board since December 2015. Mr. Alicea is presently the Executive Vice President of Global Human Resources for the Nielsen Company. Mr. Alicea is responsible for all human resources activities across the Global Business Services (GBS), Entertainment and Business Development groups at Nielsen , and, since 1995, has held a variety of leadership roles within Nielsen in human resources, communications and operations. Overall, he possesses a strong background in a broad range of human resources, communications, operations and M&A disciplines. Mr. Alicea currently serves on the Board of Directors for the Emma Bowen Foundation, which is dedicated to preparing minority youth for careers in the media industry, and is Co-Chair of Nielsen’s External Advisory Board. He holds a B.B.A in Human Resources & Organizational Management and has completed graduate coursework in Business Policy at Baruch College.

Todd Hyatt. Mr. Hyatt has been a member of the Board and the Audit Committee of the Board since December 2015. Mr. Hyatt is currently Executive Vice President and Chief Financial Officer for IHS Markit, Inc., a leading Information Services Company focused on capital intensive industries including energy, automotive and financial services. Mr. Hyatt has worked at IHS since 2005 and has also served as Senior Vice President and Chief Information Officer, Senior Vice President Financial Planning and Analysis and Chief Financial Officer for the Company’s engineering segment. Prior to joining IHS, Mr. Hyatt served as Vice President for Lone Tree Capital Management, a private equity firm. During his career, he has also worked for U S WEST / MediaOne where he was an Executive Director in the Multimedia Ventures organization and for AT&T. He started his career in public accounting, working at Arthur Young and Arthur Andersen. Mr. Hyatt holds a Masters in Management from Purdue University and a B.S. in Accounting from the University of Wyoming. Mr. Hyatt’s extensive management, financial and accounting experience enables him to provide us with strategic and financial guidance in establishing and executing on short and long-term strategic plans.

Amir Motamedi. Mr. Motamedi has been a member of the Board and has served on the Audit Committee and the Compensation Committee since June 2013. Mr. Motamedi is a Managing Director at Onex where he focuses on industrials and business services opportunities. Mr. Motamedi currently also serves on the board of directors of Clarivate Analytics. Prior to joining Onex, Mr. Motamedi worked at Goldman, Sachs & Co. Mr. Motamedi holds a B.A. and a B. Comm. from McGill University. Mr. Motamedi’s experience in a variety of strategic and financing transactions and investments qualifies him to serve as a member of our board of directors. As a Managing Director at Onex, our controlling stockholder, Mr. Motamedi has extensive knowledge of our business as well as the markets in which we operate.

Jeffrey Naylor. Mr. Naylor has been a member of the Board and the Chairman of the Audit Committee of the Board since August 2013, and has been a member of the Compensation Committee of the Board since December 2015. He has served as Managing Director of Topaz Consulting, LLC, a financial consulting firm, since he founded the company in April 2014. Prior to that, from 2004 through 2014, Mr. Naylor held multiple leadership positions with the TJX Companies, including Senior Corporate Advisor, Chief Financial Officer, Chief Administrative Officer, Chief Business Development Officer, and Senior Executive Vice President. Prior to that, he served as Chief Financial Officer of Big Lots, Inc. from 2001 to 2004. Mr. Naylor also serves on the Board of Directors of Synchrony Financial, a consumer financial services company, the Board of Directors of Save-A-Lot Food Stores, a national US-based grocery chain, the Board of Directors of Bargain Hunt, a deep discount retailer, as well as the Board of Directors of Wayfair Inc., an online destination for the home. He earned an M.B.A. and a B.A. in Economics and Political Science from the J.L. Kellogg Graduate School of Management, Northwestern University. Mr. Naylor brings his significant management, financial and accounting, as well as his other public company board experience to his role on the Board of Directors.

Emmanuelle Skala. Ms. Skala has been a member of the Board since January 2018. She is currently Vice President of Customer Service at Toast, a restaurant technology platform. At Toast, she manages all post-sales customer facing teams. From 2008 to 2013, Ms. Skala held positions of increasing seniority at Sophos Group PLC.

From 2014 to 2016, Ms. Skala served as the Vice President of Sales for Influitive, and from 2016 to 2017, she served as the Vice President of Sales and Customer Success at DigitalOcean. Ms. Skala serves on the advisory boards of multiple software as a service (SaaS) startups, including Zensight since 2015, and Rekener, Bowery Capital and Nudge.ai since 2017. She is a frequent industry speaker and blogger on SaaS sales and customer success. Ms. Skala holds an M.B.A. in Marketing and Finance from New York University’s Stern School of Business and a B.S. in Industrial Management from Carnegie Mellon University.

Board Composition

Our board of directors consists of 7 directors. In accordance with our amended and restated certificate of incorporation, our board of directors is divided into three classes with staggered three-year terms. At each annual general meeting of stockholders, the successors to directors whose terms then expire will be elected to serve from the time of election and qualification until the third annual meeting following such election. See “Risk Factors—Risks Relating to this Offering and Ownership of Our Common Stock—The interests of our controlling stockholder may conflict with your interests.”

Our directors are divided among the three classes as follows:

•	the Class I directors are Amir Motamedi and Jeffrey Naylor, and their terms will expire at the annual meeting of stockholders to be held in May 2018;
•	the Class II directors are Kosty Gilis and Todd Hyatt, and their terms will expire at the annual meeting of stockholders to be held in 2019; and
•	the Class III directors are David Loechner, Michael Alicea, and Emmanuelle Skala, and their terms will expire at the annual meeting of stockholders to be held in 2020.

The classification of the board of directors may have the effect of delaying or preventing changes in control of our company. We expect that additional directorships resulting from an increase in the number of directors, if any, will be distributed among the three classes so that, as nearly as possible, each class will consist of one-third of the directors.

Leadership Structure of the Board of Directors

Our board of directors decided to separate the roles of Chief Executive Officer and Chairman. These positions are held by David Loechner, as our Chief Executive Officer, and Kosty Gilis, as the Chairman. We believe this leadership structure is appropriate for our company due to the differences between the two roles. The Chief Executive Officer is responsible for setting our strategic direction, providing day-to-day leadership and managing our business, while the Chairman provides guidance to the Chief Executive Officer, chairs board meetings and provides information to the members of our board of directors in advance of such meetings. In addition, separating the roles of Chief Executive Officer and Chairman allows the Chairman to provide oversight of our management.

Director Independence and Controlled Company Exception

Our board of directors has affirmatively determined that Michael Alicea, Todd Hyatt, Emmanuelle Skala and Jeffrey Naylor are independent directors under the rules of the New York Stock Exchange and independent directors as such term is defined in Rule 10A-3(b)(1) under the Exchange Act.

After completion of this offering, Onex will continue to own the majority of our outstanding common stock. As a result, we will continue to be a “controlled company” within the meaning of the rules of the New York Stock Exchange. Under these rules, a “controlled company” may elect not to comply with certain corporate governance requirements, including:

•	the requirement that a majority of our board of directors consist of independent directors;
•	the requirement that we have a nominating and corporate governance committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;
•	the requirement that we have a compensation committee that is composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and
•	the requirement for an annual performance evaluation of the nominating and corporate governance committee and compensation committee.

Following this offering, we intend to continue to utilize certain of these exemptions. As a result, while our board of directors consists of a majority of independent directors, our nominating and corporate governance committee and compensation committee do not consist entirely of independent directors and such committees are not subject to annual performance evaluations. Accordingly, you do not have the same protections afforded to stockholders of companies that are subject to all of the applicable stock exchange rules. See “Risk Factors—Risks Relating to this Offering and Ownership of Our Common Stock—We are a “controlled company” within the meaning of the rules of the New York Stock Exchange and, as a result, rely on exemptions from certain corporate governance requirements.”

Committees of the Board of Directors

The board of directors has three committees: the audit committee, the compensation committee and the nominating and corporate governance committee. Our board of directors may establish other committees to facilitate the management of our business. The composition and functions of the audit committee, compensation committee and nominating and corporate governance committee are described below. Members will serve on committees until their resignation or until otherwise determined by our board of directors.

Each committee operates pursuant to a written charter, each of which is available in the investor relations section of our website at http://www.emeraldexpositions.com under “Investors—Corporate Governance.” Our website is not part of this prospectus.

Audit Committee

The members of the audit committee are Jeffrey Naylor, as Chairman, Todd Hyatt and Amir Motamedi. Each of Mr. Naylor and Mr. Hyatt qualifies as our “audit committee financial expert” within the meaning of regulations adopted by the SEC. Mr. Motamedi is not independent under Rule 10A-3 or the New York Stock Exchange listing rules. Accordingly, we are relying on the phase-in provisions of the New York Stock Exchange listing rules applicable to new public companies, and we plan to have an audit committee comprised solely of independent directors that are independent for purposes of serving on an audit committee prior to the compliance deadline of one year from our initial listing. The audit committee recommends the annual appointment and reviews the independence of our independent registered public accounting firm and reviews the scope of audit and non-audit assignments and related fees, the results of the annual audit, accounting principles used in financial reporting, internal auditing procedures, the adequacy of our internal control procedures, related party transactions and investigations into matters related to audit functions. The audit committee is also responsible for overseeing risk management on behalf of our board of directors. See “—Risk Oversight.”

Compensation Committee

The members of the compensation committee are Michael Alicea, as Chairman, Jeffrey Naylor, Kosty Gilis and Amir Motamedi. The principal responsibilities of the compensation committee are to review and approve matters involving executive and director compensation, recommend changes in employee benefit programs, authorize equity and other incentive arrangements and authorize our company to enter into employment and other employee-related agreements.

Nominating and Corporate Governance Committee

The members of the nominating and corporate governance committee are Jeffrey Naylor, as Chairman, and Kosty Gilis. The nominating and corporate governance committee assists our board of directors in identifying individuals qualified to become board members, makes recommendations for nominees for committees, and develops, recommends to the board of directors and reviews our corporate governance principles.

Compensation Committee Interlocks and Insider Participation

None of our executive officers serves, or in the past year has served, as a member of the board of directors or compensation committee (or other committee performing equivalent functions) of any entity that has one or more executive officers serving on our board of directors or compensation committee. No interlocking relationship exists between any member of the compensation committee (or other committee performing equivalent functions) and any executive, member of the board of directors or member of the compensation committee (or other committee performing equivalent functions) of any other company.

Risk Oversight

Our board of directors administers its risk oversight function primarily through the audit committee. To that end, our audit committee meets at least quarterly with our Chief Financial Officer and our independent registered public accounting firm where it receives regular updates regarding our management’s assessment of risk exposures including liquidity, credit and operational risks and the process in place to monitor such risks and review results of operations, financial reporting and assessments of internal controls over financial reporting. Our board of directors believes that its administration of risk management has not affected the board’s leadership structure, as described above.

Code of Ethics

We have adopted a code of ethics applicable to all of our directors, officers (including our principal executive officer, principal financial officer and principal accounting officer) and employees, known as the Code of Business Conduct and Ethics. The Code of Business Conduct and Ethics is available on our website at http://www.emeraldexpositions.com under “Investors—Corporate Governance.” In the event that we amend or waive certain provisions of the Code of Business Conduct and Ethics applicable to our principal executive officer, principal financial officer or principal accounting officer that requires disclosure under applicable SEC rules, we intend to disclose the same on our website. Our website is not part of this prospectus.

EXECUTIVE COMPENSATION

2017 Summary Compensation Table

The following table sets forth the portion of compensation paid to the named executive officers that is attributable to services performed during the fiscal years ended December 31, 2015, 2016 and 2017.

Name and Principal Position	Year	Salary ($)(1)	Bonus ($)(2)	Stock Awards ($)(3)	Option Awards ($)(4)	Non-Equity Incentive Plan Compensation ($)(5)	All Other Compensation ($)(6)	Total ($)
David Loechner, President and Chief Executive Officer	2017	479,009	—	—	—	451,027	62,950	992,986
	2016	423,409	—	—	—	516,606	8,366	948,381
	2015	407,892	—	—	—	547,000	7,950	962,842

Philip Evans, Chief Financial Officer and Treasurer	2017	429,011	—	413,532	—	206,721	62,950	1,112,214
	2016	373,520	—	—	—	273,723	9,000	656,243
	2015	359,208	—	—	—	246,150	7,950	613,308

Eric Lisman, Executive Vice President, Corporate Development(7)	2017	282,713	175,000	86,561	211,537	97,993	7,950	861,754
(1)	The amounts included in the “Salary” column for 2016 represent annual base salary earned by Messrs. Loechner and Evans (x) for the period beginning on January 1, 2016 and ending on April 30, 2016, at an annual rate of $412,000 and $364,000, respectively, and (y) for the period beginning on May 1, 2016 and ending on December 31, 2016, at an annual rate of $428,480 and $378,560, respectively. The amount included in the “Salary” column for 2017 for Mr. Lisman represent the pro-rated portion of his annual base salary of $350,000 for the period beginning on March 6, 2017, the date on which he became an employee of the Company and ending on December 31, 2017.
(2)	The amount in the “Bonus” column for Mr. Lisman represents the minimum amount that is payable in respect of the portion of Mr. Lisman’s annual bonus that is attributable to the Target Acquisition Bonus (as defined and described below).
(3)	The amounts in this column represent the grant date fair value of the equity award calculated in accordance with FASB ASC Topic 718. Details and assumptions used in calculating the grant date fair value of the RSU awards may be found in Note 9, “Shareholder’s Equity and Stock-Based Compensation,” to our audited consolidated financial statements included elsewhere in this prospectus.
(4)	The amounts in this column represent the grant date fair value of the equity award calculated in accordance with FASB ASC Topic 718. Details and assumptions used in calculating the grant date fair value of the option awards may be found in Note 9, “Shareholder’s Equity and Stock-Based Compensation,” to our audited consolidated financial statements included elsewhere in this prospectus.
(5)	For Messrs. Loechner and Evans, the amounts included in the “Non-Equity Incentive Plan Compensation” column represent the named executive officers’ annual performance bonuses earned under the Company’s Annual Incentive Plan, which is described below in the section entitled “Performance Based Annual Cash Incentives.” For Mr. Lisman, the amount included in the “Non-Equity Incentive Plan Compensation” column represents the sum of (i) $51,500, the portion of the Target Acquisition Bonus earned in 2017 in excess of the amount reported in the “Bonus” column and (ii) $46,493 earned under the Company’s Annual Incentive Plan based on achievement of Adjusted EBITDA and revenue targets consistent with those that apply to Messrs. Loechner and Evans. Pursuant to the terms of his letter agreement, as part of his 2017 Target Acquisition Bonus, Mr. Lisman will also be entitled to a payment of $37,750 following the end of each of 2018 and 2019, subject to Mr. Loechner’s and Mr. Evans’ determination that the relevant acquired targets have performed during such period in a manner consistent with the financial objective presented at the time of acquisition.
(6)	The amounts included in the “All Other Compensation” column represent, (i) matching contributions made to our 401(k) Savings Plan on behalf of Messrs. Loechner, Evans and Lisman in the amount of $7,950 each and (ii) the first installment of the Special Acquisition Bonus (as described below) in the amount of $55,000 for each of Messrs. Loechner and Evans. For each of Messrs. Loechner and Evans, subject to adjustment per the terms of his employment agreement, as described below, the second installment of the Special Acquisition Bonus earned in 2017 will be paid in February 2019 and is not reported in the Summary Compensation Table for 2017.
(7)	Mr. Lisman commenced employment with the Company on March 6, 2017.

Narrative Disclosure to Summary Compensation Table

Elements of Compensation

In 2017, we compensated our named executive officers through a combination of base salary and annual cash incentives.

Base Salary

The 2016 base salaries for each of Messrs. Loechner and Evans were set by the Compensation Committee (the “Committee”) and increased effective May 1, 2016 pursuant to merit increases as determined by the Committee to be appropriate in light of the named executive officers’ contributions to the Company. Base salaries for our named executive officers are typically reviewed by the Committee on an annual basis. Effective as of January 1, 2017, the base salaries for Messrs. Loechner and Evans were increased to $480,000 and $430,000, respectively. Pursuant to the terms of his letter agreement with the Company dated February 1, 2017 (the “Lisman Letter Agreement”), Mr. Lisman’s base salary is $350,000, which was increased to $385,000 effective as of January 1, 2018.

Performance Based Annual Cash Incentives

In respect of performance during 2017, each of our named executive officers was eligible to receive an annual cash bonus under the Company’s 2017 Annual Incentive Plan (the “Annual Incentive Plan”), which is administered by the Committee. Under the Annual Incentive Plan for 2017, the amount of the bonuses payable depends on achievement of specified Adjusted EBITDA and revenue targets. Pursuant to the terms of the Annual Incentive Plan, with respect to the Adjusted EBITDA and revenue goals, the Company must achieve at least 90% of the performance metric’s target level in order for the participant to earn a payout of 50% of the participant’s target payout amount, and participants may earn a maximum payout of 400% of the participant’s target payout amount for that metric if performance achieved is at least 130% of the performance metric’s target level. No payout with respect to either of the Adjusted EBITDA or revenue metrics is to be made if achievement is less than 90% of the metric’s target level.

For 2017, the Company’s threshold, target and maximum (i) Adjusted EBITDA goals were $150.0 million, $166.7 million and $216.7 million, respectively, and (ii) revenue goals were $324.4 million, $360.4 million and $468.6 million, respectively. The Committee determined that the Company had achieved 94.8% of the target Adjusted EBITDA goal and 95.9% of the target revenue goal, in each case following certain nonmaterial adjustments to the performance goals determined to be appropriate by the Committee in light of certain unfavorable launches and minor adjustments to initial performance assumptions. Based on these levels of achievement, the payout percentages in respect of the revenue and Adjusted EBITDA components, for 2017 were 73.8% and 79.3%, respectively, resulting in an overall payout percentage of 75.2%. For the purposes of measuring achievement under the Annual Incentive Plan, “Adjusted EBITDA”, as used in this section, is calculated as Adjusted EBITDA as discussed elsewhere in this prospectus excluding the results of certain 2017 acquisitions.

Mr. Loechner was eligible to earn a target bonus of $600,000 based upon achievement of Company revenue and Adjusted EBITDA targets, weighted 25% and 75%, respectively. Mr. Evans was eligible to earn a target bonus of $275,000 based upon achievement of Company revenues and Adjusted EBITDA targets, weighted 25% and 75%, respectively.

Pursuant to the terms of the Lisman Letter Agreement, Mr. Lisman was eligible to earn a target annual bonus of $350,000 consisting of (x) a target acquisition bonus of $250,000 (“Target Acquisition Bonus”, and actual bonus payout thereunder, the “Acquisitions Bonus”) and (y) a target bonus of $75,000 (prorated to $61,849 for 2017 based on his employment commencement date of March 6, 2017) based upon achievement of Company revenues and Adjusted EBITDA targets, weighted 25% and 75%, respectively. The Target Acquisition Bonus is achieved based upon the Company’s aggregate commitment in acquisition spend of at least $60 million in a calendar year, following which Mr. Lisman will be entitled to a minimum Acquisition Bonus of $175,000 and a maximum Acquisition Bonus of $475,000, with the final amount of the Acquisition Bonus to be determined in good faith by Mr. Loechner and Mr. Evans after their consideration of factors such as the aggregate acquisition spend and the number of transactions closed in such calendar year. Twenty-five percent of the Acquisition Bonus will remain subject to further adjustment by Mr. Loechner and Mr. Evans (with input from the Committee) based upon the performance of the targets acquired during the applicable calendar year, and will be paid in two equal installments, with one half (i.e. 12.5% of the Acquisitions Bonus, subject to adjustments as described in the foregoing) at the end of each of the two calendar years following the calendar year to which the acquisition spend relates. For 2017, Mr. Lisman’s performance goal relating to the Target Acquisitions Bonus was determined to have been met such that he received a payment equal to $226,500 on February 17, 2018, and will be entitled to a payment of $37,750 following the end of each of 2018 and 2019, subject to Mr. Loechner’s and Mr. Evans’ determination that the relevant acquisitions have performed during such period in a manner consistent with the financial objective presented at the time of acquisition.

Long Term Incentives

We previously maintained the 2013 Plan for the purpose of granting options to acquire common stock to our employees, including Messrs. Loechner and Evans. We believe that the granting of long-term equity compensation is important to ensure that the interests of management align with those of our stockholders. Prior to our initial public offering, we periodically granted equity awards in the form of stock options, with the last grants to Messrs. Loechner and Evans under the 2013 Option Plan made in 2014.

In connection with our initial public offering, the Board adopted and our stockholders approved the Emerald Expositions Events, Inc. 2017 Omnibus Equity Plan (the “2017 Plan”), under which equity awards may be made in respect of 5,000,000 shares of common stock of the Company. Under the 2017 Plan, awards may be granted in the form of options, restricted stock, restricted stock units, stock appreciation rights, dividend equivalent rights, share awards and performance-based awards (including performance share units and performance-based restricted stock). Following our initial public offering, all long-term equity compensation awards have been and will be made under the 2017 Incentive Plan.

In connection with his commencement of employment with the Company, on September 21, 2017 Mr. Lisman received a grant of 3,820 restricted stock units in respect of our common stock (“RSUs”) and 38,200 stock options under the 2017 Plan that are scheduled to vest in 25% increments on each of the first four anniversaries of the date of hire. On June 9, 2017, Mr. Evans received a grant of 19,048 RSUs under the 2017 Plan that are scheduled to vest in 33 1/3% increments on each of the first three anniversaries of the date of grant. On January 22, 2018, each of our named executive officers received a grant of RSUs (13,587, 6,793 and 5,231 for Messrs. Loechner, Evans and Lisman, respectively) and stock options (138,889, 69,444, 53,472 for Messrs. Loechner, Evans and Lisman, respectively), each of which are scheduled to vest in 25% increments on each of the first four anniversaries of the date of grant. Notwithstanding the foregoing, each named executive officer's then-unvested RSUs and stock options shall become fully vested upon a Change in Control, subject to his continued employment through the date of such Change in Control (as defined in the 2017 Plan).

Agreements with Named Executive Officers

David Loechner

On June 17, 2013, the Company entered into an agreement with Mr. Loechner to serve as Chief Executive Officer of the Company which was amended and restated on March 30, 2017 (the “CEO Agreement”), which provides for an initial five-year term that commenced on January 1, 2017, subject to automatic one-year renewal terms thereafter unless either party provides at least 30 days’ advance written notice prior to the end of the then current term of its intent not to renew the term. The CEO Agreement provides that Mr. Loechner would receive an annual base salary of $480,000, subject to increase (but not decrease) at the discretion of the Board (or committee thereof) and would be eligible to receive an annual bonus, with a target annual bonus equal to $600,000, subject to satisfaction of performance goals set annually by the Board. The CEO Agreement also provides that Mr. Loechner would be eligible to participate in all benefit programs for which other senior executives of the Company are generally eligible. In addition, the CEO Agreement provided for severance payments upon certain terminations of employment, as described below under “Payments upon Certain Events of Termination or Change in Control.” The CEO Agreement provides that the executive would be subject to a perpetual confidentiality covenant and that both the Company and the executive would be subject to a perpetual non-disparagement covenant.

Philip Evans

On July 14, 2014, the Company entered into an agreement with Mr. Evans to serve as Chief Financial Officer of the Company which was amended and restated on March 30, 2017 (the “CFO Agreement”), which provides for an initial five-year term that commenced on January 1, 2017, subject to automatic one-year renewal terms thereafter unless either party provides at least 30 days’ advance written notice prior to the end of the then current term of its intent not to renew the term. The CFO Agreement provides that Mr. Evans would receive an annual base salary of $430,000, subject to increase (but not decrease) at the discretion of the Board (or committee thereof) and would be eligible to receive an annual bonus, with a target annual bonus equal to $275,000, subject to satisfaction of performance goals set annually by the Board. The CFO Agreement also provides that Mr. Evans would be eligible to participate in all benefit programs for which other senior executives of the Company are generally eligible. In addition, the CFO Agreement provided for severance payments upon certain terminations of employment, as described below under “Payments upon Certain Events of Termination or Change in Control.” The CFO Agreement provides that the executive is subject to a perpetual confidentiality covenant and that both the Company and the executive would be subject to a perpetual non-disparagement covenant.

Special Acquisition Bonuses (David Loechner and Philip Evans)

Each of the CEO Agreement and the CFO Agreement provide that the named executive officer is eligible to receive a special acquisition bonus (the “Special Acquisition Bonus”) in an amount equal to $100,000 based on the Company’s successful acquisition during the calendar year of “Acquired EBITDA” (as defined below) of at least

$8 million, with the amount of the Special Acquisition Bonus subject to adjustment by the Board to the extent Acquired EBITDA in any calendar year is greater or less than the Acquired EBITDA target. Notwithstanding the foregoing, if Acquired EBITDA is equal to or greater than $4 million, the minimum Special Acquisition Bonus shall be $50,000. Any Special Acquisition Bonus shall be payable in two equal annual installments after the end of the first and second calendar year following the calendar year in respect of which the Special Acquisition Bonus has been earned (with each installment to be paid at the same time that annual bonuses are customarily paid for such year); provided, that, to the extent the actual “EBITDA” (as defined below) added by the businesses acquired in any calendar year is, in the aggregate, more or less than the Acquired EBITDA target, the Board may in its discretion adjust the amount of (or, if necessary, eliminate) the second installment of the Special Acquisition Bonus to which the acquisition of such businesses relates. For purposes of the foregoing, “Acquired EBITDA” means the pro forma earnings before interest, tax, depreciation and amortization (“EBITDA”) expected to be added to the Company’s EBITDA in the calendar year following the calendar year of the relevant acquisition, as calculated by the Board in its reasonable discretion. The Committee determined on February 8, 2018, that for each of Messrs. Loechner and Evans, that the Special Acquisition Bonus was earned in an amount equal to $110,000. The first installment of the Special Acquisition Bonus was paid to each of Messrs. Loechner and Evans on February 17, 2018.

Eric Lisman

On February 1, 2017, the Company entered into a letter agreement with Eric Lisman which provides for an initial annual base salary of $350,000 which is subject to automatic increase (x) effective as of January 1, 2018, to $385,000 and (y) effective as of January 1, 2019, to $423,500 and (z) following the January 1, 2019 increase, in a manner consistent with those applied to other members of the senior management team. The letter agreement also provides that Mr. Lisman is eligible for an annual bonus as described above under the heading “Performance Based Annual Cash Incentives.” The letter agreement also provides that Mr. Lisman would be eligible to participate in all benefit programs for which other senior executives of the Company are generally eligible. Mr. Lisman is also entitled to a stipend of $1,500 per month to cover reasonable costs associated with the maintenance of his home-based office which will serve as his principal place of employment (including, without limitation, rent, utilities, mobile telephone, data plan and office supplies). Mr. Lisman will not at any time be required by the Company to relocate his principal place of employment without his consent. In addition, the letter agreement provides for severance payments upon certain terminations of employment, as described below under “Payments upon Certain Events of Termination or Change in Control.” The letter agreement provides that the executive would be subject to a noncompetition covenant during the term of employment and the one-year period following termination of employment. Pursuant to the terms of his equity award agreements, Mr. Lisman is subject to a perpetual confidentiality covenant, and noncompetition and nonsolicitation covenants during the term of employment and the one-year period following termination of employment.

Outstanding Equity Awards at 2017 Fiscal Year-End

The following table summarizes the number of securities underlying the equity awards held by each of the named executive officers as of the fiscal year ended December 31, 2017.

	Option Awards					Stock Awards
Name	Number of securities underlying unexercised options exercisable	Number of securities underlying unexercised options unexercisable(1)		Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested(2)	Market value of shares or units of stock that have not vested ($)(11)
David Loechner	766,000	191,500	(3)	8.00	7/19/2023	—	—
	353,000	88,250	(3)	12.00	7/19/2023	—	—
	353,000	88,250	(3)	16.00	7/19/2023	—	—
	18,000	12,000	(4)	8.00	2/26/2024	—	—
	108,750	72,500	(5)	8.00	4/22/2024	—	—
	54,375	36,250	(5)	12.00	4/22/2024	—	—
	54,375	36,250	(5)	16.00	4/22/2024	—	—
	17,100	11,400	(6)	10.40	12/15/2024	—	—
	8,550	5,700	(6)	12.00	12/15/2024	—	—
	8,550	5,700	(6)	16.00	12/15/2024	—	—

	Option Awards					Stock Awards
Name	Number of securities underlying unexercised options exercisable	Number of securities underlying unexercised options unexercisable(1)		Option exercise price ($)	Option expiration date	Number of shares or units of stock that have not vested(2)		Market value of shares or units of stock that have not vested ($)(11)
Philip Evans	226,000	56,500	(7)	8.00	11/6/2023	—		—
	98,000	24,500	(7)	12.00	11/6/2023	—		—
	98,000	24,500	(7)	16.00	11/6/2023	—		—
	9,000	6,000	(4)	8.00	2/26/2024	—		—
	38,475	25,650	(5)	8.00	4/22/2024	—		—
	19,200	12,800	(5)	12.00	4/22/2024	—		—
	19,200	12,800	(5)	16.00	4/22/2024	—		—
	25,650	17,100	(6)	10.40	12/15/2024	—		—
	12,825	8,550	(6)	12.00	12/15/2024	—		—
	12,825	8,550	(6)	16.00	12/15/2024	—		—
	—	—		—	—	19,048	(8)	387,436
Eric Lisman	0	38,200	(9)	22.66	09/21/2027	—		—
	—	—		—	—	3,820	(10)	77,699
(1)	The options shown in this column will become fully vested in the event of a change in control ((x) for Messrs. Loechner and Evans, as defined in the 2013 Option Plan and (y) for Mr. Lisman, as defined in the Omnibus Equity Plan).
(2)	The RSUs shown in this column will become fully vested in the event of a Change in Control (as defined in the Omnibus Equity Plan).
(3)	The options shown in this row were granted with a five-year vesting schedule, and will continue to vest in one remaining installment on July 19, 2018.
(4)	The options shown in this row were granted with a five-year vesting schedule, and will continue to vest in two remaining equal installments on February 26, 2018 and February 26, 2019.
(5)	The options shown in this row were granted with a five-year vesting schedule, and will continue to vest in two remaining equal installments on April 22, 2018 and April 22, 2019.
(6)	The options shown in this row were granted with a five-year vesting schedule, and will continue to vest in two remaining equal installments on December 15, 2018 and December 15, 2019.
(7)	The options shown in this row were granted with a five-year vesting schedule, and will continue to vest in one remaining installment on November 6, 2018.
(8)	The RSUs shown in this row were granted with a three-year vesting schedule, and will continue to vest in three installments on June 9, 2018, June 9, 2019 and June 9, 2020.
(9)	The options shown in this row were granted with a four-year vesting schedule, and will continue to vest in four installments on March 6, 2018, March 6, 2019, March 6, 2020 and March 6, 2021.
(10)	The RSUs shown in this row were granted with a four-year vesting schedule, and will continue to vest in four installments on March 6, 2018, March 6, 2019, March 6, 2020 and March 6, 2021.
(11)	The amount shown in this column is based on the fair market value of a share of the Company’s common stock at the close of market on the New York Stock Exchange on December 29, 2017 ($20.34).

Additional Narrative Disclosure

Retirement Benefits

We maintain a tax-qualified Section 401(k) retirement savings plan that provides for employee contributions and employer matching contributions equal to 50% of salary deferrals up to 6% of a participant's compensation. Our named executive officers are eligible to participate in our tax-qualified Section 401(k) retirement savings plan on the same basis as other employees who satisfy the plan's eligibility requirements, including requirements relating to age and length of service. Under this plan, participants may elect to make pre-tax contributions not to exceed the applicable statutory income tax limitation, which, subject to certain exceptions, was $18,000 for calendar year 2017. Participants are fully vested in their own contributions and vest in the company matching contributions after three years of service.

Our compensation program does not include any other material benefits or perquisites for our named executive officers.

Payments upon Certain Events of Termination or Change in Control

Pursuant to the terms of the Employment Agreements, Messrs. Loechner and Evans are entitled to receive certain payments in connection with certain termination events.

In the event of a termination of employment for any reason, each of Messrs. Loechner and Evans is entitled to payment of any earned but unpaid base salary, unused vacation days, other vested benefits in accordance with the applicable employee benefit plan, unreimbursed business expenses and (except in the case of a termination by the Company for cause, by the executive without good reason or other than due to death or disability (as defined in the applicable Employment Agreement)) earned but unpaid annual bonus for fiscal years completed prior to the termination date.

In addition, upon a termination of employment other than for cause, death, or disability, or upon a termination for good reason, and subject to the execution and non-revocation of a general release of claims against the Company, each of Messrs. Loechner and Evans is entitled to receive over the 12-month period following termination of employment (the “Severance Period”) (x) severance payments in an amount equal to the sum of annual base salary and target bonus opportunity and (y) to the extent permitted pursuant to the applicable plans, continuation on the same terms as an active employee for himself and his dependents of medical insurance benefits, provided, however, that such benefits continuation shall cease if the executive becomes eligible for medical benefits from a subsequent employer prior to the end of the Severance Period. If the Company is unable to obtain the coverage described in the foregoing sentence, during the Severance Period, the Company shall pay the executive a monthly payment equal to the monthly amount the Company would have paid had the executive continued participation in the Company’s medical plan. Upon a termination of employment due to the executive’s death or disability, each of Messrs. Loechner and Evans is entitled to receive a cash amount equal to his pro-rata bonus for the year of termination. In addition, pursuant to the Employment Agreements, in the event of a termination other than for cause, death or disability, or by the executive for good reason (in each case, as defined in the Employment Agreement), in addition to the severance payments and benefits they would have been entitled to under the Employment Agreements as described above, each of Messrs. Loechner and Evans would be entitled to payment of the Special Acquisition Bonus.

Pursuant to the terms of the applicable option agreements, in the event of a change in control (as defined in the 2013 Plan), each of Mr. Loechner’s and Mr. Evan’s outstanding options shall vest in full and become fully exercisable.

Mr. Lisman’s letter agreement provides that upon a termination other than for cause, subject to his execution and delivery of a release of claims against the Company, he will be entitled to (i) base salary continuation for the 12-month period following termination (ii) a lump sum payment equal to the annual target bonus equal to $350,000, (iii) continuation of employee health benefits for the 12-month period following termination, (iv) payment of any annual bonus amounts earned in earlier years and scheduled for future payment and (v) a pro-rated annual bonus target amount (pro-rated to reflect the percentage of the calendar year that has lapsed as of the date of termination).

Pursuant to the terms of the option agreement and RSU agreement, in the event of a change in control (as defined in the Omnibus Equity Plan), Mr. Lisman’s outstanding options and RSUs shall vest in full and become fully exercisable (as applicable).

In addition, Messrs. Loechner and Evans are each party to a deal success bonus agreement (each, a “Sale Bonus Agreement”) with the Company which provides for payment of a deal success bonus in the event of a Sale (as defined in the Sale Bonus Agreement) in the amount of $700,000 for each of Messrs. Loechner and Evans (each, a “Sale Bonus”), which Sale Bonus shall be paid (x) 50% within ten days of the closing of a Sale and (y) 50% on the earlier to occur of (i) the six-month anniversary of the closing of a sale and (ii) the executive’s termination of employment without cause (as defined in the Sale Bonus Agreement). If the executive’s employment is terminated prior to the Sale closing date for any reason, the executive will not be entitled to any portion of the Sale Bonus. If the executive’s employment is terminated for any reason (other than by the Company without cause) following a Sale but prior to the six-month anniversary of the Sale closing date, the executive shall not be entitled to the portion of the Sale Bonus described in clause (y) above.

2017 Director Compensation

For 2017, the Company’s outside directors, Messrs. Alicea, Hyatt and Naylor, each received an annual retainer of $100,000 for their service on the Board, with $50,000 paid in cash and $50,000 in shares of Company stock. In addition, Mr. Hyatt received an Audit Committee member retainer of $10,000. Messrs. Alicea and Naylor each received further retainers of $15,000 and $25,000, respectively, for their service as chairpersons of the Compensation and Audit Committees, respectively.

Shown below is information regarding the compensation for each member of the Board for year ended December 31, 2017, other than the compensation for Mr. Loechner which is reported above in the Summary Compensation Table. Ms. Skala joined the Board effective January 1, 2018 and therefore is not reflected in the table below.

Name	Fees Earned or Paid in Cash ($)	Stock Awards ($)		Total ($)
Kosty Gilis	—	—		—
David Loechner	—	—		—
Amir Motamedi	—	—		—
Michael Alicea(1)	$65,000	$50,000	(3)	$115,000
Todd Hyatt	60,000	50,000	(3)	110,000
Jeffrey Naylor(2)	75,000	50,000	(3)	125,000
(1)	As of December 31, 2017, Mr. Alicea held 14,500 outstanding options, of which 1,550 were vested.
(2)	As of December 31, 2017, Mr. Naylor held 43,750 outstanding options, of which 32,500 were vested.
(3)	This amount reflects the aggregate grant date fair value of the 2,875 shares received by each of Messrs. Naylor, Alicea and Hyatt during 2017.

IRS Code Section 162(m)

Section 162(m) of the Internal Revenue Code of 1986, as amended (“Section 162(m)”), as recently amended by the Tax Cuts and Jobs Act of 2017, applies to certain corporations, including corporations with publicly traded securities, and, generally, disallows the corporation from taking a tax deduction for individual compensation exceeding $1 million in any taxable year paid to the Chief Executive Officer, Chief Financial Officer and the next three mostly highly compensated officers (and those who have previously been covered by the Section 162(m) rules). As amended, Section 162(m) no longer provides an exception to the deductibility limitations for “performance-based” compensation, except for certain grandfathered arrangements under the transition rules. In addition, Section 162(m) also includes transition provisions for companies that become publicly-held through an initial public offering process that may apply for a period of approximately three years following the consummation of the initial public offering of the Company with respect to certain compensation arrangements that were entered into before such initial public offering. The Company is currently within this transition period and will consider the impact of Section 162(m) in the future when the transition period expires.

PRINCIPAL AND SELLING STOCKHOLDERS

The following table sets forth information regarding the beneficial ownership of our common stock as of March 2, 2018, and as adjusted to reflect the sale of our common stock in this offering, by:

•	each person or entity who is known by us to beneficially own more than 5% of our common stock;
•	each of our directors;
•	each of our named executive officers;
•	all of our directors and executive officers as a group; and
•	each selling stockholder.

The ownership percentages before and after the completion of this offering are based on 72,782,563 shares of common stock outstanding as of March 2, 2018, plus, in each case, the number of shares of common stock such stockholder has the right to acquire, including through the exercise of options, within 60 days of March 2, 2018. The 72,782,563 shares outstanding as of March 2, 2018 does not give effect to any shares issued as a result of the exercise of options or vesting of RSUs between March 2, 2018 and the date of this prospectus.

Information with respect to beneficial ownership has been furnished to us by each director, executive officer or stockholder listed in the table below. The amounts and percentages of our common stock beneficially owned are reported on the basis of rules of the SEC governing the determination of beneficial ownership of securities. Under these rules, a person is deemed to be a “beneficial owner” of a security if that person has or shares “voting power”, which includes the power to vote or direct the voting of such security, or “investment power”, which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days after March 2, 2018 including any shares of our common stock subject to an option that is currently exercisable or will be exercisable within 60 days after March 2, 2018. More than one person may be deemed to be a beneficial owner of the same securities.

Unless otherwise indicated below, to our knowledge, all persons listed below have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. Unless otherwise indicated below, the address for each person or entity listed below is c/o Emerald Expositions Events, Inc., 31910 Del Obispo Street, San Juan Capistrano, California 92675.

	Prior to this Offering		Shares to be Sold in this Offering		After this Offering
			Assuming No Exercise of Underwriters’ Option	Assuming Full Exercise of Underwriters’ Option	Assuming No Exercise of Underwriters’ Option		Assuming Full Exercise of Underwriters’ Option
	Number of Shares Beneficially Owned				Number of Shares Beneficially Owned		Number of Shares Beneficially Owned
Name of Beneficial Owner and Selling Stockholder	Number of Shares	Percentage of Shares	Number of Shares	Number of Shares	Number of Shares	Percentage of Shares	Number of Shares	Percentage of Shares
5% Stockholders
Onex(1)	53,808,332	73.9%	6,000,000	6,900,000	47,808,332	65.7%	46,908,332	64.5%
FMR LLC(2)	6,926,245	9.5%	—	—	6,926,245	9.5%	6,926,245	9.5%
Named Executive Officers and Directors
David Loechner(3)	1,633,071	2.2%	—	—	1,633,071	2.5%	1,633,071	2.2%
Philip Evans(4)	640,300	*	—	—	640,300	*	640,300	*
Eric Lisman(5)	10,505	*	—	—	10,505	*	10,505	*
Kosty Gilis(6)	—	—	—	—	—	—	—	—
Amir Motamedi(6)	—	—	—	—	—	—	—	—
Jeffrey Naylor(7)	86,375	*	—	—	86,375	*	86,375	*
Michael Alicea(8)	17,600	*	—	—	17,600	*	17,600	*
Todd Hyatt	6,750	*	—	—	6,750	*	6,750	*
Emmanuelle Skala	—	*	—	—	—	*	—	*
All executive officers and directors as a group (16 persons)(9)	3,832,734	5.2%	—	—	3,832,734	5.2%	3,832,734	5.2%
*	Represents beneficial ownership of less than 1% of our outstanding common stock.

(1)	Includes: (i) 37,888,227 shares of common stock held of record by Onex Partners III LP, (ii) 1,574,970 shares of common stock held of record by Onex Partners III GP LP (iii) 483,856 shares of common stock held of record by Onex US Principals LP, (iv) 480,377 shares of common stock held of record by Onex Partners III PV LP, (v) 12,720,972 shares of common stock held of record by Onex Expo SARL, (vi) 121,847 shares of common stock held of record by Onex Partners III Select LP, and (vii) 538,083 shares of common stock held of record by Onex Advisor Subco III LLC. In the offering, Onex Partners III LP, Onex Partners III GP LP, Onex US Principals LP, Onex Partners III PV LP, Onex Expo SARL, Onex Partners III Select LP and Onex Advisor Subco III LLC, will sell 4,224,799, 175,620, 53,953, 53,565, 1,418,476, 13,587, and 60,000 shares of common stock, respectively. If the underwriters exercise their option to purchase additional shares in full, Onex Partners III LP, Onex Partners III GP LP, Onex US Principals LP, Onex Partners III PV LP, Onex Expo SARL, Onex Partners III Select LP and Onex Advisor Subco III LLC will sell an additional 633,720, 26,343, 8,093, 8,035, 212,771, 2,038, and 9,000 shares of common stock, respectively. Onex Corporation, a corporation whose subordinated voting shares are traded on the Toronto Stock Exchange, and/or Mr. Gerald W. Schwartz, may be deemed to beneficially own the common stock held by (a) Onex Partners III LP, through Onex Corporation’s indirect ownership or control of Onex Partners Manager GP ULC, the general partner of Onex Partners Manager LP, the agent of Onex Partners III GP LP, the general partner of Onex Partners III LP, (b) Onex Partners III GP LP, through Onex Corporation’s ownership of all of the equity of Onex Partners GP Inc., the general partner of Onex Partners III GP LP, (c) Onex US Principals LP, through Onex Corporation’s ownership of all of the equity of Onex American Holdings II LLC, which owns all of the equity of Onex American Holdings GP LLC, the general partner of Onex US Principals LP, (d) Onex Partners III PV LP, through Onex Corporation’s indirect ownership or control of Onex Partners Manager GP ULC, the general partner of Onex Partners Manager LP, the agent of Onex Partners III GP LP, the general partner of Onex Partners III PV LP, (e) Onex Expo SARL, through Onex Corporation’s ownership of all of the equity of Onex American Holdings II LLC, which owns all of the equity of (i) Onex American Holdings Subco LLC, which in turn holds all of the equity of OAH Wind LLC, which owns approximately 95% of the outstanding equity of Onex Expo SARL, and (ii) all of the outstanding equity of each of Expo EI LLC and Expo EI II LLC which, through their collective ownership of Expo EI III LLC, own the remaining outstanding equity of Onex Expo SARL, (f) Onex Partners III Select LP, through Onex Corporation’s indirect ownership or control of Onex Partners Manager GP ULC, the general partner of Onex Partners Manager LP, the agent of Onex Partners III GP LP, the general partner of Onex Partners III Select LP; and (g) Onex Advisor Subco III LLC, through Gerald W. Schwartz’s indirect control of 1597257 Ontario Inc., which owns all of the voting equity of New PCo II Investments Ltd., which owns all of the equity interest of Onex Advisor Subco LLC which in turn owns all of the equity of Onex Advisor Subco III LLC. Mr. Gerald W. Schwartz, the Chairman, President and Chief Executive Officer of Onex Corporation, indirectly owns shares representing a majority of the voting rights of the shares of Onex Corporation and as such may be deemed to beneficially own all of the common stock beneficially owned by Onex Corporation. Mr. Schwartz disclaims such beneficial ownership. The address for Onex Corporation and Mr. Schwartz is 161 Bay Street, Toronto, ON M5J 2S1.
(2)	The information regarding FMR LLC (“FMR”) is based solely on information included in the Schedule 13G/A filed by FMR with the SEC on February 13, 2018. The Schedule 13G/A states that Abigail P. Johnson, Director, Chairman and Chief Executive Officer of FMR and various members of the Johnson family, through their ownership of 49% of the FMR voting common stock and the execution of a shareholders’ voting agreement, may be deemed, under the Investment Company Act of 1940, to form a controlling group with respect to FMR. The Schedule 13G/A also states that neither FMR nor Ms. Johnson has the sole power to vote or direct the voting of the shares owned directly by the various investment companies registered under the Investment Company Act (“Fidelity Funds”) advised by Fidelity Management & Research Company (“FMR Co”), a wholly owned subsidiary of FMR, which power resides with the Fidelity Funds’ Boards of Trustees. FMR Co carries out the voting of the shares under written guidelines established by the Fidelity Funds’ Boards of Trustees. FMR reported its address as 245 Summer Street, Boston, Massachusetts 02210.
(3)	Includes 1,455,571 shares of common stock issuable upon the exercise of currently vested options and 72,500 shares of common stock issuable upon the exercise of options exercisable within 60 days of March 2, 2018.
(4)	Includes 562,175 shares of common stock issuable upon the exercise of currently vested options and 25,625 shares of common stock issuable upon the exercise of options exercisable within 60 days of March 2, 2018.
(5)	Includes 10,505 shares of common stock issuable upon the exercise of options exercisable and RSUs vesting within 60 days of March 2, 2018.
(6)	Does not include shares of common stock held by funds managed by an affiliate of Onex Corporation. Mr. Gilis and Mr. Motamedi are directors of Emerald Expositions. Mr. Gilis and Mr. Motamedi are both managing directors of Onex Corporation. Mr. Gilis and Mr. Motamedi do not have voting or investment power with respect to the shares held by such funds.
(7)	Includes 35,000 shares of common stock issuable upon the exercise of currently vested options.
(8)	Includes 3,100 shares of common stock issuable upon the exercise of currently vested options.
(9)	Includes 3,260,241 shares of common stock issuable upon the exercise of currently vested options and 153,850 shares of common stock issuable upon the exercise of options exercisable within 60 days of March 2, 2018.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Relationships and Related Party Transactions

The following disclosures represent summaries of certain provisions of our agreements with related parties, and are qualified in their entirety by reference to all of the provisions of such agreements. Because these descriptions are only summaries of the applicable agreements, they do not necessarily contain all of the information that you may find useful. Copies of certain of the agreements have been filed as exhibits to the registration statement of which this prospectus is a part or with our periodic reports filed with the SEC, and are available electronically on the website of the SEC at www.sec.gov.

Stockholders’ Agreement

Various Onex entities and certain members of our management and our board of directors who have invested in our common stock entered into a stockholders’ agreement, dated July 19, 2013, with respect to such investment (the “Stockholders’ Agreement”). Prior to the IPO, the Stockholders’ Agreement contained, among other things, certain restrictions on the parties’ ability to freely transfer shares of our common stock. In addition, Onex had the right to designate two members of our board of directors, and to approve other members of our board of directors. The Stockholders’ Agreement also provided that Onex-appointed directors may have a greater number of votes than other members of our board of directors; however, the Stockholders’ Agreement provided that Onex had the right to waive any or all of such rights. The Stockholders’ Agreement also provided for certain tag-along rights, drag-along rights and preemptive rights. In connection with the IPO, Onex and the Company amended the Stockholders’ Agreement to eliminate Onex’ board designation, super-voting, tag-along, drag-along and preemptive rights.

Registration Rights Agreement

We, Onex and certain of our executive officers also entered into a registration rights agreement dated July 19, 2013, as amended, in connection with the Onex Acquisition. Pursuant to the registration rights agreement, and subject to the terms of the lock-up agreement they have entered into with the representatives of the underwriters, holders of approximately 49.3 million shares of our common stock following the offering will have the right to require us to register their shares under the Securities Act under specified circumstances. After registration pursuant to these rights, in most cases these shares will become freely tradable without restriction under the Securities Act.

Demand Registrations

Subject to certain restrictions, we have agreed that, upon request, we will register all or a portion of Onex’ common stock for sale under the Securities Act. We will effect the registration as requested in writing by Onex, unless in the good faith judgment of our board of directors, such registration would materially and adversely interfere with certain transactions involving the Company and should be delayed. Onex has the right to demand that we file a registration statement pursuant to these demand provisions on up to five occasions on Form S-1; however, Onex is entitled to make an unlimited number of demands for registration on Form S-3 if and when we become eligible to use such form.

Piggyback Registrations

In addition, if at any time we register any shares of our common stock (other than pursuant to registrations on Form S-4 or Form S-8), Onex and certain other holders of shares of our common stock having registration rights are entitled to prior notice of the registration and to include all or a portion of their common stock in the registration.

Employment Agreements

On June 17, 2013, we entered into an employment agreement with our Chief Executive Officer and on July 14, 2014, we entered into an employment agreement with our Chief Financial Officer, each of which were amended and restated on March 30, 2017. See “Executive Compensation—Agreements with Named Executive Officers.” From time to time, we may also enter into employment agreements or compensation arrangements with other senior management or key employees.

Management Agreement

On June 17, 2013, we entered into a management agreement with Onex, pursuant to which we paid Onex a total $0.1 million for the year ended December 31, 2015, for certain services provided by them to us in connection with certain acquisitions, including out-of-pocket expenses. For each of the years ended December 31, 2016 and 2015, we also paid an annual management fee of $0.8 million to Onex pursuant to the management agreement for certain management services performed by Onex on our behalf, as well as certain out-of-pocket expenses incurred in connection with the performance of such services. The management agreement was terminated in connection with the IPO. We paid $0.2 million to Onex pursuant to the management agreement in 2017 representing the payment for the first quarter of 2017.

Indemnification Agreements

In connection with the IPO, we entered into indemnification agreements with each of our directors and our officers named under “Management—Executive Officers, Significant Employees and Directors”. These indemnification agreements provide those directors and officers with contractual rights to indemnification and expense advancement which are, in some cases, broader than the specific indemnification provisions contained under Delaware law. Our obligations pursuant to such agreements are not subject to any cap. We believe that these indemnification agreements are, in form and substance, substantially similar to those commonly entered into in transactions of like size and complexity sponsored by private equity firms.

SMG Holdings, Inc.

In January 2018, Onex acquired a majority interest in SMG Holdings Inc. (“SMG”), a global manager of convention centers, stadiums, arenas, theaters, performing arts centers and other venues. Our director Amir Motamedi also serves on the board of directors of SMG. Certain of our trade shows, including OR Winter are staged at venues managed by SMG. Since the acquisition of SMG by Onex, four shows have been staged at SMG-managed venues, for which we have paid aggregate fees of $41,000.

Buyer Representation Agreement

We and Media Front LLC (“Media Front”), a consulting firm wholly owned by Eric Lisman (who became an executive officer in March 2017) entered into a buyer representation agreement in April 2015 pursuant to which Media Front provided Emerald with certain consulting services related to M&A transactions. For each of the years ended December 31, 2015 and 2016, we made payments to Media Front in the aggregate amounts of approximately $40,000 and $0.5 million, respectively, and for the period from January 1, 2017 through March 5, 2017, we made payments to Media Front in the aggregate amount of approximately $0.4 million (in each case, inclusive of expense reimbursements). The buyer representation agreement was terminated prior to the commencement of Mr. Lisman’s employment with us in March 2017.

Policies and Procedures for Related Party Transactions

In connection with the IPO, the board of directors adopted a policy providing that the audit committee will review and approve or ratify transactions in excess of $120,000 of value in which we participate and in which a related party has or will have a direct or indirect material interest. Under this policy, the audit committee will consider and review the relevant information and approve only those related party transactions that the audit committee believes are, on their terms, taken as a whole, not less favorable to us than could be obtained in an arm’s length transaction with a third-party transactions and that the audit committee determines are not inconsistent with our best interests. In particular, our policy with respect to related party transactions requires our audit committee to consider the benefits to us, the impact on a director’s independence in the event the related party is a director, an immediate family member of a director or an entity in which a director has a position or relationship, the availability of other sources for comparable products or services, the terms of the transaction and the terms available to unrelated third parties or to employees generally. A “related party” is any person who is or was one of our executive officers, directors or director nominees or is a holder of more than 5% of our common stock, or their immediate family members or any entity owned or controlled by any of the foregoing persons. All of the transactions described above were entered into prior to the adoption of this policy.

DESCRIPTION OF CAPITAL STOCK

The following is a description of our capital stock and the material provisions of our amended and restated certificate of incorporation and amended and restated bylaws. The following is only a summary and is qualified by applicable law and by the provisions of the amended and restated certificate of incorporation and amended and restated bylaws and other agreements, copies of which are available as set forth under the caption entitled “Where You Can Find More Information.”

General

Our authorized capital stock consists of:

•	800,000,000 shares of common stock, par value $0.01 per share, and
•	80,000,000 shares of preferred stock, par value $0.01 per share.

As of March 2, 2018, 72,782,563 shares of common stock are outstanding; 54,226,020 shares of common stock are held by the Onex entities, our officers, directors, and other affiliates; and 48,226,020 shares will be held by the Onex entities, our officers, directors following this offering; we have commitments to issue an additional 7,348,210 shares of common stock under our equity incentive plans; and there are no shares of preferred stock outstanding. If the underwriters’ option is exercised in full, the number of shares of common stock held by Onex and our other affiliated stockholders will decrease by an additional 900,000.

Our Controlling Stockholder

After this offering, Onex will continue to own approximately 65.7% of our outstanding common stock (or approximately 64.5% if the underwriters’ option is exercised in full). Accordingly, Onex will continue to exercise a controlling influence over our business and affairs and will have the power to determine all matters submitted to a vote of our stockholders, including the election of directors, the removal of directors with or without cause, and the approval of significant corporate transactions such as amendments to our certificate of incorporation, mergers, and the sale of all or substantially all of our assets. Onex could initiate corporate action even if its interests conflict with the interests of our other stockholders. This concentration of voting power could deter or prevent a change in control of us that might otherwise be beneficial to our stockholders.

Common Stock

Voting Rights. Each outstanding share of common stock is entitled to one vote on all matters with respect to which the holders of our common stock are entitled to vote.

Dividend Rights. Subject to preferences that may apply to shares of preferred stock outstanding at the time, holders of our outstanding common stock are entitled to any dividend declared by the board of directors out of funds legally available for this purpose. However, the Amended and Restated Senior Secured Credit Facilities impose restrictions on our ability to declare dividends on our common stock. See “Description of Senior Secured Credit Facilities.”

Conversion Rights. The common stock is not convertible.

Other Rights. The holders of our common stock will not have any preemptive or other similar rights to purchase any of our securities, cumulative voting, subscription, redemption or sinking fund rights.

Right to Receive Liquidation Distributions. Upon our voluntary or involuntary liquidation, dissolution or winding up, the holders of our common stock are entitled to receive, on a pro rata basis, our assets which are legally available for distribution, after payment of all debts and other liabilities and subject to the rights of any holders of preferred stock then outstanding, to the holders of common stock.

Assessability. All shares of common stock outstanding upon the completion of this offering will be fully paid and nonassessable.

Preferred Stock

The preferred stock, if issued, would have priority over the common stock with respect to dividends and other distributions, including the distribution of our assets upon liquidation. Unless required by law or by the rules of the New York Stock Exchange, our board of directors will have the authority without further stockholder authorization to issue from time to time shares of preferred stock in one or more series and to fix the terms, limitations, relative rights and preferences and variations of each series. Although we have no present plans to issue any shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could decrease the amount of earnings and assets available for distribution to the holders of common stock, could adversely affect the rights and powers, including voting rights, of the common stock, and could have the effect of delaying, deterring or preventing a change in control of us or an unsolicited acquisition proposal.

Record Holders

As of March 2, 2018, our outstanding shares of common stock were held of record by approximately 25 stockholders.

Limitations on Directors’ and Officers’ Liability

Our amended and restated certificate of incorporation and amended and restated bylaws contain provisions indemnifying our directors and officers to the fullest extent permitted by Delaware law. In connection with the IPO, we entered into indemnification agreements with each of our directors and executive officers which, in some cases, are broader than the specific indemnification provisions contained under Delaware law. See “Certain Relationships and Related Party Transactions—Relationships & Related Party Transactions—Indemnification Agreements.”

In addition, as permitted by Delaware law, our amended and restated certificate of incorporation provides that no director will be liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director. The effect of this provision is to restrict our rights and the rights of our stockholders in derivative suits to recover monetary damages against a director for breach of fiduciary duty as a director, except that a director will be personally liable for:

•	any breach of his or her duty of loyalty to us or our stockholders;
•	acts or omissions not in good faith which involve intentional misconduct or a knowing violation of law;
•	the payment of dividends or the redemption or purchase of stock in violation of Delaware law; or
•	any transaction from which the director derived an improper personal benefit.

If the DGCL is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors shall be eliminated or limited to the fullest extent permitted by the DGCL, as so amended.

This provision does not affect a director’s liability under the federal securities laws.

To the extent our directors, officers and controlling persons are indemnified under the provisions contained in our amended and restated certificate of incorporation, our amended and restated bylaws, Delaware law or contractual arrangements against liabilities arising under the Securities Act, we have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

Provisions of Our Amended and Restated Certificate of Incorporation, Amended and Restated Bylaws and Delaware Law that May Have an Anti-Takeover Effect

Delaware law, our amended and restated certificate of incorporation and our amended and restated bylaws contain provisions that could have the effect of delaying, deferring or discouraging another party from acquiring control of us. These provisions, which are summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors.

Amended and Restated Certificate of Incorporation and Amended and Restated Bylaws

Certain provisions in our amended and restated certificate of incorporation and amended and restated bylaws summarized below may be deemed to have an anti-takeover effect and may delay, deter or prevent a tender offer or takeover attempt that a stockholder might consider to be in its best interests, including attempts that might result in a premium being paid over the market price for the shares held by existing stockholders.

Among other things, our amended and restated certificate of incorporation and amended and restated bylaws:

•	authorize the issuance of blank check preferred stock that our board of directors could issue to increase the number of outstanding shares and to discourage a takeover attempt;
•	divide our board of directors into three classes with staggered three-year terms;
•	limit the ability of stockholders to remove directors to removals only “for cause” once Onex ceases to own more than 50% of all our outstanding common stock;
•	prohibit our stockholders from calling a special meeting of stockholders once Onex ceases to own more than 50% of all our outstanding common stock;
•	prohibit stockholder action by written consent once Onex ceases to own more than 50% of all our outstanding common stock, which will require that all stockholder actions be taken at a duly called meeting of our stockholders;
•	provide that the board of directors is expressly authorized to adopt, alter or repeal our bylaws;
•	establish advance notice requirements for nominations for election to our board of directors or for proposing matters that can be acted upon by stockholders at stockholder meetings; and
•	require the approval of holders of at least two-thirds of the outstanding shares of common stock to amend the bylaws and certain provisions of the certificate of incorporation if Onex ceases to own more than 50% of all our outstanding common stock.

The foregoing provisions of our amended and restated certificate of incorporation and amended and restated bylaws could discourage potential acquisition proposals and could delay or prevent a change in control. These provisions are intended to enhance the likelihood of continuity and stability in the composition of the board of directors and in the policies formulated by the board of directors and to discourage certain types of transactions that may involve an actual or threatened change of control. Further, these provisions are designed to reduce our vulnerability to an unsolicited acquisition proposal and to discourage certain tactics that may be used in proxy fights. However, these provisions could have the effect of discouraging others from making tender offers for our shares and, as a consequence, they also may inhibit fluctuations in the market price of our common stock that could result from actual or rumored takeover attempts, and these provisions also may have the effect of preventing changes in our management.

Delaware Takeover Statute

Subject to certain exceptions, Section 203 of the DGCL prohibits a Delaware corporation from engaging in any “business combination” (as defined below) with any “interested stockholder” (as defined below) for a period of three years following the date that such stockholder became an interested stockholder, unless: (i) prior to such date, the board of directors of the corporation approved either the business combination or the transaction that resulted in the stockholder becoming an interested stockholder; (ii) on consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned (x) by persons who are directors and also officers and (y) by employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) on or subsequent to such date, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock that is not owned by the interested stockholder.

Section 203 of the DGCL defines “business combination” to include: (i) any merger or consolidation involving the corporation and the interested stockholder; (ii) any sale, transfer, pledge or other disposition of 10% or more of the assets of the corporation involving the interested stockholder; (iii) subject to certain exceptions, any transaction that results in the issuance or transfer by the corporation of any stock of the corporation to the interested stockholder; (iv) any transaction involving the corporation that has the effect of increasing the proportionate share of the stock of any class or series of the corporation beneficially owned by the interested stockholder; or (v) the receipt by the interested stockholder of the benefit of any loans, advances, guarantees, pledges or other financial benefits provided by or through the corporation. In general, Section 203 defines an “interested stockholder” as any entity or person beneficially owning 15% or more of the outstanding voting stock of the corporation and any entity or person affiliated with or controlling or controlled by such entity or person.

A Delaware corporation is permitted to opt-out of Section 203. In our amended and restated certificate of incorporation, we have elected not to be governed by Section 203 of the DGCL, as permitted under and pursuant to subsection (b)(3) of Section 203.

Corporate Opportunity

Delaware law permits corporations to adopt provisions renouncing any interest or expectancy in certain opportunities that are presented to a corporation or its officers, directors, or stockholders. In our amended and restated certificate of incorporation, to the fullest extent permitted by applicable law, we renounce any interest or expectancy that we have in any business opportunity, transaction, or other matter in which Onex, any officer, director, partner, or employee of any entity comprising an Onex entity, and any portfolio company in which such entities or persons have an equity interest (other than us) (each, an “Excluded Party”), participates or desires or seeks to participate in, even if the opportunity is one that we might reasonably be deemed to have pursued or had the ability or desire to pursue if granted the opportunity to do so. Each such Excluded Party shall have no duty to communicate or offer such business opportunity to us and, to the fullest extent permitted by applicable law, shall not be liable to us or any of our stockholders for breach of any fiduciary or other duty, as a director or officer or controlling stockholder, or otherwise, by reason of the fact that such Excluded Party pursues or acquires such business opportunity, directs such business opportunity to another person, or fails to present such business opportunity, or information regarding such business opportunity, to us. Notwithstanding the foregoing, our amended and restated certificate of incorporation does not renounce any interest or expectancy we may have in any business opportunity, transaction or other matter that is (1) offered in writing solely to one of our directors or officers who is not also an Excluded Party, (2) offered to an Excluded Party who is one of our directors, officers or employees and who is offered such opportunity solely in his or her capacity as one of our directors, officers or employees, or (3) identified by an Excluded Party solely through the disclosure of information by or on our behalf.

Choice of Forum

Our amended and restated certificate of incorporation provides that the Court of Chancery of the State of Delaware will be the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer, stockholder, employee or agent of the Company to us or our stockholders, (iii) any action asserting a claim against us, or our directors, officers or other employees, arising pursuant to any provision of the DGCL or our amended and restated certificate of incorporation or amended and restated bylaws, or (iv) any action asserting a claim against us, or our directors, officers, stockholders or other employees, governed by the internal affairs doctrine. Although we believe this provision benefits us by providing increased consistency in the application of Delaware law in the types of claims to which it applies, the provision may have the effect of discouraging lawsuits against our directors and officers and may limit our stockholders’ ability to obtain a favorable judicial forum for disputes with us.

Stock Exchange Listing

Our common stock is listed on the New York Stock Exchange under the symbol “EEX”.

Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Computershare Trust Company, N.A.

DESCRIPTION OF SENIOR SECURED CREDIT FACILITIES

On October 28, 2016, EEH entered into a third amendment to our then-existing Senior Secured Credit Facilities to (i) borrow an additional $200.0 million of term loans under the Term Loan Facility to fund the redemption of $200.0 million in aggregate principal amount of the Company’s 9.000% Senior Notes and (ii) increase commitments under the Revolving Credit Facility by $10.0 million to a total of $100.0 million. On May 8, 2017, using the net proceeds to us from the IPO, we prepaid $159.2 million of borrowings outstanding under the then-existing Term Loan Facility.

On May 22, 2017, EEH amended and restated our then-existing Senior Secured Credit Facilities; the Amended and Restated Senior Secured Credit Facilities now consist of (i) the Amended and Restated Term Loan Facility, a seven-year $565.0 million senior secured term loan facility, scheduled to mature on May 22, 2024 and (ii) the Amended and Restated Revolving Credit Facility, a $150.0 million senior secured revolving credit facility, scheduled to mature on May 23, 2022. On November 27, 2017, EEH entered into the Refinancing Agreement and First Amendment to Amended and Restated Credit Agreement to reduce the interest rate applicable to term loans under the Amended and Restated Term Loan Facility by 0.25% and on November 29, 2017, EEH entered into the Repricing Agreement and Second Amendment to Amended and Restated Credit Agreement to reduce the interest rate applicable to revolving loans under the Amended and Restated Revolving Credit Agreement by 0.25%.

Following the November 2017 repricing, loans under the Amended and Restated Senior Secured Credit Facilities bear interest at a rate equal to, at EEH’s option, either:

(a)	a base rate equal to the greatest of: (i) the administrative agent’s prime rate; (ii) the federal funds effective rate plus 50 basis points and (iii) one month LIBOR plus 1.00%; in each case plus 1.75%, or
(b)	LIBOR plus 2.75%;

in each case, subject to one step-down of 0.25% upon achievement of a Total First Lien Net Leverage Ratio (as defined in the Amended and Restated Senior Secured Credit Facilities) of 2.75 to 1.00 and, with respect to the Amended and Restated Revolving Credit Facility only, one additional step-down of 0.25% upon achievement of a Total First Lien Net Leverage Ratio of 2.50 to 1.00.

The Amended and Restated Senior Secured Credit Facilities also include an uncommitted incremental facility which, subject to certain conditions, provides for additional term loans in the sum of:

(X)	(i) if the incremental loans are first lien loans, an amount such that the Total First Lien Net Leverage ratio does not exceed 4.00:1.00,

(ii) if the incremental loans are junior lien loans, an amount such that the Total Net Secured Leverage Ratio (as defined in the Amended and Restated Senior Secured Credit Facilities) does not exceed 4.00:1.00,

(iii) if the incremental loans are unsecured, an amount such that either the Total Net Leverage Ratio does not exceed 5.00:1.00 or the Fixed Charge Coverage Ratio (as defined in the Amended and Restated Senior Secured Credit Facilities) is not less than 2.00:1.00, or, in each case, if the incremental loans are incurred with a permitted acquisition, an amount such that the applicable leverage ratio will not increase as a result of the permitted acquisition (on a pro forma basis giving effect to the incremental loans); plus

(Y)	an amount equal to certain prior voluntary prepayments, loan buybacks and commitment reductions of loans under the Amended and Restated Senior Secured Credit Facilities, plus
(Z)	an amount equal to the greater of $160 million and 100% of Acquisition Adjusted EBITDA (which is defined as “Consolidated EBITDA” in the credit agreement governing the Amended and Restated Senior Secured Credit Facilities).

The Amended and Restated Revolving Credit Facility is subject to payment of a commitment fee of 0.50% per annum, calculated on the unused portion of the facility, which may be reduced to 0.375% upon achievement of a Total First Lien Net Leverage Ratio of 3.50 to 1.00. Upon the issuance of letters of credit under the Amended and Restated Senior Secured Credit Facilities, EEH is required to pay fronting fees, customary issuance and administration fees and a letter of credit fee equal to the then-applicable margin (as determined by reference to LIBOR) for the Amended and Restated Revolving Credit Facility.

Payments and Commitment Reductions

The Amended and Restated Term Loan Facility requires scheduled quarterly payments, each equal to 0.25% of the original principal amount of the loans made under the Amended and Restated Term Loan Facility on May 22, 2017.

The Amended and Restated Senior Secured Credit Facilities require certain mandatory prepayments of outstanding loans under the Amended and Restated Term Loan Facility, subject to certain exceptions, based on (i) a percentage of net cash proceeds of certain asset sales and casualty and condemnation events in excess of certain thresholds (subject to certain reinvestment rights), (ii) net cash proceeds of any issuance of debt, excluding permitted debt issuances and (iii) a percentage of Excess Cash Flow (as defined in the Amended and Restated Senior Secured Credit Facilities) in excess of certain thresholds during a fiscal year.

Guarantees, Covenants and Events of Default

Subject to certain customary exceptions and limitations, all obligations under the Amended and Restated Senior Secured Credit Facilities are guaranteed by EEM and all of EEH’s direct and indirect wholly-owned domestic subsidiaries, and such obligations and the related guarantees are secured by a perfected first priority security interest in substantially all tangible and intangible assets owned by EEH or by any guarantor.

The Amended and Restated Senior Secured Credit Facilities contain a number of customary incurrence-based covenants imposing certain restrictions on our business, including limitations on indebtedness; limitations on liens; limitations on certain fundamental changes (including, without limitation, mergers, consolidations, liquidations and dissolutions); limitations on asset sales; limitations on dividends and other restricted payments; limitations on investments, loans and advances; limitations on certain repayments of subordinated indebtedness; limitations on transactions with affiliates; limitations on changes in fiscal periods; limitations on agreements restricting liens and/or dividends; and limitations on changes in lines of business.

In addition, the Amended and Restated Revolving Credit Facility contains a financial covenant requiring EEH to comply with a 5.50 to 1.00 Total First Lien Net Leverage Ratio. This financial covenant is tested quarterly only if the aggregate amount of revolving loans, swingline loans and letters of credit outstanding under the Revolving Credit Facility (net of up to $10.0 million of outstanding letters of credit) exceeds 35% of the total commitments thereunder.

Events of default under the Amended and Restated Senior Secured Credit Facilities include, among others, nonpayment of principal when due; nonpayment of interest, fees or other amounts; cross-defaults; covenant defaults; material inaccuracy of representations and warranties; certain bankruptcy and insolvency events; material unsatisfied or unstayed judgments; certain ERISA events; change of control; or actual or asserted invalidity of any guarantee or security document.

As of December 31, 2017, we were in compliance with the terms of the Amended and Restated Senior Secured Credit Facilities.

SHARES ELIGIBLE FOR FUTURE SALE

Our common stock has only been listed for public trading on the NYSE since April 28, 2017. Sales, or the perception of future sales, of a substantial number of shares of our common stock in the public market by us or our existing stockholders after this offering, or the perception that such sales could occur, could adversely affect the prevailing market price of our common stock and could impair our future ability to raise capital through the sale of our equity securities.

Sale of Restricted Shares

As of March 2, 2018, we had 72,782,563 shares of common stock outstanding.

All of the 17,825,000 shares of our common stock sold in the IPO, and the 6,000,000 shares of common stock to be sold in this offering (or 6,900,000 shares if the underwriters’ option is exercised in full) will be freely transferable without restriction or further registration under the Securities Act (but subject, to the extent applicable, to the restrictions set forth in the lock-up agreements referred to below) by persons other than “affiliates”, as that term is defined in Rule 144 under the Securities Act, if such persons have held our common stock for a period of six months. Generally, the balance of our outstanding shares of common stock are “restricted securities” within the meaning of Rule 144 under the Securities Act, and are therefore subject to the limitations and restrictions that are described below. In addition, common stock purchased by our affiliates will be “restricted securities” under Rule 144. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under the Securities Act, such as Rule 144 or Rule 701, which are summarized below.

Upon the expiration of the lock-up agreements described below 90 days after the date of this prospectus, and subject to the provisions of Rule 144, approximately 48.2 million shares held by Onex, our directors and executive officers will be available for sale in the public market. The sale of these restricted securities is subject, in the case of shares held by affiliates, to the volume restrictions contained in those rules.

In addition, shares of common stock that are either subject to outstanding options or reserved for future issuance under our equity incentive plans will become eligible for sale in the public market to the extent permitted by the provisions of various vesting schedules, the lock-up agreements referred to below, and Rule 144 and Rule 701 of the Securities Act.

Lock-up Agreements

In connection with this offering, we, our directors and executive officers, the selling stockholders and certain of our other stockholders have entered into lock-up agreements described in “Underwriting”, pursuant to which shares of our common stock outstanding after this offering will be restricted from immediate resale in accordance with the terms of such lock-up agreements without the prior written consent of the representatives. Under these agreements, subject to limited exceptions, neither we nor any of our directors or executive officers or these stockholders may dispose of, hedge, or otherwise transfer the economic consequences of ownership of any shares of common stock or securities convertible into or exchangeable or exercisable for shares of common stock. These restrictions will be in effect for a period of 90 days after the date of this prospectus. Certain transfers or dispositions can be made sooner, provided the transferee becomes bound by the terms of the lock-up agreement.

Rule 144

In general, under Rule 144 as in effect on the date of this prospectus, a person (or persons whose common stock is required to be aggregated), who is an affiliate, and who has beneficially owned our common stock (or shares that were converted into, or were exchanged for, common stock) for at least six months is entitled to sell in any three-month period a number of shares that does not exceed the greater of:

•	1% of the number of shares then outstanding, which will equal approximately 727,826 shares immediately after consummation of this offering; or
•	the average weekly trading volume in our shares during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such a sale.

Sales by our affiliates under Rule 144 are also subject to manner of sale provisions and notice requirements and to the availability of current public information about us. An “affiliate” is a person that directly, or indirectly, through one or more intermediaries, controls or is controlled by, or is under common control with, an issuer.

Under Rule 144, a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of ours at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least six months (including the holding period of any prior owner other than an affiliate), would be entitled to sell those shares subject only to availability of current public information about us, and after beneficially owning such shares for at least 12 months, would be entitled to sell an unlimited number of shares without restriction. To the extent that our affiliates sell their common stock, other than pursuant to Rule 144 or a registration statement, the purchaser’s holding period for the purpose of effecting a sale under Rule 144 commences on the date of transfer from the affiliate.

Rule 701

In general, under Rule 701 as in effect on the date of this prospectus, any of our employees, directors, officers, consultants, or advisors who purchased shares from us in reliance on Rule 701 in connection with a compensatory stock or option plan or other written agreement before the effective date of this offering, or who purchased shares from us after that date upon the exercise of options granted before that date, are eligible to resell such shares in reliance upon Rule 144. If such person is not an affiliate, such sale may be made subject only to the manner of sale provisions of Rule 144. If such a person is an affiliate, such sale may be made under Rule 144 without compliance with the holding period requirement, but subject to the other Rule 144 restrictions described above.

Stock Plans

We have filed a registration statement on Form S-8 under the Securities Act covering shares of common stock reserved for issuance under our 2017 Plan and pursuant to all option grants made under the 2013 Plan. Shares issued upon the exercise, payment, or settlement of equity awards or equity-based awards issued under the 2013 Plan or the 2017 Plan are eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates and the lock-up agreements described above.

Registration Rights

Some of our stockholders have the right to require us to register their shares for future sale under some circumstances. This offering is being conducted in connection with the exercise of certain registration rights granted to certain of our stockholders under the Registration Rights Agreement. All of the shares of our common stock sold in this offering will be sold pursuant to the exercise of such registration rights. See “Certain Relationships and Related Party Transactions—Relationships and Related Party Transactions—Registration Rights Agreement.”

MATERIAL U.S. FEDERAL TAX CONSIDERATIONS FOR
NON-U.S. HOLDERS OF OUR COMMON STOCK

The following is a summary of the material U.S. federal income and estate tax consequences of the ownership and disposition of our common stock that is purchased pursuant to this offering, but does not purport to be a complete analysis of all potential tax effects. This summary is limited to Non-U.S. Holders (as defined below) that hold our common stock as a “capital asset” within the meaning of Section 1221 of the U.S. Internal Revenue Code of 1986, as amended (which we refer to as the “Code”) (generally, property held for investment) for U.S. federal income tax purposes. This summary does not discuss all of the aspects of U.S. federal income and estate taxation that may be relevant to a Non-U.S. Holder in light of the Non-U.S. Holder’s particular investment or other circumstances, including the impact of the Medicare contribution tax on net investment income. Accordingly, all prospective Non-U.S. Holders should consult their own tax advisors with respect to the U.S. federal, state, local, and non-U.S. tax consequences of the ownership and disposition of our common stock.

This summary is based on provisions of the Code, applicable U.S. Treasury regulations promulgated thereunder and administrative and judicial interpretations, all as in effect or in existence on the date of this prospectus. Subsequent developments in U.S. federal income or estate tax law, including changes in law or differing interpretations, which may be applied retroactively, could alter the U.S. federal income and estate tax consequences to a Non-U.S. Holder of owning and disposing of our common stock as described in this summary. There can be no assurance that the Internal Revenue Service (the “IRS”) or a court will not take a contrary position with respect to one or more of the tax consequences described herein, and we have not obtained, nor do we intend to obtain, a ruling from the IRS with respect to the U.S. federal income or estate tax consequences of the ownership or disposition of our common stock.

As used in this summary, the term “Non-U.S. Holder” means a beneficial owner of our common stock that is not, for U.S. federal income tax purposes:

•	an individual who is a citizen or resident of the United States;
•	a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof, or the District of Columbia;
•	an entity or arrangement treated as a partnership for U.S. federal income tax purposes;
•	an estate whose income is includible in gross income for U.S. federal income tax purposes regardless of its source; or
•	a trust, if (1) a U.S. court is able to exercise primary supervision over the trust’s administration and one or more “United States persons” (within the meaning of the Code) has the authority to control all of the trust’s substantial decisions, or (2) the trust has a valid election in effect under applicable U.S. Treasury regulations to be treated as a “United States person” (within the meaning of the Code).

If an entity or arrangement treated as a partnership for U.S. federal income tax purposes holds our common stock, the tax treatment of a partner in such a partnership generally will depend upon the status of the partner, the activities of the partnership, and certain determinations made at the partner level. Partnerships, and partners in partnerships, that hold our common stock should consult their own tax advisors as to the particular U.S. federal income and estate tax consequences of owning and disposing of our common stock that are applicable to them.

This summary does not consider any specific facts or circumstances that may apply to a Non-U.S. Holder and does not address any special tax rules that may apply to particular Non-U.S. Holders, such as:

•	a Non-U.S. Holder that is a bank, financial institution, insurance company, tax-exempt or government organization, pension plan, broker, dealer or trader in stocks, securities or currencies, U.S. expatriate, former citizen, long-term resident of the United States, person subject to the alternative minimum tax, controlled foreign corporation, tax-qualified retirement plan, passive foreign investment company, a partnership or other entity or arrangement treated as a partnership for U.S. federal income tax purposes (and investors therein), or corporation that accumulates earnings to avoid U.S. federal income tax;
•	a Non-U.S. Holder that is a “qualified foreign pension fund” as defined in Section 897(1)(2) of the Code or an entity all of the interests of which are held by qualified foreign pension funds;

•	a Non-U.S. Holder holding our common stock as part of a conversion, constructive sale, wash sale or other integrated transaction, or a hedge, straddle, synthetic security, or other risk reduction strategy;
•	a Non-U.S. Holder that holds or receives our common stock pursuant to the exercise of any employee stock option or otherwise as compensation;
•	a Non-U.S. Holder that is deemed to sell our common stock under the constructive sale provisions of the Code; or
•	a Non-U.S. Holder that at any time owns, directly, indirectly or constructively, 5% or more of our outstanding common stock.

In addition, this summary does not address any U.S. state or local, or non-U.S. or other tax consequences, or any U.S. federal income or estate tax consequences for beneficial owners of a Non-U.S. Holder, including stockholders of a controlled foreign corporation or passive foreign investment company that holds our common stock.

Each Non-U.S. Holder should consult its own tax advisor regarding the U.S. federal, state, local, and non-U.S. income and other tax consequences of owning and disposing of our common stock.

Distributions on Our Common Stock

If we make distributions of cash or property (other than certain pro rata distributions of our common stock) with respect to our common stock, any such distributions generally will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. If a distribution exceeds our current and accumulated earnings and profits, the excess will be treated as a nontaxable return of capital to the extent of the Non-U.S. Holder’s adjusted tax basis in its common stock and will reduce (but not below zero) such Non-U.S. Holder’s adjusted tax basis in its common stock. Any remaining excess will be treated as gain from a disposition of our common stock subject to the tax treatment described below in “—Sales or Other Dispositions of Our Common Stock.”

Distributions on our common stock to a Non-U.S. Holder that are treated as dividends, and that are not effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States, generally will be subject to withholding of U.S. federal income tax at a rate of 30% of the gross amount of dividends. A Non-U.S. Holder may be eligible for a lower rate of withholding under an applicable income tax treaty between the United States and its jurisdiction of tax residence. In order to claim the benefit of an applicable income tax treaty, a Non-U.S. Holder will be required to provide to the applicable withholding agent a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable form) in accordance with the applicable certification and disclosure requirements certifying qualification for the lower treaty rate. Special rules apply to partnerships and other pass-through entities and these certification and disclosure requirements also may apply to beneficial owners of partnerships and other pass-through entities that hold our common stock. A Non-U.S. Holder should consult its tax advisor regarding its entitlement to benefits under any applicable income tax treaty.

Distributions on our common stock to a Non-U.S. Holder that are treated as dividends, and that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States will be taxed on a net income basis at the regular graduated rates and generally in the manner applicable to United States persons (unless the Non-U.S. Holder is eligible for and properly claims the benefit of an applicable income tax treaty and the dividends are not attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States, in which case the Non-U.S. Holder may be eligible for a lower rate under an applicable income tax treaty between the United States and its jurisdiction of tax residence). Dividends to a Non-U.S. Holder that are effectively connected with a Non-U.S. Holder’s conduct of a trade or business in the United States will not be subject to the withholding of U.S. federal income tax discussed above if the Non-U.S. Holder provides to the applicable withholding agent a properly executed IRS Form W-8ECI (or other applicable form) in accordance with the applicable certification and disclosure requirements. A Non-U.S. Holder that is treated as a corporation for U.S. federal income tax purposes may also be subject to a “branch profits” tax at a 30% rate (or a lower rate if the Non-U.S. Holder is eligible for a lower rate under an applicable income tax treaty) on the Non-U.S. Holder’s earnings and profits (attributable to dividends on our common stock or otherwise) that are effectively connected with the Non-U.S. Holder’s conduct of a trade or business within the United States, subject to certain adjustments.

The certifications described above must be provided to the applicable withholding agent prior to the payment of dividends and must be updated periodically. A Non-U.S. Holder may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim for a refund with the IRS. Non-U.S. Holders should consult their own tax advisors regarding their eligibility for benefits under a relevant income tax treaty and the manner of claiming such benefits.

The foregoing discussion is subject to the discussion below under “—Backup Withholding and Information Reporting” and “—FATCA Withholding.”

Sales or Other Dispositions of Our Common Stock

A Non-U.S. Holder generally will not be subject to U.S. federal income tax (including withholding thereof) on any gain recognized on sales or other dispositions of our common stock unless:

•	the gain is effectively connected with the Non-U.S. Holder’s conduct of a trade or business in the United States (and, if required by an applicable income tax treaty, such gain is attributable to a permanent establishment or fixed base maintained by the Non-U.S. Holder in the United States); in this case, the gain will be subject to U.S. federal income tax on a net income basis at the regular graduated rates and generally in the manner applicable to United States persons (unless an applicable income tax treaty provides otherwise) and, if the Non-U.S. Holder is treated as a corporation for U.S. federal income tax purposes, the “branch profits tax” described above may also apply;
•	the Non-U.S. Holder is a nonresident alien individual who is present in the United States for more than 182 days in the taxable year of the disposition and meets certain other requirements; in this case, except as otherwise provided by an applicable income tax treaty, the gain, which may be offset by certain U.S. source capital losses, generally will be subject to a flat 30% U.S. federal income tax, even though the Non-U.S. Holder is not considered a resident of the United States under the Code; or
•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of (i) the five-year period ending on the date of disposition and (ii) the period that the Non-U.S. Holder held our common stock.

Generally, a corporation is a “United States real property holding corporation” if the fair market value of its “United States real property interests” equals or exceeds 50% of the sum of the fair market value of its worldwide real property interests plus its other assets used or held for use in a trade or business. We believe that we are not currently, and we do not anticipate becoming in the future, a United States real property holding corporation. However, because the determination of whether we are a United States real property holding corporation is made from time to time and depends on the relative fair market values of our assets, there can be no assurance in this regard. If we were a United States real property holding corporation, the tax relating to disposition of stock in a United States real property holding corporation generally will not apply to a Non-U.S. Holder whose holdings, direct, indirect, and constructive, constituted 5% or less of our common stock at all times during the applicable period, provided that our common stock is “regularly traded on an established securities market” (as provided in applicable U.S. Treasury regulations) at any time during the calendar year in which the disposition occurs. However, no assurance can be provided that our common stock will be regularly traded on an established securities market for purposes of the rules described above. Non-U.S. Holders should consult their own tax advisors regarding the possible adverse U.S. federal income tax consequences to them if we are, or were to become, a United States real property holding corporation.

The foregoing discussion is subject to the discussion below under “—Backup Withholding and Information Reporting” and “—FATCA Withholding.”

Federal Estate Tax

Our common stock that is owned (or treated as owned) by an individual who is not a U.S. citizen or resident of the United States (as specially defined for U.S. federal estate tax purposes) at the time of death will be included in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable estate tax or other treaty provides otherwise and, therefore, may be subject to U.S. federal estate tax.

Backup Withholding and Information Reporting

Backup withholding (currently at a rate of 24%) will not apply to payments of dividends on our common stock to a Non-U.S. Holder if the Non-U.S. Holder provides to the applicable withholding agent a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable form) certifying under penalties of perjury that the Non-U.S.

Holder is not a United States person, or otherwise qualifies for an exemption. However, the applicable withholding agent generally will be required to report to the IRS and to such Non-U.S. Holder payments of dividends on our common stock and the amount of U.S. federal income tax, if any, withheld with respect to those payments. Copies of the information returns reporting such dividends and any withholding may also be made available to the tax authorities in the country in which the Non-U.S. Holder resides under the provisions of a treaty or agreement.

The gross proceeds from sales or other dispositions of our common stock may be subject, in certain circumstances discussed below, to U.S. backup withholding and information reporting. If a Non-U.S. Holder sells or otherwise disposes of our common stock outside the United States through a non-U.S. office of a non-U.S. broker and the sale or disposition proceeds are paid to the Non-U.S. Holder outside the United States, then the U.S. backup withholding and information reporting requirements generally will not apply to that payment. However, U.S. information reporting, but not U.S. backup withholding, will apply to a payment of sale or disposition proceeds, even if that payment is made outside the United States, if a Non-U.S. Holder sells our common stock through a non-U.S. office of a broker that is a United States person or has certain enumerated connections with the United States, unless the broker has documentary evidence in its files that the Non-U.S. Holder is not a United States person and certain other conditions are met or the Non-U.S. Holder otherwise qualifies for an exemption.

If a Non-U.S. Holder receives payments of the proceeds of sales or other dispositions of our common stock to or through a U.S. office of a broker, the payment will be subject to both U.S. backup withholding and information reporting unless the Non-U.S. Holder provides to the broker a properly executed IRS Form W-8BEN or W-8BEN-E (or other applicable form) certifying under penalties of perjury that the Non-U.S. Holder is not a United States person, or the Non-U.S. Holder otherwise qualifies for an exemption.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be credited against the Non-U.S. Holder’s U.S. federal income tax liability (which may result in the Non-U.S. Holder being entitled to a refund), provided that the required information is timely furnished to the IRS.

FATCA Withholding

The Foreign Account Tax Compliance Act and related Treasury guidance (commonly referred to as “FATCA”) impose U.S. federal withholding tax at a rate of 30% on payments to certain foreign entities of (i) U.S.-source dividends (including dividends paid on our common stock) and (ii) after December 31, 2018, the gross proceeds from the sale or other disposition of property that produces U.S.-source dividends (including sales or other dispositions of our common stock). This withholding tax applies to a foreign entity, whether acting as a beneficial owner or an intermediary, unless such foreign entity complies with (i) certain information reporting requirements regarding its U.S. account holders and its U.S. owners and (ii) certain withholding obligations regarding certain payments to its account holders and certain other persons, or, in each case, such foreign entity otherwise qualifies for an exemption. Accordingly, the entity through which a Non-U.S. Holder holds its common stock will affect the determination of whether such withholding is required. A payee that is a foreign financial institution located in a jurisdiction that has an intergovernmental agreement with the United States governing FATCA may be subject to different rules. Non-U.S. Holders are encouraged to consult their tax advisors regarding FATCA.

UNDERWRITING

Merrill Lynch, Pierce, Fenner & Smith Incorporated, Barclays Capital Inc. and Goldman Sachs & Co. LLC are acting as representatives of each of the underwriters named below. Subject to the terms and conditions set forth in an underwriting agreement among us, the selling stockholders and the underwriters, the selling stockholders have agreed, severally and not jointly, to sell to the underwriters, and each of the underwriters has agreed, severally and not jointly, to purchase from the selling stockholders, the number of shares of common stock set forth opposite its name below.

Underwriter	Number of Shares
Merrill Lynch, Pierce, Fenner & Smith Incorporated	1,320,000
Barclays Capital Inc.	1,320,000
Goldman Sachs & Co. LLC	1,320,000
Citigroup Global Markets Inc.	457,500
Credit Suisse Securities (USA) LLC	457,500
Deutsche Bank Securities Inc.	457,500
RBC Capital Markets, LLC	457,500
Robert W. Baird & Co. Incorporated	210,000
Total	6,000,000

Subject to the terms and conditions set forth in the underwriting agreement, the underwriters have agreed, severally and not jointly, to purchase all of the shares sold under the underwriting agreement if any of these shares are purchased. If an underwriter defaults, the underwriting agreement provides that the purchase commitments of the nondefaulting underwriters may be increased or the underwriting agreement may be terminated.

We and the selling stockholders, severally and not jointly, have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect of those liabilities.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel, including the validity of the shares, and other conditions contained in the underwriting agreement, such as the receipt by the underwriters of officers’ certificates and legal opinions. The underwriters reserve the right to withdraw, cancel, or modify offers to the public and to reject orders in whole or in part.

The representatives have advised us that the underwriters propose initially to offer the shares to the public at the public offering price set forth on the cover page of this prospectus and to dealers at that price less a concession not in excess of $0.44 per share. After this offering, the public offering price, concession or any other term of the offering may be changed.

The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by the selling stockholders. The information assumes either no exercise or full exercise by the underwriters of their option to purchase additional shares.

	Per Share	Without Option	With Option
Public offering price	$18.50	$111,000,000	$127,650,000
Underwriting discount paid by the selling stockholders	$0.74	$4,440,000	$5,106,000
Proceeds, before expenses, to the selling stockholders	$17.76	$106,560,000	$122,544,000

The expenses of the offering, not including the underwriting discount, are estimated at $1.2 million and are payable by us. The underwriters have agreed to reimburse us for certain expenses in connection with this offering. We have also agreed to reimburse the underwriters for certain of their expenses in connection with this offering in an amount up to $25,000.

The selling stockholders have granted an option to the underwriters to purchase up to 900,000 additional shares at the public offering price, less the underwriting discount. The underwriters may exercise this option for 30 days from the date of this prospectus. If the underwriters exercise this option, each will be obligated, subject to conditions contained in the underwriting agreement, to purchase a number of additional shares proportionate to that underwriter’s initial amount reflected in the above table. We will not receive any proceeds from the sale of the shares by the selling stockholders.

In connection with this offering, we, our executive officers and directors, the selling stockholders and certain of our existing security holders, including Onex, have agreed, subject to certain exceptions (including exceptions for trades pursuant to certain trading plans established prior to the date hereof under Rule 10b5-1), not to sell or transfer any shares of common stock or securities convertible into, exchangeable for, exercisable for, or repayable with shares of common stock, for 90 days after the date of this prospectus without first obtaining the written consent of the representatives. Specifically, we and these other persons have agreed, with certain limited exceptions, not to directly or indirectly:

•	offer, pledge, sell, or contract to sell any common stock,
•	sell any option or contract to purchase any common stock,
•	purchase any option or contract to sell any common stock,
•	grant any option, right or warrant for the sale of any common stock,
•	otherwise dispose of or transfer any common stock or securities exchangeable or exercisable for common stock,
•	file or cause to be filed a registration statement related to the common stock, or
•	enter into any swap or other agreement that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of any common stock whether any such swap or transaction is to be settled by delivery of shares or other securities, in cash or otherwise.

This lock-up provision applies to common stock and to securities convertible into or exchangeable or exercisable for or repayable with common stock. It also applies to common stock owned now or acquired later by the person executing the agreement or for which the person executing the agreement later acquires the power of disposition.

Our common stock is listed on the New York Stock Exchange under the symbol “EEX”. Until the distribution of the shares is completed, SEC rules may limit underwriters and selling group members from bidding for and purchasing our common stock. However, the representatives may engage in transactions that stabilize the price of the common stock, such as bids or purchases to peg, fix, or maintain that price.

In connection with the offering, the underwriters may purchase and sell our common stock in the open market. These transactions may include short sales, purchases on the open market to cover positions created by short sales, and stabilizing transactions. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in the offering. “Covered” short sales are sales made in an amount not greater than the underwriters’ option described above. The underwriters may close out any covered short position by either exercising their option or purchasing shares in the open market. In determining the source of shares to close out the covered short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through their option. “Naked” short sales are sales in excess of their option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of our common stock in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of various bids for or purchases of shares of common stock made by the underwriters in the open market prior to the completion of the offering.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

Similar to other purchase transactions, the underwriters’ purchases to cover the syndicate short sales may have the effect of raising or maintaining the market price of our common stock or preventing or retarding a decline in the market price of our common stock. As a result, the price of our common stock may be higher than the price that might otherwise exist in the open market. The underwriters may conduct these transactions on the New York Stock Exchange, in the over-the-counter market, or otherwise.

Neither we nor any of the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of our common stock. In addition, neither we nor any of the underwriters make any representation that the representatives will engage in these transactions or that these transactions, once commenced, will not be discontinued without notice.

In connection with the offering, certain of the underwriters or securities dealers may distribute prospectuses by electronic means, such as e-mail. In addition, the representatives may facilitate internet distribution for this offering to certain of its internet subscription customers. The representatives may allocate a limited number of shares for sale to its online brokerage customers. An electronic prospectus is available on internet web sites maintained by the representatives. Other than the prospectus in electronic format, the information on the web sites of the representatives is not part of this prospectus.

The underwriters and their respective affiliates are full service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory, investment banking, commercial banking and other services for us for which they received or will receive customary fees and expenses. Furthermore, certain of the underwriters and their respective affiliates may, from time to time, enter into arms-length transactions with us in the ordinary course of their business. Merrill Lynch, Pierce, Fenner & Smith Incorporated, Goldman Sachs & Co. LLC and Credit Suisse Securities (USA) LLC and/or certain of their affiliates are lenders, and/or act as agents or arrangers, under our Amended and Restated Senior Secured Credit Facilities.

In the ordinary course of their various business activities, the underwriters and their respective affiliates may make or hold a broad array of investments and actively trade debt and equity securities (or related derivative securities) and financial instruments (including bank loans) for their own account and for the accounts of their customers, and such investment and securities activities may involve securities and/or instruments of Emerald Expositions. The underwriters and their respective affiliates may also make investment recommendations and/or publish or express independent research views in respect of such securities or instruments and may at any time hold, or recommend to clients that they acquire, long and/or short positions in such securities and instruments.

Notice to Prospective Investors in Canada

The shares may be sold only to purchasers resident in the Province of Ontario and purchasing or deemed to be purchasing as principal that are both “accredited investors” as defined in National Instrument 45-106 Prospectus Exemptions and “permitted clients” as defined in National Instrument 31-103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the shares must be made in accordance with an exemption from or in a transaction not subject to the prospectus requirements and in compliance with the registration requirements of applicable securities laws. Following the consummation of this offering, we expect to be a “controlled company” within the meaning of the corporate governance standards of the New York Stock Exchange as a result of the indirect shareholdings of Onex. As a result of this shareholding being in excess of 10% (the relevant threshold under applicable Ontario securities laws), the exemption from the prospectus requirement that Ontario purchasers would generally rely upon for the resale outside of Canada of our common stock acquired under this offering is not available.

Securities legislation in the Province of Ontario may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by such securities legislation. The purchaser should refer to the applicable provisions of Ontario securities legislation for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33-105 Underwriting Conflicts (NI 33-105), the underwriters are not required to comply with the disclosure requirements of NI 33-105 regarding underwriter conflicts of interest in connection with this offering.

Notice to Prospective Investors in the European Economic Area

In relation to each Member State of the European Economic Area (each, a “Relevant Member State”), no offer of shares may be made to the public in that Relevant Member State other than:

(a)	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

(b)	to fewer than 150 natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives; or
(c)	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of shares shall require us or the representatives to publish a prospectus pursuant to Article 3 of the Prospectus Directive or supplement a prospectus pursuant to Article 16 of the Prospectus Directive.

Each person in a Relevant Member State who initially acquires any shares or to whom any offer is made will be deemed to have represented, acknowledged and agreed that it is a “qualified investor” within the meaning of the law in that Relevant Member State implementing Article 2(1)(e) of the Prospectus Directive. In the case of any shares being offered to a financial intermediary as that term is used in Article 3(2) of the Prospectus Directive, each such financial intermediary will be deemed to have represented, acknowledged and agreed that the shares acquired by it in the offer have not been acquired on a non-discretionary basis on behalf of, nor have they been acquired with a view to their offer or resale to, persons in circumstances which may give rise to an offer of any shares to the public other than their offer or resale in a Relevant Member State to qualified investors as so defined or in circumstances in which the prior consent of the representatives has been obtained to each such proposed offer or resale.

We, the representatives and their affiliates will rely upon the truth and accuracy of the foregoing representations, acknowledgements, and agreements.

This prospectus has been prepared on the basis that any offer of shares in any Relevant Member State will be made pursuant to an exemption under the Prospectus Directive from the requirement to publish a prospectus for offers of shares. Accordingly any person making or intending to make an offer in that Relevant Member State of shares which are the subject of the offering contemplated in this prospectus may only do so in circumstances in which no obligation arises for us or any of the underwriters to publish a prospectus pursuant to Article 3 of the Prospectus Directive in relation to such offer. Neither we nor the underwriters have authorized, nor do they authorize, the making of any offer of shares in circumstances in which an obligation arises for us or the underwriters to publish a prospectus for such offer.

For the purpose of the above provisions, the expression “an offer to the public” in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe the shares, as the same may be varied in the Relevant Member State by any measure implementing the Prospectus Directive in the Relevant Member State and the expression “Prospectus Directive” means Directive 2003/71/EC as amended by Directive 2010/73/EU and includes any relevant implementing measure in the Relevant Member State.

Notice to Prospective Investors in the United Kingdom

In addition, in the United Kingdom, this document is being distributed only to, and is directed only at, and any offer subsequently made may only be directed at persons who are “qualified investors” (as defined in the Prospectus Directive) (i) who have professional experience in matters relating to investments falling within Article 19 (5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Order”) and/or (ii) who are high net worth companies (or persons to whom it may otherwise be lawfully communicated) falling within Article 49(2)(a) to (d) of the Order (all such persons together being referred to as “relevant persons”). This document must not be acted on or relied on in the United Kingdom by persons who are not relevant persons. In the United Kingdom, any investment or investment activity to which this document relates is only available to, and will be engaged in with, relevant persons.

Notice to Prospective Investors in Switzerland

The shares may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or “SIX”, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX Listing Rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the shares or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, the issuer, the shares have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of shares will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA (FINMA), and the offer of shares has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or “CISA.” The investor protection afforded to acquirers of interests in collective investment schemes under the CISA does not extend to acquirers of shares.

Notice to Prospective Investors in the Dubai International Financial Centre

This document relates to an exempt offer in accordance with the Offered Securities Rules of the Dubai Financial Services Authority, or “DFSA.” This document is intended for distribution only to persons of a type specified in the Offered Securities Rules of the DFSA. It must not be delivered to, or relied on by, any other person. The DFSA has no responsibility for reviewing or verifying any documents in connection with exempt offers. The DFSA has not approved this document nor taken steps to verify the information set forth herein and has no responsibility for it. The shares to which this document relates may be illiquid and/or subject to restrictions on their resale. Prospective purchasers of the shares offered should conduct their own due diligence on the shares. If you do not understand the contents of this document you should consult an authorized financial advisor.

Notice to Prospective Investors in Hong Kong

This prospectus has not been approved by or registered with the Securities and Futures Commission of Hong Kong or the Registrar of Companies of Hong Kong. The shares will not be offered or sold in Hong Kong other than (a) to “professional investors” as defined in the Securities and Futures Ordinance (Cap. 571) of Hong Kong and any rules made under that Ordinance; or (b) in other circumstances which do not result in the document being a “prospectus” as defined in the Companies Ordinance (Cap. 32) of Hong Kong or which do not constitute an offer to the public within the meaning of that Ordinance. No advertisement, invitation, or document relating to the shares which is directed at, or the contents of which are likely to be accessed or read by, the public of Hong Kong (except if permitted to do so under the securities laws of Hong Kong) has been issued or will be issued in Hong Kong or elsewhere other than with respect to shares which are or are intended to be disposed of only to persons outside Hong Kong or only to “professional investors” as defined in the Securities and Futures Ordinance and any rules made under that Ordinance.

Notice to Prospective Investors in Singapore

This prospectus has not been registered as a prospectus with the Monetary Authority of Singapore. Accordingly, this prospectus and any other document or material in connection with the offer or sale, or invitation for subscription or purchase, of the shares may not be circulated or distributed, nor may the shares be offered or sold, or be made the subject of an invitation for subscription or purchase, whether directly or indirectly, to persons in Singapore other than (i) to an institutional investor under Section 274 of the Securities and Futures Act, Chapter 289 of Singapore (the “SFA”), (ii) to a relevant person pursuant to Section 275(1), or any person pursuant to Section 275(1A), and in accordance with the conditions specified in Section 275, of the SFA, or (iii) otherwise pursuant to, and in accordance with the conditions of, any other applicable provision of the SFA.

Where the shares are subscribed or purchased under Section 275 of the SFA by a relevant person which is:

(a)	a corporation (which is not an accredited investor (as defined in Section 4A of the SFA)) the sole business of which is to hold investments and the entire share capital of which is owned by one or more individuals, each of whom is an accredited investor; or
(b)	a trust (where the trustee is not an accredited investor) whose sole purpose is to hold investments and each beneficiary of the trust is an individual who is an accredited investor,

securities (as defined in Section 239(1) of the SFA) of that corporation or the beneficiaries’ rights and interest (howsoever described) in that trust shall not be transferred within six months after that corporation or that trust has acquired the shares pursuant to an offer made under Section 275 of the SFA except:

(a)	to an institutional investor or to a relevant person defined in Section 275(2) of the SFA, or to any person arising from an offer referred to in Section 275(1A) or Section 276(4)(i)(B) of the SFA;
(b)	where no consideration is or will be given for the transfer;
(c)	where the transfer is by operation of law;

(d)	as specified in Section 276(7) of the SFA; or
(e)	as specified in Regulation 32 of the Securities and Futures (Offers of Investments) (Shares and Debentures) Regulations 2005 of Singapore.

Notice to Prospective Investors in Japan

The shares have not been and will not be registered under the Financial Instruments and Exchange Law of Japan (Law No. 25 of 1948, as amended) and, accordingly, will not be offered or sold, directly or indirectly, in Japan, or for the benefit of any Japanese Person or to others for re-offering or resale, directly or indirectly, in Japan or to any Japanese Person, except in compliance with all applicable laws, regulations and ministerial guidelines promulgated by relevant Japanese governmental or regulatory authorities in effect at the relevant time. For the purposes of this paragraph, “Japanese Person” shall mean any person resident in Japan, including any corporation or other entity organized under the laws of Japan.

Notice to Prospective Investors in Australia

No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission, in relation to the offering. This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001 (the “Corporations Act”), and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act. Any offer in Australia of the shares may only be made to persons (the “Exempt Investors”), who are:

(a)	“sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act; and
(b)	“wholesale clients” (within the meaning of section 761G of the Corporations Act),

so that it is lawful to offer the shares without disclosure to investors under Chapters 6D and 7 of the Corporations Act.

The shares applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapters 6D and 7 of the Corporations Act would not be required pursuant to an exemption under both section 708 and Subdivision B of Division 2 of Part 7.9 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapters 6D and 7 of the Corporations Act. Any person acquiring shares must observe such Australian on-sale restrictions.

This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Notice to Prospective Investors in France

Neither this prospectus nor any other offering material relating to the shares described in this prospectus has been submitted to the clearance procedures of the Autorité des Marchés Financiers or of the competent authority of another member state of the European Economic Area and notified to the Autorité des Marchés Financiers. The shares have not been offered or sold and will not be offered or sold, directly or indirectly, to the public in France. Neither this prospectus nor any other offering material relating to the shares has been or will be:

•	released, issued, distributed or caused to be released, issued or distributed to the public in France; or
•	used in connection with any offer for subscription or sale of the shares to the public in France.

Such offers, sales and distributions will be made in France only:

•	to qualified investors (investisseurs qualifiés) and/or to a restricted circle of investors (cercle restreint d’investisseurs), in each case investing for their own account, all as defined in, and in accordance with articles L.411-2, D.411-1, D.411-2, D.734-1, D.744-1, D.754-1 and D.764-1 of the French Code monétaire et financier;

•	to investment services providers authorized to engage in portfolio management on behalf of third parties; or
•	in a transaction that, in accordance with article L.411-2-II-1°-or-2°-or 3° of the French Code monétaire et financier and article 211-2 of the General Regulations (Règlement Général) of the Autorité des Marchés Financiers, does not constitute a public offer (appel public à l’épargne).

The shares may be resold directly or indirectly, only in compliance with articles L.411-1, L.411-2, L.412-1 and L.621-8 through L.621-8-3 of the French Code monétaire et financier.

LEGAL MATTERS

The validity of the shares of common stock offered hereby will be passed upon for us by Fried, Frank, Harris, Shriver & Jacobson LLP, New York, New York. Legal matters in connection with this offering will be passed upon for the underwriters by Latham & Watkins LLP, Washington, D.C.

EXPERTS

The consolidated financial statements of Emerald Expositions Events, Inc. as of December 31, 2017 and 2016, and for each of the three years in the period ended December 31, 2017 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

References to the independent research report prepared by Stax Inc. in connection with the IPO have been included in this prospectus in reliance on the report, given on the authority of Stax Inc.

WHERE YOU CAN FIND MORE INFORMATION

We have filed with the SEC a registration statement on Form S-1, including exhibits and schedules, under the Securities Act with respect to the common stock to be sold in this offering. As allowed by SEC rules, this prospectus, which constitutes a part of the registration statement, does not contain all of the information set forth in the registration statement or the exhibits and schedules that are part of the registration statement. For further information about us and our common stock, you should refer to the registration statement, including all amendments, supplements, schedules, and exhibits thereto.

Statements contained in this prospectus regarding the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and each such statement is qualified in all respects by reference to the full text of such contract or other document filed as an exhibit to the registration statement.

You may read, without charge, and copy, at prescribed rates, all or any portion of the registration statement or any reports, statements or other information we file with or furnish to the SEC at the SEC’s Public Reference Room at 100 F Street, N.E., Washington, DC 20549. You may also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC. Please call the SEC at 1-800-SEC-0330 to obtain information on the operation of the Public Reference Room. In addition, the SEC maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC. You can review the registration statement, as well as our future SEC filings, by accessing the SEC’s website at www.sec.gov. You may also request copies of those documents, at no cost to you, by contacting us at the following address:

Emerald Expositions Events, Inc.
31910 Del Obispo Street
Suite 200
San Juan Capistrano, California 92675
(949) 226-5700

We are subject to the information and reporting requirements of the Securities Exchange Act and file annual, quarterly and current reports, proxy statements and other information with the SEC. You can request copies of these documents, for a copying fee, by writing to the SEC. We intend to furnish our stockholders with annual reports containing financial statements audited by our independent registered public accounting firm.

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of Emerald Expositions Events, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Emerald Expositions Events, Inc. and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of income and comprehensive income, of changes in shareholders’ equity and of cash flows for each of the three years in the period ended December 31, 2017, including the related notes and financial statement schedules listed in the accompanying index (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Irvine, California
February 22, 2018

We have served as the Company's auditor since 2015.

Emerald Expositions Events, Inc.
Consolidated Balance Sheets
December 31, 2017 and 2016

(dollars in millions, share data in thousands except par value)	2017	2016
Assets
Current assets
Cash and cash equivalents	$10.9	$14.9
Trade and other receivables, net of allowance for doubtful accounts of $0.8 and $0.7 as of December 31, 2017 and 2016, respectively	62.7	57.6
Prepaid expenses	19.9	23.0
Total current assets	93.5	95.5
Noncurrent assets
Property and equipment, net	3.8	3.8
Goodwill	993.7	930.3
Other intangible assets, net	545.0	541.2
Other noncurrent assets	1.9	1.7
Total assets	$1,637.9	$1,572.5
Liabilities and Shareholders’ Equity
Current liabilities
Accounts payable and other current liabilities	$25.0	$28.2
Deferred revenues	192.6	171.6
Term loan, current portion	5.7	8.8
Total current liabilities	223.3	208.6
Noncurrent liabilities
Term loan, net of discount and deferred financing fees	548.5	693.3
Deferred tax liabilities, net	100.2	140.1
Other noncurrent liabilities	4.7	2.8
Total liabilities	876.7	1,044.8
Commitments and contingencies (Note 13)
Shareholders’ equity
Preferred stock, $0.01 par value; authorized shares at December 31, 2017: 80,000; no shares issued and outstanding at December 31, 2017	—	—
Common stock, $0.01 par value; authorized shares: 800,000; issued and outstanding shares: 72,604 and 61,860 at December 31, 2017 and 2016, respectively(1)	0.7	0.6
Additional paid-in capital(1)	677.1	510.3
Retained earnings	83.4	16.8
Total shareholders’ equity	761.2	527.7
Total liabilities and shareholders’ equity	$1,637.9	$1,572.5
(1)	Adjusted to reflect the 125-for-one stock split. See Note 10.

The accompanying notes are an integral part of these consolidated financial statements.

Emerald Expositions Events, Inc.
Consolidated Statements of Income and Comprehensive Income
Years Ended December 31, 2017, 2016 and 2015

(dollars in millions, share data in thousands except earnings per share)	2017	2016	2015
Revenues	$341.7	$323.7	$306.4
Other income	6.5	—	—
Cost of revenues	95.0	84.4	83.4
Selling, general and administrative expense	121.9	98.9	93.1
Depreciation and amortization expense	43.2	40.0	39.1
Intangible asset impairment charge	—	—	8.9
Operating income	88.1	100.4	81.9
Interest expense	38.3	51.4	52.0
Loss on extinguishment of debt	3.0	12.8	—
Income before income taxes	46.8	36.2	29.9
(Benefit from) provision for income taxes	(35.0)	14.0	10.3
Net income and comprehensive income	$81.8	$22.2	$19.6

Basic earnings per share(1)	$1.19	$0.36	$0.32
Diluted earnings per share(1)	$1.13	$0.35	$0.31
Basic weighted average common shares outstanding(1)	68,912	61,859	61,847
Diluted weighted average common shares outstanding(1)	72,116	63,294	62,516
(1)	Adjusted to reflect the 125-for-one stock split. See Note 10.

The accompanying notes are an integral part of these consolidated financial statements.

Emerald Expositions Events, Inc.
Consolidated Statements of Shareholders’ Equity
Years Ended December 31, 2017, 2016 and 2015

	Common Stock(1)		Additional Paid-in Capital(1)	(Accumulated Deficit) Retained Earnings	Total Shareholders’ Equity
(shares in thousands; dollars in millions)	Shares	Amount
Balances at December 31, 2014	61,843	$0.6	$502.2	$(25.0)	$477.8
Stock-based compensation	4.4	—	5.1	—	5.1
Net income and comprehensive income	—	—	—	19.6	19.6
Balances at December 31, 2015	61,847	$0.6	$507.3	$(5.4)	$502.5
Stock-based compensation	11.6	—	3.0	—	3.0
Issuance of common stock	7.7	—	0.1	—	0.1
Repurchase of common stock	(6.3)	—	(0.1)	—	(0.1)
Net income and comprehensive income	—	—	—	22.2	22.2
Balances at December 31, 2016	61,860	$0.6	$510.3	$16.8	$527.7
Stock-based compensation	9	—	2.6	—	2.6
Dividends on common stock	—	—	—	(15.2)	(15.2)
Issuance of common stock	10,735	0.1	164.2	—	164.3
Net income and comprehensive income	—	—	—	81.8	81.8
Balances at December 31, 2017	72,604	$0.7	$677.1	$83.4	$761.2
(1)	Adjusted to reflect the 125-for-one stock split. See Note 10.

The accompanying notes are an integral part of these consolidated financial statements.

Emerald Expositions Events, Inc.
Consolidated Statements of Cash Flows
Years Ended December 31, 2017, 2016 and 2015

(in millions)	2017	2016	2015
Operating activities
Net income	$81.8	22.2	$19.6
Adjustments to reconcile net income to net cash provided by operating activities:
Stock-based compensation expense	2.6	3.0	5.1
Provision for doubtful accounts	0.5	0.7	0.1
Depreciation and amortization	43.2	40.0	39.1
Intangible asset impairment charge	—	—	8.9
Amortization of deferred financing fees and debt discount	4.6	5.2	4.7
Unrealized (gain) loss on interest rate swap and floor	(1.4)	(0.7)	1.5
Deferred income taxes	(39.9)	10.4	7.9
Loss on extinguishment of debt	3.0	3.7	—
Other	0.3	0.2	—
Changes in operating assets and liabilities, net of effect of businesses acquired:
Trade and other receivables	(0.7)	(10.6)	4.4
Prepaid expenses	4.5	(1.7)	(0.3)
Other noncurrent assets	0.1	(0.6)	—
Accounts payable and other current liabilities	3.3	2.4	(2.2)
Deferred revenues	5.4	18.4	(1.1)
Other noncurrent liabilities	3.5	0.4	0.1
Net cash provided by operating activities	110.8	93.0	87.8
Investing activities
Acquisition of businesses, net of cash acquired	(92.5)	(48.5)	(84.2)
Purchases of property and equipment	(0.9)	(2.4)	(1.0)
Purchases of intangible assets	(2.1)	(1.0)	(1.8)
Net cash used in investing activities	(95.5)	(51.9)	(87.0)
Financing activities
Payment of contingent consideration	(12.6)	(4.6)	—
Proceeds from borrowings on revolving credit facility	43.0	8.0	12.0
Repayment of revolving credit facility	(43.0)	(8.0)	(12.0)
Proceeds from borrowings on term loan	13.0	200.0	—
Repayment of senior notes	—	(200.0)	—
Repayment of principal on term loan	(164.2)	(37.0)	(26.3)
Fees paid for debt issuance	(4.7)	(1.0)	—
Cash dividends paid	(15.2)	—	—
Payment of costs related to the initial public offering	(6.4)	—	—
Proceeds from common stock issuance	170.8	0.1	—
Net cash used in financing activities	(19.3)	(42.5)	(26.3)
Net decrease in cash and cash equivalents	(4.0)	(1.4)	(25.5)
Cash and cash equivalents
Beginning of year	14.9	16.3	41.8
End of year	$10.9	$14.9	$16.3
Supplemental disclosures of cash flow information
Cash paid for income taxes	$3.9	$3.7	$1.2
Cash paid for interest	34.7	45.9	49.9

Supplemental schedule of non-cash investing and financing activities
Contingent consideration related to 2015 acquisitions	$—	$—	$4.5
Contingent consideration related to 2016 acquisitions	$—	$8.5	$—
Contingent consideration related to 2017 acquisitions	$1.6	$—	$—

The accompanying notes are an integral part of these consolidated financial statements.

Note 1.	Description of Business and Summary of Significant Accounting Policies

Emerald Expositions Events, Inc. (“Emerald” or “the Company”) is a corporation formed on April 26, 2013, under the laws of the State of Delaware. Emerald is majority owned by investment funds managed by an affiliate of Onex Partners Manager LP (“Onex Partners”).

The Company, headquartered in San Juan Capistrano, California, is a leading operator of large business-to-business trade shows in the United States (“U.S.”). The Company operates in a number of broadly-defined industry sectors: Gift, Home & General Merchandise; Sports; Design & Construction; Technology; Jewelry; and other trade shows. Each of the Company’s exhibitions are held at least once per year, and provide a venue for exhibitors to launch new products, develop sales leads and promote their brands.

In addition to organizing trade shows and conferences (collectively, “Events”), the Company also operates websites and related digital products, and produces publications, each of which is aligned with a specific sector for which it organizes a trade show. These complementary products allow the Company to better connect and communicate with its preexisting trade show audience.

Initial Public Offering

On April 28, 2017, the Company’s stock began trading on the New York Stock Exchange under the symbol “EEX”. On May 3, 2017, the Company completed the initial public offering of its common stock. The Company sold a total of 10,333,333 shares of common stock, for total net proceeds to the Company of approximately $159.1 million after deducting underwriting discounts and commissions and expenses associated with the offering of $16.5 million. The Company used all of its proceeds from the offering plus cash on hand to prepay $159.2 million of borrowings outstanding under the Term Loan Facility (as defined below).

Basis of Presentation

The consolidated financial statements include the operations of the Company and its wholly-owned subsidiaries. These consolidated financial statements are presented in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”). All significant intercompany transactions, accounts and profits, if any, have been eliminated in the consolidated financial statements.

The Company had no items of other comprehensive income; as such, its comprehensive income is the same as net income for all periods presented.

Onex Partners Fees

Emerald Expositions Holding, Inc. (“EEH”), an intermediate holding company of Emerald, entered into a Services Agreement, dated June 17, 2013, with Onex Partners (the “Services Agreement”) to provide expertise and advisory services, including financial and structural analysis, due diligence investigations, and other advice and negotiation assistance. The management fee for these services was payable quarterly, in arrears. In connection with the IPO, the Services Agreement was terminated and the management fee is no longer paid.

Revision of Prior Period Financial Statements

During the fourth quarter of 2017, the Company identified a classification error related to certain debt extinguishment costs incurred as part of the Company’s debt refinancing in May 2017. The Company considered both quantitative and qualitative factors in assessing the materiality of the classification error individually, and in the aggregate, and determined that the classification error was not material to interim periods. As such, the Company will revise the consolidated statements of income and comprehensive income for the interim periods ended June 30, 2017 and September 30, 2017 in the Company’s 2018 Quarterly Reports on Form 10-Q, to reflect a decrease to interest expense of $2.3 million and an increase to loss on extinguishment of debt of $2.8 million. The accompanying consolidated statement of income and comprehensive income for the year ended December 31, 2017 appropriately reflects this classification.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting periods.

Significant estimates include, but are not limited to, allowances for doubtful accounts, useful lives of depreciable assets and intangible assets, long-lived asset impairments, goodwill and purchased intangible asset valuations and assumptions used in valuing the Company’s allocation of purchase price, including acquired deferred revenues, intangible assets and goodwill, deferred taxes, the fair value of the Company’s common stock issued prior to the IPO and stock-based compensation expense. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company maintains its cash in bank deposit accounts, which at times may exceed federally insured limits. The Company considers cash deposits in banks as cash and investments with original maturities at purchase of three months or less as cash equivalents. At December 31, 2017 and 2016 amounts receivable from credit card processors, totaling $0.8 million and $1.1 million, respectively, are considered cash equivalents because they are short-term, highly liquid in nature and they are typically converted to cash within three days of the sales transaction.

Fair Value of Financial Instruments

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date and sets out a fair value hierarchy. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). Inputs are broadly defined as assumptions market participants would use in pricing an asset or liability.

The Company’s assets and liabilities are carried at fair value and are classified and disclosed in one of the following three categories: Level 1 – quoted market prices in active markets for identical assets and liabilities; Level 2 – observable market-based inputs that are corroborated by market data; and Level 3 – unobservable inputs that are not corroborated by market data. The inputs to the determination of fair value are based upon the best information in the circumstances and may require significant management judgment or estimation. A significant adjustment to a Level 2 input could result in the Level 2 measurement becoming a Level 3 measurement. As of December 31, 2017 and 2016, the Company had contingent consideration liabilities that were Level 3 liabilities with the related fair values based on the significant unobservable inputs and probability weightings in using the income approach.

Financial Instruments

Cash and cash equivalents, accounts receivable, accounts payable and certain accrued liabilities are carried at cost, which management believes approximates fair value because of the short-term maturity of these instruments. The financial instruments also include long-term debt with third party financial institutions.

Cash and cash equivalents and long-term debt financial instruments potentially subject the Company to concentrations of credit risk. To minimize the risk of credit loss, these financial instruments are primarily held with large, reputable financial institutions. At December 31, 2017 and December 31, 2016, the Company’s uninsured balances totaled $10.6 million, and $14.7 million, respectively.

As of December 31, 2017 and 2016, the carrying value and fair value of the Company’s debt is summarized in the following table:

	December 31, 2017
(in millions)	Fair Value	Carrying Value
Amended and Restated Term Loan Facility, with interest at LIBOR plus 2.75% (equal to 4.42%) at period end, including short-term portion	$565.0	$558.5
Total	$565.0	$558.5
	December 31, 2016
(in millions)	Fair Value	Carrying Value
Term Loan Facility, with interest at LIBOR plus 3.75% (equal to 4.75%) at period end, including short-term portion	$710.8	$707.3
Total	$710.8	$707.3

The difference between the carrying value and fair value of the Company’s variable-rate term loan is due to the difference between the period-end market interest rates and the projected market interest rates over the term of the loan, as well as the financial performance of the Company since the issuance of the debt. In addition, the carrying value is net of discounts. The Company estimated the fair value of its variable-rate debt using quoted market prices (Level 2 inputs).

Derivative Instruments

In March 2014, the Company, through EEH, entered into forward interest rate contracts to manage and reduce its interest rate risk. The interest rate swap and floor have an effective date of December 31, 2015 and are settled on the last business day of each month of March, June, September and December, beginning March 31, 2016 through December 31, 2018. The Company made payments of $1.4 million during the year ended December 31, 2017, representing the differential between the three-month LIBOR rate 1.33% and 2.705% on the principal amount of $100.0 million. The Company made payments of $1.5 million during the year ended December 31, 2016, representing the differential between the three-month LIBOR rate 0.838% and 2.705% on the principal amount of $100.0 million. The Company marks-to-market its interest rate contracts quarterly with the unrealized and realized gains or losses included in interest expense in the consolidated statements of income and comprehensive income. The liability is included in accounts payable and other current liabilities and other noncurrent liabilities in the consolidated balance sheets. See Note 6 – “Long-Term Debt” for additional discussion of the Company’s interest rate swap and floor arrangements.

Trade and other receivables

The Company extends non-interest bearing trade credit to its customers in the ordinary course of business which is not collateralized. Accounts receivable are shown on the face of the consolidated balance sheets, net of an allowance for doubtful accounts. In determining the allowance for doubtful accounts, the Company analyzes the aging of accounts receivable, historical bad debts, customer creditworthiness and current economic trends.

Prepaid Expenses

Prepaid expenses is primarily comprised of prepaid event costs. The Company pays certain direct event costs, such as facility rentals and insurance costs, in advance of the event. Such costs are deferred in prepaid expense on the consolidated balance sheets when paid and recognized as cost of revenues upon the staging of the event.

Goodwill and Trade Name Intangibles

Goodwill is recorded as the difference, if any, between the aggregate consideration paid for an acquisition and the fair value of the assets acquired and liabilities assumed resulting from acquisitions. Goodwill and indefinite-lived intangible assets are not amortized but instead tested for impairment annually or more frequently should an event or circumstances indicate that a reduction in fair value of the reporting unit may have occurred. The Company tests for impairment on October 31 of each year, or more frequently if events and circumstances warrant. Such events and circumstances may be a significant change in business climate, economic and industry trends, legal factors, negative operating performance indicators, significant competition or changes in strategy. The Company performs its goodwill or indefinite-lived intangible assets impairment test at the reporting unit level and asset grouping level, respectively, and has determined it operates under one reporting unit and asset grouping.

In testing goodwill for impairment, the Company first assesses qualitative factors to determine whether the existence of events or circumstances leads to a determination that it is more likely than not that the fair value of a reporting unit is less than its carrying amount, which is commonly referred to as “Step 0”. If, after assessing the totality of events or circumstances, an entity determines it is not more likely than not that the fair value of a reporting unit is less than its carrying amount, then additional impairment testing is not required. If the carrying amount of goodwill exceeds the fair value, an impairment loss is recognized in an amount equal to the excess of the carrying amount over the fair value.

The annual evaluation for impairment of indefinite-lived intangible assets is a two-step process. The first step is to perform a qualitative impairment assessment. If this qualitative assessment indicates that, more likely than not, the indefinite-lived intangible assets are not impaired, then no further testing is performed. If the qualitative assessment indicates that, more likely than not, the indefinite-lived intangible assets are impaired, then the fair value of the indefinite-lived intangible assets must be calculated. If the carrying value exceeds the fair value, an impairment loss is recorded for that excess.

Determining the fair value of a reporting unit or an indefinite-lived intangible asset is judgmental in nature and involves the use of significant estimates and assumptions. These estimates and assumptions include revenue growth rates, weighted average cost of capital and royalty rates. The Company bases its fair value estimates on assumptions it believes to be reasonable but which are unpredictable and inherently uncertain. Actual future results may differ from the estimates.

In the course of performing the annual qualitative assessment of the Company’s indefinite-lived intangible assets for the year ended December 31, 2015, an increase in the Company’s weighted average cost of capital and a decrease in the royalty rate assumptions used in calculating the fair value of indefinite-lived intangibles were determined sufficient to represent impairment indicators which qualified as a triggering event to move to step two of the impairment test. In the process of determining the implied fair value of the Company’s indefinite-lived intangible assets, management utilized, among other inputs, a relief from royalty calculation prepared by a third-party consultant. As a result of this calculation, the implied fair value of the indefinite-lived intangible assets was deemed to be lower than the carrying value. An impairment charge of $8.9 million was recorded in intangible asset impairment charge in the consolidated statement of income and comprehensive income to align the carrying value of the Company’s indefinite-lived intangible assets with their implied fair value. No impairment indicators were identified as a result of the Company’s annual qualitative assessment of the Company’s indefinite-lived intangible assets for the years ended December 31, 2017 and 2016.

No impairment was identified as a result of the Step 0 qualitative analysis performed in 2017 and the step 1 quantitative analysis performed in 2016 and 2015 in connection with the Company’s annual test of goodwill, as the estimated fair value of goodwill as of each impairment testing date exceeded its carrying value.

Customer-Related Intangibles and Other Amortized Intangible Assets

Intangible assets with finite lives are stated at cost, less accumulated amortization and impairment losses. These intangible assets are amortized on a straight-line basis over the following estimated useful lives, which are reviewed annually:

	Estimated Useful Life	Weighted Average
Customer-related intangibles	7-10 years	9
Computer software	3-7 years	6

As it relates to business acquisitions, the fair values of acquired customer-related intangibles are estimated using a discounted cash flow analysis. Input assumptions regarding future cash flows, growth rates, discount rates, and tax rates used in developing the present value of future cash flow projections are the basis of the fair value calculation.

Contingent Consideration

Some of the Company’s acquisition agreements include contingent consideration arrangements, which are generally based on the achievement of future performance thresholds. For each transaction, the Company estimates the fair value of contingent consideration payments as part of the initial purchase price and records the estimated fair value of contingent consideration as a liability.

The Company considers several factors when determining that contingent consideration liabilities are part of the purchase price, including the following: (1) the valuation of its acquisitions is not supported solely by the initial consideration paid, (2) the former shareholders of acquired companies that remain as key employees receive compensation other than contingent consideration payments at a reasonable level compared with the compensation of the Company’s other key employees and (3) contingent consideration payments are not affected by employment termination.

The Company reviews and assesses the estimated fair value of contingent consideration on a quarterly basis, and the updated fair value could differ materially from the initial estimates. Adjustments to the estimated fair value of contingent consideration are reported in sales, general and administrative expense in the consolidated statements of income and comprehensive income.

Property and Equipment

Property and equipment is carried at cost less accumulated depreciation and impairment losses, if any. Property and equipment is depreciated on a straight-line basis over the estimated useful lives of 1 to 6 years (shorter of economic useful life or lease term) for leasehold improvements and 1 to 10 years for equipment, which includes computer hardware and office furniture.

Impairment of Long-Lived Assets Other than Goodwill and Indefinite-Lived Intangible Assets

Long-lived assets other than goodwill and trade name intangible assets, held and used by the Company, including property and equipment and amortized intangible assets, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. The Company evaluates recoverability of assets to be held and used by comparing the carrying amount of an asset to the future net undiscounted cash flows to be generated by the asset. If such asset is considered to be impaired, the impairment loss is measured as the amount by which the carrying amount of the asset exceeds its fair value.

There were no long-lived asset impairments noted for the years ended December 31, 2017, 2016 or 2015.

Revenue Recognition and Deferred Revenue

Revenue is recognized when persuasive evidence of an arrangement exists, services have been rendered, the fee is fixed or determinable and the collectability of the related revenue is reasonably assured.

A significant portion of the Company’s annual revenue is generated from the production of trade shows and conference events, including booth space sales, registration fees and sponsorship fees. The Company recognizes revenue upon completion of each trade show or conference event. The trade show and conference revenues represented approximately 93%, 92% and 92% of the total revenues for the years ended December 31, 2017, 2016 and 2015, respectively. Amounts invoiced prior to the completion of the trade show or conference event are recorded as deferred revenues in the consolidated balance sheets until the completion of the event. As of December 31, 2017 and 2016, the Company had deferred revenues of $192.6 million and $171.6 million, respectively, of which, $49.3 million and $49.9 million, are included in accounts receivable on the consolidated balance sheets as of December 31, 2017 and 2016, respectively.

Other revenues, primarily consisting of advertising sales for industry publications, are recognized in the period in which the publications are issued.

Other Income

During the third quarter of 2017, as a result of Hurricane Irma, the Company’s Surf Expo and Imprinted Sportswear Show - Orlando (“ISS Orlando”) were forced to close two days early. The Company carries cancellation insurance to mitigate losses caused by natural disasters and received a payment of $6.5 million from its insurance carrier to offset the lost revenues of the affected trade shows. As a result, during the year ended December 31, 2017, the Company recorded Other Income of $6.5 million to recognize the amount that was recovered from the insurance company in the consolidated statements of income and comprehensive income.

Deferred Financing Fees and Debt Discount

Costs relating to debt issuance have been deferred and are amortized over the terms of the underlying debt instruments, using the effective interest method for the Amended and Restated Term Loan Facility and the straight-line method for the Amended and Restated Revolving Credit Facility. Debt discount is recorded as a contra-liability and is amortized over the term of the underlying debt instrument, using the effective interest method.

Segment Reporting

Operating segments are components of an enterprise for which discrete financial reporting information is available that is evaluated regularly by the chief operating decision maker (“CODM”) in deciding how to allocate resources and in assessing performance. As the Company’s sole function is the operation and management of trade shows and their interdependent trade show related marketing activities, the CODM views the Company’s operations and manages the businesses as one operating segment. In addition, all of the Company’s assets and trade shows are held in the U.S. Utilizing these criteria, the Company is managed on the basis of one reportable operating segment.

Advertising and Marketing Costs

Advertising and marketing costs are expensed as incurred and are reflected as selling, general and administrative expenses in the consolidated statements of income and comprehensive income. These costs include all brand advertising, telemarketing, direct mail and other sales promotion associated with the Company’s trade shows, conference events and publications. Advertising and marketing costs totaled $12.9 million, $11.7 million and $11.5 million, for the years ended December 31, 2017, 2016 and 2015, respectively.

Stock-Based Compensation

Prior to the IPO, certain of the Company’s officers, non-employee directors, consultants and employees received stock-based awards pursuant to our 2013 Option Plan. Stock-based compensation expense is calculated for each vesting tranche of stock options using the Black-Scholes option pricing model. The expense is recognized, net of forfeitures, within the consolidated statements of income and comprehensive income; however, no expense is recognized for awards that do not ultimately vest. The determination of the grant date fair value of stock options using an option-pricing model is affected by a number of assumptions, such as the fair value of the underlying stock,

Emerald’s expected stock price volatility over the expected term of the options, stock option forfeiture behaviors, risk-free interest rates and expected dividends, which is estimated as follows:

•	Fair Value of our Common Stock — Due to the absence of an active market for the Company’s common stock prior to the IPO, the fair value for purposes of determining the underlying stock price for pre-IPO stock option grants was determined utilizing commonly accepted valuation practices. The exercise price was set at least equal to the fair value of Emerald’s common stock on the date of grant. The key assumptions used in the valuations to determine the fair value of Emerald’s pre-IPO common stock included its historical and projected operating and financial performance; observed market multiples for comparable businesses; the uncertainty in the business associated with economic conditions; the fact that equity incentive grants relate to illiquid securities in a private company that had no liquid trading market; and the likelihood of achieving a liquidity event, such as an initial public offering or sale of the company. Each of these assumptions involves highly complex and subjective estimates. Following the IPO, the fair value per share of our common stock for purposes of determining share-based compensation is the closing price of the Company’s common stock as reported on the New York Stock Exchange on the applicable grant date.
•	Expected Term — For pre-IPO and post-IPO stock option grants, the expected option term represents the period of time the option is expected to be outstanding. The simplified method is used to estimate the term since the Company does not have sufficient exercise history to calculate the expected term of stock options.
•	Volatility — For pre-IPO and post-IPO stock option grants, management determines the expected volatility based on historical average volatilities of similar publicly traded companies corresponding to the expected term of the awards.
•	Risk-Free Rate — For pre-IPO and post-IPO stock options, the risk-free rate is based on the yields of United States Treasury securities with maturities similar to the expected term of stock option for each stock option grant.
•	Forfeiture Rate — For pre-IPO and post-IPO stock options, estimates of pre-vesting forfeitures, or forfeiture rates, were based on our internal analysis, which primarily considers the award recipients’ position within the company.
•	Dividend Yield — Prior to the IPO, the Company had never declared or paid any cash dividends and had no intention to pay cash dividends. Consequently, an expected dividend yield of zero was used with respect to pre-IPO options. In connection with the IPO, the Company adopted a policy of paying quarterly cash dividends on our common stock. Our post-IPO stock option grants include an expected dividend yield which is commensurate with the annual dividends the Company has been declaring and paying since the IPO.

In 2017, the Company granted Restricted Stock Units, “RSUs”, that contain service and, in certain instances, performance conditions to certain executives and employees. The Company recognizes cumulative stock-based compensation expense for the portion of the awards for which the service period and performance conditions, as applicable, are probable of being satisfied. The grant date fair value of stock-based awards is recognized as expense over the requisite service period on the graded-vesting method.

Income Taxes

The Company provides for income taxes utilizing the asset and liability method of accounting. Under this method, deferred income taxes are recorded to reflect the tax consequences in future years of differences between the tax basis of assets and liabilities and their financial reporting amounts at each balance sheet date, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. If it is determined that it is more likely than not that future tax benefits associated with a deferred tax asset will not be realized, a valuation allowance is provided. The effect on deferred tax assets and liabilities of a change in the tax rates is recognized in the consolidated statements of income and comprehensive income as an adjustment to income tax expense in the period that includes the enactment date.

The Company records a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in a tax return. The Company recognizes interest and penalties, if any, related to unrecognized tax benefits in income tax expense.

Note 2.	Recently Adopted Accounting Pronouncements

In January 2017, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2017-04, Intangibles – Goodwill and Other (Topic 350): Simplifying the Accounting for Goodwill Impairment. The guidance removes Step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment will now be the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill. The revised guidance is applied prospectively and is effective for calendar year-end filers in 2020, with early adoption permitted. Adoption of ASU 2017-04 did not have a significant impact on the Company’s consolidated financial statements.

In January 2017, the FASB issued ASU 2017-01, Clarifying the Definition of a Business, to assist companies with evaluating whether transactions should be accounted for as acquisitions of assets or businesses. The new guidance requires a company to evaluate if substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets; if so, the set of assets and activities is not a business. The guidance also requires a business to include at least one substantive process and narrows the definition of outputs by more closely aligning it with how outputs are described in the guidance for revenue from contracts with customers. The guidance should be applied prospectively to any transactions occurring within the period of adoption. Management elected to early adopt the new guidance during the fourth quarter of 2017. Adoption of ASU 2017-01 did not have a significant impact on the Company’s consolidated financial statements.

In November 2016, the FASB issued ASU 2016-18, Statement of Cash Flows: Restricted Cash, which provides new guidance on restricted cash in the statement of cash flows. The new guidance requires the classification and presentation of changes in restricted cash and cash equivalents in the statement of cash flows. Therefore, amounts generally described as restricted cash and restricted cash equivalents should be included with cash and cash equivalents when reconciling the beginning and ending balances shown in the statement of cash flows. The new standard is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2017, with early adoption permitted. The guidance is applied retrospectively after adoption. Adoption of ASU 2016-18 did not have a significant impact on the Company’s consolidated financial statements.

In August 2016, the FASB issued ASU 2016-15, Statement of Cash Flows (Topic 230): Classification of Certain Cash Receipts and Cash Payments (ASU 2016-15). ASU 2016-15 clarifies how certain cash receipts and payments should be presented in the statement of cash flows. This standard is effective for fiscal years beginning after December 15, 2016. Adoption of ASU 2016-15 did not have a significant impact on the Company’s consolidated financial statements.

In March 2016, the FASB issued ASU 2016-09, Compensation – Stock Compensation (Topic 718). ASU 2016-09 identifies areas for simplification involving several aspects of accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, an option to recognize gross stock compensation expense with actual forfeitures recognized as they occur, as well as certain classifications on the statement of cash flows. This standard is effective for fiscal years beginning after December 15, 2016. Adoption of ASU 2016-09 did not have a significant impact on the Company’s consolidated financial statements.

In January 2016, the FASB issued ASU 2016-01, Financial Instruments - Overall (Subtopic 825-10: Recognition and Measurement of Financial Assets and Financial Liabilities), which revised entities’ accounting related to: (i) the classification and measurement of investments in equity securities; and (ii) the presentation of certain fair value changes for financial liabilities measured at fair value. The ASU also amends certain disclosure requirements associated with the fair value of financial instruments. The new guidance is effective for the Company in annual periods ending after December 15, 2017 and requires a modified retrospective approach to adoption. Early adoption is only permitted for the provision related to instrument-specific credit risk. Adoption of ASU 2016-01 related to instrument-specific credit risk did not have a significant impact on the Company’s consolidated financial statements.

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 842), which will require lessees to recognize most leases on their balance sheets as a right-of-use asset with a corresponding lease liability, and lessors to recognize a net lease investment. Additional qualitative and quantitative disclosures will also be required. This standard is effective for fiscal years beginning after December 15, 2018. Management is currently assessing the impact that adopting this new accounting standard will have on the Company’s consolidated financial statements.

In May 2014, the FASB issued ASU 2014-09, Revenue from Contracts with Customers, which requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. ASU 2014-09 will replace most existing revenue recognition guidance in U.S. GAAP when it becomes effective. In August 2015, the FASB issued ASU 2015-14 to defer the effective date for annual reporting to periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is permitted as of the original effective date in ASU 2014-09, which is annual reporting periods beginning after December 15, 2016, however, the Company will not early adopt. In December 2016, the FASB issued ASU 2016-20, Technical Corrections and Improvements to Topic 606, Revenue from Contracts with Customers which affect narrow aspects of the guidance issued in ASU 2014-09. In May 2016, the FASB issued ASU 2016-12, Narrow Scope Improvements and Practical Expedients, which amends and clarifies certain aspects in ASU 2014-09 that include collectibility, presentation of sales and other taxes collected from customers, noncash consideration, contract modifications and completed contracts at transition. In April 2016, the FASB issued ASU 2016-10, Identifying Performance Obligations and Licensing, which amends the guidance in ASU 2014-09 on accounting for licenses of intellectual property and identifying performance obligations. In March 2016, the FASB issued ASU 2016-08, Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which amends the principal versus agent guidance in ASU 2014-09. The standards are to be applied retrospectively and the Company has elected to utilize the full retrospective method. Management has completed its evaluation and aside from the new footnote disclosure requirements, does not believe these standards will have a material effect on the Company’s consolidated financial statements.

There have been no other new accounting pronouncements that are expected to have a significant impact on the Company’s consolidated financial statements or notes thereto.

Note 3.	Business Acquisitions

In line with the Company’s strategic growth initiatives, Emerald acquired the assets and assumed the liabilities of several companies during 2017 (collectively, the “2017 acquisitions”), 2016 (collectively, the “2016 acquisitions”) and 2015 (collectively, the “2015 acquisitions”), as described below. Each transaction qualified as an acquisition of a business and was accounted for as a business combination.

2017 Acquisitions

CEDIA

The Company acquired the assets and assumed the liabilities associated with CEDIA Expo on January 25, 2017, for a total purchase price of $34.8 million, which included a negative working capital adjustment of approximately $1.2 million. The acquisition was financed with cash from operations and a draw on the Company’s revolving credit facility.

All of the external acquisition costs of $0.2 million were expensed as incurred and included in selling, general and administrative expenses in the consolidated statements of income and comprehensive income. The revenue and net income generated from this acquisition during the 2017 post-acquisition period was $7.0 million and $1.5 million, respectively. The measurement period was closed during the fourth quarter of 2017.

The following table summarizes the fair value of the assets and liabilities at the date of acquisition:

(in millions)	January 25, 2017
Prepaid expenses	$0.3
Goodwill	24.9
Other intangible assets	11.1
Deferred revenues	(1.5)
Purchase price, including working capital adjustment	$34.8

InterDrone

The Company acquired the assets and assumed the liabilities associated with the International Drone Conference and Exposition on March 10, 2017, for a purchase price of $8.2 million, which included a negative working capital adjustment of approximately $0.2 million and estimated contingent consideration of $3.8 million. The $4.4 million closing purchase payment was financed with cash from operations. The contingent consideration was primarily based upon performance thresholds around revenue and earnings. The liability was re-measured to fair value each reporting period using the Company’s most recent internal operational budgets. As a result of the Company’s review during the fourth quarter of 2017, the contingent consideration liability was re-measured to fair value which resulted in a $0.3 million increase in the fair value of the contingent consideration and is included in selling, general and administrative expense in the consolidated statements of income and comprehensive income. The $4.1 million contingent payment was settled in the fourth quarter of 2017. The measurement period was closed during the fourth quarter of 2017.

All of the external acquisition costs of $0.4 million were expensed as incurred and included in selling, general and administrative expenses in the consolidated statements of income and comprehensive income. The revenue and net income generated from this acquisition during the 2017 post-acquisition period was $1.7 million and $0.5 million, respectively. The measurement period was closed during the fourth quarter of 2017.

The following table summarizes the fair value of the assets and liabilities at the date of acquisition:

(in millions)	March 10, 2017
Goodwill	$5.5
Other intangible assets	2.9
Deferred revenues	(0.2)
Purchase price, including working capital adjustment	$8.2

Snow Show

The Company acquired the assets and assumed the liabilities associated with the SnowSports Industries America Snow Show on May 24, 2017, for a total purchase price of $16.8 million, which included a negative working capital adjustment of approximately $0.3 million and a deferred payment of $0.4 million. At the date of acquisition, the company entered into a sponsorship agreement for a non-exclusive right to use to the Snow Sports Industries mark. As a result of the sponsorship agreement, the company recorded a $0.4 million deferred payment that will be paid over the next ten years. The $0.4 million deferred payment is included in accounts payable and other current liabilities and other noncurrent liabilities in the consolidated balance sheets. The acquisition was financed with cash from operations.

All of the external acquisition costs of $0.3 million were expensed as incurred and included in selling, general and administrative expenses in the consolidated statements of income and comprehensive income. The revenue and net income generated from this acquisition during the 2017 post-acquisition period was immaterial. The measurement period was closed during the fourth quarter of 2017.

The following table summarizes the fair value of the assets and liabilities at the date of acquisition:

(in millions)	May 24, 2017
Goodwill	$11.3
Other intangible assets	5.8
Deferred revenues	(0.3)
Purchase price, including working capital adjustment	$16.8

CPMG

The Company acquired Connecting Point Marketing Group on November 29, 2017, for a total purchase price of $36.6 million, which included a working capital adjustment of approximately $1.4 million. The acquisition was financed with cash from operations and a draw from the Company’s revolving credit facility.

All of the external acquisition costs of $0.3 million were expensed as incurred and included in selling, general and administrative expenses in the consolidated statements of income and comprehensive income. The revenue and net income generated from this acquisition during the 2017 post-acquisition period was immaterial. The measurement period is expected to be closed during the first quarter of 2018.

The following table summarizes the fair value of the assets and liabilities at the date of acquisition:

(in millions)	November 29, 2017
Cash	$0.6
Trade and other receivables	5.1
Prepaid expenses	0.5
Goodwill	21.7
Other intangible assets	22.4
Accounts payable and other current liabilities	(0.8)
Deferred revenues	(12.9)
Purchase price, including working capital adjustment	$36.6

The Company recorded goodwill of $63.4 million and $40.0 million in the years ended December 31, 2017 and 2016, respectively. In the view of management, the goodwill recorded reflects the future cash flow expectations for the acquired businesses’ market positions in their respective trade show industries, synergies and assembled workforce. Substantially all of the goodwill recorded is expected to be deductible for income tax purposes.

2016 Acquisitions

IGES

On August 1, 2016, the Company acquired the assets and assumed the liabilities associated with the International Gift Exposition in the Smokies and the Souvenir Super Show for a total purchase price cash consideration of $3.7 million, which included a negative working capital adjustment of $1.3 million. The revenue and net income generated from this acquisition during the 2016 post-acquisition period was $2.5 million and $1.1 million, respectively. The measurement period was closed during the fourth quarter of 2016.

All of the external acquisition costs of $0.3 million were expensed as incurred and included in selling, general and administrative expenses in the consolidated statements of income and comprehensive income.

The following table summarizes the fair value of the assets and liabilities at the date of acquisition:

(in millions)	August 1, 2016
Prepaid expenses	$0.1
Goodwill	2.9
Other intangible assets	1.8
Deferred revenue	(1.1)
Purchase price, including working capital adjustment	$3.7

Collective

On August 8, 2016, the Company acquired the assets and assumed the liabilities associated with the Swim Collective Trade Show and the Active Collective Trade Show for a purchase price of $14.2 million, which reflects the contingent consideration payment of $1.3 million that was settled during the year ended December 31, 2017. The contingent consideration was primarily based upon performance thresholds around revenue and earnings. The liability was re-measured to fair value each reporting period using the Company’s most recent internal operational budgets. During 2017, the Company recorded a $0.1 million decrease in the fair value of the contingent consideration liability which is included in selling, general and administrative expense in the consolidated statements of income and comprehensive income. The revenue and net income generated from this acquisition during the 2016 post-acquisition period was immaterial. The measurement period was closed during the second quarter of 2017.

All of the external acquisition costs of $0.3 million were expensed as incurred and included in selling, general and administrative expenses in the consolidated statements of income and comprehensive income.

The following table summarizes the fair value of the assets and liabilities at the date of acquisition:

(in millions)	August 8, 2016
Prepaid expenses	$0.1
Goodwill	9.0
Other intangible assets	5.2
Deferred revenue	(0.1)
Purchase price, including working capital adjustment	$14.2

Digital Dealer

On October 11, 2016, the Company acquired the assets and assumed the liabilities associated with the Digital Dealer Conference & Expo, for a purchase price of $20.5 million. The Company paid $4.7 million of contingent consideration during the second quarter of 2017. The remaining $0.2 million contingent consideration was settled in the fourth quarter of 2017. The contingent consideration was primarily based upon performance thresholds around revenue and earnings. The liability was re-measured to fair value each reporting period using the Company’s most recent internal operational budgets. During 2017, the Company recorded a $0.8 million decrease in the fair value of the contingent consideration liability which is included in selling, general and administrative expense in the consolidated statements of income and comprehensive income. The contingent consideration liability is included in accounts payable and other accrued liabilities in the consolidated balance sheet at December 31, 2016. In conjunction with the acquisition, there is a $1.0 million contingent compensation payment that was settled in January 2018. Payment of this contingent amount is primarily based upon achievement of certain performance thresholds as well as the continued engagement of the seller. As such, the $1.0 million was determined to be compensation and is being ratably expensed during the requisite service period. For the year ended December 31, 2017, $0.8 million of the contingent compensation expense was included in selling, general and administrative expense in the consolidated statements of income and comprehensive income. As of December 31, 2017, $1.0 million is included in accounts payable and other accrued liabilities. As of December 31, 2016, $0.2 million is included in other noncurrent liabilities in the consolidated balance sheets. The revenue and net income generated from this acquisition during the 2016 post-acquisition period was immaterial. The measurement period for this acquisition was closed in the third quarter of 2017.

All of the external acquisition costs of $0.5 million were expensed as incurred and included in selling, general and administrative expenses in the consolidated statements of income and comprehensive income.

The following table summarizes the fair value of the assets and liabilities at the date of acquisition:

(in millions)	October 11, 2016
Prepaid expenses	$0.3
Goodwill	14.7
Other intangible assets	5.9
Deferred revenue	(0.4)
Purchase price, including working capital adjustment	$20.5

Pavement

On October 18, 2016, the Company acquired the assets and assumed the liabilities associated with the National Pavement Expo for a purchase price of $7.8 million. The Company paid $2.3 million of contingent consideration during the second quarter of 2017. The contingent consideration was primarily based upon performance thresholds around revenue and earnings. The liability was re-measured to fair value each reporting period using the Company’s most recent internal operational budgets. During 2017, the Company recorded a $0.9 million increase in the fair value of the contingent consideration liability which is included in selling, general and administrative expense in the consolidated statements of income and comprehensive income. The revenue and net income generated from this acquisition during the 2016 post-acquisition period was immaterial. The measurement period for this acquisition was closed in the second quarter of 2017.

All of the external acquisition costs of $0.5 million were expensed as incurred and included in selling, general and administrative expenses in the consolidated statements of income and comprehensive income.

The following table summarizes the fair value of the assets and liabilities at the date of acquisition:

(in millions)	October 18, 2016
Prepaid expenses	$0.1
Goodwill	5.3
Other intangible assets	2.8
Deferred revenue	(0.4)
Purchase price, including working capital adjustment	$7.8

RFID

On November 15, 2016, the Company acquired the assets and assumed the liabilities associated with RFID Journal LIVE! for a purchase price of $5.7 million. In conjunction with the acquisition, there are contingent compensation payments of $2.5 million scheduled to be settled during the first quarter of 2018 and 2019, which are primarily contingent upon achievement of certain performance thresholds and the continued employment of the seller. As such, the $2.5 million was determined to be compensation and is being ratably expensed during the requisite service period. For the year ended December 31, 2017, $1.7 million of the contingent compensation expense was included in selling, general and administrative expense in the consolidated statements of income and comprehensive income. As of December 31, 2017, $1.2 million and $0.7 is included in accounts payable and other accrued liabilities and other noncurrent liabilities, respectively, in the consolidated balance sheets. As of December 31, 2016, $0.2 million is included in other noncurrent liabilities. The revenue and net income generated from this acquisition during the 2016 post-acquisition period was immaterial. The measurement period for this acquisition was closed in the third quarter of 2017.

All of the external acquisition costs of $0.3 million were expensed as incurred and included in selling, general and administrative expenses in the consolidated statements of income and comprehensive income.

The following table summarizes the fair value of the assets and liabilities at the date of acquisition:

(in millions)	November 15, 2016
Prepaid expenses	$0.1
Goodwill	4.2
Other intangible assets	2.3
Deferred revenue	(0.9)
Purchase price, including working capital adjustment	$5.7

ACRE

On December 13, 2016, the Company acquired the assets and assumed the liabilities associated with the American Craft Retailers Expo for a purchase price of $5.0 million, which includes a negative working capital adjustment of $1.1 million. The revenue and net income generated from this acquisition during the 2016 post-acquisition period was immaterial.

All of the external acquisition costs of $0.3 million were expensed as incurred and included in selling, general and administrative expenses in the consolidated statements of income and comprehensive income.

The following table summarizes the fair value of the assets and liabilities at the date of acquisition:

(in millions)	December 13, 2016
Prepaid expenses	$0.1
Goodwill	3.8
Other intangible assets	2.1
Deferred revenue	(1.0)
Purchase price, including working capital adjustment	$5.0

2015 Acquisitions

HCD

Emerald acquired the assets and assumed the liabilities associated with Healthcare Design Conference and Expo, Healthcare Design Magazine, Environments for Aging and Construction Super Conference on February 27, 2015, for a total purchase price consideration of $22.5 million. The acquisition was financed with cash from operations.

All of the external acquisition costs of $0.7 million were expensed as incurred and included in selling, general and administrative expenses in the consolidated statements of income and comprehensive income. The revenue and net income generated from this acquisition during the 2015 post-acquisition period was $7.8 million and $0.9 million, respectively.

The following table summarizes the estimated fair value of the assets and liabilities at the date of the acquisition:

(in millions)	February 27, 2015
Trade and other receivables	$1.1
Prepaid expenses	0.2
Goodwill	13.1
Other intangible assets	10.6
Accounts payable and other current liabilities	(0.3)
Deferred revenues	(2.2)
Purchase price, including working capital adjustment	$22.5

Pizza Group

The Company acquired all of the outstanding interests of Macfadden Protech, LLC, a Delaware limited liability company, which holds the assets and assumed the liabilities associated with International Pizza Expo, and the trade magazine Pizza Today on March 3, 2015, for a total purchase price consideration of $27.9 million, comprised of base consideration of $27.0 million, $0.9 million related to estimated net revenues generated in March 2015 when the Pizza Expo show staged and $0.1 million for estimated working capital received. The acquisition was financed with cash from operations. The revenue and net income generated from this acquisition during the 2015 post-acquisition period was $6.0 million and $0.6 million, respectively.

All of the external acquisition costs of $0.6 million were expensed as incurred during the first quarter of 2015 and included in selling, general and administrative expenses in the consolidated statements of income and comprehensive income.

The following table summarizes the estimated fair value of the assets and liabilities at the date of the acquisition:

(in millions)	March 3, 2015
Trade and other receivables	$0.4
Event net revenue receivable	0.9
Prepaid expenses	1.0
Goodwill	17.3
Other intangible assets	11.6
Accounts payable and other current liabilities	(0.1)
Deferred revenues	(3.2)
Purchase price, including working capital adjustment	$27.9

HOW

The Company acquired all of the assets and assumed the liabilities of HOW Design Live and the HOW Interactive Design Conference Sense from F+W Media, Inc. on October 14, 2015 for a purchase price of $27.6 million which includes a negative working capital adjustment of $0.5 million. The acquisition was financed with cash from operations and a draw from the Company’s revolving credit facility. The revenue and net income generated from this acquisition during the 2015 post-acquisition period was immaterial.

All of the external acquisition costs of $0.6 million were expensed as incurred and are included in selling, general and administrative expenses in the consolidated statements of income and comprehensive income.

The following table summarizes the estimated fair value of the assets and liabilities at the date of the acquisition:

(in millions)	October 14, 2015
Prepaid expenses	$0.3
Goodwill	20.5
Other intangible assets	7.2
Deferred revenues	(0.4)
Purchase price, including working capital adjustment	$27.6

Fastener Expo

Emerald acquired all of the assets and assumed the liabilities of National Industrial Fastener and Mill Supply Expo from the show’s co-owners on November 12, 2015 for a purchase price of $10.8 million which included a positive working capital adjustment of $0.1 million. The acquisition was financed with $6.2 million of cash from operations and the assumption of a $4.5 million note payable from the seller. The note was paid in full in January 2016. The revenue and net income generated from this acquisition during the 2015 post-acquisition period was immaterial.

All of the external acquisition costs of $0.5 million were expensed as incurred during the second half of 2015 and are included in selling, general and administrative expenses in the consolidated statements of income and comprehensive income.

The following table summarizes the estimated fair value of the assets and liabilities at the date of the acquisition:

(in millions)	November 12, 2015
Prepaid expenses	$0.1
Goodwill	6.8
Other intangible assets	3.9
Purchase price, including working capital adjustment	$10.8

Pro-forma financial information

The following table represents the unaudited pro-forma revenue and net income for the years ended December 31, 2017, 2016 and 2015 as if each acquisition had occurred on the first day of the fiscal year preceding the actual transaction date and after giving effect to certain pro-forma adjustments primarily related to the amortization of acquired intangible assets and interest expense. The supplemental unaudited pro-forma financial information is presented for information purposes only. It is not necessarily indicative of what the Company’s financial position or results of operations actually would have been had the Company completed the acquisitions at the dates indicated, nor is it intended to project the future financial position or operating results of the combined company.

	Year ended December 31,
(in millions)	2017	2016	2015
	(Unaudited)
Pro-forma revenues	$360.7	$364.1	$331.7
Pro-forma net income	$90.6	$28.5	$23.9

The unaudited pro-forma supplemental information is based on estimates and assumptions that the Company believes are reasonable and reflects amortization of intangible assets as a result of the acquisitions. This supplemental pro-forma information has been prepared for comparative purposes and does not purport to be indicative of what would have occurred had the acquisitions been made at the beginning of the year prior to the year in which the acquisitions closed, nor is it indicative of any future results. Further, the supplemental pro-forma information has not been adjusted for show timing differences or discontinued events.

Note 4.	Goodwill and Other Intangible Assets

Goodwill

The table below summarizes the changes in the carrying amount of goodwill:

(in millions)
Balance at December 31, 2015	890.3
HOW adjustment	0.1
2016 acquisitions	39.9
Balance at December 31, 2016	$930.3
2017 acquisitions	63.4
Balance at December 31, 2017	$993.7

Other Intangible Assets

Other intangible assets consisted of the following:

(in millions)	December 31, 2016	Additions	Disposals	Transfers	December 31, 2017
Indefinite-lived intangible assets
Trade names	$278.8	$19.7	$—	$—	$298.5
Amortizable intangibles
Customer-related intangibles	382.8	26.0	—	—	408.8
Computer software	8.0	—	—	0.4	8.4
	669.6	45.7	—	0.4	715.7
Accumulated amortization
Customer-related intangibles	(124.4)	(41.3)	—	—	(165.7)
Computer software	(4.4)	(1.0)	—	—	(5.4)
	(128.8)	(42.3)	—	—	(171.1)
Capitalized software in progress	0.4	0.4	—	(0.4)	0.4
Total other intangibles, net	$541.2	$3.8	$—	$—	$545.0

(in millions)	December 31, 2015	Additions	Disposals	Transfers	December 31, 2016
Indefinite-lived intangible assets
Trade names	$270.4	$8.4	$—	$—	$278.8
Amortizable intangibles
Customer-related intangibles	371.0	11.8	—	—	382.8
Computer software	7.3	—	—	0.7	8.0
	648.7	20.2	—	0.7	669.6
Accumulated amortization
Customer-related intangibles	(86.0)	(38.4)	—	—	(124.4)
Computer software	(3.4)	(1.0)	—	—	(4.4)
	(89.4)	(39.4)	—	—	(128.8)
Capitalized software in progress	0.1	1.0	—	(0.7)	0.4
Total other intangibles, net	$559.4	$(18.2)	$—	$—	$541.2

Amortization expense for the years ended December 31, 2017, 2016 and 2015 was $42.3 million, $39.3 million and $37.9 million, respectively.

Future amortization expense is estimated to be as follows for each of the five following years and thereafter ending December 31:

(in millions)
2018	$44.3
2019	44.3
2020	44.2
2021	43.7
2022	41.7
Thereafter	28.3
$246.5
Note 5.	Property and Equipment

Property and equipment, net, consisted of the following:

	December 31,
(in millions)	2017	2016
Leasehold improvements	$2.1	$1.8
Furniture, equipment and other	5.3	4.7
	$7.4	6.5
Less: Accumulated depreciation	(3.6)	(2.7)
Property and equipment, net	$3.8	$3.8

Depreciation expense related to property and equipment for the years ended December 31, 2017, 2016 and 2015 was $0.9 million, $0.7 million and $1.1 million, respectively.

Note 6.	Long-Term Debt

Long-term debt is comprised of the following indebtedness to various lenders:

(in millions)	December 31, 2017	December 31, 2016
Term Loan Facility, with interest at LIBOR plus 3.75% (equal to 4.75%) due 2020, net(a)	$—	$702.1
Amended and Restated Term Loan Facility, with interest at LIBOR plus 2.75% (equal to 4.42%) due 2024, net(b)	554.2	—
Less: Current maturities	5.7	8.8
Long-term debt, net of current maturities, debt discount and deferred financing fees	$548.5	$693.3
(a)	Term Loan Facility as of December 31, 2016 is recorded net of unamortized discount of $6.0 million and net of unamortized deferred financing fees $5.2 million.
(b)	Amended and Restated Term Loan Facility as of December 31, 2017 is recorded net of unamortized discount of $3.6 million and net of unamortized deferred financing fees of $4.4 million.

Amended and Restated Senior Secured Credit Facilities

Prior to October 2016, the senior secured credit facilities consisted of (a) a seven-year $430.0 million senior secured term loan facility (the “Term Loan Facility”) and (b) a $90.0 million senior secured revolving credit facility (the “Revolving Credit Facility” and, together the “Senior Secured Credit Facilities”). On October 28, 2016, Emerald Expositions Holding, Inc., “EEH”, entered into a third amendment to the Senior Secured Credit Facilities to (i) borrow an additional $200.0 million of term loans under the Term Loan Facility to fund the redemption of the 9.000% Senior Notes due 2021 and (ii) increase commitments under the Revolving Credit Facility by $10.0 million to a total of $100.0 million.

On May 8, 2017, using the net proceeds from the initial public offering, the Company prepaid $159.2 million of borrowings outstanding under the Term Loan Facility. On May 22, 2017, EEH amended and restated the Senior Secured Credit Facilities (the “Amended and Restated Senior Secured Credit Facilities”), which consist of (i) a seven-year $565.0 million senior secured term loan facility (the “Amended and Restated Term Loan Facility”), scheduled to mature on May 22, 2024 and (ii) a $150.0 million senior secured revolving credit facility (the “Amended and Restated Revolving Credit Facility” and, together with the Amended and Restated Term Loan Facility, the “Amended and Restated Senior Secured Credit Facilities”), scheduled to mature on May 23, 2022. On November 27, 2017, (the “Effective Date”), EEH entered into the Refinancing Agreement and First Amendment to the Amended and Restated Senior Secured Credit Facilities to reduce the interest rate applicable to term loans under the Amended and Restated Term Loan Facility, by 25 basis points, and on November 29, 2017, EEH entered into the Repricing Agreement and Second Amendment to the Amended and Restated Credit Agreement to reduce the interest rate applicable to revolving loans under the Amended and Restated Revolving Credit Agreement by 25 basis points.

The Amended and Restated Term Loan Facility proceeds of $563.6 million (net of a $1.4 million original issuance discount) were used to repay the outstanding principal and interest under the Term Loan Facility, pay third party fees of $6.4 million and pay $0.8 million in financing fees related to the increase in commitments under the Amended and Restated Revolving Credit Facility. An additional $1.5 million in third party fees were paid with cash from operations. Of the $6.4 million in third party fees, $3.8 million were recognized as interest expense. The remaining $2.6 million, together with the $1.5 million in third party fees that were paid with cash from operations, were recorded as deferred financing fees. The $1.4 million original issuance discount and the $2.6 million in deferred financing fees will be amortized over the life of the Amended and Restated Term Loan Facility using the effective interest method. The $0.8 million in deferred financing fees related to the Amended and Restated Revolving Credit Facility will be amortized over the life of the facility using the straight-line method.

In connection with the November 2017 repricings, third party fees of $0.7 million, were recognized as interest expense.

The Amended and Restated Senior Secured Credit Facilities allow for EEH to choose from the following two interest rate options:

−	Alternate Base Rate (“ABR”) loans bear interest at a rate equal to a spread, or applicable margin, above the greatest of (i) the administrative agent’s prime rate, (ii) the Federal Funds Rate plus 50 basis points, and (iii) the one month London Interbank Offered Rate (“LIBOR”) plus 1.00%.

or

−	LIBOR loans bear interest at a rate equal to a spread, or applicable margin, over the LIBOR rate.

From May 22, 2017 through the Effective Date, the spread, or applicable margin, was 2.00% for ABR loans and 3.00% for LIBOR loans. After the Effective Date, the spread, or applicable margin, was 1.75% for ABR loans and 2.75% for LIBOR loans. Following the first fiscal quarter after the Effective Date, (i) the applicable margin will step down by 0.25% if EEH’s Total First Lien Net Leverage Ratio (as defined in the Amended and Restated Senior Secured Credit Facilities) is lower than 2.75 to 1.00 and (ii) the applicable margin under the Amended and Restated Revolving Credit Facility (but not the Amended and Restated Term Loan Facility) will step down by an additional 0.25% if EEH’s Total First Lien Net Leverage Ratio is less than 2.50 to 1.00.

EEH is required to pay a quarterly commitment fee in respect of the unutilized commitments under the Amended and Restated Revolving Credit Facility in an amount equal to 0.50% per annum, calculated on the unused portion of the facility, which may be reduced to 0.375% upon achievement of a Total First Lien Ratio of 3.50 to 1.50. Upon the issuance of letters of credit under the Amended and Restated Revolving Credit Facility, EEH is required to pay fronting fees, customary issuance and administration fees and a letter of credit fee equal to the then-applicable margin (as determined by reference to LIBOR) for the Amended and Restated Revolving Credit Facility.

EEH had zero borrowings under its Amended and Restated Revolving Credit Facility as of December 31, 2017 and 2016. EEH had $0.9 million and $0.6 million in stand-by letters of credit issuances under its Amended and Restated Revolving Credit Facility and its Revolving Credit Facility as of December 31, 2017 and December 31, 2016, respectively.

Payments and Commitment Reductions

The Amended and Restated Term Loan Facility requires repayment in equal quarterly installments of 0.25% of the $565.0 million (the principal amount outstanding on May 22, 2017), with the balance due at maturity. Installment payments on the Amended and Restated Term Loan Facility are due on the last business day of each quarter, commencing on September 29, 2017.

Subject to the certain customary exceptions and limitations, EEH is required to prepay amounts outstanding under the Amended and Restated Term Loan Facility under specified circumstances, including 50.0% of Excess Cash Flow (“ECF”), subject to step-downs to 25% and 0% of excess cash flow at certain leverage based thresholds, and with 100% of the net cash proceeds of asset sales and casualty events in excess of certain thresholds (subject to certain reinvestment rights).

EEH may prepay the loans in whole or part without premium or penalty.

Guarantees; Collateral; Covenants; Events of Default

All obligations under the Amended and Restated Senior Secured Facility are guaranteed by EEH’s direct parent company and, subject to certain exceptions, by all of EEH’s direct and indirect wholly owned domestic subsidiaries. As of December 31, 2017, all of EEH’s subsidiaries and EEH’s direct parent have provided guarantees.

Subject to certain limitations, the obligations under the Amended and Restated Senior Secured Credit Facilities are secured by a perfected first priority security interest in substantially all tangible and intangible assets owned by EEH or by any guarantor.

The Amended and Restated Senior Secured Credit Facilities contain customary incurrence-based negative covenants, including limitations on indebtedness; limitations on liens; limitations on certain fundamental changes (including, without limitation, mergers, consolidations, liquidations and dissolutions); limitations on asset sales; limitations on dividends and other restricted payments; limitations on investments, loans and advances; limitations on repayments of subordinated indebtedness; limitations on transactions with affiliates; limitations on changes in fiscal periods; limitations on agreements restricting liens and/or dividends; and limitations on changes in lines of business. In addition, the Amended and Restated Revolving Credit Facility contains a financial covenant requiring EEH to comply with a 5.50 to 1.00 total first lien net secured leverage ratio test. This financial covenant is tested quarterly only if the aggregate amount of revolving loans, swingline loans and letters of credit outstanding under the Amended and Restated Revolving Credit Facility (net of up to $10.0 million of outstanding letters of credit) exceeds 35% of the total commitments thereunder. As of December 31, 2017, this financial covenant has not been triggered and EEH was in compliance with all covenants under the Amended and Restated Senior Secured Credit Facilities.

Events of default under the Amended and Restated Senior Secured Credit Facilities include, among others, nonpayment of principal when due; nonpayment of interest, fees or other amounts; cross-defaults; covenant defaults; material inaccuracy of representations and warranties; certain bankruptcy and insolvency events; material unsatisfied or unstated judgments; certain ERISA events; change of control; or actual or asserted invalidity of any guarantee or security document. There were no events of default under the Amended and Restated Senior Secured Credit Facilities as of December 31, 2017.

During the year ended December 31, 2017, EEH made borrowings of $43.0 million and repayments of $43.0 million on the Amended and Restated Revolving Credit Facility. During the year ended December 31, 2016, EEH made borrowings and repayments of $8.0 million on the Revolving Credit Facility. EEH had $0.9 million and $0.6 million in stand-by letter of credit issuances under the Amended and Restated Revolving Credit Facility and the Revolving Credit Facility as of December 31, 2017 and December 31, 2016, respectively.

Interest Expense

Interest expense reported in the consolidated statements of income and comprehensive income consist of the following:

	Year ended December 31,
(in millions)	2017	2016	2015
Senior secured term loan	$32.6	$29.9	$27.2
9.00% Senior notes	—	14.9	18.1
Noncash interest for amortization of debt discount and debt issuance costs	4.6	5.2	4.7
Realized and unrealized loss on interest rate swap and floor, net	—	0.8	1.5
Revolving credit facility commitment fees	1.1	0.6	0.5
	$38.3	$51.4	$52.0

Interest Rate Swap and Floor

In March 2014, the Company entered into forward interest rate swap and floor contracts to manage and reduce its interest rate risk. The Company’s interest rate swap and floor have an effective date of December 31, 2015 and are settled on the last business day of each month of March, June, September and December, beginning March 31, 2016 through December 31, 2018. The Company made payments and recognized a realized loss of $1.4 million and $1.5 million during the year ended December 31, 2017 and 2016, respectively, representing the differential between the three-month LIBOR rate 2.705%, on the principal amount of $100.0 million. The Company marks-to-market its interest rate contracts quarterly with the unrealized and realized gains and losses included in interest expense in the consolidated statements of income and comprehensive income. For the years ended December 31, 2017 and 2016, the Company recorded an unrealized gain of $1.4 million and $0.7 million, respectively. The liability is included in accounts payable and other current liabilities and noncurrent liabilities in the consolidated balance sheets.

Note 7.	Fair Value Measurements

As of December 31, 2017 and 2016, the Company’s assets and liabilities measured at fair value on a recurring basis are categorized in the tables below:

	December 31, 2017
	Total	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$10.9	$10.9	$—	$—
Total assets at fair value	$10.9	$10.9	$—	$—

Liabilities
Interest rate swap and floor(a)	$0.8	$—	$0.8	$—
Contingent consideration(a)	1.6	—	—	1.6
Total liabilities at fair value	$2.4	$—	$0.8	$1.6
(a)	Included in accounts payable and other current liabilities in the consolidated balance sheets.
	December 31, 2016
	Total	Level 1	Level 2	Level 3
Assets
Cash and cash equivalents	$14.9	$14.9	$—	$—
Total assets at fair value	$14.9	$14.9	$—	$—

Liabilities
Interest rate swap and floor(a)	$2.3	$—	$2.3	$—
Contingent consideration(b)	8.5	—	—	8.5
Total liabilities at fair value	$10.8	$—	$2.3	$8.5
(a)	Included in accounts payable and other current liabilities and other noncurrent liabilities in the consolidated balance sheets.
(b)	Included in accounts payable and other current liabilities in the consolidated balance sheets.

The following table sets forth a summary of changes in the fair value of the Company’s Level 3 fair value measurements for the years ended December 31, 2016 and 2017.

(in millions)	December 31, 2015	Additions	December 31, 2016	Loss recognized in earnings from changes in fair value	Payments	Additions	December 31, 2017
Contingent consideration	$—	$8.5	$8.5	$0.3	$(12.6)	$5.4	$1.6

The contingent consideration liability of $1.6 million as of December 31, 2017 is expected to be settled in 2018. The unobservable inputs used in calculating contingent consideration include probability weighted estimates regarding the likelihood of achieving revenue and EBITDA targets for the respective show acquired. The liability is re-measured to fair value each reporting period using the Company’s most recent internal operational budget. The determination of the fair value of the contingent consideration liabilities could change in future periods based upon the Company’s ongoing evaluation of the changes in the probability of achieving the revenue or EBITDA targets. Any such changes in fair value will be recorded in selling, general and administrative expense in the consolidated statements of income and comprehensive income.

The contingent consideration liabilities of $8.5 million as of December 31, 2016 were settled in 2017. These liabilities were re-measured to fair value each reporting period using the Company’s most recent internal operational budgets.

There were no remeasurement adjustments or payments of earn out liabilities between the acquisition dates and December 31, 2016. During our internal reviews in 2017, the Company recorded a $0.3 million increase in fair value which is included in selling, general and administrative expense in the consolidated statements of income and comprehensive income.

Note 8.	Related-Party and Former Parent Transactions

Emerald entered into a Services Agreement, dated June 17, 2013, with Onex Partners. Under the Services Agreement, Onex Partners provided expertise and advisory services, including, financial and structural analysis, due diligence investigations, and other advice and negotiation assistance. The fee for these services was payable quarterly. In conjunction with the Company’s initial public offering, the Service Agreement was terminated. The Onex Partners service expense was $0.2 million, $0.8 million and $0.8 million for the years ended December 31, 2017, 2016 and 2015, respectively, and is included in selling, general and administrative expenses in the consolidated statements of income and comprehensive income.

Note 9.	Shareholder’s Equity and Stock-Based Compensation

Emerald Expositions Events, Inc. Common Stock Issuances

In the first quarter of 2017, 2016 and 2015, the Board of Directors approved and granted 8,625, 11,625 and 4,375 shares, respectively, of the Company’s common stock to the Company’s independent directors as part of their Board compensation.

On April 28, 2017, the Company’s stock began trading on the New York Stock Exchange under the symbol “EEX”. On May 3, 2017, the Company completed the initial public offering of its common stock. The Company sold a total of 10,333,333 shares of common stock.

On May 24, 2017, the Board of Directors declared and approved a dividend on each share of common stock outstanding on the record date (June 7, 2017), payable to the Company’s common stock holders on June 21, 2017. The dividend payment was $0.07 per share and resulted in an aggregate dividend payment of $5.1 million.

On August 1, 2017, the Board of Directors declared and approved a dividend on each share of common stock outstanding on the record date (August 17, 2017), payable to the Company’s common stock holders on August 31, 2017. The dividend payment was $0.07 per share and resulted in an aggregate dividend payment of $5.1 million.

On October 27, 2017, the Board of Directors declared and approved a dividend on each share of common stock outstanding on the record date (November 16, 2017), payable to the Company’s common stock holders on November 30, 2017. The dividend payment was $0.07 per share and resulted in an aggregate dividend payment of $5.1 million.

Emerald Expositions Events, Inc. 2013 Stock Option Plan (“the 2013 Plan”) and 2017 Omnibus Equity Plan (“the 2017 Plan”)

Effective June 17, 2013 the Company’s Board of Directors approved the adoption of the Expo Event Holdco, Inc. 2013 Stock Option Plan (“the 2013 Plan”) and reserved 4,963,875 shares for awards to be issued under the 2013 Plan. The 2013 Plan was amended effective July 19, 2013 to increase the shares reserved to be issued under the plan to 5,227,750 shares. Primarily as a result of the acquisition of GLM in January 2014 and the 17,500,000 additional common stock shares issued to partially fund that acquisition, the 2013 Plan was amended effective April 22, 2014 to reserve an additional 2,177,000 shares for issuance. Following the Company’s IPO, the 2013 Plan will no longer be used for future grants.

In April 2017, the Company adopted the 2017 Omnibus Equity Plan (the “2017 Plan”). The Company’s stockholders approved the 2017 Plan and it became effective in connection with the Company’s initial public offering. Under the 2017 Plan, the Company may grant incentive stock options, non-statutory stock options, restricted stock, restricted stock units (“RSUs”) and stock appreciation rights, dividend equivalent rights, share awards and performance-based awards to employees, directors or consultants. The Company has initially reserved 5,000,000 shares of its common stock for issuance under the 2017 Plan. A total of 4,851,591 shares were available for future grant under the 2017 Plan at December 31, 2017.

The Board of Directors determines eligibility, vesting schedules and exercise prices for award grants. Option grants have a contractual term of 10 years from the date of grant. Under the 2013 Plan, the options were granted in two or three tranches with varying exercise prices with Tranche 1 exercise price being equal to the fair market value the Company’s common stock at the date of grant. Tranche 1: 50% or 75% option shares at exercise price at fair market value of common stock (varied); Tranche 2: 25% option shares at exercise price above fair market value and Tranche 3: 0% - 25% option shares at exercise price above fair market value. Under the 2017 Plan, the options have been granted in one tranche with the exercise price being equal to the fair market value of the Company’s common stock at the date of grant.

Vesting of all option grants begins at the first anniversary of the date of grant. Options granted under the 2013 Plan vest 20% per year over five years. Options granted under the 2017 Plan vest 25% per year over four years.

Stock Options

The fair value of stock options is estimated on the grant date using the Black-Scholes option pricing model using the following assumptions:

	Year Ended December 31, 2015
	Range	Weighted-Average
Expected volatility	26.14% to 35.55%
Dividend yield	0.00%
Risk-free interest rate	1.49% to 2.14%
Expected term (in years)	5.50 to 7.50
Weighted-average fair value at grant date		$3.57
	Year Ended December 31, 2016
	Range	Weighted-Average
Expected volatility	25.68% to 33.88%
Dividend yield	0.00%
Risk-free interest rate	1.15% to 1.65%
Expected term (in years)	5.50 to 7.50
Weighted-average fair value at grant date		$3.56
	Year Ended December 31, 2017
	Range	Weighted-Average
Expected volatility	24.12% to 26.04%
Dividend yield	1.30%
Risk-free interest rate	1.91% to 2.04%
Expected term (in years)	5.25 to 7.00
Weighted-average fair value at grant date		$5.53

Stock option activity for the year ended December 31, 2017, was as follows:

		Weighted-Average
	Number of Options	Exercise Price per Option	Remaining Contractual Term	Aggregate Intrinsic Value
(share data in thousands)			(years)	(millions)
Outstanding at December 31, 2016	7,157	$10.91
Granted	45	22.66
Exercised	(402)	13.15
Forfeited	(247)	12.04
Outstanding at December 31, 2017	6,553	$10.82	5.91	$62.5
Exercisable at December 31, 2017	4,686	$10.64	5.80	$45.5

Information regarding fully vested and expected to vest stock options as of December 31, 2017 is as follows:

Weighted Average Exercise Price	Number of Options	Weighted Average Remaining Contractual Life
$8.00	3,309	5.78
$10.40	240	6.92
$12.00	1,602	5.89
$13.03	8	8.12
$16.00	1,342	5.93
$22.66	44	9.73
$10.82	6,545	5.91

The aggregate intrinsic value is the amount by which the fair value of our common stock exceeded the exercise price of the options at December 31, 2017, for those options for which the market price was in excess of the exercise price.

The Company recorded stock-based compensation expense for the stock option grants for the years ended December 31, 2017, 2016 and 2015 of $1.7 million, $3.0 million and $5.1 million, respectively, which is included in selling, general and administrative expenses on the consolidated statements of income and comprehensive income. The related deferred tax benefit for stock-based compensation recognized was $0.6 million, $1.1 million and $2.0 million for the years ended December 31, 2017, 2016, and 2015, respectively.

There were 4,685,974 stock options vested and exercisable at December 31, 2017. The total fair value of shares vested during the years ended December 31, 2017, 2016 and 2015 based on weighted average grant date fair value was $3.7 million, $3.7 million, and $3.8 million, respectively.

Restricted Stock Units

In 2017, the Company granted RSUs that contain service and, in certain instances, performance conditions to certain executives and employees. The Company recognizes cumulative stock-based compensation expense for the portion of the awards for which the service period and performance conditions, as applicable, are probable of being satisfied. Stock-based compensation expense recognized in the year ended December 31, 2017 was $0.7 million.

The Company’s summary of RSU activity under the 2017 Plan was as follows:

	Number of RSUs	Weighted Average Grant Date Fair Value per Share
Unvested balance, December 31, 2016	—	$—
Granted	105	22.02
Forfeited	(2)	21.32
Unvested balance, December 31, 2017	103	$22.03

There was a total of $1.2 million unrecognized stock-based compensation expense at December 31, 2017 related to unvested stock options and RSUs expected to be recognized over a weighted-average period of 0.9 years.

Note 10.	Earnings Per Share

Basic earnings per share is computed using the weighted-average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted-average number of common shares outstanding during the period, plus the dilutive effect of outstanding options, using the treasury stock method and the average market price of the Company’s common stock during the applicable period. Certain shares related to some of the Company’s outstanding stock options were excluded from the computation of diluted earnings per share because they were antidilutive in the periods presented, but could be dilutive in the future.

On April 10, 2017, the Company effected a 125-for-one stock split of the Company’s issued and outstanding common shares and increased its authorized shares of common stock to 800,000,000 shares. The par value of the common stock was not adjusted as a result of the stock split. All issued and outstanding share and per share amounts included in the consolidated financial statements have been retroactively restated to reflect the stock split. Fractional shares resulting from the stock split were rounded down to the nearest whole share.

The details of the computation of basic and diluted earnings per common share are as follows:

	Year Ended December 31,
(dollars in millions, share data in thousands except earnings per share)	2017	2016	2015
Net income	$81.8	$22.2	$19.6
Weighted average common shares outstanding	68,912	61,859	61,847
Basic earnings per share	$1.19	$0.36	$0.32
Net income	$81.8	$22.2	$19.6
Weighted average common shares outstanding	68,912	61,859	61,847
Diluted effect of stock options	3,204	1,435	669
Diluted weighted average common shares outstanding	72,116	63,294	62,516
Diluted earnings per share	$1.13	$0.35	$0.31
Anti-dilutive shares excluded from diluted earnings per share calculation	63	1,691	3,666
Note 11.	Defined Contribution Plans

On January 1, 2014, the Company established the Emerald Expositions, Inc. 401(k) Savings Plan (the “Emerald Plan”). The Company matches 50% of up to 6% of an eligible plan participant’s compensation for the contribution period. For each of the years ended December 31, 2017, 2016 and 2015 the Company recorded compensation expense of $0.9 million for the employer matching contribution. On January 1, 2015 the Emerald Plan’s name changed to the Emerald Expositions, LLC 401(k) Savings Plan.

Beginning on January 15, 2014, Emerald acquired as part of the GLM acquisition, the George Little Management, LLC 401(k) and Profit Sharing Plan (the “GLM Plan”). The GLM Plan was a self-administered defined contribution plan. On January 1, 2015 the GLM Plan was merged into the Emerald Plan.

Note 12.	Income Taxes

The (benefit from) provision for income taxes attributable to income before income taxes consisted of:

	December 31,
(in millions)	2017	2016	2015
Current
Federal	$0.6	$1.0	$0.8
State and local	4.3	2.6	1.6
	4.9	3.6	2.4
Deferred
Federal	(38.9)	11.3	9.8
State and local	(1.0)	(0.9)	(1.9)
	(39.9)	10.4	7.9
Total (benefit from) provision for income taxes	$(35.0)	$14.0	$10.3

The Company’s provision for income taxes was different from the amount computed by applying the statutory federal income tax rate of 35% to the underlying income before income taxes as a result of the following:

	December 31,
(in millions)	2017	2016	2015
Income before income taxes	$46.8	$36.2	$29.9
U.S. statutory tax rate	35.0%	35.0%	35.0%
Taxes at the U.S. statutory rate	16.4	12.7	10.5
Tax effected differences State and local taxes, net of federal benefit	1.9	1.5	1.3
Excess tax deductions on share-based payments	(1.0)	—	—
Change in valuation allowance	—	—	(0.1)
Change in tax rates	(52.1)	(0.4)	(1.7)
Change in uncertain tax positions	(0.4)	—	—
Other, net	0.2	0.2	0.3
Total (benefit from) provision for income taxes	$(35.0)	$14.0	$10.3

The change in tax rates is primarily a result of the Tax Cuts and Jobs Act, which reduced the Federal Statutory rate from 35% to 21% beginning January 1, 2018. Changes in the relative mix of revenue derived, wages paid and property locations by state, impact the Company’s apportionment factors and blended state tax rates which are applied in measuring its deferred tax assets and liabilities.

Deferred taxes consisted of the following:

	December 31,
(in millions)	2017	2016
Deferred tax assets
Net operating loss carryforwards	$0.3	$21.3
Deferred compensation	1.4	0.1
Stock-based compensation	4.5	6.2
Fixed asset depreciation	0.4	0.8
Accrued expenses	0.3	0.4
Credits	2.8	3.3
Other assets	1.1	2.0
Deferred tax assets	10.8	34.1
Valuation allowance	(0.3)	(0.3)
Net deferred tax assets	10.5	33.8
Deferred tax liabilities
Goodwill and intangible assets	(110.7)	(173.9)
Net deferred tax liability	$(100.2)	$(140.1)
Recognized as
Deferred income taxes, noncurrent	$(100.2)	$(140.1)
	$(100.2)	$(140.1)

The Tax Cuts and Jobs Act was enacted on December 22, 2017, and permanently reduces the U.S. federal corporate tax rate from 35% to 21%. Accounting Standard Codification ("ASC") 740 requires filers to record the effect of tax law changes in the period enacted. However, the SEC issued Staff Accounting Bulletin No. 118 ("SAB 118"), that permits filers to record provisional amounts during a measurement period ending no later than one year from the date of the Tax Cuts and Jobs Act enactment.

As of December 31, 2017, the Company has not completed its accounting for the tax effects of enactment of the Tax Cuts and Jobs Act. However, the Company has recorded a provisional tax benefit of $52.1 million for the remeasurement of certain deferred tax liabilities in the U.S. from 35% to 21%. This provisional amount is included as a component of (benefit from) provision for income taxes as reported in the consolidated statements of operations and comprehensive income.

Additionally, the Company has not recorded provisional amounts for other aspects of the Tax Cuts and Jobs Act, including the potential impact of items effective January 1, 2018 and continue to account for those items based on its existing accounting under ASC 740 and the provisions of the tax laws that were in effect immediately prior to enactment. Further, the Company anticipates the Department of the Treasury, FASB and other regulators to release additional guidance and authority that could affect the accounting for the tax effects of enactment of the Tax Cuts and Jobs Act.

At December 31, 2017 and 2016, the Company had federal net operating loss carryforwards of approximately zero and $59.9 million, respectively. At December 31, 2017 and 2016, the Company had federal alternative minimum tax (“AMT”) credit carryforwards of approximately $2.8 million and $3.3 million, respectively, and the AMT credits have an indefinite carryover period.

The following table reflects changes in the gross unrecognized tax benefits:

	December 31,
(in millions)	2017	2016	2015
Gross unrecognized tax benefits-beginning of period	$0.4	$0.4	$0.5
Decreases related to prior year tax positions	(0.4)	—	(0.1)
Increases related to current year tax provisions	1.7	—	—
Gross unrecognized tax benefits-end of period	$1.7	$0.4	$0.4

During all years presented, the Company recognized interest and penalties related to unrecognized tax benefits within the provision for income taxes in the consolidated statements of operations and comprehensive income. The amount of interest and penalties accrued as of December 31, 2017 and 2016 were not material.

If the balance of gross unrecognized tax benefits of $1.7 million as of December 31, 2017 were realized in a future period, this would result in a tax benefit of $0.5 million within the provision for income taxes at such time.

Note 13.	Commitments and Contingencies

Leases and Other Contractual Arrangements

The Company has entered into operating leases and other contractual obligations to secure real estate facilities and trade show venues. These agreements are not unilaterally cancelable by the Company, are legally enforceable and specify fixed or minimum amounts or quantities of goods or services at fixed or minimum prices.

The amounts presented below represent the minimum annual payments under the Company’s purchase obligations that have initial or remaining non-cancelable terms in excess of one year.

	Years Ending December 31,
(in millions)	2018	2019	2020	2021	2022	There-after	Total
Operating leases	$3.9	$3.8	$3.9	$3.3	$3.0	$10.8	$28.7
Other contractual obligations	41.7	18.2	12.6	1.0	0.3	—	73.8
	$45.6	$22.0	$16.5	$4.3	$3.3	$10.8	$102.5

Total expenses incurred under operating leases were $4.3 million, $2.6 million and $3.3 million for the years ended December 31, 2017, 2016 and 2015, respectively.

Other Contingent Commitments

Legal Proceedings and Contingencies

The Company is subject to litigation and other claims in the ordinary course of business. In the opinion of management, the Company’s liability, if any, arising from regulatory matters and legal proceedings related to these matters is not expected to have a material adverse impact on the Company’s consolidated balance sheet, results of operations or cash flows.

In the opinion of management, there are no claims, commitments or guarantees pending to which the Company is party that would have a material adverse effect on the consolidated financial statements.

Note 14.	Accounts payable and other current liabilities

Accounts payable and other current liabilities consisted of the following:

	December 31,
(in millions)	2017	2016
Accrued personnel costs	$7.6	$7.0
Other current liabilities	6.4	5.2
Contingent consideration	1.6	8.5
Accrued event costs	3.6	3.6
Trade payables	5.3	3.8
Accrued interest	0.5	0.1
Total accounts payable and other current liabilities	$25.0	$28.2

Other current liabilities is primarily comprised of corporate accruals and the current portion of the liability related to the interest rate swap and floor.

Note 15.	Subsequent Event

On January 26, 2018, the Company’s Board of Directors approved, and the Company subsequently declared, the payment of a cash dividend of $0.07 per share for the quarter ending March 31, 2018 to holders of record of the Company’s common stock as of February 9, 2018.

Emerald Expositions Events, Inc. (parent company only)
Schedule I – Condensed Financial Information of Registrant
Condensed Balance Sheets
December 31, 2017 and 2016

(dollars in millions, share data in thousands except par value)	2017	2016
Assets
Current assets
Receivable from related parties	$—	$—
Total current assets	—	—
Noncurrent assets
Long term receivable from related parties	—	—
Investment in subsidiaries	761.2	527.7
Total assets	$761.2	$527.7
Liabilities and Shareholders’ Equity
Current liabilities
Payable to subsidiary	$—	$—
Total current liabilities	—	—
Noncurrent liabilities
Long term payable to subsidiary	—	—
Total liabilities	$—	$—

Shareholders’ equity
Preferred stock, $0.01 par value; authorized shares at December 31, 2017: 80,000; no shares issued and outstanding at December 31, 2017	—	—
Common stock, $0.01 par value; authorized shares: 800,000;
Issued and outstanding shares: 72,604 and 61,860 at December 31, 2017 and 2016, respectively	0.7	0.6
Additional paid-in capital	677.1	510.3
Retained earnings	83.4	16.8
Total shareholders’ equity	$761.2	$527.7
Total liabilities and shareholders’ equity	$761.2	$527.7

Emerald Expositions Events, Inc. (parent company only)
Schedule I – Condensed Financial Information of Registrant
Condensed Statements of Income and Comprehensive Income
December 31, 2017, 2016 and 2015

(dollars in millions)	2017	2016	2015
Revenues	$—	$—	$—
Other income	—	—	—
Cost of revenues	—	—	—
Selling, general and administrative expense	—	—	—
Depreciation and amortization expense	—	—	—
Intangible asset impairment charge	—	—	—
Operating income	—	—	—
Interest expense	—	—	—
Loss on extinguishment of debt	—	—	—
Income before income taxes	—	—	—
(Benefit from) provision for income taxes	—	—	—
Earnings before equity in net income and comprehensive income of subsidiaries	—	—	—
Equity in net income and comprehensive income of subsidiaries	81.8	22.2	19.6
Net income and comprehensive income	$81.8	$22.2	$19.6

Emerald Expositions Events, Inc. (parent company only)
Schedule I – Condensed Financial Information of Registrant
Notes to Condensed Financial Statements
December 31, 2017, 2016 and 2015

1.	Basis of Presentation

In the parent-company-only financial statement, Emerald Expositions Events, Inc.’s investment in subsidiaries is stated at cost plus equity in undistributed earnings of subsidiaries since the date of acquisition. The parent-company-only financial statements should be read in conjunction with the Company’s consolidated financial statements. A condensed statement of cash flows was not presented because Emerald Expositions Events, Inc.’s net operating activities have no cash impact and there were no investing or financing cash flow activities during the fiscal years ended December 31, 2017, 2016 and 2015.

Income taxes and non-cash stock-based compensation have been allocated to the Company’s subsidiaries for the fiscal years ended December 31, 2017, 2016 and 2015.

2.	Guarantees and Restrictions

On May 22, 2017, EEH entered into the Amended and Restated Senior Secured Credit Facilities, by and among Expo Event Midco, Inc. (“EEM”), EEH and EEH’s subsidiaries as guarantors, various lenders from time to time party thereto and Bank of America, N.A., as administrative agent. The Amended and Restated Senior Secured Credit Facilities include restrictions on the ability of EEH and its restricted subsidiaries to incur additional liens and indebtedness, make investments and dispositions, pay dividends and make intercompany loans and advances or enter into other transactions, among other restrictions, in each case subject to certain exceptions. Under the Amended and Restated Senior Secured Credit Facilities, EEH is permitted to pay dividends so long as immediately after giving effect thereto, no default or event of default had occurred and was continuing, (a) up to an amount equal to, (i) a basket that builds based on 50% of EEH’s Consolidated Net Income (as defined in the Amended and Restated Credit Facilities) and certain other amounts, subject to various conditions including compliance with a fixed charge coverage ratio of 2.0 to 1.0 and (b) in certain additional limited amounts, subject to certain exceptions set forth in the Senior Secured Credit Facilities.

Since the restricted net assets of EEH and its subsidiaries exceed 25% of the consolidated net assets of the Company and its subsidiaries, the accompanying condensed parent company financial statements have been prepared in accordance with Rule 12-04, Schedule 1 of Regulation S-X. This information should be read in conjunction with the accompanying consolidated financial statements.

Emerald Expositions Events, Inc.
Schedule II – Valuation and Qualifying Accounts

		Additions
	Balance at Beginning of Period	Charged to Costs & Expenses	Charged to Other Accounts	Deductions	Balance at End of Period
Description	(in millions)
Year Ended December 31, 2017:
Allowance for doubtful accounts	$0.7	0.5	—	(0.4)	$0.8
Deferred tax asset valuation allowance	$0.3	—	—	—	$0.3

Year Ended December 31, 2016:
Allowance for doubtful accounts	$1.9	0.7	—	(1.9)	$0.7
Deferred tax asset valuation allowance	$0.3	—	—	—	$0.3

Year Ended December 31, 2015:
Allowance for doubtful accounts	$1.8	0.7	—	(0.6)	$1.9
Deferred tax asset valuation allowance	$0.4	—	—	(0.1)	$0.3

BofA Merrill Lynch	Barclays	Goldman Sachs & Co. LLC
Citigroup	Credit Suisse	Deutsche Bank Securities	RBC Capital Markets
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